

Ahold
Delhaize

better together

Annual Report 2016

Introduction

In 2016, we brought two successful businesses together to create one of the world's largest retail groups, able to deliver even more for the customers of our great local brands.

Welcome to our first Annual Report as a merged company, Ahold Delhaize. In 2016, we brought two successful businesses together to create one of the world's largest retail groups, able to deliver even more for the customers of our great local brands. This is reflected in the theme of our report: Better together. It is also the name of our strategy, which you will find out more about as you read our report.

We believe that our long-term financial success is directly tied to how well we manage our financial, natural, and human resources. For that reason, we have decided to publish one report that provides an integrated view of our sustainability performance as part of our overall company performance.

Please read on to find out more about our year and the good momentum we achieved following the merger. Our report outlines the progress our great local brands made on all our strategic priorities, including making our fresh offering even fresher, providing healthier choices for our customers, reducing waste, supporting our communities, expanding our online offering, making it easier to shop, and much more.



In this year's report



For more information
visit our website at
www.aholddelhaize.com



Overview

We are Ahold Delhaize

Together, we build great local brands, bringing fresh inspiration every day.

Our family of strong local brands delivers great food, value and innovations to customers in 11 countries through 6,556 stores and online. We combine global scale with the most local and personal service.

We make supermarkets smarter and online shopping faster and better. And are committed to becoming an even more sustainable business.

We are working hard to be the world's most inspiring food retailer.

We are better together.





Group highlights

On July 23, 2016, the merger between Ahold and Delhaize Group was completed. Legally, the merger was implemented by Delhaize Group merging into Ahold, with the entity renamed Ahold Delhaize.

As a result, Delhaize Group's financial results have been included in the Consolidated Financial Statements since the merger date, affecting comparability of the 2016 financial results to the 2015 results.

This Annual Report also provides numbers and analysis on a pro forma basis, using data that is based on the assumption that the merger became effective on the first day of Ahold's 2015 financial year. This provides a comparative basis, for illustrative purposes, to facilitate assessment of the current performance of the combined company.



Net sales of **€49.7bn**
Pro forma net sales of **€62.3bn**



Operating income of **€1.6bn**
Pro forma operating income of **€2.0bn**



Underlying operating income of **€1.9bn**
Pro forma underlying operating income of **€2.3bn**



Underlying operating margin **3.8%**
Pro forma underlying operating margin **3.7%**



Underlying EBITDA **€3.3bn**
Pro forma underlying EBITDA **€4.1bn**



Pro forma underlying earnings from continuing operations per basic share at **€1.17**



Free cash flow of €1.4bn after €1.7bn capital expenditure[1]



Dividend per common share **€0.57**

42%
Own-brand sales from healthy products

6,556
stores worldwide

370,000
associates

€2.3bn
net consumer online sales

1   Free cash flow and capital expenditure including Delhaize Group for a full year.

working

better together

business

Tracing our roots back 150 years, we have come together to build on our portfolio of strong local brands, common purpose and deep commitment to sustainable retailing. Together we are sharing best practices, learning from one another, and realizing the benefits of our scale.



great

local brands

flavors

Our family of great local brands serves more than
50 million customers each week across 11 countries.
Each brand shares a passion for delivering quality,
value and experiences to customers and partnering
with local communities to be a better neighbor.



creating

fresh inspiration

offering

We are bringing fresh inspiration and new innovations every day to customers, communities and associates. Our brands aim to make life a little easier, healthier and more affordable for everyone, to build a better future for our businesses and their communities.

Where we operate

38%
net sales

Europe

Albert Heijn
Delhaize
Etos

Gall & Gall
bol.com
Albert
Maxi
Tempo

AB
ENA
Mega Image
Pingo Doce*

62%
net sales

United States

Food Lion
Stop & Shop
Hannaford
Giant
Martin's
Giant Food
Peapod
bfresh

Asia
Super Indo*

*Joint venture

Our great local brands

Our great local brands are the heart of our businesses.

Each brand shares a passion for delivering great food, value and innovations, both in stores and online, and for creating inclusive workplaces that provide rewarding career opportunities.

Our brands have also established meaningful, lasting commitments to strengthen local communities, source responsibly and help customers make healthier choices every day.



For more information about our brands, visit our website at **www.aholddelhaize.com**

Total associates Ahold USA segment:

114,000

Ahold USA



Market area
Connecticut, Massachusetts, New Jersey, New York and Rhode Island

Formats
Supermarkets, superstores, online shopping

413
stores

Customer proposition
My Stop & Shop helps me save money, save time and eat well



Market area
Delaware, District of Columbia, Maryland and Virginia

Formats
Supermarkets, superstores, online shopping

168
stores

Customer proposition
My Giant helps me save money, save time and eat well



Market area
Pennsylvania

Formats
Supermarkets, superstores, online shopping

147
stores

Customer proposition
My Giant helps me save money, save time and eat well



Market area
12 states across the U.S. East Coast and Midwest plus the District of Columbia

Formats
Online grocery shopping

online store

Customer proposition
We make life easier. We give our customers the time back to do the things they love



Market area
Pennsylvania, Maryland, Virginia and West Virginia

Formats
Supermarkets, superstores, online shopping

44
stores

Customer proposition
My Martin's helps me save money, save time and eat well



Market area
Massachusetts

Formats
Small supermarkets

4
stores

Customer proposition
bfresh – your super city market – the perfect mash-up of fresh foods, groceries, inspiring meals, killer service and great value

Our great local brands *continued*

Delhaize America



Market area
Delaware, Georgia, Kentucky, Maryland, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia and West Virginia

Formats
Supermarkets, convenience stores

1,033
stores

Customer proposition
You can count on Food Lion...Every day!



Market area
Maine, Massachusetts, New Hampshire, New York and Vermont

Formats
Supermarkets, online shopping

181
stores

Customer proposition
The full shop... fresh, local, priced right, healthy, great service

The Netherlands

 **Albert Heijn**

Market area
The Netherlands, Belgium and Germany

Formats
Supermarkets, convenience stores, online shopping

1,011
stores

Customer proposition
Everybody Appie

bol.com

Market area
The Netherlands, Belgium

Formats
Online shopping for general merchandise

online store

Customer proposition
The store for all of us



Market area
The Netherlands

Store formats
Drugstores, online shopping

547
stores

Customer proposition
The best drugstore with the best & affordable solutions for Health, Beauty, Care & Baby

 Gall&Gall

Market area
The Netherlands

Store formats
Wine and liquor stores, online shopping

605
stores

Customer proposition
Everyone an expert

Total associates Delhaize America segment:
95,000

Total associates The Netherlands segment:
100,000



Our great local brands *continued*



Belgium



Market area
Belgium and Luxembourg

Formats
Supermarkets, convenience stores

765
stores

Customer proposition
Buy well, eat well

Total associates Belgium segment:
14,000

Total associates Central and Southeastern Europe segment:
47,000

Central and Southeastern Europe



Market area
Czech Republic

Formats
Supermarkets, compact hypers

330
stores

Customer proposition
Well-crafted fresh food with trusted quality and price



Market area
Serbia

Formats
Hypermarkets

25
stores

Customer proposition
Always in action

 **(including Shop&Go)**

Market area
Serbia

Formats
Supermarkets, online shopping

379
stores

Customer proposition
Always fresh, always near, always Maxi



Market area
Greece

Formats
Supermarkets, convenience stores

364
stores

Customer proposition
The joy of offering the best

Our great local brands *continued*

Central and Southeastern Europe *continued*



Market area
Greece

Formats
Supermarkets

14
stores

Customer proposition
Your partner for competitive grocery



Market area
Romania

Formats
Supermarkets, online shopping

526
stores

Customer proposition
Enjoy your life

Joint ventures



Market area
Portugal

Formats
Supermarkets

415
stores

Customer proposition
It tastes good to pay so little



Market area
Indonesia

Formats
Compact supermarkets, supermarkets

140
stores

Customer proposition
Fresher, affordable, closer



Message from our CEO



Together, we build great local brands, bringing fresh inspiration every day.



Dear reader,

It is with great satisfaction and pride that I look back on 2016. It was the year we became Ahold Delhaize: a top 10 retail family with more than 20 strong local brands brought to life for customers by hundreds of thousands of dedicated associates. We are an international retailer with an omni-channel offering centered on our leading supermarkets and eCommerce businesses.

What an exciting journey it's been so far

We kicked off our new company with great energy, thanks to the relentless drive of our teams. They maintained the business momentum and enabled our brands to continue innovating and doing better, for customers, for each other, and for the communities they serve.

We're in a time of unprecedented change in our industry. Our challenge today is not only to adapt to rapid developments taking place but also to predict them and lead the way. To do this, we continue to look both externally, tracking trends and staying close to our customers, as well as across our businesses, to understand how we can share innovations from one brand to the next. We know that people in all our markets seek connection – in a modern way – and we, as food retailers, need to find relevant ways to maintain a bond with shoppers in stores, online and everywhere in between.

Customers want convenience and they want it across channels, as well as in the products they buy. They don't want to compromise it even as they increasingly care about the health benefits and origins of the food they eat. Our brands are responding.

In 2016, our great local brands achieved a strong performance, increasing sales, operating income and margins for the full year. Pro forma net sales increased 3.4% at constant exchange rates and adjusted for the 53rd week of 2015, to €62.3 billion, driven primarily by the customer-focused strategies, smart promotions, and sharp store management in the Netherlands, Delhaize America and Central and Southeastern Europe. We were able to grow market share in most of our markets. Our successful "save to invest" programs continued to make it possible for our businesses to reinvest in our customer proposition, resulting in stronger net promoter scores, and improve the overall pro forma underlying operating margin compared to 2015.

Our strong free cash flow of €1.4 billion enabled us to keep funding growth in our key channels – supermarkets, eCommerce and smaller formats – and return excess liquidity to our shareholders. We have a strong balance sheet and we are pleased to propose a dividend of €0.57 to our shareholders, an increase of 9.6% compared to last year's Ahold dividend. This proposed dividend represents a payout ratio of 48% of pro forma underlying income from continuing operations.

Message from our CEO *continued*

To build on this success, we have used our knowledge of customers and changing trends as the foundation for developing our new strategy: Better Together. It is driving our entire company forward with a shared purpose: together we build great local brands, bringing fresh inspiration every day. Our brands are embracing Better Together and implementing it locally to further deepen connections with both customers and communities.

As you read our Annual Report, you will see sustainable retailing embedded throughout Better Together, in everything we do. It is one connected story, showing sustainability as a core business driver linked to how we save for our customers, drive growth, make promises to our stakeholders, live our values, and achieve our purpose as a company. For more detail on all the elements of our new strategy, please see *Our Better Together Strategy*.

In the midst of this busy year, and while delivering strong performance, I'm proud of what the people across our great local brands have already achieved towards our strategic goals. To further satisfy and entice customers, we are improving our offering with better quality and more healthy choices, both at affordable prices. In the United States, the Ahold USA brands finished rolling out new bakery and produce departments, as part of their continuing program to enhance the customer proposition and focus on fresh.

Food Lion is improving its offering with its Easy, Fresh & Affordable strategy – focused on customer service, convenience, freshness and prices – and completed its deployment in the key Charlotte, North Carolina, market during the year.

Investing in the future

Our own-brand ranges remain an important way to differentiate by giving our customers affordable, innovative and healthy choices they can't find elsewhere. Albert Heijn continued to significantly improve its own-brand ranges and reduce the level of salt, sugar, fat and other additives during the year.

To fund our investments, we are making smart choices aimed at simplifying and saving money. Our Delhaize supermarket brand in Belgium finished implementing a new store organization that is helping it run more efficiently while simultaneously improving service to customers and creating a better working environment for associates. Stop & Shop opened a cutting edge facility in Massachusetts that converts food waste from the stores into energy to power a distribution center.

We continue to drive our leading eCommerce brands by investing in their growth – and customers clearly appreciated our efforts in 2016. Online consumer sales grew by more than 27%[1], and more than 30% in the Netherlands. Some notable examples of our progress over the year were bol.com's launch of same-day and Sunday home delivery, giving customers even more flexibility and faster service.

Ah.nl expanded to serve 25% more customers, and Peapod launched an own-brand line of fresh meal kits to help make it easier for customers to put a home-cooked dinner on the table. Our Better Together strategy sets ambitious 2020 growth targets for our eCommerce businesses as we keep capturing opportunities across our brands.

In our core business of supermarkets, we continue to fund development and grow sales, notably in Greece and in Romania, where Mega Image opened their 500th store in October. Even with advances in eCommerce, our stores will continue to be important because they will give us a physical location to welcome and inspire customers – they serve as gathering places for people in our neighborhoods and hubs to connect local communities, with initiatives like collecting donations for local food banks. In 2016, for example, our Hannaford brand donated more than 25 million pounds of food to food pantries, meal programs, and food banks across its five-state footprint. At the same time, we need to offer a seamless shopping experience where our customers feel the same level of personal attention online and offline.

Leadership is essential to delivering Better Together. We have a strong leadership team, with a new Executive Committee and Supervisory Board in place since July.



"In the midst of this very busy year, and while delivering strong performance, I'm proud of what the people across our great local brands have already achieved towards our strategic goals. To further satisfy and entice customers, we are improving our offering with better quality and more healthy choices, both at affordable prices."



Message from our CEO *continued*

I would like to thank the Supervisory Board, and the Chairman, Mats Jansson, and Vice-Chairman, Jan Hommen, in particular, for their unwavering support throughout the merger process. It's been a pleasure working together with them as a team from the start.

We've had several leadership changes during the year that I'd like to mention. James McCann resigned from his role as Chief Operating Officer Ahold USA in order to move out of full-time executive work. I would like to thank him for his contributions to driving our eCommerce strategy during his time with Ahold in Europe and mobilizing the transformation at Ahold USA. Kevin Holt, former COO of Delhaize America, has brought his strong leadership skills and extensive U.S. retail experience to succeed James in this role. I would also like to thank our Deputy CEO and Chief Integration Officer Frans Muller for taking on an additional responsibility as Acting Chief Operations Officer (ad interim) of Delhaize America. I'm confident we have the right balance of experience and capabilities across our leadership teams to successfully take the company into the future.



It is energizing to see all the brands in the Ahold Delhaize family – including our two joint ventures, Super Indo and Pingo Doce – coming together in this report, with all their local color. This is who we are: this is Ahold Delhaize."

This year, a number of our great local brands are marking important milestones: Delhaize celebrates 150 years of serving customers, Albert Heijn is close behind with 130 years, and Food Lion in the U.S. turns 60. We are proud of our brands' longevity and heritage, but even more so of the fact that they reinvent and transform themselves every day to stay fresh and relevant to customers around the world. Powerful branding today is more fundamental than ever for a retailer's long-term profitability and our businesses have already made great strides to create truly brand-centric organizations. Our omni-channel offering is helping us capture the loyalty of customers who increasingly want to shop on their own terms, and we are pursuing our strong ambitions to win online. Our merger gives us the opportunity to capture more synergies so we can continue to invest in innovations – we are on track with our goal to generate €500 million in net synergies in 2019.

Looking forward to the year ahead, we expect deflation in the United States for the first quarter of 2017 to continue, with resilient volume trends driven by our strategic initiatives to improve the customer proposition. We confirm our target for 2017 of realizing an additional €200 million in net synergies, incremental to underlying operating income, bringing the total merger synergies to €220 million by the end of 2017. We expect free cash flow for the year 2017 to be €1.6 billion, after €1.8 billion of capital expenditure. In January 2017, we started a €1 billion share buy-back that will be carried out throughout this year.

In closing, I have been in retail all my life and one thing I've learned is that it's about people. The interaction we have with customers and the role we can play in helping people live healthier lives, in providing connection to and supporting our communities, and in leading this industry, thrills me more than ever. It is energizing to see all the brands in the Ahold Delhaize family – including our two joint ventures, Super Indo and Pingo Doce – coming together in this report, with all their local color. This is who we are: this is Ahold Delhaize.

I want to thank our associates for their focus in 2016: for keeping our day-to-day business in all our brands thriving while at the same time delivering a smooth start to our new company. They showed their amazing dedication to the company and, most importantly, to customers and communities.

I also want to thank customers across all our great local brands for being the reason we come to work with energy and drive – for giving compliments, constructive criticism, and the chance to serve and delight them every day. And, of course, I would like to thank our shareholders, who have supported us this year as we made one of the biggest moves in our companies' history; we appreciate your confidence in our vision for the future.

All the best,

Dick Boer
Chief Executive Officer



1   Total net consumer sales growth, including bol.com plaza sales and excluding the impact of week 53.
    Number also corrected for exchange rate impact.

Q&A with CEO and Supervisory Board Chairman

Our CEO Dick Boer, and Mats Jansson, Chairman of the Supervisory Board, answer questions about our merger and what it means for the company, now and in the future.



As we say today, we are Better Together. I think that is a fantastic payoff. And that was the mindset from the very beginning.

Mats Jansson
Chairman of the Supervisory Board

Q&A with CEO and Supervisory Board Chairman *continued*



How do you feel when you look back on 2016, the year marked by preparations for and completion of the merger?

MJ I'm proud of what teams across our businesses accomplished in the period before the closing. Thanks to their careful preparations, Ahold Delhaize got off to a great start. And at the same time, it was business as usual: they were able to keep up the good work on our customer offerings. It was very satisfying to see the companies really come together as one.

DB I feel proud, as well. Many associates worked very hard together to make the merger happen, and you could feel the excitement in the events we organized to mark Day 1 of the new company. At a meeting of 350 leaders in October, people commented that there was already a real "Ahold Delhaize" spirit. And as Mats said, it was impressive how everyone kept their eyes on the ball, for the customer. We never, not for one second, lost sight of what our businesses are about.



What convinced you the merger was the right move at the right time?

DB It was a unique opportunity to combine two companies with a similar heritage and values, a strong financial position and complementary geographies – it will help us further build our great local brands while capturing the benefits of our scale. As soon as we started our talks it was clear that the cultural fit between our leadership teams was extraordinary. We shared the same values and the same focus on the customer.

MJ I agree – there was an instant culture "click." We just felt that we should do this – that the merger made sense. Our companies complemented each other perfectly, with minimal overlap and a large synergy potential, but I believe the cultural fit is even more important. From the first meeting, we knew we had this. As we say today, we are Better Together. I think that is a fantastic payoff. And that was the mindset from the very beginning.

We also agreed that our foundation is made of great local brands that must remain local to best serve customers and communities. The merger makes us one of the largest food retailers in the world – and that is important because scale matters in this business.



What does the name of your strategy, "Better Together," mean to you?

DB It applies to so many aspects of who we are and what we want to be. We are better together because we learn from each other, because we bring together so many great local brands in one family and because we're working together to become better every day.



MJ It is also reflected in the functioning of the Management Board, Executive Committee and Supervisory Board. I believe our two-tier structure – with the Executive Committee also representing the business – strengthens the quality of our decision-making and how we can implement our strategy.



Can you give an update on the progress since merger completion in July 2016?

MJ Once it was final, the teams could really kick off and start working together. And they got off to a great start – I want to compliment them on their dedication and cooperation. I am seeing good progress on culture, and the integration is on track, with a clear roadmap for synergy delivery as presented by Dick and his team to investors in December.

DB Indeed. Our "Better Together" strategy will guide us, while our great local brands continue to build further on their excellent positions. And we have a clear financial framework, with a balanced approach between funding growth, managing our debt portfolio and returning cash to shareholders. All our progress is thanks to the hard work of our associates and the support we got from investors, who approved our merger with overwhelming support. It shows their confidence in our future together.



2017 will be Ahold Delhaize's first full year. What will your main point of focus be?

MJ The Supervisory Board will be focused on overseeing execution. Challenging and supporting the Executive Committee. Making sure they are able to deliver the synergies and strengthen our brand propositions to ensure sustainable growth for the future.

DB We'll be focused on the transformation, working towards our synergy target and continuing our companies' process of learning to work together. And at the same time, we will continue doing what matters to our customers and building stronger brands for our future.

Business review

Our Better Together Strategy

Ahold Delhaize's strategy is helping our brands offer the best to customers, associates and communities.

The strategy was developed by our Executive Committee with input from teams of different disciplines across Ahold Delhaize. Together, we defined the kind of group we want to be, what drives us, and how our great local brands will win in all our markets.

Ahold Delhaize's great local brands each face different market conditions and customer needs while sharing common challenges and opportunities.

Better Together builds on strengths shared across the group but each brand applies it according to the specific and unique local needs of its customers. We measure the execution of our strategy using a series of Key Performance Indicators, including market share and net promoter score.

The following section will take you through all of the elements of our strategy.



Our Better Together Strategy

Our purpose, values and promises give associates in all our brands a common language for talking about the business and reinforce our shared commitment to sustainability. Our business model ensures our brands have the resources and direction to invest in the right areas to help us grow together, and our group-wide focus on creating value for customers, associates, communities and shareholders will drive our long-term success.

Our purpose

Together, we build **Great Local Brands,** bringing **Fresh Inspiration Every Day**

Our sustainable business model

Save for our customers:
- Buy better
- Operate smarter
- Waste less


Save to...
...Drive same store sales...
...And fund growth...

Invest in our customer proposition:
- Affordable for all
- Best own brands
- Fresher & healthier
- Most local & personal service

Fund growth in key channels:
- Supermarkets
- eCommerce
- Smaller formats

Our promises


A better place to shop
Every Day
A better place to work
A better neighbor

Our values

Courage
We drive change, are open-minded, bold, and innovative.

Integrity
We do the right thing and earn customers' trust.

Teamwork
Together, we take ownership, collaborate, and win.

Care
We care for our customers, our colleagues, and our communities.

Humor
We are humble, down-to-earth, and we don't take ourselves too seriously.

Our purpose

Together, we build **Great Local Brands,** bringing **Fresh Inspiration Every Day.**
We strive to live up to our purpose in everything we do.

Together: Across all our brands and functions, we learn from each other, share best practices, and realize the benefits of our scale.

Great Local Brands: We serve local retail businesses, active on three continents, each under its own brand name that is well-known and well-loved by local customers.

Fresh Inspiration: Our brands are known not only for fresh offerings – from fruits and vegetables to delicious prepared meals – but also for innovative spirit. Our brands inspire customers with new and exciting products and services and by helping them solve the everyday challenge of bringing affordable, healthy and tasty meals to the table.

Every Day: Our brands fulfill customers' daily needs and are there for them every single day.



Our sustainable business model

Our sustainable business model is a continuous cycle that describes how we create value for all our stakeholders – including customers, associates and communities.

We work to find savings in each area of our businesses and then invest these savings to benefit customers and keep building our omni- channel offering. Our business model guides brand strategies and priorities, enabling us to move in the same direction as a group while simultaneously meeting local customer needs and market challenges.

Our sustainable business model



Save to…
…Drive same store sales…
…And fund growth…

Save for our customers
• Buy better
• Operate smarter
• Waste less

Fund growth in key channels
• Supermarkets
• eCommerce
• Smaller formats

Invest in our customer proposition
• Affordable for all
• Best own brands
• Fresher & healthier
• Most local & personal service



Our sustainable business model *continued*

Save for our customers

To jump-start this continuous cycle, we always look for ways to save for our customers. We evaluate every area of our businesses to see where we can do things smarter and better to save money, conserve resources and reduce waste.

Buy better
Our brands cultivate long-term partnerships with suppliers, and work together to innovate and develop local own-brand product ranges. Our brands also achieve savings through buying alliances. In sourcing practices, we always operate in a competitive and fair way.

Operate smarter
Our brands are streamlining operations to achieve cost efficiencies.

Waste less
Our brands are reducing shrink through inventory controls, and through resourceful initiatives, such as donating food that would otherwise be wasted, to help people in need.

Invest in the customer proposition

Our brands invest the money we save into the local customer proposition to provide a great overall shopping experience that meets customers' changing needs and to continue to build loyalty to our brands.

Affordable for all
We want every family in our trading areas to be able to do their weekly shopping with one of our brands, regardless of their budget, so every brand continues to make pricing more competitive.

Best own brands
Each of our great local brands focuses on building innovative own-brand product ranges, such as our organic and natural lines, to keep differentiating itself from other retailers and maintaining its competitive edge.

Fresher and healthier
Across Ahold Delhaize we believe our brands have an opportunity and a responsibility to make healthier eating tasty, affordable and accessible for customers – especially through broad fresh product assortments; this is what customers say they want.

Most local and personal service
Each great local brand works to build stronger relationships with customers – through the service provided by every associate in every store and through best-in-class personalized offerings, enabled by technology. The brands target their assortments to the needs of people in their neighborhoods and sell a wide range of products from local suppliers. By supporting the causes that local customers and associates care about, each brand deepens its involvement in the local community.

Fund growth in key channels

Ahold Delhaize seeks to fund growth in three key channels – supermarkets, eCommerce and smaller formats – so that our brands can be there wherever and however customers shop.

Supermarkets
Supermarkets are the core channel and the main focus of our investments. Our brands work to keep their stores regularly refreshed and remodeled so they remain appealing to customers. Across the group we share an objective to be the #1 or #2 supermarket brand in every local market.

eCommerce
We continue to invest in our eCommerce brands to enable customers to shop when and how they want, and to drive sales growth in developed markets.

Smaller formats
Our brands are continuously improving small formats and testing new ones, to fulfill customers' growing demand for convenience.



Our sustainable business model in action
Save for our customers







MERLOT
CLEMENTINE

Buy better
Always saving for our customers



Albert Heijn has fully embedded its cost-saving program in its strategy and is supporting this mindset change with internal story-telling videos that bring it to life for associates and share best practices. Associates are challenged to look for ways to save in every part of the business. For example, Albert Heijn is buying better by expanding its collaboration with buying alliances AMS (for own-brand products) and Coopernic (for international brands). It is also saving significantly through packaging improvements and investing the savings back into the quality of products. In one project alone Albert Heijn is saving €2 million annually by switching from glass to plastic juice bottles.

Operate smarter
New way of working brings pride, better customer service



Delhaize Belgium has been transforming its company-operated stores, as part of an overall plan aimed at guaranteeing its sustainable future and reducing its cost base in order to reinvest in its customer proposition. As part of this, the brand has put in place a new labor model focused on better communication and flexibility in terms of both work and hours for associates, with the goal of offering customers better service. In 2016, the Delhaize teams successfully completed the rollout of this new store organization across the brand's 128 company-operated supermarkets.



Waste less
Turning food waste to electricity

Sometimes our stores create food waste that can't be donated or used for consumption – in those cases, we make sure we dispose of it in the best possible way. Stop & Shop opened a Green Energy Facility fueled by non-edible food waste that is capable of creating up to 40% of the power needed to operate its Freetown Distribution Center. The innovative anaerobic digester is helping the Ahold USA brands to increase food waste recycling.

Our sustainable business model in action
Invest in our customer proposition





Best own brands

Creating own brands customers love

All our brands continuously focus on improving their own-brand lines to give customers more and better options. Delhaize is known in Belgium for its innovative, high-quality products. According to external tastings published in Belgian media in 2016, a consumer test panel greatly preferred Delhaize's own brands and exclusive products compared to those of its next best competitors. The Nature's Promise line at the Ahold USA brands saw double-digit growth this past year and expanded into 12 new categories. The brands added "Free From" labeling to Nature's Promise food products without nonessential ingredients such as artificial colors and flavors and nonfood products without additives such as potentially harsh chemicals.

12
new categories





Affordable for all

Providing value when customers need it most

The Greek economy remains challenging, with high unemployment and taxation leaving consumers with little disposable income. Customers expect retailers to offer both everyday low prices on the products they need most as well as great promotions. Our Alfa Beta brand provided both in 2016, lowering prices on daily needs and implementing a 52-week plan of exciting promotions. They ran a strong campaign encouraging customers to discover their great prices and promotions for themselves, and received a very positive response.

Our sustainable business model in action
Invest in our customer proposition *continued*





Mijn aanbiedingen
Mijn stappenteller
Mijn spaarkaarten
Mijn nieuwtjes
Mijn paspoort
Mijn winkel

Most local & personal service

Loyalty programs old and new

Around the world, more than 30 million customers are members of our loyalty programs and receive personalized offers and communications.

During the year, our Etos drugstore brand in the Netherlands launched a new loyalty program and "My Etos" app, combining personalized offers, advice and discounts with a healthy perk: a pedometer that motivates and rewards customers with gifts and offers when they exercise.

At the same time, our Alfa Beta brand celebrated the 20-year anniversary of its successful loyalty card program – the first in Greece when it was launched – that continues to offer great rewards for customers, driving basket size and visits.





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Fresher & healthier

Fresh inspiration for customers

Hannaford is building on its excellence in fresh to enhance the customer experience across the store and provide more healthy choices. The team opened a new prototype store that showcases the fresh offering in bold, new ways, with fresh home-meal solutions available in a comfortable, modern café; cut-to-order fruits and vegetables in the produce department; and new merchandising across all its fresh departments.

The new store's seafood department highlights the brand's deep local roots, sustainability and value, to enhance the customer experience and grow the business. Similarly, in the Butcher Shop, customers experience "cut-above-the-best" quality and value, driving sales.

Our sustainable business model in action
Fund growth in key channels


to go
Albert Heijn
Albert Heijn

Smaller formats
Fast, wallet-friendly, healthy choices to go

Albert Heijn to go, our convenience store concept offering a fresh and innovative assortment in high traffic locations, is expanding through new partnerships. In the Netherlands, the team opened new stores at a hospital, educational institutions and six fuel stations. They brought fresh choices to the German Autobahn through five compact "clip in" stores at Shell fuel stations. By partnering up to be present in more of the places our customers are, Albert Heijn to go is making good food more accessible for everyone.

Supermarkets
Investing in innovative formats

Mega Image is one of the fastest-growing food retailers in Romania. In 2016, the brand opened 16 supermarkets and 44 convenience stores – that's an average of one store every six days! Mega Image continuously invests in its innovative store concepts, such as "Gusturi romanesti," that exclusively sells products from its own-brand line of traditional, authentic and high-quality Romanian products.



eCommerce
Fast, convenient... online

Our brands are working to live up to growing customer demand for convenient ways to shop.

Bol.com added same-day home delivery for 300,000 items across all its product categories – a global first in its scale – and expanded home delivery for regular orders to seven days a week, including Sundays.

Hannaford expanded its Hannaford to Go service to the 34th store across five states. In many regions the service is the first of its kind – it lets customers order products online for pickup in as little as four hours. This brought the total number of pick-up points in our U.S. brands to 244.


bol.com

Our promises

We promise customers, associates and communities to always work to be a better place to shop, a better place to work, and a better neighbor – every day. All of our brands share these promises and each fulfills them according to what's best for their local markets.

As a group, we will measure the performance on each promise according to the following criteria, starting in 2017:

A better place to shop: Net promoter score, which gauges customers' willingness to recommend our great local brands to others

A better place to work: Associate engagement, as measured by an annual survey of all associates company-wide and a twice-yearly pulse survey sent to a random set of associates by an external vendor

A better neighbor: Our progress against our sustainable retailing targets and the assessment of our sustainability performance for the Dow Jones Sustainability Index

Our compensation and awards for associates are tied to and dependent on delivering our strategy and promises, and doing so in a sustainable way. The performance criteria in our incentive plans for management associates include Key Performance Indicators related to all three promises.



Our promises in action
A better place to shop

Ahold USA

Fresh value at Ahold USA

The Ahold USA brands have continued their program to enhance the customer proposition. They are putting a strong focus on fresh, and have completed the rollout of new produce and bakery departments to all stores – and both are delivering strong sales. They are starting to roll out a Deli Grab and Go program that provides fast and easy meal solutions. The waves of price drops they've made on thousands of products have helped improve their price index compared to other retailers by 2% and price perception by 4% over the past two years.





Food Lion

Making shopping easy, fresh and affordable

Food Lion's Easy, Fresh & Affordable strategy was developed in 2013 and aims to improve the overall offering with a focus on customer service, convenience, freshness and prices. This year, Food Lion remodeled 142 stores in its home market of Charlotte, for a total of 380 stores representing 37% of Food Lion's sales and a total investment of close to $600 million. In addition, the most successful elements from the strategy have been rolled out across the entire store network, and have shown encouraging results, especially around produce and meat freshness, value for money and ease of finding products.

Our promises in action
A better place to work


RAČUNAJ
NA MENE

Delhaize Serbia
Count on me at Delhaize Serbia

With its Count on Me program – adapted from a successful program at Food Lion – Delhaize Serbia is shaping its culture and creating a strong connection between local leadership and associates, all to build a better customer experience. In 2016, they raised awareness of the new culture with meetings, workshops and internal communications organization-wide. And it's already started to work – the brand achieved an associate engagement score of 88%.

During the year the teams in Serbia also worked to improve the temperatures in the store, reduce expired products on the shelves, make the promotional and price-changing processes more efficient and launch a service desk to help the stores with technical issues.

Delhaize America
Building a diverse and inclusive business

Our Business Resource Groups (BRGs) at Delhaize America were ranked 14th out of nearly 1,300 similar BRGs and councils by PRISM International's 2016 ERG and Councils Honors Award. The award recognizes outstanding contributions and achievements in organizational diversity processes.

Delhaize America and Ahold USA each scored well in the 2017 Corporate Equality Index (CEI), reflecting a strong commitment to diversity and inclusion. The index, a national benchmark administered by the Human Rights Campaign Foundation, measures workplace practices and policies related to lesbian, gay, bisexual, transgender, questioning and ally (LGBTQA) associates. Delhaize America received a perfect score of 100 on the CEI for the sixth consecutive year and continues to be the only grocery retailer in the United States to earn this prestigious rating. Ahold USA posted a Corporate Equality Index score of 95 – the highest it has received – demonstrating an ongoing commitment to workplace equality.



Our promises in action
A better neighbor

Delhaize Belgium
Aiming for zero waste in Belgium

Delhaize Belgium aims to completely eliminate waste from its business. In 2016, they intensified their efforts and engaged suppliers, associates and customers to address this complex problem through projects such as offering imperfect fruits and vegetables for sale and transforming an overstock of turkeys – the result of a decline in consumer preference associated with unseasonably warm weather at Christmas – into 26,000 prepared meals to sell in their stores. Delhaize also expanded its food donation program to 116 stores and five distribution centers in 2016 and donated the equivalent of 2.5 million meals. The brand even started a program where food no longer suitable for humans is donated to zoos for feeding animals. In the summer, Delhaize engaged associates by distributing smoothies made from rescued fruit. They are also educating customers to reduce food waste at home through tips on keeping food fresh and recipes for food that might otherwise be thrown away.



Peapod
Green is the new black

The Peapod team is always taking steps to manage their environmental impact. Using alternative fuels is one of the biggest ways they reduce Peapod's carbon footprint. In the Midwest market, they have made great progress in transitioning to vehicles that use cleaner fuels with 16 propane trucks and two compressed natural gas trucks. On the East Coast, Peapod uses diesel trucks with zero toxic gas emissions. Across all markets, the brand has a no-idle policy: drivers are trained and reminded daily to shut off the vehicle at every stop to decrease vehicle emissions and protect the environment and communities.



Our values

Our merger brought together two companies with complementary cultures and similar values. Now, our brands have adopted a set of shared values that reflects their strengths, how they want to work and who they want to be in years to come.

Courage: We drive change, are open-minded, bold, and innovative.

Integrity: We do the right thing and earn customers' trust.

Teamwork: Together, we take ownership, collaborate, and win.

Care: We care for our customers, our colleagues, and our communities.

Humor: We are humble, down-to-earth, and we don't take ourselves too seriously.



Our values in action

Courage

Alfa Beta
The courage to care for refugees

Alfa Beta was the first Greek retailer to welcome and help refugees – 800,000 of whom arrived in Greece last year, despite the country's own financial struggles. In early 2016, over 2,000 refugees were stranded in the port of Piraeus without food and water. Alfa Beta responded to the requests of local organizations by offering over 1,000 meals, fruit and water bottles daily for a period of over a month. In cooperation with suppliers, Alfa Beta also sent food, water and diapers to a refugee camp for people stranded near the country's northern border.



Integrity

Albert
Quality front and center at Albert

Albert was the first Czech company chosen as one of 15 finalists in the prestigious European Quality Awards this year, and was recognized with a trophy. To determine the winners, an independent team performs a comprehensive evaluation of each company, including interviews with associates from store level to top management. The jury appreciated Albert's successful strategy to grow in the Czech market and its activities in the area of sustainability, particularly related to children and healthy eating.



Teamwork

Peapod, ah.nl, delhaize.be
Teaming up to stay ahead

Our eCommerce brands are teaming up to share their knowledge and stay ahead in this fast-moving area of the business. Peapod in the U.S. and ah.nl in the Netherlands came together for a two-day deep dive into our Dutch Home Shop Center (HSC) concept. They visited Delhaize. be to share best practices about how to scale up a young, fast-growing business. Our eCommerce brands from Greece, Belgium and Romania have also visited our Dutch HSCs to discuss fulfillment and the service delivery proposition. Participants in all these sessions have appreciated their colleagues' openness and willingness to share both successes and learnings.



Care

Ahold USA, Hannaford, Food Lion
Filling empty plates in the U.S.

U.S. food banks are seeing increased demand for assistance – helping to feed people in our communities is no longer a seasonal request, it's a year-round appeal. In 2016, our U.S. brands donated 46 million kilograms of food through hunger relief initiatives. For example, Hannaford's "Fresh Rescue" program donates unsold bakery, deli, meat and produce items that are still safe for consumption. The Ahold USA brands donate high-quality meat products approaching their sell-by date to local food banks through their "Meat the Needs" program. Food Lion has pledged to donate 500 million meals to families in need by the end of 2020.



Humor

Albert Heijn
Making customers smile

Albert Heijn has launched a new, proactive social media approach that uses humor to connect with customers. Their Customer Contact Service started in 2016 to make a visible switch, sending more personal notes in reply to customers on social media channels like Facebook, Twitter and Instagram, and keeping the conversation going after a question has been answered. The friendly and "human" moments this creates is making a real difference for customers – it has been recognized in positive media stories and other external recognitions during the year.



Market overview

Retail is in an exciting phase: the world around us, consumer needs and the overall industry are changing fast. Our Better Together strategy is designed to make sure our brands can turn these shifting trends and challenges into opportunities to attract new customers and keep earning the loyalty and trust of the customers who shop with us today.

Macro trends

Economics

Customers are very focused on value. In the past year, some notable events in the political world impacted our market areas, including the Brexit referendum in June, when UK citizens voted to leave the EU – which could impact the future European economy, trade partnerships and international businesses, and the culmination of the presidential election in the U.S. in November. While the U.S. economy will most likely outpace other advanced economies in terms of GDP, we do see competition intensifying as a consequence of the price investments retailers are making to attract value-focused customers. Although the 2017 growth prospects for Europe remain relatively stable, the outcomes of the elections in France, Germany, Italy and the Netherlands and their unknown policy implications will most likely influence Europe's economic conditions.

Demographics

We continue to see population growth slowing down in our markets, especially in Europe, and an aging consumer base. The communities we operate in are becoming increasingly diverse in terms of ethnicity, household composition, affluence and urban versus suburban.

Resource availability

With a changing climate and growing global demand for food, natural resources are increasingly under stress. The increasing scarcity of natural resources such as water and soil nutrients will continue to impact agriculture and affect how we source products in the future. Since commodities like corn, wheat and rice are at the core of the products we sell, "commodity crunches" could substantially impact our businesses.

Technology

Unprecedented technological change is underway across the globe – and it has direct implications for the retail industry. Everyday objects in people's homes, such as televisions, refrigerators and personal wearables, are getting connected to the Internet, and are measuring and generating data. This data enables companies to build more intimate relationships with shoppers by understanding their personal preferences and being able to cater to them – or even predict new ones. It also makes possible artificial intelligence and automated devices such as self-driving cars and delivery drones.





Market overview *continued*





Consumer trends

Value

Consumers' continued focus on value and budget-consciousness comes in the wake of the post-2008 economic downturn and the growth of low-cost players operating stores and online. At the same time, customers are redefining what value means to them. They are less loyal to brands and formats, and online and mobile technology makes it quick and easy to compare offers – so providing great value for money remains a license to operate. Being affordable increasingly means being able to present customers with the right personalized offers at the right time.

Convenience

Customers have busy lifestyles and are increasingly pressed for time. While their awareness of healthy eating is on the rise, both the time they have available and their ability to cook these foods is on the decline – especially among Millennials. This explains the growing popularity of fresh ready meal offerings that can be eaten immediately or quickly prepared at home. In addition, customers are looking for smaller store formats that provide a fast and easy shopping experience, convenient locations that reduce their travel time and cost, and multiple delivery options for their online orders.

Health and well-being

Although consumers have become more aware of the relationship between the food they eat and their overall health and well-being, diet-related diseases – such as heart disease, diabetes and malnutrition – remain a growing worldwide issue.

Customers increasingly demand transparency on product ingredients. For example, they want to understand the effects on their health from additives like sweeteners and artificial colors, but also from the use of plastics in packaging and the preventative use of antibiotics in animals and poultry. Consumers inspired to strive for healthier and cleaner lifestyles are prioritizing fruits, vegetables, nuts and grains and increasingly adopting a vegetarian or vegan diet.

Transparency and sustainability

Food is safer today than ever before. At the same time, people are increasingly interested in where their food comes from and how their buying decisions can impact the environment and people's lives all over the world, for example through climate change or working conditions. They expect retailers to help them make responsible choices, and to ensure the integrity of the supply chain wherever they can.

Connection and communities

In all our markets, people are searching for a feeling of community and personal connection. They are finding it in traditional ways, through involvement in their local neighborhoods, but also in new ways, through social media and online communities. They want to connect with others who have common interests and shared values. Customers increasingly buy local products and support local businesses to feel more involved in their communities.

Market overview *continued*

Industry trends

Consolidation

There is a great deal of consolidation, in both the retail and consumer packaged goods industry, which is continuing to drive scale. This is especially apparent in the U.S., where companies are seeking scale advantages in sourcing and other areas. Another trend that is currently emerging is "vertical integration," in which retailers acquire specific parts of the value chain to be able to innovate, be more transparent or lower their costs.

Diversification

There is much diversification taking place in terms of channels and formats in the retail industry. More and more, customers are doing their food shopping at multiple retail brands in multiple segments – they do not distinguish between formats, but just want to get their favorite products at the best possible price. Retailers are developing their formats in response to customer needs, leading to increased competition across additional formats. Customers are showing a preference for small formats that emphasize specialty products, urban locations and convenience, while discounters continue to grow by improving their offering and increasing their advertising. The convenience channel is growing at one of the fastest rates of all physical grocery channels.

Online and mobile

The total eCommerce market continues to expand, and is expected to grow by 10-15% each year through 2020 – and food eCommerce is expected to grow even more quickly. Online grocery has reached a tipping point as companies make it beyond the pilot stage and some start to become profitable. Traditional retailers are developing deeper relationships with third-party delivery services to help them keep up with the challenges of "last-mile" logistics. There is growing demand for same-day and instant delivery as customer expectations for convenience increase. Pure online companies are looking for physical touch points to connect with consumers, even launching store-based formats to enhance the convenience and customer service they can provide.





10–15%

The total eCommerce market is expected to grow by 10-15% each year through 2020

Our stakeholders

Becoming a sustainable retailer means working closely together with the people our businesses impact. Our stakeholders help us to get better every day by challenging us, giving us insight into their concerns, offering feedback on how we are doing, and collaborating with us to solve the problems and issues we all face. We engage with them in both formal and informal ways throughout the year.

Customers

As a retailer, customers are the lifeblood of our businesses. Our brands engage with them every time they visit our stores or shop online. We stay tuned in to what they want through third-party surveys, consumer studies, focus groups, and through the immediate feedback they provide to our customer service departments, websites and social media.

Customers tell us they want competitive prices, high quality and a great shopping experience. They want healthier eating to be more accessible, more fun and more delicious, and they want products that are made with respect for people, animals and the planet.

See examples of how we respond to our customers' needs in *Our sustainable business model*, *A better place to shop*, *Our values* and *Sustainable retailing*.







Our stakeholders *continued*





Associates

Associates in our local brands bring our strategy to life every day for our customers. Managers engage with associates informally throughout the workday but also through more formal touch points, such as a regular performance review process; management meetings; internal communications; awards, incentives and recognitions; knowledge-sharing sessions; training courses; and an annual associate engagement survey conducted in each of our brands. Because Ahold and Delhaize Group were still two separate companies for the first half of 2016, two separate engagement surveys were administered, each with its own specific methodology. We saw strong participation from associates in both surveys, with 87% of associates from former Ahold brands and 84% of associates from former Delhaize brands participating. Both companies had a 1% improvement in year-over-year scores. We believe these results are exceptional given it was also a year of integration.

Associates indicate that they want to work in a supportive environment where their voices are heard, where they have development opportunities, and where they are recognized for doing a great job.

We aim to run strong businesses that offer stable jobs and great careers and provide working environments where associates are respected and appreciated. Our businesses are committed to the principles of equal employment opportunities, freedom of association, and respecting legal rights to collective bargaining.

See examples of great initiatives for and by associates in *A better place to work* and *Sustainable retailing*.

Communities

Our brands touch the lives of millions of people every day and are in continuous dialogue with members of the broader communities where they operate. The communities are made up of many different stakeholders such as governments, civic organizations, schools, research institutes, industry bodies, charitable organizations, franchisees and affiliates, and of course, suppliers. We engage with communities in person, through partnerships, memberships, sponsorships, and in dialogue with key organizations that overlap with our work as food retailers. With our suppliers, we maintain multiple communication channels, including face-to-face meetings, online communication and supplier events. At local and global level, we play an active role in industry associations and other bodies.

Our community stakeholders provide valuable feedback, for example on how we can be a stronger partner in creating healthier communities. Input from our suppliers, both local and global, helps us, for example, to create better products for customers, find new ways to reduce food waste and increase the economic, social and environmental value for the communities we source from throughout the supply chain. See examples of our projects to build better communities in *A better neighbor* and *Sustainable retailing*.

Shareholders

We strongly believe that by serving customers, associates, communities and the environment well, our businesses will prosper, and our shareholders will benefit. Our shareholders are crucial to our business; they put their trust in us by investing in Ahold Delhaize financially.

Shareholders monitor our company closely and support and challenge us on our strategy and how we manage our business. We communicate with them through quarterly disclosures and financial performance briefings, presentations and exchanges with analysts and investors. We also respond to the socially oriented investment community, who ask about our financial performance and synergies but also about our strategy to build a sustainable business that will be successful in the long term.

By organizing events such as our Capital Markets Day on December 7, 2016, we engage with our shareholders, getting their perspectives on our strategy and financial performance, and giving them more insight into our operations so they can make informed investment decisions.

Material sustainability topics

To ensure we chart a strategic course that benefits both our businesses and our broad group of stakeholders, we examine the relevance of sustainability topics through an annual materiality analysis.

Through this process, we engage with our stakeholders to understand what social, economic, and environmental topics are important in their view, and to evaluate the significance of the impact we have on customers, associates, communities and the environment. Identifying our material sustainability topics and integrating them into our business strategies keeps us focused so we can deliver on our commitment to running sustainable businesses that are successful in the long term.

Our approach
Following our merger in mid-2016, we carried out a process to determine our material sustainability issues. We analyzed the issues Ahold and Delhaize Group had identified in the past, checked them against recent evolutions in topics relevant to our businesses (such as the UN Sustainable Development Goals), and worked with stakeholders to develop an Ahold Delhaize materiality matrix.

In 2017, we will reevaluate our material topics and carry out a full materiality analysis, involving our broad group of stakeholders: customers, associates, investors, suppliers and representatives of civil society.


Higher
Importance to stakeholders
Lower
Ethical behavior & integrity
Product safety & quality
Product & supply chain transparency
Human & labor rights
Compliance & regulation
Affordable & healthy product
Product sustainability
Very high
Healthy lifestyle
Associate development & diversity
Associate engagement
Clean & safe stores
Food waste
High
Packaging waste
Climate change
Donations
Product innovation
Moderate
Lower
Impact on Ahold Delhaize
Higher
Healthy eating
Food waste
Healthy & inclusive workplace
Essentials
Other

Material sustainability topics *continued*

Matrix heading	Description
Healthy eating	
Affordable and healthy products	The number and affordability of products we sell that meet the dietary needs and preferences of customers and help them lead active and healthier lives.
Healthy lifestyle	Programs, services, and information we provide to enable healthier lifestyles for our customers and associates, including responsible marketing, sound nutritional advice and the responsible sales of alcohol and tobacco in our stores.
Product innovation	Development of own-brand products with improved sustainability performance e.g., introducing products with reduced salt, fat and sugar.
Food waste	
Food waste	Food that goes to waste in stores, distribution, the supply chain and in customers' homes.
Packaging waste	Waste created from packaging materials (plastic, paper, glass, metal) that are not recycled.
Healthy and inclusive workplace	
Associate development and diversity	Professional development programs and a work environment that supports a diverse population of associates to thrive and reach their career potential.
Associate engagement	The level of engagement associates have in our businesses.
Human and labor rights	Respect for – and protection of – human rights, including labor rights, of our associates, as well as people working in our supply chain.

Matrix heading	Description
Essentials	
Product safety and quality	The safety and quality of products we sell.
Product sustainability	The impact our products have on human rights, the environment, animals and community health.
Product and supply chain transparency	Credible and transparent information about products, their supply chains and their health and sustainability impacts.
Climate change	Impacts our businesses have on climate emissions (from stores, distribution, supply chain, and product production and consumption), and adaptability of our business to the impacts of the changing climate.
Clean and safe stores	Clean and safe store environments for customers and the surrounding communities.
Donations	Product donations or financial contributions to charitable organizations, including food banks.
Other	
Ethical behavior and integrity	Doing business with honesty and mutual respect, free of discrimination, harassment, corruption, and bribery.
Compliance and regulation	Compliance with all applicable laws and regulations.

Building our strategy on what our stakeholders care about

We developed our Sustainable Retailing strategy, as part of our overall Better Together strategy, to address the most important topics we identified. The materiality assessment helped us choose our three global focus areas of healthy eating, food waste, and healthy and inclusive workplaces, as well as five essential areas where we commit to continue our progress, such as product safety and sustainability, climate impact, and safety at work. Material topics not taken into our Sustainable Retailing strategy (such as compliance and regulation), are managed by the relevant departments within Ahold Delhaize (including Legal, Risk & Control, Finance and Operations). We have also discussed broader topics, such as financial performance and business continuity, with our stakeholders; while they are important drivers for success, they are not exclusive sustainability topics and are therefore excluded from the matrix.

Value chain

The material sustainability topics we've identified not only impact the work we do "within our four walls."

They are often areas where we can have a significant impact by partnering with suppliers, customers and other stakeholders to improve sustainability throughout the full value chain. We are committed to making a meaningful contribution through such partnerships, building on our promises to be a better place to shop, a better place to work, and a better neighbor.

Making the full value chain more sustainable is not an easy task. Transparency of products' environmental and social impacts along the chain, for example, is increasing, but remains a challenge for a company with our global spread of suppliers, production locations and farmers. It requires a continuous effort to map and understand the supply chain in order to assess how, for instance, natural resources are used or how good working conditions are monitored in actual practice. The merger brought us an even wider spread of partners in the supply chain, but at the same time the opportunity to make an even bigger impact. Another challenge we have taken on is to help make it easier for our customers to reduce waste at home, through projects such as education around shopping to reduce leftovers and giving away free containers to help preserve food longer.



Suppliers

Raw materials
The products we sell come from farms and natural resources around the world and in our own backyards.

Production
Raw materials are combined into products and packaged for sale.

Ahold Delhaize

Distribution
Products are delivered to our warehouses and prepared to reach stores or pick-up points.

Retail operations
We sell our products in stores and online.

Consumption
Our products are consumed, ideally in ways that benefit our customers and the broader communities we serve.

Raw materials
We implement stronger product safety and sustainability standards to conserve resources at the start of our value chain.

Production
We partner with suppliers on innovations that drive more sustainable production practices and reduce food waste.

Distribution
We make our distribution centers and transportation more energy-efficient to reduce our carbon footprint.

Retail operations
We engage and empower our brands' diverse teams of associates to improve health and sustainability, supporting the long-term success of our business.

Consumption
We help associates and customers eat better and reduce food waste to support healthier communities.

Communities
We support local communities throughout the value chain, from projects with suppliers in Africa to sourcing fresh local products from the communities around our stores.

Value chain *continued*

Material topics along our value chain

Value chains are complex and they are different for every product we sell. In the case of food, the first step in the chain takes place on the farms where the raw materials are grown. During the next step, these raw materials are turned into the products we sell. Sometimes we simply wash and package the product, and sometimes it takes more than one step and multiple ingredients.

Some of the material challenges associated with the production of food are product safety, working conditions, human rights, food waste, climate change and transparency. Ahold Delhaize identified these as material areas to address because of their importance to us as a company, but also to our customers, the industry and our wider group of stakeholders.

Within our own direct distribution and retail operations we bring products together, move them efficiently, and sell them to our customers. Relevant material topics at this stage are: product safety and quality; an affordable and healthy assortment; compliance and regulation; clean and safe stores; associate development and diversity; and the management of food waste within our operations.

At home, our customers use the products they buy from us. Consumption impacts the health and well-being of our customers, as well the broader communities we serve. Relevant material topics at this phase of the value chain include food waste, healthy lifestyles and product safety and quality.

For more detail, see *Material sustainability topics*.





Case study

Partnering to source sustainably from the Greek seas

AB Vassilopoulos, in collaboration with WWF Greece, fishermen, seafood suppliers, scientists, and other partners since 2011, is creating sustainable options for wild caught and farmed fish from the Mediterranean Sea. The multi-year Fishery Improvement Project for the Kavala sardine fleet is well on its way to bringing the local fleet to the sustainability level of the Marine Stewardship Council standards, and ultimately to certification. In the end, AB will be able to provide customers with traceable and sustainable seafood, while supporting the long-term viability of the fish stocks and local fishing economy.

At the same time, a second collaboration with WWF Greece and others is driving toward more responsible aquaculture. Through adapting the standards of the Aquaculture Stewardship Council (ASC) to the requirements of Mediterranean species, the project aims to reach ASC certification for three farms supplying AB with sea bream and sea bass.

Sustainable retailing

Global challenges like building healthier communities, eliminating poverty and hunger, and reducing inequality cannot be solved without businesses and society working together. Ahold Delhaize's Better Together strategy is the roadmap we use to create value for customers, associates, communities and the environment. It sets out a way of doing business for our new company that builds on the strong commitment to sustainable retailing that has always been part of our legacy.

Our Sustainable Retailing strategy, which was developed as part of Better Together, is based on our most material topics and leverages our global reach, market expertise and great local brands to enable us to lead our industry in making sustainable retailing the norm.

We used the UN Sustainable Development Goals (SDGs), adopted at the end of 2015, as an important input to guide how we prioritize our sustainable retailing ambitions. In our strategy, we put particular focus on the following SDGs: zero hunger, decent work and economic growth, reduced inequalities, responsible consumption and production and climate action. We also consulted trends in our markets and around the world, integrated stakeholder feedback, and referenced other global frameworks (such as the UN Global Compact and the OECD Guidelines for Multinational Enterprises) in establishing our areas of focus.



Deze winkel is
100%
CO2 neutraal
Handig je
fietsband oppompen
Oplaadpunten
met zelf opgewekte
energie
Volledig gecompenseerd
door boom aanplant
Energie opbrengst
gedeeld met andere
winkels
Meest duurzame
supermarkt in Europa
700
Zonnepanelen
op gevel en dak
Slim
opslag-
systeem
voor koude
en warmte
Etos
Gall&Gall

REUSABLE
RECYCLABLE
COLLAPSIBLE
ECO-FRIENDLY
RECYCLE
REDUCE
REUSE
FOOD LION
CHOOSE
TO REUSE

For more detailed information on the Sustainable Retailing 2016 performance and targets for 2020 visit our website at **www.aholddelhaize.com/en/sustainable-retailing**







Sustainable retailing *continued*

Our focus

Our Sustainable Retailing strategy prioritizes three areas where we can have the most impact on the lives of customers and associates, and on our communities around the world.

Promote healthier eating



1.

We will enable our brands' customers and associates to eat healthier food every day by:

- Innovating to make healthier eating more affordable and more fun
- Inspiring customers and associates with programs and services to make healthier eating easy, every day
- Rewarding customers and associates for nutritious choices
- Improving our assortment to increase sales of nutritious own-brand products to 45% by 2020

Reduce food waste


Sustainable
moving to zero waste
leader in fresh food donations
comprehensive recycling program
composting food waste
energy saving store systems
Hannaford

2.

We will reduce food waste by:

- Driving down food waste in our own operations by 20% by 2020 (from our 2016 baseline)
- Maximizing the recovery of unsold food to reduce hunger in our communities
- Working with our suppliers on innovations to reduce food waste upstream
- Helping customers reduce food waste at home

Create a healthy and inclusive workplace



3.

We will provide a healthy and inclusive workplace for 370,000 associates by:

- Making healthier food choices available in all workplaces for all associates
- Enabling associates to become healthy food ambassadors by supporting them in eating nutritious foods
- Creating a work environment in which everyone is valued and where everyone can reach their full potential

Sustainable retailing *continued*

Our commitments to essentials

Beyond the three focus areas, our Sustainable Retailing strategy includes five additional areas where we make clear commitments:

Product safety and sustainability

The products we sell are safe, of high quality, affordable, and meet sustainable sourcing standards



Climate impact

We take our responsibility for using the planet's resources sustainably by reducing carbon emissions and waste



Associate development

We take care of people by encouraging associate development



Safety at work

We integrate safe working practices for all associates into our workplace designs, equipment purchases and operational procedures



Local community connection

We partner at the local level to create healthier, more sustainable communities for future generations



Sustainable retailing *continued*

Sustainable retailing governance

Sustainable retailing at Ahold Delhaize is managed at all levels of the organization, from the Supervisory Board (Sustainability and Innovation Committee), to a designated Executive Committee (ExCo) member, to individual leads at each of our brands for the three focus areas and five commitments.

Within the ExCo, our Chief Sustainability, Transformation and Communications Officer is responsible for sustainable retailing. The Vice President Sustainable Retailing is responsible for Ahold Delhaize's Group-wide Sustainable Retailing strategy, for global reporting against it both internally and externally, and for engaging external stakeholders on our strategy, monitoring related trends and managing related issues and risks. Relevant functional leaders across the brands (in areas such as Human Resources, Occupational Health and Safety, and Product Integrity) are responsible for setting targets and implementing the work relevant to their functions. The leaders of our local brands are ultimately responsible for sustainable retailing within their brands, and a dedicated Executive Sponsor oversees sustainable retailing-related strategy, target-setting and implementation.

Each brand sets specific annual targets on all of the Ahold Delhaize sustainable retailing performance indicators. On a quarterly basis, each brand leader reviews the brand's year-to-date data and discusses progress with the Chief Sustainability, Transformation and Communications Officer.

Projects that support meeting the sustainable retailing targets are integrated into the Ahold Delhaize strategic review and budget cycle.

To guide our Sustainable Retailing strategy, track performance, and share best practices, we have put in place a global steering committee as well as topic-specific working groups (in areas such as diversity and inclusion, safety at work, food waste, and product integrity) with participants from all our brands. For more information on the members and roles and responsibilities of these committees please visit our *website*.

Local action, global impact

Ahold Delhaize is a family of great local brands, each with a deep connection to and understanding of its local community. While we have identified the areas we want to impact as a company, we empower our brands to create market-specific programs that also address these issues.

We build on the past achievements of all our brands while collaborating and sharing best practices to achieve our sustainable retailing goals. Each brand has set targets to ensure we grow our businesses and create value consistently. The remuneration of our senior management is also directly tied to these targets (see *Remuneration*).

For more information on our 2016 Sustainable Retailing data and 2020 targets, and to find out more about what our great local brands are doing in their communities to advance our sustainability goals, visit our *website*.


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Group key financial indicators
Monitoring our performance

These are the key indicators that help us to monitor our progress towards our goals and measure our financial success. We include them to help give readers a better understanding of our company's overall performance.

Results IFRS	2016 € million	2015 € million	Change versus prior year
Net sales	49,695	38,203	30.1%
Operating income	1,584	1,318	20.2%
Underlying EBITDA	3,259	2,454	32.8%
Underlying operating income	1,899	1,461	30.0%
Income from continuing operations	830	849	(2.2)%
Net income	830	851	(2.5)%
Underlying income from continuing operations	1,230	950	29.5%

Pro forma results	2016 € million	2015 € million	Change versus prior year
Net sales	62,331	60,881	2.4%
Operating income	1,974	1,899	3.9%
Underlying EBITDA	4,063	3,862	5.2%
Underlying operating income	2,298	2,155	6.6%
Income from continuing operations	1,078	1,202	(10.3)%
Net income	1,078	1,203	(10.4)%
Underlying income from continuing operations	1,486	1,410	5.4%

Shareholders	2016 €	2015 €	Change versus prior year
Net income per common share (basic)	0.81	1.04	(22.1)%
Pro forma underlying income from continuing operations per share[1]	1.17	1.11	5.4%
Dividend payout ratio[2]	48%	49%	(1)%
Dividend per common share	0.57	0.52	9.6%
Total shareholder return	5.5%	41.1%	(35.6)% pt

Other information	2016 € million	2015 € million	Change versus prior year
Net debt	3,244	1,148	182.6%
Free cash flow (combined)[3]	1,377	1,705	(19.2)%
Capital expenditures included in cash flow statement (excluding acquisitions) (combined)[3]	1,694	1,580	7.2%
Credit rating/outlook Standard & Poor's	BBB / stable	BBB / stable	–
Credit rating/outlook Moody's	Baa2 / positive	Baa2 / stable	Change in outlook

1 For more information on underlying pro forma income from continuing operations, see *Group financial review* in this section.
2 Dividend payout ratio for 2016 is based on underlying income from continuing operations (on a pro forma basis). In 2015 this was based on a payout ratio of adjusted income from continuing operations.
3 Free cash flow and capital expenditure including the Delhaize Group for a full year.

Certain key performance indicators contain non-GAAP measures. The definitions of these non-GAAP measures are described on page 70 of this Annual Report.

Group financial review

On July 23, 2016, the merger between Ahold and Delhaize Group was completed. Legally, the merger was implemented by Delhaize Group merging into Ahold, with the entity renamed Ahold Delhaize.

Consequently, Delhaize Group's financial results are included in our consolidated financial statements since the merger date, affecting comparability of the 2016 financial results to the 2015 results. Due to the significance of Delhaize Group's results to the Company, the Delhaize Group sales and operating expense categories and the merger-related integration and restructuring activities in 2016 are the main drivers of the changes in results of operations when compared to the 2015 results.

This review also provides numbers and analysis on a pro forma basis. The pro forma data is based on the assumption that the merger became effective on the first day of Ahold's 2015 financial year. This provides a comparative basis, for illustrative purposes, to facilitate assessment of the current performance of the combined company.

The following main adjustments to the combined historical data were made to arrive at the pro forma information:

- Exclusion of the performance of remedy stores and other divestments
- Exclusion of merger transaction costs
- Inclusion of purchase price allocation effects on Delhaize assets and liabilities, impacting depreciation and amortization, net interest expense and rent
- Alignment of Global Support Office functions and related costs
- Alignment of foreign exchange rates for consolidation of foreign group entities

Group performance on an IFRS basis

€ million	2016[1]	2015[1]	Change versus prior year	% change
Net sales	**49,695**	38,203	11,492	30.1%
Cost of sales	**(36,317)**	(27,760)	(8,557)	(30.8)%
Gross profit	**13,378**	10,443	2,935	28.1%
Operating expenses	**(11,794)**	(9,125)	(2,669)	(29.2)%
Operating income	**1,584**	1,318	266	20.2%
Net financial expense	**(541)**	(265)	(276)	(104.2)%
Income before income taxes	**1,043**	1,053	(10)	(0.9)%
Income taxes	**(247)**	(224)	(23)	(10.3)%
Share in income of joint ventures	**34**	20	14	70.0%
Income from continuing operations	**830**	849	(19)	(2.2)%
Income (loss) from discontinued operations	**–**	2	(2)	(100.0)%
Net income	**830**	851	(21)	(2.5)%
Operating income	**1,584**	1,318	266	20.2%
Adjusted for:				
Impairments	**104**	39	65	
(Gains) Losses on the sale of assets	**(22)**	(18)	(4)	
Restructuring and related charges and other items	**233**	122	111	
Underlying operating income	**1,899**	1,461	438	30.0%
Underlying operating income margin	**3.8%**	3.8%	–% pt	

[1] For the former Ahold segments, including the operating segment within Central and Southeastern Europe, the number of weeks included for 2016 is 52 weeks (2015: 53 weeks). Net sales from former Delhaize segments are included as of July 24, 2016.

Week 53
Our financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31. Financial year 2016 consisted of 52 weeks, while 2015 consisted of 53 weeks for the former Ahold businesses. Net sales in 2015 were positively impacted by the additional week, while the impact on operating margins for the Group was negligible. In some of the discussions below, we have included comparisons of 2016 with 2015 excluding week 53 (referred to as "adjusted for week 53 in 2015").

Group financial review *continued*

Net sales

Net sales in the financial year ended January 1, 2017, were €49,695 million, an increase of €11,492 million or 30.1%, compared to net sales of €38,203 million for the financial year ended January 3, 2016. At constant exchange rates, net sales were up by €11,360 million or 29.6%.

€ million	2016[1]	2015[1]	Change versus prior year	% change	Change versus prior year at constant exchange rates	% change at constant exchange rates
Net sales	**49,695**	38,203	**11,492**	**30.1%**	**11,360**	**29.6%**
Of which gasoline sales	**919**	1,093	**(174)**	**(15.9)%**	**(177)**	**(16.1)%**
Net sales excluding gasoline	**48,776**	37,110	**11,666**	**31.4%**	**11,537**	**31.0%**

1 For the former Ahold segments, including the operating segment within Central and Southeastern Europe, the number of weeks included for 2016 is 52 weeks (2015: 53 weeks). Net sales from former Delhaize segments are included as of July 24, 2016.

Net sales overview adjusted for week 53 in 2015

€ million	2016 (52 weeks)	2015 (52 weeks)	% change	% change at constant exchange rates
Ahold USA	**23,845**	23,267	2.5%	2.1%
Delhaize America	**7,065**	–		
The Netherlands	**13,101**	12,436	5.3%	5.3%
Belgium	**2,199**	–		
Central and Southeastern Europe	**3,485**	1,740	100.3%	98.4%
Total[1]	**49,695**	37,443	**32.7%**	**32.3%**

1 Excluding gasoline sales, net sales in 2016 increased 33.7% at constant exchange rates and adjusted for week 53 in 2015.

Gasoline sales decreased in 2016 by €174 million or 15.9%, or at constant exchange rates decreased 16.1%. Adjusted for week 53 in 2015, and at constant exchange rates, gasoline sales decreased 14.5%, mainly due to a decrease in gasoline prices.

Net sales excluding gasoline increased in 2016 by €11,666 million, or 31.4% compared to 2015. At constant exchanges rates, net sales excluding gasoline increased in 2016 by €11,537 million, or 31.0% compared to 2015. Compared to 2015 sales adjusted for week 53 and at constant exchange rates, net sales excluding gasoline increased in 2016 by €12,290 million, or 33.7%. This increase was primarily driven by the merger with the Delhaize Group, which added €11,001 million of sales.

In addition to the merger, sales growth was driven by new store openings (€836 million), which includes the full-year impact of the acquisition of 25 A&P stores at Ahold USA in Q4 of 2015 and the full-year impact of the conversion of 17 stores transferred from Jumbo in the Netherlands during 2015. In addition, Ahold Delhaize saw an increase of €631 million in comparable sales. This was driven by sales growth at our online businesses (eCommerce), strong growth reported in the Central and Southeastern Europe (CSE) segment and Albert Heijn's sales momentum, with an increased number of transactions and a higher average purchase amount per visit in the Netherlands. Our brands in the United States grew comparable sales despite the deflationary environment. Sales growth was partly offset by closed stores.

million	2016[1]	2015[1]	Sales growth	Comparable sales growth[2]	Comparable sales growth ex gas[2]
Ahold USA ($)	**26,377**	26,350	**0.1%**	**0.0%**	**0.7%**
Delhaize America ($)	**7,746**	–			
€ million					
Ahold USA	**23,845**	23,732	**0.5%**	**0.0%**	**0.7%**
Delhaize America	**7,065**	–			
The Netherlands	**13,101**	12,699	**3.2%**	**4.1%**	**4.1%**
Belgium	**2,199**	–			
Central and Southeastern Europe	**3,485**	1,772	**96.7%**	**0.1%**	**0.4%**
Total	**49,695**	38,203	**30.1%**	**1.3%**	**1.7%**

1 For the former Ahold segments, including the operating segment within Central and Southeastern Europe, the number of weeks included for 2016 is 52 weeks (2015: 53 weeks). Net sales from former Delhaize segments are included as of July 24, 2016.

2 For the definition of comparable sales (excluding gas) see *non-GAAP measures* at the end of this section.

Ahold Delhaize continued to see strong sales growth in its online businesses, which operate in maturing eCommerce markets mainly in the United States and the Netherlands and offered expanded or new sales categories and extended service delivery areas during the year. Ahold Delhaize's online businesses contributed €1,991 million, or 4.0%, to Ahold Delhaize's net sales in 2016 (2015: €1,646 million or 4.3%).

Group financial review *continued*

Net sales
€ million


32,682
32,615
32,774
38,203
49,695
3.6%
2.0%
0.8%
2.3%
32.3%
2012
2013
2014
2015[1]
2016[1]

Net sales
Net sales growth at constant exchange rates[1]

[1]Sales growth in 2016 and 2015 is adjusted for the impact of week 53.

Online sales
€ million


830
1,086
1,267
1,646
1,991
2.5%
3.3%
3.9%
4.3%
4.0%
2012
2013
2014
2015
2016

Online sales[1]
Contribution to Ahold Delhaize's net sales

[1]During 2012 Ahold acquired bol.com

Underlying operating income
€ million


1,412
1,379
1,267
1,461
1,899
4.3%
4.2%
3.9%
3.8%
3.8%
2012
2013
2014
2015
2016

Underlying operating income
Underlying operating margin

Gross profit

Ahold Delhaize's gross profit increased by €2,935 million, or 28.1% compared to 2015. At constant exchange rates, gross profit increased by €2,896 million or 27.6%, which was €2,713 million higher as a result of the merger with Delhaize Group. Gross profit margin (gross profit as a percentage of net sales) for 2016 was 26.9%, a decrease of 0.4 percentage points compared to 27.3% in 2015.

Gasoline sales have a lower gross profit margin compared to non-gasoline sales; therefore the proportionately lower gasoline sales have a positive effect on the overall gross profit margin. Excluding the sale of gasoline, and at constant exchange rates, gross profit margin was down 0.6 percentage points. This decrease was almost entirely driven by the addition of the former Delhaize Group operations. Delhaize America and Belgium operate with a lower gross margin and with lower operating expenses as percentage of sales.

Operating expenses

In 2016, operating expenses increased by €2,669 million, or 29.2%, to €11,794 million, compared to €9,125 million in 2015. At constant exchange rates, operating expenses increased by €2,636 million or 28.8%, which was €2,361 million higher as result of the merger with Delhaize Group. As a percentage of net sales, operating expenses decreased by 0.2 percentage points to 23.7% compared to 23.9% in 2015. Excluding gasoline sales and at constant exchange rates, operating expenses as a percentage of net sales decreased by 0.4%.

This decrease of 0.4% is mainly explained by the addition of the former Delhaize Group operations in part offset by higher impairments, integration costs and restructuring charges. Delhaize America and Belgium operate with a lower gross margin and with lower operating expenses as percentage of sales.

Operating expenses include impairments, gains (losses) on the sale of assets, restructuring and related charges and other items that management believes can distort an understanding of the trend related to the development of its underlying business. Impairments, gains (losses) on the sale of assets and restructuring and related charges are summarized as follows:

Impairment of assets

Ahold Delhaize recorded the following impairments and reversals of impairments of assets in 2016 and 2015:

€ million	2016	2015
Ahold USA	**(78)**	(20)
Delhaize America	**(2)**	–
The Netherlands	**(21)**	(19)
Belgium	**–**	–
Central and Southeastern Europe	**(3)**	–
Global Support Office	**–**	–
Total	**(104)**	(39)

Impairment charges in 2016 were €104 million, up by €65 million compared to 2015. The impairments in 2016 were primarily related to remedy stores and other divestments at Ahold USA (€46 million) and to other store operations. In 2015, an impairment charge of €9 million was recorded for a write-down of prepaid consideration for stores transferred back to Jumbo (related to the transfer of stores from Jumbo in 2012). The remaining impairment charges in 2016 and 2015 mainly related to underperforming stores.

Group financial review *continued*

Gains and losses on the sale of assets

Ahold Delhaize recorded the following gains on the sale of non-current assets in 2016 and 2015:

€ million	2016	2015
Ahold USA	**27**	11
Delhaize America	**–**	–
The Netherlands	**(2)**	7
Belgium	**2**	–
Central and Southeastern Europe	**–**	–
Global Support Office	**(5)**	–
Total	**22**	18

The 2016 gains and losses at Ahold USA mainly related to the sale of remedy stores (€19 million).

Restructuring and related charges and other items

Restructuring and related charges and other items in 2016 and 2015 were as follows:

€ million	2016	2015
Ahold USA	**(66)**	(53)
Delhaize America	**(32)**	–
The Netherlands	**(35)**	(9)
Belgium	**(7)**	–
Central and Southeastern Europe	**–**	(16)
Global Support Office	**(93)**	(44)
Total	**(233)**	**(122)**

Restructuring and related charges and other items in 2016 were €233 million, up by €111 million compared to 2015. The increase is related to the merger between Ahold and Delhaize. In 2016, the restructuring and related charges of €233 million included €38 million of transaction costs and €107 million of integration costs related to the merger between Ahold and Delhaize, as well as €26 million related to divestment of the remedy stores and other divestments. It also included a lump-sum compensation for a reduction in benefits for employees in the Netherlands and the Global Support Office (€35 million).

In 2015, restructuring charges related to a reorganization of Ahold USA's support office (negatively affecting operating income by €14 million), as well as an early retirement incentive offered to Giant Landover store employees, with an impact of €17 million.

Restructuring charges recognized at CSE were related to the acquisition of SPAR in 2014. Global Support Office restructuring charges for 2015 were mainly transaction costs related to the merger with Delhaize (€37 million).

Operating income

Operating income in 2016 increased by €266 million, or 20.2%, to €1,584 million compared to €1,318 million in 2015. The increase of €266 million is the difference between the higher gross profit of €2,935 million and higher operating expenses of €2,669 million. The changes in gross profit and operating expenses are explained above.

Net financial expenses

Net financial expenses in 2016 increased by €276 million, or 104.2%, to €541 million compared to €265 million in 2015. This was mainly due the the increase in Other financial expenses (€244 million), which consisted mainly of the one-off finance cost of €243 million relating to the buy-back of the JPY 33,000 million notes. Net interest expense increased by €32 million compared to 2015 driven by higher interest expenses on debt (€49 million) and finance lease commitments (€11 million), which was partly offset by the amortization of the fair value allocation of the debt brought in through acquisitions (see *Note 4 to the consolidated financial statements*) and higher interest income. Interest expense and interest income mainly increased as a result of the merger with the Delhaize Group.

Income taxes

In 2016, income tax expense was €247 million, up by €23 million compared to €224 million in 2015. The increase in income tax expense in 2016 is mainly the result of positive one-time items in 2015. The effective tax rate, calculated as a percentage of income before income tax, was 23.7% in 2016 (2015: 21.3%).

Share in income of joint ventures

Ahold Delhaize's share in income of joint ventures, which relates primarily to our 49% shareholding in JMR and 51% share in Super Indo, was €34 million in 2016, up by €14 million compared to last year. For further information about joint ventures, see *Note 14* to the consolidated financial statements.

Results from discontinued operations

Results from discontinued operations in 2016 were nil, versus a gain of €2 million in 2015. In 2015, results from discontinued operations were impacted by various adjustments to the results of prior years' divestments as a consequence of warranties and indemnifications provided in the relevant sales agreements.

For further information about discontinued operations, see *Note 5* to the consolidated financial statements.

Group financial review *continued*

Underlying operating income and underlying operating income margin

Underlying operating income was €1,899 million in 2016, up €438 million or 30.0%, versus €1,461 million in 2015.

Underlying operating income margin in 2016 was 3.8%, compared to 3.8% in 2015. At constant exchange rates, underlying operating income was up by €432 million, or 29.5%, compared to 2015, which was €393 million higher as result of the merger with Delhaize Group.

The changes in underlying operating income, excluding the impact of the merger with Delhaize Group, are mainly a reflection of improved margins in The Netherlands.

Margins in The Netherlands segment mainly improved as a result of higher vendor allowances, lower operating expenses and a timing difference between the realization of buy for less simplicity savings and the reinvestments in the customer proposition.

The improvement was partially offset by additional investments in our online businesses, as part of our future growth strategy. Our online businesses in the Netherlands operate at a lower margin and their accelerated growth has a dilutive impact on the segment's overall margin. This additional dilutive effect, at 0.1 percentage points, was slightly higher than last year as a result of the stronger sales performance.

Tight cost management remains a core part of our business model. This enables us to continue to invest in our competitive position and, at the same time, our businesses benefit from optimized store processes and improved sourcing.

Underlying operating income and underlying operating income margin for 2016 and 2015 were as follows:

million	Underlying operating income			Underlying operating margin		
	2016[1]	2015[1]	% change	2016	2015	% pt change
Ahold USA ($)	**1,034**	1,043	(0.9)%	**3.9%**	4.0%	(0.1)% pt
Delhaize America ($)	**275**	–		**3.6%**		
€ million						
Ahold USA	**936**	940	(0.4)%	**3.9%**	4.0%	(0.1)% pt
Delhaize America	**252**	–		**3.6%**		
The Netherlands	**636**	578	10.0%	**4.9%**	4.6%	0.3% pt
Belgium	**56**	–		**2.5%**		
Central and Southeastern Europe	**127**	27	370.4%	**3.6%**	1.5%	2.1% pt
Global Support Office	**(108)**	(84)	(28.6)%	**–%**		
Total	**1,899**	1,461	30.0%	**3.8%**	3.8%	–% pt

1   For the former Ahold segments, including the operating segment within Central and Southeastern Europe, the number of weeks included for 2016 is 52 weeks (2015: 53 weeks).

Group financial review *continued*

Group performance on a pro forma basis

The following is a summary of Ahold Delhaize's 2016 and 2015 consolidated income statements on a pro forma basis. The pro forma information in this financial review presents a picture of what the financial results would have been if the merger of Ahold with Delhaize had occurred on the first day of Ahold's 2015 financial year, using the fair values established as of July 23, 2016 (the merger date), as the basis for the purchase price allocation effects. The information is not intended to revise past performance, but instead to provide a comparative basis for the assessment of current performance.

€ million, except per share data	Pro forma 2016[1]	Pro forma 2015[1]	% change	% change constant
Net sales	**62,331**	60,881	2.4%	2.1%
Operating income	**1,974**	1,899	3.9%	3.6%
Income from continuing operations	**1,078**	1,202	(10.3)%	(10.6)%
Basic income from continuing operations per share	**0.85**	0.95	(10.5)%	(10.5)%
Underlying EBITDA	**4,063**	3,862	5.2%	4.9%
Underlying EBITDA margin	**6.5%**	6.3%		
Underlying operating income	**2,298**	2,155	6.6%	6.3%
Underlying operating margin	**3.7%**	3.5%		
Underlying income from continuing operations per share	**1.17**	1.11	5.4%	5.4%

1 For the former Ahold segments, including the operating segment within Central and Southeastern Europe, the number of weeks included for 2016 is 52 weeks (2015: 53 weeks).

Week 53

Our financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31. Financial year 2016 consisted of 52 weeks, while 2015 consisted of 53 weeks for the former Ahold businesses. Net sales in 2015 were positively impacted by the additional week, while the impact on operating margins for the Group was negligible. In some of the discussions below, we have included comparisons of 2016 with 2015 excluding week 53 (referred to as "adjusted for week 53 in 2015").

Pro forma online net sales contribution by category



- Food
- General merchandise

Pro forma underlying operating income contribution by segment[1]



- Ahold USA
- The Netherlands
- Central and Southeastern Europe
- Delhaize America
- Belgium

1 Before Global Support Office costs.

Pro forma net sales contribution by segment



- Ahold USA
- The Netherlands
- Central and Southeastern Europe
- Delhaize America
- Belgium

Group financial review *continued*

Net sales

On a pro forma basis and adjusted for week 53 in 2015, net sales increased by €2,040 million, or 3.4%, at constant exchange rates. Sales growth was driven by new store openings, which includes the full-year impact of the acquisition of 25 A&P stores at Ahold USA in Q4 of 2015 and the full-year impact of the conversion of 17 stores transferred from Jumbo in the Netherlands during 2015. In addition,

Ahold Delhaize saw an increase of €1,177 million in comparable sales. This was driven by sales growth at our online businesses, strong growth reported in the Central and Southeastern Europe (CSE) segment, and Delhaize America and Albert Heijn's sales momentum, with an increased number of transactions and a higher average purchase amount per visit in the Netherlands. Our brands in the United States grew comparable sales despite the deflationary environment.

Pro forma net sales overview adjusted for week 53 in 2015

€ million	2016 (52 weeks)	2015 (52 weeks)	% change	% change at constant exchange rates
Ahold USA	**23,316**	22,654	2.9%	2.5%
Delhaize America	**15,501**	15,146	2.3%	1.9%
The Netherlands	**13,015**	12,362	5.3%	5.3%
Belgium	**4,942**	4,859	1.7%	1.7%
Central and Southeastern Europe	**5,557**	5,115	8.6%	8.8%
Total[1]	**62,331**	60,136	3.7%	3.4%

1 Excluding gasoline sales, pro forma 2016 net sales increased 3.7%, at constant exchange rates and adjusted for week 53 in 2015.

million	2016[1]	2015[1]	% change	% change constant rates	Comparable sales growth[2]	Comparable sales growth ex gas[2]
Ahold USA ($)	**25,790**	25,654	0.5%	0.5%	0.0%	0.7%
Delhaize America ($)	**17,156**	16,828	1.9%	1.9%	2.1%	2.1%
€ million						
Ahold USA	**23,316**	23,106	0.9%	0.5%	0.0%	0.7%
Delhaize America	**15,501**	15,146	2.3%	1.9%	2.1%	2.1%
The Netherlands	**13,015**	12,624	3.1%	3.1%	4.1%	4.1%
Belgium	**4,942**	4,859	1.7%	1.7%	1.7%	1.7%
Central and Southeastern Europe	**5,557**	5,146	8.0%	8.1%	5.5%	5.7%
Total	**62,331**	60,881	2.4%	2.1%	2.0%	2.3%

1 For the former Ahold segments, including the operating segment within Central and Southeastern Europe, the number of weeks included for 2016 is 52 weeks (2015: 53 weeks).

2 For the definition of comparable sales (excluding gas) see *non-GAAP measures* at the end of this section.

Operating income

On a pro forma basis, operating income in 2016 increased by €75 million, or 3.9%, to €1,974 million compared to €1,899 million in 2015. The changes in pro forma profit and expenses are summarized in the segment reviews below.

Underlying operating income and underlying operating income margin

On a pro forma basis, underlying operating income was €2,298 million, up €143 million, or 6.6%. At constant exchange rates, pro forma underlying operating income was up 6.3%. The increase was driven by improved profitability at our operations in The Netherlands, Belgium and CSE.

Underlying operating income excludes impairments, gains (losses) on the sale of assets, restructuring and related charges and other items that management believes can distort an understanding of the trend related to the development of its underlying business. Pro forma impairments, gains (losses) on the sale of assets and restructuring and related charges are summarized in the segment reviews below.

Group financial review *continued*

Ahold USA on a pro forma basis

€ million	2016 (52 weeks)	2015 (53 weeks)	Change versus prior year	% change
Net sales[1,2]	**23,316**	23,106	210	0.9%
Comparable sales growth excluding gasoline	**0.7%**	1.1%		
Operating income	**854**	859	(5)	(0.6)%
Adjusted for:				
Impairments	**32**	20	12	
(Gains) losses on the sale of assets	**(8)**	(10)	2	
Restructuring and related charges and other items	**43**	53	(10)	
Underlying operating income	**921**	922	(1)	(0.1)%
Underlying operating income margin	**4.0%**	4.0%		
Underlying EBITDA margin	**6.8%**	6.8 %		

1 At constant exchange rates, pro forma net sales for 2016 increased by 2.5%, when compared to pro forma net sales adjusted for week 53 sales in 2015.
2 Excluding gas sales, pro forma net sales for 2016 increased by 3.3%, at constant exchange rates and adjusted for week 53 in 2015.

In 2016, pro forma net sales were €23,316 million, up by 0.9% or €210 million compared to 2015. At constant exchange rates, pro forma net sales were up by 0.5%.

Pro forma net sales growth was affected by lower gasoline sales, primarily due to a decline in gasoline prices. Comparable gasoline volumes were down by 2.8%. Excluding gasoline, pro forma net sales at constant rates were 1.3% higher than in 2015, or, adjusted for week 53 in 2015, higher by 3.3%. This increase was mainly driven by 0.7% growth in comparable sales and the full-year impact of the conversion of 25 acquired A&P stores in Q4 2015 (which contributed 2.7% to sales growth in 2016). Sales growth was adversely impacted by

overall market deflation in main product categories. This was most notable in the second half of the year and in the Meat and Dairy categories.

During 2016, Ahold USA completed the transformation of the produce and self-service bakery departments. These transformations, and two waves of price reduction at the end of Q1 and Q3, were part of its program to improve the customer proposition through targeted price reductions and marketing, an improved "Fresh" offering, and an enhanced customer experience through in-store merchandising and employee engagement. Stores where the program has been rolled out continued to see positive performance.

Our online business, Peapod, continued to grow in its existing market area and has further expanded in the New York City area as additional capacity became available at its New Jersey facility.

Pro forma operating income decreased by €5 million, or 0.6%, to €854 million compared to 2015. Underlying operating income is adjusted for the following items, which impacted operating income:

• Impairments: The 2016 impairment charges amounted to €32 million and in 2015 impairment charges amounted to €20 million. The impairments in 2016 related primarily to underperforming stores and investment properties. In 2015 these primarily related to underperforming stores.

• (Gains) Losses on the sale of assets: No individually significant gains or losses were recorded in 2016 or 2015.

• Restructuring and related charges and other items: The 2016 charges decreased by €10 million compared to 2015. In 2016, these charges mainly related to integration costs as result of the merger (€33 million). In 2015, charges included a restructuring of the Ahold USA support office in 2015 (affecting operating income negatively by €14 million), an early retirement incentive offered to Giant Landover store employees with an impact of €17 million and €11 million charge from the withdrawal from a multi-employer pension plan.

In 2016, pro forma underlying operating income was €921 million, down by €1 million compared to last year. At constant rates, pro forma underlying operating income decreased by 0.5%.

Ahold USA's pro forma underlying operating income margin in 2016 was 4.0%, flat compared to 2015.

In a highly competitive landscape, market share was up, mainly driven by the New York Metro division and its acquisition of 25 A&P stores.

Group financial review *continued*

Delhaize America on a pro forma basis

€ million	2016	2015	Change versus prior year	% change
Net sales	**15,501**	15,146	355	2.3%
Comparable sales growth	**2.1%**	2.1%		
Operating income	**459**	483	(24)	(5.0)%
Adjusted for:				
Impairments	**6**	6	–	
(Gains) losses on the sale of assets	**7**	9	(2)	
Restructuring and related charges and other items	**66**	21	45	
Underlying operating income	**538**	519	19	3.7%
Underlying operating income margin	**3.5%**	3.4%		
Underlying EBITDA margin	**6.6%**	6.6%		

On a pro forma basis, net sales in 2016 were €15,501 million, up by 2.3%, or €355 million, compared to 2015. At constant exchange rates, sales were up by 1.9%. The increase was mainly driven by comparable sales growth of 2.1%. Both Food Lion and Hannaford continued to experience positive comparable sales and volume growth. Sales growth versus last year was adversely impacted by overall market deflation in main product categories. This was most noticeable in the second half of the year and in the Meat and Dairy categories. In addition, price pressure at Food Lion resulted from a more intense competitive environment.

Food Lion continued with its "Easy, Fresh & Affordable… You Can Count on Food Lion Every Day" strategy, relaunching 142 stores in the Charlotte, North Carolina market after extensive remodeling during the year. Previously launched "Easy, Fresh & Affordable" markets in North Carolina, Wilmington, Greenville and Raleigh, continue to perform according to plan both in terms of sales and costs.

Pro forma operating income was €459 million. Underlying operating income is adjusted for the following items, which impacted operating income:

- Impairments: Impairments amounted to €6 million. No individually significant impairments were recorded in 2016 or 2015.
- (Gains) Losses on the sale of assets: No individually significant gains or losses were recorded in 2016 or 2015.
- Restructuring and related charges and other items: 2016 charges of €66 million, were mostly related to integration costs of €37 million due to merger. In addition, it includes the settlement of share-based payments plan prior to the merger (€15 million) and costs due to Hurricane Matthew in Q4 (€11 million).

On a pro forma basis, underlying operating income in 2016 was €538 million, up by €19 million compared to last year. At constant rates, underlying operating income increased by 3.3%. Delhaize America's underlying operating income margin in 2016 was 3.5%, up 0.1 percentage points compared to 2015. The increase reflects positive gross profit results driven by volume growth and higher vendor allowances following a decision to add more local products to our assortment.

Group financial review *continued*

The Netherlands on a pro forma basis

€ million	2016 (52 weeks)	2015 (53 weeks)	Change versus prior year	% change
Net sales	**13,015**	12,624	391	3.1%
Comparable sales growth	**4.1%**	3.7%		
Operating income	**578**	551	27	4.9%
Adjusted for:				
Impairments	**15**	19	(4)	
(Gains) losses on the sale of assets	**2**	(8)	10	
Restructuring and related charges and other items	**34**	8	26	
Underlying operating income	**629**	570	59	10.4%
Underlying operating income margin	**4.8%**	4.5%		
Underlying EBITDA margin	**7.0%**	6.7%		

On a pro forma basis, net sales in 2016 were €13,015 million, up by 3.1% or €391 million compared to 2015. Compared to sales adjusted for week 53 in 2015, net sales increased in 2016 by €653 million, or 5.3%.

This increase was mainly driven by the 4.1% growth in comparable sales; the full year impact of the conversion of former C1000 stores in the Netherlands; the full year impact of last year's opening of new Albert Heijn stores in Belgium; and further expansion of our store network in the Netherlands. In 2016 Albert Heijn started a pilot with Albert Heijn to go stores at gas stations.

The comparable sales growth in The Netherlands of 4.1% was fueled by double-digit sales growth at our online operations. Adjusted for the additional week in 2015, net sales at bol.com increased by 25.0% and at Albert Heijn Online by 29.7% because

both brands were able to attract more sales from existing customers, and attract new customers in existing areas. Albert Heijn's comparable sales growth was driven by its ability to attract customers through its newly introduced own-brand products, own-brand quality improvements, innovative products and the expansion of its healthy food offering. In December, Albert Heijn was named best supermarket in the Netherlands by market research company GfK.

For the full year, market share at Albert Heijn increased to 35.2% (source: Nielsen), driven by the growth of Albert Heijn Online and Albert Heijn to go.

Bol.com delivered strong double-digit growth in net consumer online sales of 32.5%. Compared to sales adjusted for week 53 in 2015, net consumer online sales increased by 35.5%, as in previous years fueled by new categories

and accelerated growth in Belgium as well as the success of the Plaza platform. This platform offers a marketplace to merchant partners and is an important driver in delivering on our 2020 ambition to double net consumer online sales.

Pro forma operating income increased by €27 million, or 4.9%, to €578 million, affected by the following items that Ahold Delhaize adjusts for to arrive at its underlying operating income:

• Impairments: During 2016, an impairment charge of €9 million was recorded for a write-down of prepaid consideration for stores transferred back to Jumbo (related to the transfer of stores from Jumbo in 2012). The 2015 impairment charges included €8 million related to the write-down of prepaid consideration from the transfer of stores from Jumbo. The remaining impairment charges in 2016, as well as the impairment charges incurred during 2015, mainly related to underperforming stores.

• (Gains) Losses on the sale of assets: In 2016, The Netherlands sold assets with an aggregate loss of €2 million and in 2015 with an aggregate gain of €8 million. No individually significant gains or losses were recorded in 2016 or 2015.

• Restructuring and related charges and other items: The charges in 2016 related mainly to costs related to a lump-sum compensation for a reduction in benefits for employees in the Netherlands (€28 million) and integration cost (€4 million).

In 2016, pro forma underlying operating income in The Netherlands was €629 million, up by €59 million or 10.4% from €570 million in 2015. The underlying operating margin of The Netherlands was 4.8% in 2016, up 0.3 percentage points compared to 2015. Excluding bol.com, the underlying operating income margin was 5.4% in 2016, up by 0.4 percentage points compared to 2015. Margins mainly improved as a result of a timing difference between the realization of buy for less simplicity savings and the reinvestments in the customer proposition, as well as improvements in the cost base.

Our online businesses in the Netherlands operate at a lower margin and their accelerated growth has a dilutive impact on the segment's overall margin. This dilutive affect was slightly higher at 0.1 percentage points compared to last year as result of the continuous strong sales growth of our online businesses.

Our net sales in The Netherlands consist of sales to consumers and to franchise stores. Franchise stores operate under the same format as Ahold Delhaize-operated stores. Franchisees purchase merchandise primarily from Ahold Delhaize, pay a franchise fee and receive support services, including management training, field support and marketing and administrative assistance.

Group financial review *continued*

Belgium on a pro forma basis

€ million	2016	2015	Change versus prior year	% change
Net sales	**4,942**	4,859	83	1.7%
Comparable sales growth	**1.7%**	0.2%		
Operating income	**97**	1	96	
Adjusted for:				
Impairments	**14**	17	(3)	
(Gains) losses on the sale of assets	**(4)**	–	(4)	
Restructuring and related charges and other items	**14**	68	(54)	
Underlying operating income	**121**	86	35	40.7%
Underlying operating income margin	**2.4%**	1.8%		
Underlying EBITDA margin	**5.4%**	4.8%		

On a pro forma basis, net sales in 2016 were €4,942 million, up by 1.7% or €83 million compared to 2015. This was mainly driven by comparable sales growth of 1.7%. This was a result of inflation and continued good performance in the affiliated network, while volume growth was negative in the company-operated stores. For the year, Belgium's market share was stable compared to last year at 24.1%.

In 2016, Delhaize Belgium reached an important milestone in the implementation of its Transformation Plan, completing the rollout of the new store organization to simplify the organizational structure and processes in its supermarkets.

During the fourth quarter of 2016, 10 Red Market stores were converted and added to the Delhaize affiliate store network. The remaining three Red Market stores will be converted in 2017.

Pro forma operating income increased by €96 million, to €97 million compared to 2015. Underlying operating income is adjusted for the following items, which impacted operating income:

• Impairments: No individually significant gains or losses were recorded in 2016.
• (Gains) Losses on the sale of assets: No individually significant gains or losses were recorded in 2016.

• Restructuring and related charges and other items: The charges in 2016 related to integration costs of €7 million and restructuring costs of €7 million. In 2015, charges mainly included €32 million in Transformation Plan charges and a €25 million competition fine.

On a pro forma basis, underlying operating income in 2016 was €121 million, up by 40.7%, or €35 million compared to last year. Underlying operating income margin in 2016 was 2.4, up 0.6 percentage points compared to 2015. Better underlying operating income was mainly a result of lower operational labor costs in the stores as a result of Transformation Plan savings.

Our net sales in Belgium consist of sales to consumers and to affiliate stores. Affiliates receive goods at a wholesale price which comprises a mark-up on our purchase price.

Group financial review *continued*

Central and Southeastern Europe on a pro forma basis

€ million	2016[1]	2015[1]	Change versus prior year	% change
Net sales	**5,557**	5,146	411	8.0%
Comparable sales growth	**5.5%**	2.5%		
Operating income	**215**	165	50	30.3%
Adjusted for:				
Impairments	**7**	6	1	
(Gains) losses on the sale of assets	**2**	4	(2)	
Restructuring and related charges and other items	**7**	18	(11)	
Underlying operating income	**231**	193	38	19.7%
Underlying operating income margin	**4.2%**	3.8%		
Underlying EBITDA margin	**6.8%**	6.5%		

1 For the former Ahold segments, including the operating segment within Central and Southeastern Europe, the number of weeks included for 2016 is 52 weeks (2015: 53 weeks).

In 2016, net sales on a pro forma basis in CSE were €5,557 million, up by 8.0% or €411 million compared to 2015. At constant exchange rates, net sales were up by 8.1%. Compared to sales adjusted for week 53 in 2015 and at constant exchange rates, net sales increased by €448 million, or 8.8%, in 2016.

Sales growth was driven by comparable store sales growth of 5.5% and by the addition of 99 stores in 2016, contributing 2.5% to sales growth. Comparable sales growth was mainly driven by our businesses in Greece, Romania and Serbia, while the Czech Republic increased its comparable sales slightly.

Pro forma operating income increased by €50 million, to €215 million compared to 2015. Underlying operating income is adjusted for the following items, which impacted operating income:

- Impairments: No individually significant gains or losses were recorded in 2016.
- (Gains) Losses on the sale of assets: No individually significant gains or losses were recorded in 2016.
- Restructuring and related charges and other items: In 2015, charges mainly included €14 million of costs related to the integration of SPAR in the Czech Republic.

2016 pro forma underlying operating income in CSE was €231 million, up by €38 million or 19.7% from €193 million in 2015. In 2015, this also included €7 million of non-recurring costs related to the SPAR integration.

In 2016, pro forma underlying operating income margin in CSE was 4.2%, which was 0.4 percentage points higher than in 2015. Greece, the Czech Republic and Romania reported higher margins, while Serbia's margin decreased. The overall increase was mainly driven by Greece and Romania, both of which reported higher margins than in 2015 by 0.7 percentage points and 0.6 percentage points respectively.

Group financial review *continued*

Global Support Office on an IFRS basis

€ million	2016	2015	Change versus prior year	% change
Global Support Office costs	**206**	128	78	(60.9)%
of which Unusual items	**98**	44	54	(122.7)%
Underlying Global Support Office costs	**108**	84	24	(28.6)%
of which related to selfinsurance activities	**(22)**	(22)	–	0.0%
Underlying Global Support Office costs excluding self insurance	**130**	106	24	(22.6)%

Global Support Office costs in 2016 were €206 million, up €78 million compared to last year. Global Support Office costs were impacted by unusual items that amounted to €98 million in 2016, €54 million higher than last year. This increase was mainly driven by higher integration and transaction costs in 2016 related to the merger with Delhaize.

Underlying Global Support Office costs were €108 million, up €24 million compared to 2015. Excluding the impact of our self-insurance activities, underlying Global Support Office costs were €130 million, or €24 million higher than last year which was driven by the inclusion of the Delhaize Group's Global Support Office functions and related underlying costs as of the merger date in 2016.

Global Support Office on a pro forma basis

€ million	Pro forma 2016	Pro forma 2015	Change versus prior year	% change
Global Support Office costs	**229**	160	69	(43.1)%
of which Unusual items	**87**	25	62	(248.0)%
Underlying Global Support Office costs	**142**	135	7	(5.2)%
of which related to self-insurance activities	**(23)**	(29)	6	(20.7)%
Underlying Global Support Office costs excluding self-insurance	**165**	164	1	(0.6)%

On a pro forma basis, Global Support Office cost in 2016 were €229 million, up €69 million million compared to last year. Global Support Office costs were impacted by unusual items which amounted to €87 million in 2016, €62 million higher than last year, mainly due to integration costs.

Underlying pro forma Global Support Office costs in 2016 were €142 million, up €7 million. Excluding the impact of our self-insurance activities, underlying Global Support Office costs were €165 million, €1 million higher than last year.

Group financial review *continued*

Earnings and dividend per share

Income from continuing operations per common share (basic) was €0.81, a decrease of €0.23 or 22.1% compared to 2015. This decrease was driven by lower income from continuing operations, which declined by 2.2%, and an increase in weighted average number of common shares (from 820 million in 2015 to 1,022 million in 2016) as a result of:

(i) the merger with the Delhaize Group; on completion of the merger 496 million ordinary shares were issued, partly offset by:

(ii) the shares repurchased in 2015 under the €500 million share buyback program. The total number of shares repurchased was 8.8 million. The program was suspended at the end of June 2015 in connection with the intended merger of Ahold and Delhaize.

(iii) the €1 billion capital repayment and reverse stock split transaction in 2016 resulting in a reduction of 49 million shares.

The increase in the weighted average number of common shares also increased by shares that were issued under employee share-based compensation programs.

Pro forma income from continuing operations per common share (basic) was €0.85 cent, a decrease of €0.10 cent or 10.5% compared to 2015. This decrease was driven by lower income from continuing operations, which declined by €124 million.

The weighted average number of shares used for calculating the pro forma basic and underlying income from continuing operations per share is 1,272 million (the number of shares outstanding at the merger date).

Our dividend policy is to target a payout ratio in the range of 40-50% of underlying income from continuing operations (on a pro forma basis). This was changed from a payout ratio of adjusted income from continuing operations to better align with our key metrics. As part of our dividend policy, we adjust income from continuing operations for impairments of non-current assets, gains and losses on the sale of assets, restructuring and related charges, and other unusual items. Pro forma underlying income from continuing operations amounted to €1,486 million and €1,410 million in 2016 and 2015, respectively, and was determined as follows:

€ million	Pro forma 2016	Pro forma 2015
Income from continuing operations	**1,078**	1,202
Adjusted for:		
Impairments	**74**	68
(Gains) losses on the sale of assets	**4**	(5)
Restructuring and related charges and other items	**246**	193
Unusual items in net financial expense[1]	**246**	43
Tax effect of unusual items	**(162)**	(91)
Underlying income from continuing operations	**1,486**	1,410
Income from continuing operations per share attributable to common shareholders	**0.85**	0.95
Underlying income from continuing operations per share attributable to common shareholders	**1.17**	1.11

1 Unusual items in net financial expense consists mainly of the one-off finance cost of €243 million relating to the buying back the JPY 33,000 million notes, see *Note 21* to the consolidated financial statements.

Reflecting the confidence we have in our strategy and our ability to generate cash, we propose a common stock dividend of €0.57 for the financial year 2016, up 9.6% from last year. It represents a payout ratio of 48%, based on the expected dividend payment on pro forma underlying income from continuing operations, which is in line with our dividend policy.

Income from continuing operations per common share (basic)



Dividend per common share (2016 includes proposed dividend)



Group financial review *continued*

Financial position

Ahold Delhaize's consolidated balance sheets as of January 1, 2017, and January 3, 2016, are summarized as follows:

€ million	January 1, 2017	% of total	January 3, 2016	% of total
Property, plant and equipment	**11,770**	**32.4%**	6,677	42.1%
Intangible assets	**12,547**	**34.6%**	1,968	12.4%
Other non-current assets	**1,981**	**5.5%**	1,975	12.4%
Cash, cash equivalents and short-term deposits and similar instruments and current portion of available-for-sale financial assets	**4,317**	**11.9%**	2,354	14.8%
Inventories	**3,288**	**9.1%**	1,676	10.6%
Other current assets	**2,372**	**6.5%**	1,230	7.7%
Total assets	**36,275**	**100.0%**	15,880	100.0%
Group equity	**16,276**	**44.9%**	5,621	35.4%
Non-current portion of long-term debt	**5,570**	**15.3%**	3,309	20.8%
Pensions and other post-employment benefits	**659**	**1.8%**	389	2.5%
Other non-current liabilities	**3,373**	**9.3%**	1,559	9.8%
Short-term borrowings and current portion of long-term debt	**1,991**	**5.5%**	193	1.2%
Payables	**5,389**	**14.9%**	2,800	17.6%
Other current liabilities	**3,017**	**8.3%**	2,009	12.7%
Total equity and liabilities	**36,275**	**100.0%**	15,880	100.0%

The main drivers of changes in Ahold Delhaize's consolidated balance sheet result from the merger between Ahold and Delhaize Group, which was completed on July 23, 2016.

Property, plant and equipment increased by €5,093 million, primarily due to the merger (€4,930 million) and the strengthening of the U.S. dollar against the euro, while capital expenditures were offset by depreciation and impairments. Intangible assets increased by €10,579 million which was mainly the result of the goodwill recognized as part of the merger with Delhaize Group.

Group equity increased by €10,655 million. This increase was mainly driven by the merger (issuance of €10,761 million shares), the current year's net income and a positive currency translation impact. This was partially offset by returns to shareholders, which included, in addition to the 2015 dividend of €429 million, €1,001 million relating to the capital repayment and reverse stock split that was recorded and paid in July 2016.

In 2016, gross debt increased by €4,059 million to €7,561 million, primarily due to the merger (€4,134 million) and the strengthening of the U.S. dollar against the euro. This was partially offset by the buyback and cancellation of the entire principal amount of the JPY33 billion notes and regular payments on finance lease and financing transaction liabilities.

Gross and net debt
€ billion



■ Cash, cash equivalents and short-term deposits and similar instruments and current portion of available-for-sale financial assets
■ Gross debt   — Net debt

Ahold Delhaize's net debt was €3,244 million as of January 1, 2017, an increase of €2,096 million from January 3, 2016. The increase in gross debt (€4,059 million), the capital repayment (€1,001 million), payment of common stock dividend (€429 million) and the buyback of the JPY33 billion notes and the unwind of the corresponding derivative (total cash impact of €543 million), were partly offset by our free cash flow (€1,441 million), €2,201 million related to acquisition / divestments of businesses, net of cash and acquired available for sale financial assets and restricted cash (€202 million).

Net debt does not include our commitments under operating lease contracts, which, on an undiscounted basis, amounted to €7,489 million at year-end 2016 (2015: €6,140 million). The off-balance sheet operating lease commitments impact our capital structure.

Group financial review *continued*

Our defined benefit plans showed a net deficit of €659 million at year-end 2016 compared to a net deficit of €389 million at year-end 2015. This increase was primarily driven by a €473 million loss due to changes in financial assumption and a €150 million increase due to the merger with Delhaize Group. This was partially offset by the positive investment results on the plan assets.

A significant number of union employees in the United States are covered by multi-employer plans. With the help of external actuaries, we have updated the most recent available information that these plans have provided (generally as of January 1, 2015) for market trends and conditions through the end of 2016. We estimate our proportionate share of the total net deficit to be $910 million (€865 million) at year-end 2016 (2015: $873 million or €804 million). These amounts are not recognized on our balance sheet. While this is our best estimate based on the information available to us, it is imprecise and not necessarily reliable. For more information see *Note 23* to the consolidated financial statements.

Liquidity and cash flows

Liquidity

Ahold Delhaize views available cash balances and funds from operating activities as its primary sources of liquidity, complemented with access to external sources of funds when deemed to be required. Ahold Delhaize manages short-term liquidity based on projected cash flows. As of January 1, 2017, the Company's liquidity position primarily consisted of €3,134 million of cash (including short-term deposits and similar instruments and current portion of assets available-for-sale, adjusted for cash held under a notional cash pooling arrangement), and the fully undrawn €1 billion revolving credit facility.

Based on the current operating performance and liquidity position, the Company believes that cash provided by operating activities and available cash balances will be sufficient for working capital, capital expenditures, interest payments, dividends and scheduled debt repayment requirements for the next 12 months and the foreseeable future.

Group credit facility

Ahold Delhaize has access to a €1.0 billion committed, unsecured, multi-currency and syndicated credit facility that was amended and extended in February 2015, whereby the Company reduced the size of the credit facility from €1.2 billion to €1.0 billion (providing for the issuance of $275 million in letters of credit). At the same time, the facility was extended to 2020 with two potential extensions after 12 and 24 months that would take the facility to 2021 and 2022 respectively. In February 2016, the first extension was successfully agreed with the lenders. In February 2017, the Company requested that the lenders consent to a second extension.

The credit facility contains customary covenants and is subject to a financial covenant that requires Ahold Delhaize, in the event that its corporate rating from Standard & Poor's and Moody's is lower than BBB / Baa2, respectively, not to exceed a maximum leverage ratio of 4.0:1. During 2015 and 2016, the Company was in compliance with these covenants. As of January 1, 2017, there were no outstanding borrowings under the facility.

As of January 1, 2017, a standby letters of credit facility for a total amount of $226 million (€214 million) was issued and fully drawn to guarantee self-insurance-related obligations.

Delhaize Group's €400 million committed credit facility was terminated as a result of the merger.

Credit ratings

Maintaining solid investment grade credit ratings is a cornerstone of Ahold Delhaize's strategy because such ratings serve to lower the cost of funds and facilitate access to a variety of lenders and markets. Ahold Delhaize's current credit ratings from the solicited rating agencies are as follows:

- Standard & Poor's: corporate credit rating BBB with a stable outlook as of June 2009 (previous rating BBB– assigned in 2007)
- Moody's: issuer credit rating Baa2 as of August 2015 (previous rating Baa3 assigned in 2007). The outlook was revised from stable to positive in August 2016

Group financial review *continued*

Cash flows

Ahold Delhaize consolidated cash flows for 2016 and 2015 are as follows:

€ million	2016	2015
Operating cash flows from continuing operations	**2,898**	2,139
Purchase of non-current assets	**(1,302)**	(804)
Divestment of assets / disposal groups held for sale	**104**	51
Dividends from joint ventures	**19**	21
Interest received	**15**	4
Interest paid	**(293)**	(227)
Free cash flow	**1,441**	1,184
Repayments of loans	**(347)**	(31)
Repayments of finance lease liabilities	**(141)**	(104)
Changes in short-term loans	**209**	5
Dividends paid on common shares	**(429)**	(396)
Capital repayment	**(1,001)**	–
Share buyback	**–**	(161)
Acquisition / divestments of businesses, net of cash	**2,201**	(150)
Acquired available-for-sale financial assets and restricted cash	**202**	–
Other cash flows from derivatives	**(260)**	(22)
Other	**17**	(5)
Change in cash, cash equivalents, and short-term deposits and similar instruments, and the current portion of available-for-sale financial assets (before impact of exchange rates)	**1,892**	320
Changes in short-term deposits and similar instruments, the current portion of available-for-sale financial assets and changes in restricted cash	**222**	(247)
Net cash from operating, investing and financing activities	**2,114**	73

Free cash flow, at €1,441 million, increased by €257 million compared to 2015. Operating cash flows from continuing operations were higher by €759 million. At constant exchange rates, operating cash flows from continuing operations were higher by €763 million, or 35.7%. The purchase of non-current assets was higher by €498 million, or €495 million higher at constant exchange rates.

Free cash flow
€ million



In 2016, the main uses of free cash flow included:

- €1,001 million returns to shareholders through capital repayment and reverse stock split, prior to completion of the merger between Ahold and Delhaize Group

- Common stock dividend at €0.52 per share resulting in a cash outflow of €429 million

- Buyback of the JPY33 billion notes and the unwind of the corresponding derivative (€543 million)

Group financial review *continued*

Capital investments and property overview

Capital expenditure (including acquisitions), which includes new finance leases, amounted to €16,774 million in 2016 and €1,172 million in 2015.

€ million	2016	2015	Change versus prior year	% of sales
Ahold USA	**513**	427	86	2.2%
Delhaize America	**229**	–	229	3.2%
The Netherlands	**389**	345	44	3.0%
Belgium	**83**	–	83	3.8%
Central and Southeastern Europe	**141**	37	104	4.0%
Global Support Office	**22**	2	20	–
Total regular capital expenditures*	**1,377**	811	566	2.8%
Acquisition capital expenditures**	**15,398**	361	15,037	–
Total Ahold Delhaize	**16,775**	1,172	15,603	33.8 %

* Including new finance leases.
** Including conversion expenditure of acquired stores and acquired finance leases.

Capital investments were primarily related to the construction, remodeling and expansion of stores and supply chain (including online) and IT infrastructure improvements. Under IFRS, the merger with the Delhaize Group is accounted for as a business combination following the acquisition method. In 2016, acquisition capital expenditures included the merger with the Delhaize Group. In 2015, acquisition capital expenditure included the acquisition of 25 stores from A&P in the United States.

Excluding acquisitions, capital expenditures in 2016 were €1.4 billion. The increases versus 2015 mainly relates to the merger and the construction of bol.com's new distribution center. Including full year Delhaize Group capital expenditures, total capital expenditures amounted to €1.8 billion.

Capital expenditures
€ billion


16.8
1.9
0.8
1.0
1.2
2.8%
2.5%
2.3%
2.1%
2.8%
0.9
0.8
0.7
0.8
1.4
2012
2013
2014
2015
2016
Regular capex
Acquisition capex
Regular capex as % of sales

As of January 1, 2017, Ahold Delhaize operated 6,556 stores. Total sales area amounted to 9.3 million square meters in 2016, an increase of 86.9% from the prior year. The total number of stores (including stores operated by franchisees) is as follows:

	Opening Balance	Acquired Delhaize merger	Opened / other acquired	Closed / sold	Closing Balance
Ahold USA	**788**	–	2	(14)	**776**
Delhaize America	**–**	1,284	3	(73)	**1,214**
The Netherlands[1]	**2,134**	–	63	(34)	**2,163**
Belgium	**–**	903	10	(148)	**765**
Central and Southeastern Europe	**331**	1,238	73	(4)	**1,638**
Total number of stores	**3,253**	3,425	151	(273)	**6,556**

1 The number of stores as of January 1, 2017, includes 1,152 specialty stores (Etos and Gall & Gall). (January 3 2016: 1,139 specialty stores).

The increase in number of stores includes the addition of 3,287 stores as a result of the merger with the Delhaize Group, already net of 224 stores divested or closed after the merger (most of which were divested in compliance with the regulatory authorities and the Tom & Co stores in Belgium).

The total number of retail locations, including the 5,460 stores owned or leased by Ahold Delhaize and 20 pick-up points in stand-alone locations, was 5,480 in 2016, higher by 2,747 compared to 2015.

	Ahold Delhaize	Franchisees	Total
Number of stores leased or owned	5,460	1,096	**6,556**
Number of stores subleased to franchisees	(531)	531	**–**
Number of stores operated	4,929	1,627	**6,556**
Number of stand-alone pick-up points	20	–	**20**
Total number of retail locations	4,949	1,627	**6,576**

Group financial review *continued*

Franchisees operated 1,627 stores in the Netherlands, Belgium and Luxembourg, 1,096 of which were either owned by the franchisees or leased independently from Ahold Delhaize.

At the end of 2016, Ahold Delhaize operated 484 pick-up points, 221 more than in 2015. These were either stand-alone, in-store or office-based. The increase in number of pick-up points includes the addition of 220 pick-up points as a result of the merger with the Delhaize Group.

Ahold Delhaize also operated the following other properties as of January 1, 2017:

Warehouse / distribution centers / production facilities / offices	149
Properties under construction / development	41
Investment properties	1,012
Total	**1,202**

The investment properties consist of buildings and land. Virtually all these properties were subleased to third parties. The majority were shopping centers containing one or more Ahold Delhaize stores and third-party retail units generating rental income.

The following table breaks down the ownership structure of our 5,480 retail locations (inclusive of stores subleased to franchisees) and 1,202 other properties as of January 1, 2017:

% of total	Retail locations	Other properties
Company-owned	23%	52%
Leased, of which	77%	48%
Finance leases	13%	8%
Operating leases	64%	40%

Our leased properties have terms of up to 25 years, in limited instances up to 30 years, with renewal options for additional periods. Store rentals are normally payable on a monthly basis at a stated amount or, in a limited number of cases, at a guaranteed minimum amount plus a percentage of sales over a defined base.

Ahold USA

Number of stores	**2016**	2015
Stop & Shop New England	**217**	218
Stop & Shop New York Metro	**200**	205
Giant Landover	**168**	169
Giant Carlisle	**191**	196
Total Ahold USA	**776**	788
Sales area of own-operated stores (in thousands of square meters)	**2,960**	3,031

Ahold USA ended the year with 12 fewer stores, net of two openings and 14 closings. Peapod closed one pick-up point, bringing the total to 210 in 2016.

In 2016, the Ahold USA divisions remodeled, expanded, relocated or reconstructed 16 stores as part of the continuous focus on keeping stores fresh and up-to-date. Total investments at Ahold USA amounted to around 2.2% of sales and ranged from new stores to investment in IT, distribution centers and minor construction work in the stores.

At the end of 2016, Ahold USA operated 229 fuel stations, one less than last year. The majority of these stations are located in the Giant Carlisle and the Stop & Shop New England market areas.

Delhaize America

Number of stores	**2016**	2015
Food Lion	**1,033**	–
Hannaford	**181**	–
Total Delhaize America	**1,214**	–
Sales area of own-operated stores (in thousands of square meters)	**2,980**	–

At the merger date, 1,284 stores from Delhaize America were brought into the company portfolio. In the subsequent months, 73 stores were divested, of which 71 in compliance with the regulatory authorities. Including the pre-merger period, the net number of stores divested or closed at Delhaize America in 2016 amounted to 74 stores.

Delhaize America operated 34 pick-up points at the end of 2016.

Total investments at Delhaize America, post-merger, amounted to around 3.2% of sales.

Group financial review *continued*

The Netherlands

Number of stores	2016	2015
Albert Heijn: the Netherlands	**884**	885
Albert Heijn: Belgium	**42**	38
Albert Heijn to go: the Netherlands	**74**	66
Albert Heijn to go: Germany	**11**	6
Etos	**547**	539
Gall & Gall	**605**	600
Total The Netherlands	**2,163**	2,134
Sales area of own-operated stores (in thousands of square meters)	**998**	994

In 2016, our brands in The Netherlands opened 29 stores net of store closures, bringing the total to 2,163.

Albert Heijn Online opened two pick-up points, bringing the total to 54 at the end of 2016.

A total of 113 stores were remodeled, expanded, relocated or reconstructed in the past year as part of the regular process of maintaining and modernizing the business property portfolio. Total investments in the Netherlands amounted to around 3.0% of sales, allocated to the opening of new stores and investments in IT, distribution centers and minor construction work in the existing stores.

Belgium

Number of stores	2016	2015
Delhaize Belgium	**765**	–
Total Belgium	**765**	–
Sales area of own-operated stores (in thousands of square meters)	**282**	–

At the merger date, 903 stores from Delhaize Belgium were brought into the company portfolio. At the end of July, 145 stores were divested as result of the divestment of the Tom & Co operations.

Belgium operated 117 pick-up points at the end of 2016.

Total investments in Belgium, post-merger, amounted to around 3.8% of sales.

Central and Southeastern Europe

Number of stores	2016	2015
Czech Republic	330	331
Greece	378	–
Serbia	404	–
Romania	526	–
Central and Southeastern Europe	**1,638**	331
Sales area of own-operated stores (in thousands of square meters)	**1,203**	549

At the merger date, 1,238 stores from Delhaize Greece, Serbia and Romania were brought into the company portfolio. Together with the 331 stores from the former Ahold operation in the Czech Republic, the total store portfolio of Ahold Delhaize operations in Central and Southeastern Europe totaled 1,569 stores. In the subsequent months, 73 stores were added to the segment and four stores were closed.

CSE operated 69 pick-up points at the end of 2016.

Total investments in Central and Southeastern Europe amounted to around 4.0% of sales.

Group financial review *continued*

The key financial and non-financial information per segment for 2016 and 2015 is presented below:

	Ahold USA		Delhaize America		The Netherlands		Belgium		Central and Southeastern Europe	
	2016	2015	**2016**	2015	**2016**	2015	**2016**	2015	**2016**	2015
Net sales (€ millions)[1]	**23,845**	23,732	**7,065**	–	**13,101**	12,699	**2,199**	–	**3,485**	1,772
Net sales ($ millions)[1]	**26,377**	26,350	**7,746**	–	**–**	–	**–**	–	**–**	–
Net sales growth in local currency	**0.1%**	1.4%	**–**	–	**3.2%**	8.6%	**–**	–	**96.7%**	15.3%
Net sales growth adjusted for the impact of week 53 in 2015 in local currency	**2.1%**	–	**–**	–	**5.3%**	–	**–**	–	**100.3%**	–
Comparable sales growth	**(0.1)%**	(1.2)%	**1.5%**	–	**4.1%**	3.7%	**0.8%**	–	**3.1%**	(0.7)%
Comparable sales growth (excluding gasoline sales)	**0.6%**	1.1%	**1.5%**	–	**4.1%**	3.7%	**0.8%**	–	**3.3%**	(0.4)%
Operating income (€ millions)	**818**	878	**218**	–	**578**	557	**51**	–	**125**	11
Operating income ($ millions)	**902**	974	**239**	–	**–**	–	**–**	–	**–**	–
Underlying operating income (€ millions)	**936**	940	**252**	–	**636**	578	**56**	–	**127**	27
Underlying operating income ($ millions)	**1,034**	1,043	**275**	–	**–**	–	**–**	–	**–**	–
Underlying operating margin	**3.9%**	4.0%	**3.6%**	–	**4.9%**	4.6%	**2.5%**	–	**3.6%**	1.5%
Number of employees / headcount (at year-end in thousands)	**114**	121	**95**	–	**100**	102	**14**	–	**47**	13
Number of employees / FTEs (at year-end in thousands)	**82**	85	**56**	–	**32**	33	**12**	–	**43**	11
Contribution to Ahold Delhaize net sales	**48.0%**	62.2%	**14.2%**	–	**26.4%**	33.2%	**4.4%**	–	**7.0%**	4.6%
Contribution to Ahold Delhaize underlying operating income[2]	**46.6%**	60.9%	**12.6%**	–	**31.7%**	37.4%	**2.8%**	–	**6.3%**	1.7%

1 For the former Ahold segments and operating segment within Central and Southeastern Europe, the number of weeks included for 2016 is 52 weeks (2015: 53 weeks). Net sales from former Delhaize segments are included as of July 24, 2016.
2 Before Group Support Office costs.

Non-GAAP measures

This Annual Report includes the following non-GAAP financial measures:

Adjusted income from continuing operations
Income from continuing operations adjusted for significant non-recurring items. This measure was a component of the 2015 dividend policy, which set the dividend payout ratio to be 40-50% of adjusted income from continuing operations.

Sales adjusted for week 53 in 2015
Net sales in full year 2015 minus net sales of former Ahold segments in the 53rd week of 2015. Ahold Delhaize's management believes that this measure provides an insight into the impact of the additional week when net sales are compared to the previous year.

Comparable sales
Comparable sales are net sales, in local currency, from exactly the same stores and online sales in existing market areas for the most recent comparable period plus net sales from stores that are replaced within the same market area. For markets that sell gasoline, Ahold Delhaize also calculates the comparable sales, excluding gasoline sales, to eliminate gasoline price volatility in the comparison.

Comparable sales and comparable sales excluding gasoline sales are not reflected in Ahold Delhaize's financial statements. However, the Company believes that disclosing comparable sales and comparable sales excluding gasoline sales provides additional useful analytical information to investors regarding the operating performance of Ahold Delhaize as it neutralizes the impact of, for example, newly acquired stores in the calculation of sales growth.

Earnings before interest, taxes, depreciation and amortization, or EBITDA
Ahold Delhaize defines EBITDA as operating income (loss) plus depreciation and amortization. EBITDA is considered to be a useful measure for investors to analyze profitability by eliminating the effects of financing (i.e., net financial expense), capital investments and the impact of the purchase price allocation (i.e., depreciation and amortization).

Free cash flow
Ahold Delhaize defines free cash flow as operating cash flows from continuing operations minus net capital expenditures and net interest paid plus dividends received. Ahold Delhaize has included free cash flow as the Company believes it is a useful measure for investors, because it provides insight into the cash flows available to, among other things, reduce debt and pay dividends. Free cash flow is derived from the financial statements; however, this is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, free cash flow should not be considered as an alternative to operating cash flow.

Global Support Office (previously Corporate Center) costs
Global Support Office costs relate to the responsibilities of the Global Support Office, including Finance, Strategy, Mergers & Acquisitions, Internal Audit, Legal & Compliance, Human Resources, Information Technology, Insurance, Tax, Treasury, Communications, Investor Relations, Corporate Responsibility, and the majority of the Executive Committee. Global Support Office costs also include results from other activities coordinated centrally but not allocated to any subsidiary. Underlying Global Support Office costs exclude impairments of non-current assets, gains and losses on the sale of assets, and restructuring and related charges and other items, including business acquisition transaction costs.

Gross rent
Gross rent comprises all of the rent that Ahold Delhaize is required to pay to third parties and is not corrected for rental income Ahold Delhaize receives from other third parties.

Net consumer online sales
Total online sales to customers, excluding sales taxes and value-added taxes, but including sales of third parties via bol.com's Plaza. Ahold Delhaize's management believes that this measure provides more insight into the growth of our online businesses.

Net debt
Net debt is the difference between (i) the sum of loans, finance lease liabilities, cumulative preferred financing shares and short-term debt (i.e., gross debt) and (ii) cash, cash equivalents, current portion of available-for-sale financial assets, and short-term deposits and similar instruments. In management's view, because cash, cash equivalents, current portion of available-for-sale financial assets, and short-term deposits and similar instruments can be used, among other things, to repay indebtedness, netting this against gross debt is a useful measure for investors to judge Ahold Delhaize's leverage. Net debt may include certain cash items that are not readily available for repaying debt.

Net sales at constant exchange rates
Net sales at constant exchange rates exclude the impact of using different currency exchange rates to translate the financial information of Ahold Delhaize subsidiaries or joint ventures to euros. Ahold Delhaize's management believes this measure provides a better insight into the operating performance of Ahold Delhaize's foreign subsidiaries or joint ventures.

Net sales in local currency
In certain instances, net sales are presented in local currency. Ahold Delhaize's management believes this measure provides a better insight into the operating performance of Ahold Delhaize's foreign subsidiaries.

Non-GAAP measures *continued*

Operating income in local currency
In certain instances operating income is presented in local currency. Ahold Delhaize's management believes this measure provides better insight into the operating performance of Ahold Delhaize's foreign subsidiaries.

Pro forma
Ahold Delhaize defines the pro forma information as the combined results of Ahold and Delhaize in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). These combined results are adjusted for:

• Exclusion of the performance of remedy stores and other divestments
• Exclusion of merger transaction costs
• Inclusion of Purchase Price Allocation (PPA) effects
• Alignment of Global Support Office functions and related costs
• Alignment of foreign exchange rates used in the translation of foreign group entities

The comparable periods for comparable sales
The comparable periods for comparable sales for the year correspond to the adjusted for week 53 in 2015.

Total shareholder return
Total shareholder return (TSR) is the sum of share price growth and dividends paid. In this report, we disclose TSR as defined for the purposes of Ahold Delhaize's Global Reward Opportunity (GRO) program. A daily TSR index obtained from Thomson Reuters is averaged over a six-month period preceding the year-end (average TSR index). Annual TSR is an increase in the average TSR index compared to the average TSR index in the previous year.

Underlying operating income and margin
Total operating income, adjusted for impairments of non-current assets, gains and losses on the sale of assets, restructuring and related charges, and other unusual items. Ahold Delhaize's management believes this measure provides better insight into the underlying operating performance of Ahold Delhaize's operations.

Underlying income from continuing operations
Ahold Delhaize defines underlying income from continuing operations as income from continuing operations adjusted for (i) impairments of non-current assets, gains and losses on the sale of assets, restructuring and related charges, and other specific items considered to not be directly related to the underlying operating performance, (ii) material non-recurring finance costs and income tax expense, and (iii) the potential effect of income tax on all these items.

Underlying earnings per share from continuing operations
Underlying earnings per share from continuing operations is calculated as underlying income from continuing operations, divided by the weighted average number of shares outstanding.

Underlying earnings before interest, taxes, depreciation and amortization, or underlying EBITDA
Ahold Delhaize defines underlying EBITDA as underlying operating income plus depreciation and amortization. Underlying EBITDA is considered to be a useful measure for investors to analyze profitability by eliminating the effects of financing (i.e., net financial expense), capital investments and the impact of the purchase price allocation (i.e., depreciation and amortization).

Management believes that these non-GAAP financial measures allow for a better understanding of Ahold Delhaize's operating and financial performance. These non-GAAP financial measures should be considered in addition to, but not as substitutes for, the most directly comparable IFRS measures.



Governance

Our Management Board and Executive Committee

Our Management Board and Executive Committee provide a management structure designed to support our business, meet the needs of our stakeholders and comply with relevant rules and regulations. Our Executive Committee is comprised of our Management Board (that has ultimate responsibility for the overall management of Ahold Delhaize) and certain of our key officers.

Delivering our new strategy

The Executive Committee drives the vision and direction of the Company on behalf of the Management Board.

From left to right

Marc Croonen
Chief Sustainability, Transformation and Communications Officer

Jeff Carr
Chief Financial Officer

Frans Muller
Deputy Chief Executive Officer and Chief Integration Officer

Hanneke Faber
Chief e-Commerce and Innovation Officer

Dick Boer
President and Chief Executive Officer

Kevin Holt
Chief Operating Officer, Ahold USA

Abbe Luersman
Chief Human Resources Officer

Pierre Bouchut
Chief Operating Officer, Europe & Indonesia

Jan Ernst de Groot
Chief Legal Officer



Our Management Board and Executive Committee
Our Management Board

Management Board and Executive Committee diversity
Gender



7 Male

2 Female

Nationality



1 Belgian

1 French

1 British

2 American

4 Dutch



For more information about the duties of the Management Board, **see page 81**



Dick Boer
President and Chief Executive Officer

Chairman Management Board and Executive Committee

Dick Boer has served as Chief Executive Officer of Ahold Delhaize since July 24, 2016. Prior to the merger between Ahold and Delhaize, he had served as CEO of Ahold, appointed by the Supervisory Board on September 29, 2010, with an effective date of March 1, 2011. Before that, Dick had served as Chief Operating Officer Ahold Europe since November 6, 2006.

Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he became President and CEO of Ahold's Dutch businesses and on May 3, 2007, shareholders appointed him to the Management Board.

Prior to joining Ahold, Dick spent more than 17 years in various retail positions for SHV Holdings N.V. in the Netherlands and abroad and for Unigro N.V.

Dick is a board member of The Consumer Goods Forum and steward of the Future of Health and Healthcare System at the World Economic Forum 2017. He is also vice chairman of the executive board of The Confederation of Netherlands Industry and Employers (VNO-NCW) and a member of the advisory board of fashion retailer G-star RAW.

Born: August 31, 1957

Nationality: Dutch



Frans Muller
Deputy Chief Executive Officer and Chief Integration Officer

Member Management Board and Executive Committee

Frans Muller has served as Deputy Chief Executive Officer and Chief Integration Officer of Ahold Delhaize since July 24, 2016. In addition, Delhaize America, including the Food Lion and Hannaford brands, has reported to him on an interim basis since October 2016. Prior to the merger between Ahold and Delhaize, Frans served as President and CEO of Delhaize Group from 2013.

Before joining Delhaize Group, Frans had worked for German retailer Metro AG for more than 15 years. From 2006 until 2013, he was a member of the Metro AG Management Board; he served as CEO of Metro Cash & Carry from 2008 until 2013. He first joined Metro AG in 1997 as operations director; he then became managing director of its Dutch subsidiary, Makro. In 2002, Frans became a member of the board of Metro Cash & Carry International and was appointed regional director for Eastern Europe and Russia. He served as president for Asia Pacific and Russia / Ukraine from 2004 until he was appointed CEO of Metro Group Buying in 2005. From 1988 to 1997, Frans worked for KLM Cargo, serving in various management and executive positions in Amsterdam, Frankfurt, Vienna and Singapore.

Frans is the president of the European Retail Round Table (ERRT) and serves on the board of directors of the Food Marketing Institute Inc.

Born: March 30, 1961

Nationality: Dutch



Jeff Carr
Chief Financial Officer

Member Management Board and Executive Committee

Jeff Carr has served as Chief Financial Officer of Ahold Delhaize since July 24, 2016. Prior to the merger between Ahold and Delhaize, Jeff joined Ahold on November 14, 2011, as acting member of the Management Board and CFO. Ahold's shareholders appointed him to the Management Board on April 17, 2012.

He began his career at Unilever, and held senior roles in finance at Associated British Foods, Reckitt Benckiser and Grand Metropolitan. From 2005 to 2009, he was group finance director and a member of the board at easyJet. Jeff was then appointed to the role of group finance director and a member of the board at FirstGroup, the leading transport operator in the UK and the U.S. Jeff has lived and worked in Europe and the U.S.

Born: September 17, 1961

Nationality: British

Our Management Board and Executive Committee
Our Management Board continued





Pierre Bouchut

Chief Operating Officer Europe and Indonesia

Member Management Board and Executive Committee

Pierre Bouchut has been Ahold Delhaize's Chief Operating Officer Europe and Indonesia since July 24, 2016. Prior to the merger between Ahold and Delhaize, he had served as Executive Vice President and Chief Financial Officer of Delhaize Group since 2012.

Before joining Delhaize Group, Pierre was executive director of growth markets at Carrefour, overseeing operations in Latin America, Turkey, India, Indonesia and Malaysia. He also oversaw Carrefour's personal financial services and real estate operations worldwide. Pierre had joined Carrefour in 2009 as group chief financial officer.

Pierre began his career in 1979, first at Citibank Paris and then Bankers Trust France SA. In 1988, he joined McKinsey & Company as a consultant in the corporate finance and integrated logistics practices. Two years later, Pierre joined Group Casino, where he successively held the positions of chief financial officer, managing director and CEO responsible for both the French and international operations. In 2005, Pierre became chief financial officer at Schneider Group.

Pierre is a non-executive director and chairman of the audit committee of Hammerson PLC and a non-executive director and chairman of the audit committee of Firmenich SA.

Born: August 22, 1955

Nationality: French

Kevin Holt

Chief Operating Officer Ahold USA

Member Management Board and Executive Committee

Kevin Holt has been Chief Operating Officer Ahold USA since October 2016, after serving as Chief Operating Officer Delhaize America since July 24, 2016. Prior to the merger between Ahold and Delhaize, he was Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize America, starting in 2014.

Before joining Delhaize Group, Kevin served as president of retail operations for SuperValu. During his tenure there, the company owned the Albertsons, Jewel-Osco and Save-A-Lot chains and was the third largest food retailing company in the U.S.

Prior to SuperValu, Kevin worked for three years with Sears Holding Company and 14 years with Meijer, serving in various leadership positions including executive vice president of retail operations and senior vice president of information technology / services and strategic planning.

Kevin spent nine years at NCR delivering technology solutions to large and complex organizations before joining the retail industry.

Born: November 6, 1958

Nationality: American

Our Management Board and Executive Committee
Executive Committee members



Hanneke Faber
Chief e-Commerce and Innovation Officer

Member Executive Committee

Hanneke Faber has been Chief e-Commerce and Innovation Officer of Ahold Delhaize since July 24, 2016. Prior to the merger between Ahold and Delhaize, she served as Ahold's Chief Commercial Officer since September 1, 2013. Hanneke is responsible for eCommerce, digital personalization, customer loyalty and media sales.

Before joining Ahold, Hanneke was vice president and general manager Global Pantene, Head & Shoulders and Herbal Essences at Procter & Gamble. She began her career at Procter & Gamble in 1992 and held various senior roles in marketing and general management in both Europe and the U.S.

Hanneke is a supervisory board member of Bayer AG and a member of the Leading Executives Advancing Diversity (LEAD) advisory board.

Born: April 19, 1969

Nationality: Dutch



Abbe Luersman
Chief Human Resources Officer

Member Executive Committee

Abbe Luersman was appointed as Chief Human Resources Officer and member of Ahold Delhaize's Executive Committee, effective July 24, 2016. She is responsible for Global Human Resources, including Talent and Diversity; Leadership and Development; Organizational Effectiveness and Design; and Total Rewards. Prior to the merger between Ahold and Delhaize, Abbe had served as Ahold's Chief Human Resources Officer and member of the Executive Committee from November 1, 2013.

Before that, Abbe worked for Unilever, where she held various HR leadership roles, most recently as head of human resources for Unilever Europe. Prior to Unilever, Abbe worked at Whirlpool Corporation, holding a number of senior roles in human resources, both in the United States and internationally.

Abbe is a member of the Catalyst advisory board and of the European Leadership Platform advisory board.

Born: December 4, 1967

Nationality: American



Jan Ernst de Groot
Chief Legal Officer

Member Executive Committee

Jan Ernst de Groot has served as Chief Legal Officer since July 24, 2016. Prior to the merger of Ahold and Delhaize, he was appointed Chief Legal Officer and member of Ahold's Executive Committee effective February 1, 2015. He is responsible for Ahold Delhaize's legal affairs, governance and compliance functions, product integrity and public affairs.

Before joining Ahold, Jan Ernst was general counsel and managing director at TNT Express. Prior to that, he worked for KLM Royal Dutch Airlines in a wide range of business and corporate roles, most recently as managing director and member of the board of management. Jan Ernst started his career at law firm De Brauw Blackstone Westbroek.

Jan Ernst is chairman of the supervisory council of Hivos, supervisory board member of ADG Dienstengroep and a board member of Hermitage Museum Amsterdam.

Born: April 11, 1963

Nationality: Dutch



Marc Croonen
Chief Sustainability, Transformation and Communications Officer

Member Executive Committee

Marc Croonen has been Ahold Delhaize's Chief Sustainability, Transformation and Communications Officer since July 24, 2016. Prior to the merger between Ahold and Delhaize, he was Executive Vice President and Chief Human Resources Officer at Delhaize Group starting in 2014.

Before joining Delhaize Group, Marc was human resources director for Europe, the Middle East and Africa at International Paper from 2012. Between 2010 and 2012, he was chief human resources officer at Dexia.

Marc began his career with the former Artois brewery. After serving as human resources manager here for nine years, he became head of human resources and communication at Volkswagen Belgium in 1995. In 1999, he joined Danone as human resources director for Northern Europe. From 2001 until 2010, Marc was employed by AB Inbev, including as head of human resources for Western Europe from 2005 onwards.

Born: January 28, 1961

Nationality: Belgian

Supervisory Board

Supervisory Board diversity
Gender



3 Female

11 Male

Nationality



1 Canadian

1 Swedish

4 Belgian

4 American

4 Dutch



Mats Jansson
Chairman

Mats Jansson has served as Chairman of Ahold Delhaize's Supervisory Board since July 24, 2016, and is a member of its Governance and Nomination Committee. Prior to the merger between Ahold and Delhaize, he served as Chairman of Delhaize's Board of Directors starting in 2012.

Mats was CEO of the Scandinavian airline SAS from 2006 to 2010. Prior to that he served as president and CEO of Axel Johnson AB, CEO of Axfood, CEO of Karl Fazer Oy and CEO of Catena / Bilia. Mats began his career with ICA, holding positions of increasing responsibility over a period of more than 20 years and serving as president of ICA Detaljhandel and deputy CEO and chairman of the group from 1990 to 1994.

Currently, Mats is a member of the JPMorgan European Advisory Council, advisor to Prime Public Communications i Sverige AB and advisor to Advent Capital Management LLC.

Born: December 17, 1951

Nationality: Swedish



Jan Hommen
Vice Chairman

Jan Hommen has served on Ahold Delhaize's Supervisory Board since July 24, 2016 and is a member of the Governance and Nomination Committee. Prior to the merger between Ahold and Delhaize, he served as Chairman of Ahold's Supervisory Board since 2013.

Jan was previously Vice Chairman of Ahold's Supervisory Board and served as Chairman of the Audit Committee from 2003 to 2007. He is the former CEO of KPMG the Netherlands and was CEO of ING Group N.V., CFO and vice chairman of the board of management of Royal Philips Electronics N.V. and CFO of Aluminum Company of America Inc.

Currently Jan is chairman of the supervisory board of Brabantse Ontwikkelings Maatschappij Holding B.V., chairman of the board of trustees of Tilburg University and United World College Nederland, and an advisor to Advent International PLC.

Born: April 29, 1943

Nationality: Dutch



Jacques de Vaucleroy
Vice Chairman

Jacques de Vaucleroy has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is member of the Audit, Finance and Risk Committee and the Governance and Nomination Committee. Prior to the merger between Ahold and Delhaize, he served on Delhaize's Board of Directors starting in 2005 and was Chairman of its Governance and Nomination Committee.

Jacques has spent most of his career within the ING group, where he was a member of the executive board and CEO of ING Insurance and Investment Management Europe. Jacques was a member of AXA Group's management committee and CEO of the company's Northern, Central and Eastern Europe business unit from 2010 until 2016. He also assumed global responsibility for the AXA Group's life and savings and health businesses from 2011 until 2016.

Currently Jacques is a member of the board of directors of Fidelity International Ltd and serves on the board of directors of several subsidiaries of Swiss Re Ltd. He is also a member of the advisory board of CVC Belgium.

Born: January 20, 1961

Nationality: Belgian

Supervisory Board *continued*



Jack Stahl
Chairman of the Audit, Finance and Risk Committee

Jack Stahl has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is Chairman of the Audit, Finance and Risk Committee and a member of the Governance and Nomination Committee. Prior to the merger between Ahold and Delhaize, he served on Delhaize's Board of Directors from 2008 and was Chairman of its Audit and Finance Committee.

Jack is former president and CEO of Revlon. He started his professional career as an auditor at Arthur Andersen & Co. and then spent 22 years as an executive within the Coca-Cola Company, culminating in the role of president and chief operating officer. He also served as group president of Coca-Cola Americas and chief financial officer.

Jack is chairman of the board of managers of New Avon LLC and serves on the boards of Catalent Inc., Advantage Solutions LLC and the U.S. board of advisors of CVC Capital Partners Advisory Inc. He is also vice chairman and a member of the board of directors of The Boys and Girls Clubs of America.

Born: March 27, 1953

Nationality: American



Ben Noteboom
Chairman of the Governance and Nomination Committee

Ben Noteboom has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is Chairman of the Governance and Nomination Committee and member of the Remuneration Committee. Prior to the merger between Ahold and Delhaize, he was first appointed to the Supervisory Board on April 28, 2009.

Ben is former CEO and chairman of the executive board of Randstad Holding N.V., to which he was appointed in 2001. He had first joined Randstad in 1993 and held various senior management positions during his time with the company.

Ben is a member of the supervisory board of Aegon N.V., chairman of its remuneration committee and a member of its audit committee. He is also a member of the supervisory board and audit committee of Wolters Kluwer N.V. and Koninklijke Vopak N.V., and a member of the boards of the Holland Festival Foundation and the Cancer Center Amsterdam.

Born: July 4, 1958

Nationality: Dutch



Bill McEwan
Chairman of the Remuneration Committee

Bill McEwan has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is Chairman of the Remuneration Committee and a member of the Sustainability and Innovation Committee. Prior to the merger between Ahold and Delhaize, he served on Delhaize's Board of Directors as of 2011 and was Chairman of the Remuneration Committee.

Bill is the former president and CEO of Sobeys Inc., and was a member of the board of directors of its parent company, Empire Company Limited.

Between 1989 and 2000, Bill held a variety of progressively senior marketing and merchandising roles with Coca-Cola Limited and Coca-Cola Bottling as well as with The Great Atlantic and Pacific Tea Company (A&P), both in Canada and in the United States. Bill served as president of A&P's Canadian operations before his appointment as president and chief executive officer of the company's U.S. Atlantic Region.

Bill is a member of the board of Agrifoods International Cooperative Ltd, Ultima Foods and Aimia Inc.

Born: July 28, 1956

Nationality: Canadian



Rob van den Bergh
Chairman of the Sustainability and Innovation Committee

Rob van den Bergh has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is Chairman of the Sustainability and Innovation Committee and member of the Remuneration Committee. Prior to the merger between Ahold and Delhaize, he was first appointed to the Supervisory Board on April 20, 2011.

Rob is former CEO of VNU N.V. Prior to that, he held various other executive positions within VNU he was a member of the executive board from 1992 and was appointed CEO in 2000.

Rob is chairman of the supervisory board of the Nationaal Museum van Wereldculturen, and a member of the supervisory boards of Pon Holdings B.V., Iddink Groep B.V. and Novamedia. He is also a member of the advisory board of CVC Capital Partners.

Born: April 10, 1950

Nationality: Dutch

Supervisory Board *continued*



Stephanie Shern

Stephanie Shern has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is a member of the Audit, Finance and Risk Committee. Prior to the merger between Ahold and Delhaize, she was first appointed to the Supervisory Board on May 18, 2005, and her final term runs until April 12, 2017.

Stephanie was with Ernst & Young for over 30 years, most recently as vice chairman and global director of retail and consumer products and a member of Ernst & Young's U.S. management committee.

She is the chair of the audit committee of Gamestop and a member of the board and audit committee of Abercrombie & Fitch. Stephanie is also a member of the advisory board of Pennsylvania State University's accounting major program and a founding member of the Lead Director Network and of the Southwest Region of the United States Audit Committee Network, both organized by Tapestry Networks in the United States.

Born: January 7, 1948
Nationality: American



Mark McGrath

Mark McGrath has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is a member of the Governance and Nomination and Sustainability and Innovation Committees. He was first appointed to the Supervisory Board on April 23, 2008. Mark is a director emeritus of McKinsey & Company. He led the firm's Americas Consumer Goods Practice from 1998 until 2004, when he retired from the company. Mark is a former director of GATX and Aware Inc.

Mark serves on the advisory council of the University of Chicago's Booth Graduate School of Business. He is a trustee and serves on the executive committee of the Chicago Symphony Orchestra Association.

Born: August 10, 1946
Nationality: American



René Hooft Graafland

René Hooft Graafland has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is a member of the Audit, Finance and Risk Committee. Prior to the merger between Ahold and Delhaize, he was appointed to the Supervisory Board on April 16, 2014, with effect from January 1, 2015.

René previously held the position of CFO and member of the executive board of Heineken N.V. until April 2015. Before being appointed as a member of Heineken's executive board in 2002, he held various international management positions with the company in Europe, Asia and Africa.

René is a member of the supervisory board and chairman of the audit committee of Wolters Kluwer N.V. and a member of the supervisory board and of the audit committee of Koninklijke FrieslandCampina N.V. He is also chairman of the supervisory board of Royal Theatre Carré and chairman of the board of Stichting African Parks Foundation.

Born: September 24, 1955
Nationality: Dutch



Mary Anne Citrino

Mary Anne Citrino has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is a member of the Audit, Finance and Risk Committee. Prior to the merger between Ahold and Delhaize, she was appointed to the Supervisory Board on March 14, 2016.

Mary Anne is a senior advisor to Blackstone. She joined the Blackstone Advisory Partners Group as senior managing director in 2004.

Mary Anne was employed at Morgan Stanley for over 20 years, during which she served as the global head of consumer products investment banking, co-head of healthcare services investment banking, and as a mergers and acquisitions analyst.

Currently Mary Anne is a director of Dollar Tree, Inc. and member of its audit committee and nominating and corporate governance committee. She is a director of Aluminum Company of America Inc. and a member of its governance and nominating committee and public issues committee. Mary Anne is also chair of the audit committee and member of the finance, investment and technology committee of Hewlett Packard, Inc. and serves on the advisory council for the Center for Health and Wellbeing at Princeton University.

Born: April 24, 1959
Nationality: American

Supervisory Board *continued*



Johnny Thijs

Johnny Thijs has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is a member of the Remuneration Committee. Prior to the merger between Ahold and Delhaize, he served on Delhaize's Board of Directors starting in 2014.

Johnny was the former CEO of Belgian Post from 2002 to 2014 and served as CEO of TerBeke from 2000 to 2002.

Johnny started his career in 1974 at Vanderelst N.V. (Rothmans group) as product and marketing manager for Belgium. In 1981, he was appointed to the role of marketing and sales manager at Masterfoods N.V. (Mars Inc.) for Belgium, the Netherlands, Germany and France. In 1986, Johnny moved to Côte d'Or-Jacobs Suchard. Five years later he joined Interbrew N.V. as executive vice president before becoming CEO for Europe, Asia Pacific and Africa from 1995 to 1999.

Johnny is chairman of the board of directors of Spadel SA, Betafence and Recticel, member of the board of directors of H. Essers and advisor to CVC Belgium and Lazard Frères Benelux.

Born: May 8, 1952

Nationality: Belgian



Patrick De Maeseneire

Patrick De Maeseneire has served on Ahold Delhaize's Supervisory Board since July 24, 2016, and is a member of the Audit, Finance and Risk Committee. Prior to the merger between Ahold and Delhaize, he served on Delhaize's Board of Directors starting in 2015.

Patrick has been the CEO of Jacobs Holding AG, major shareholder of Barry Callebaut AG, since 2015. He is also chairman of the board of directors of Barry Callebaut. Patrick served as CEO of Adecco from 2009 to 2015, and as CEO of Barry Callebaut from 2002 to 2009.

Patrick started his professional career in 1980 as a consultant at Arthur Andersen. Between 1980 and 1997, he held executive positions at Wang, Apple, Sun International and the Belgian TV station VTM.

Born: October 21, 1957

Nationality: Belgian



Dominique Leroy

Dominique Leroy has served on Ahold Delhaize's Supervisory Board since July 24, 2016 and is a member of the Sustainability and Innovation Committee. Prior to the merger between Ahold and Delhaize, she served on Delhaize's Board of Directors starting in 2015.

She began working at Belgacom SA in 2011 as vice president of sales for the consumer division. In 2012, Dominique held the position of executive vice president of the consumer business unit of Belgacom and was a member of the management committee of Belgacom Group.

Prior to this, Dominique worked for 24 years at Unilever. She was managing director at Unilever (Belgium) and member of the Unilever Benelux management committee.

Dominique has been the CEO of Proximus (formerly Belgacom) and a member of the board of directors of Proximus since 2014. She also serves as board member of the Proximus subsidiaries BICS, Be-Mobile and Proximus Art. In addition, Dominique serves as a board member at Lotus Bakeries and is chair of the international advisory board of the Solvay Brussels School of Economics and Management.

Born: November 8, 1964

Nationality: Belgian

Corporate governance

We have designed our corporate governance structure to best support our business, meet the needs of our stakeholders and comply with laws and regulations.

This section contains an overview of our corporate governance structure and includes information required under the Dutch Corporate Governance Code.

Governance structure

Koninklijke Ahold Delhaize N.V. ("the Company" or "Ahold Delhaize") is a public company under Dutch law, structured to execute our strategy and to balance local, regional and global decision-making.

Our Company comprises a Global Support Office and five segments – Ahold USA, Delhaize America, The Netherlands, Belgium and Central and Southeastern Europe (CSE) – which are made up of a number of brands.

We have a two-tier board structure with a Supervisory Board and Management Board that are accountable to our shareholders. Our Management Board has ultimate responsibility for the overall management of Ahold Delhaize. The Management Board is supervised and advised by a Supervisory Board.

We also have an Executive Committee comprised of our Management Board and certain other key officers of the Company, which is led by the Chief Executive Officer. The Executive Committee has been established to involve a broader leadership team, including key functional leaders, in the decision-making process in order to best support our strategy and businesses while having the flexibility to adapt to developments in our industry.

The diagram below shows Ahold Delhaize's governance structure. A list of subsidiaries, joint ventures and associates is included in *Note 36* to the consolidated financial statements.

Governance structure


General Meeting of Shareholders
Supervisory Board
Management Board
Executive Committee
Audit, Finance and Risk Committee
Governance and Nomination Committee
Remuneration Committee
Sustainability and Innovation Committee
Ahold USA
Delhaize America
The Netherlands
Belgium
Central and Southeastern Europe

Management Board and Executive Committee

Our Management Board has ultimate responsibility for the overall management of the Company and oversees all corporate governance activity. It is also responsible for the actions and decisions of the Executive Committee, which manages our general affairs and makes sure that we effectively implement our strategy and achieve our objectives.

Together, our Management Board and Executive Committee support our businesses, meet the needs of our stakeholders and make sure we comply with relevant rules and regulations.

For a more detailed description of the responsibilities of the Management Board and the Executive Committee, please refer to the Rules of Procedure in the governance section of Ahold Delhaize's public website at **www.aholddelhaize.com**.

Corporate governance *continued*

Composition of the Management Board and Executive Committee
According to our Articles of Association, the Management Board must consist of at least three members. The current members are: Dick Boer, President and Chief Executive Officer; Frans Muller, Deputy Chief Executive Officer and Chief Integration Officer; Jeff Carr, Chief Financial Officer; Pierre Bouchut, Chief Operating Officer Europe and Indonesia; and Kevin Holt, Chief Operating Officer Ahold USA. The current members of the Executive Committee are the members of the Management Board plus Hanneke Faber, e-Commerce and Innovation Officer; Abbe Luersman, Chief Human Resources Officer; Jan Ernst de Groot, Chief Legal Officer; and Marc Croonen, Chief Sustainability, Transformation and Communications Officer.

On March 14, 2016, the extraordinary General Meeting of Shareholders reappointed Jeff Carr for a second term and appointed Frans Muller, Pierre Bouchut and Kevin Holt to the Management Board with effect from the date of the merger between Ahold and Delhaize Group NV / SA ("Delhaize").

The size and composition of our Management Board and Executive Committee and the combined experience and expertise of their members should reflect the best fit for the Company's profile and strategy. This aim for the best fit, in combination with the availability of qualified candidates, has resulted in Ahold Delhaize, as of February 28, 2017, having a Management Board in which all five members are male and an Executive Committee in

which two members are female and seven members are male. In order to increase the gender diversity of the Management Board we pay close attention to gender diversity in the process of recruiting and appointing new Management Board members. We also encourage the professional development of female associates, which in the past year has also led to the promotion of several women to key leadership positions across the Company.

Appointment, suspension and dismissal
The General Meeting of Shareholders can appoint, suspend or dismiss a Management Board member by an absolute majority of votes cast, upon a proposal made by the Supervisory Board. If another party makes the proposal, an absolute majority of votes cast, representing at least one-third of the issued share capital, is required. If this qualified majority is not achieved, but an absolute majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only an absolute majority of votes exercised, regardless of the number of shares represented at the meeting, is required to adopt the proposal.

Management Board members are appointed for four-year terms and may be reappointed for additional terms not exceeding four years. The Supervisory Board may at any time suspend a Management Board member. The other members of the Executive Committee are appointed, suspended and dismissed by the Supervisory Board.

Remuneration
On April 19, 2016, Ahold's General Meeting of Shareholders adopted our current remuneration policy for Management Board members. You can find details of this policy in *Remuneration*. For detailed information on the individual remuneration of Management Board members, see *Notes 31* and *32* to the consolidated financial statements.

Possible reappointment schedule Management Board

Name	Date of first appointment	Year of possible reappointment
Dick Boer	May 3, 2007	2019
Jeff Carr	April 17, 2012	2020
Frans Muller	March 14, 2016*	2020
Pierre Bouchut	March 14, 2016*	2020
Kevin Holt	March 14, 2016*	2020

*Effective July 24, 2016

Supervisory Board

The Supervisory Board is responsible for supervising and advising our Management Board and overseeing the general course of affairs, strategy and operational performance of the Company. The Supervisory Board is guided in its duties by the interests of the Company and the enterprise connected with the Company, taking into consideration the overall good of the enterprise and the relevant interests of all its stakeholders. The Supervisory Board is responsible for monitoring and assessing its own performance.

Ahold Delhaize's Articles of Association require the approval of the Supervisory Board for certain major resolutions proposed to be taken by the Management Board, including:

- Issuance of shares
- Acquisitions, redemptions, repurchases of shares, and any reduction in issued and outstanding capital
- Allocation of duties within the Management Board and the adoption or amendment of the Rules of Procedure of the Management Board and the Executive Committee
- Significant changes in the identity or the nature of the Company or its enterprise

Following the merger between Ahold and Delhaize, a presidium was introduced that regularly meets with the Chief Executive Officer and the Deputy Chief Executive Officer and Chief Integration Officer. The presidium is composed of the Chairman and first Vice Chairman of the Supervisory Board,

Corporate governance *continued*

Mats Jansson and Jan Hommen. Its main task is to prepare the agenda of Supervisory Board meetings, deal with the content of Supervisory Board meetings and to stay in close contact with the CEO and Deputy CEO.

You can find more detailed information on the Supervisory Board in the *Supervisory Board report*. The Rules of Procedure of the Supervisory Board can be found in the governance section of Ahold Delhaize's public website at **www.aholddelhaize.com**.

Appointment
The General Meeting of Shareholders can appoint, suspend or dismiss a Supervisory Board member by an absolute majority of votes cast, upon a proposal made by the Supervisory Board. If another party makes the proposal, an absolute majority of votes cast, representing at least one-third of the issued share capital, is required. If this qualified majority is not achieved but an absolute majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only an absolute majority of votes exercised, regardless of the number of shares represented at the meeting, is required.

A Supervisory Board member is appointed for a four-year term and is eligible for reappointment for two additional term of four years. From 2018 onwards, a Supervisory Board members is eligible for reappointment after his or her first term of four years, for one additional term of four years, followed by two additional terms of two years. A Supervisory Board member may not serve for more than 12 years.

Conflict of interest
Each member of the Management Board is required to immediately report any potential conflict of interest to the Chairman of the Supervisory Board and to the other members of the Management Board and provide them with all relevant information. Each member of the Supervisory Board is required to immediately report any potential conflict of interest to the Chairman of the Supervisory Board and provide him or her with all relevant information. The Chairman determines whether there is a conflict of interest.

If a member of the Supervisory Board or a member of the Management Board has a conflict of interest with the Company, the member may not participate in the discussions and decision-making process on subjects or transactions relating to the conflict of interest.

The Chairman of the Supervisory Board will arrange for such transactions to be disclosed in the Annual Report. No such transaction occurred in 2016. In accordance with best practice provision III.6.4 of the Dutch Corporate Governance Code, Ahold Delhaize reports that no transactions between the Company and legal or natural persons who hold at least 10% of the shares in the Company occurred in 2016.

Shares and shareholders' rights

General Meeting of Shareholders
Ahold Delhaize's shareholders exercise their rights through annual and extraordinary General Meetings of Shareholders. We are required to convene an annual General Meeting of Shareholders in the Netherlands each year, no later than six months after the end of the Company's financial year. Additional extraordinary General Meetings of Shareholders may be convened at any time by the Supervisory Board, the Management Board, or by one or more shareholders representing at least 10% of the issued share capital.

The agenda for the annual General Meeting of Shareholders must contain certain matters as specified in Ahold Delhaize's Articles of Association and under Dutch law, including the adoption of our annual financial statements. The General Meeting of Shareholders is also entitled to vote on important decisions regarding Ahold Delhaize's identity or character, including major acquisitions and divestments.

Shareholders are entitled to propose items for the agenda of the General Meeting of Shareholders provided that they hold at least 1% of the issued share capital or the shares that they hold represent a market value of at least €50 million. Proposals for agenda items for the General Meeting of Shareholders must be submitted at least 60 days prior to the date of the meeting.

Adoption of resolutions
Subject to certain exceptions provided by Dutch law or our Articles of Association, resolutions are passed by an absolute majority of votes cast without a requirement for a quorum.

Proposals submitted to the agenda by shareholders require an absolute majority of votes cast at the General Meeting of Shareholders representing at least one-third of the issued shares. If this qualified majority is not achieved but an absolute majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only an absolute majority of votes exercised is required to adopt the proposal, regardless of the number of shares represented at the meeting (unless the law or our Articles of Association provide otherwise).

A resolution to amend the Articles of Association that would change the rights vested in the holders of a particular class of shares requires the prior approval of a meeting of that particular class.

A resolution to dissolve the Company may be adopted by the General Meeting of Shareholders following a proposal of the Management Board made with the approval of the Supervisory Board. Any proposed resolution to wind up the Company must be disclosed in the notice calling the General Meeting of Shareholders at which that proposal is to be considered.

Corporate governance *continued*

Voting rights

Each common share entitles its holder to cast one vote. Dutch law prescribes a record date to be set 28 days prior to the date of the General Meeting of Shareholders to determine whether a person may attend and exercise the rights relating to the General Meeting of Shareholders. Shareholders registered at that date are entitled to attend and to exercise their rights as shareholders in relation to the General Meeting of Shareholders, regardless of a sale of shares after the record date. Shareholders may be represented by written proxy.

We encourage participation in our General Meetings of Shareholders. We use Deutsche Bank Trust Company Americas, the Depositary for the Company's ADR facility, to enable ADR holders to exercise their voting rights, which are represented by the common shares underlying the ADRs.

Neither Ahold Delhaize nor any of its subsidiaries may cast a vote on any share they hold in the Company. These shares are not taken into account for the purpose of determining how many shareholders are represented or how much of the share capital is represented at the General Meeting of Shareholders.

Holders of depositary receipts of cumulative preferred financing shares may attend the General Meeting of Shareholders. The voting rights on the underlying shares may be exercised by the Stichting Administratiekantoor Preferente Financierings Aandelen Ahold (SAPFAA), a foundation organized under the laws of the Netherlands.

Cumulative preferred financing shares

All outstanding cumulative preferred financing shares have been issued to SAPFAA. Holders of depositary receipts can obtain proxies from SAPFAA.

In accordance with its articles, the board of SAPFAA consists of three members: one A member, one B member and one C member. The A member is appointed by the general meeting of depositary receipt holders, the B member is appointed by the Company and the C member is appointed by a joint resolution of the A member and the B member. As of February 28, 2017, the members of the board of SAPFAA are:

Member A:	J.L. van der Giessen
Member B:	C.W. de Monchy
Member C:	R. ter Haar, chairman

Ahold Delhaize pays a mandatory annual dividend on cumulative preferred financing shares, which is calculated in accordance with the provisions of article 39.4 of the Company's Articles of Association. For further details on cumulative preferred financing shares and the related voting rights, see *Note 22* to the consolidated financial statements.

Cumulative preferred shares

As of January 1, 2017, no cumulative preferred shares are outstanding. The Company entered into an option agreement with the Dutch foundation Stichting Ahold Continuïteit (SAC) designed to, in accordance with the purpose of SAC under its articles, potentially exercise influence in the event of a public offer or a potential change of control over the Company, to safeguard the interests of the Company and all stakeholders in the Company and to potentially resist, to the best of its ability, influences that might conflict with those interests by affecting the Company's continuity, independence or identity.

SAC and the members of its board are independent from the Company. As of February 28, 2017, the members of the board of SAC are:

Name	Principal or former occupation
W.G. van Hassel, chairman	Lawyer and former chairman of Dutch Bar Association
G.H.N.L. van Woerkom	Chairman of Detailhandel Nederland
J. van den Belt	Former CFO Océ
B. Vree	Former CEO APM Terminals Europe

For details on Ahold Delhaize's cumulative preferred shares, see *Note 20* to the consolidated financial statements.

Issuance of additional shares and preemptive rights

Shares may be issued following a resolution by the General Meeting of Shareholders on a proposal of the Management Board made with the approval of the Supervisory Board. The General Meeting of Shareholders may resolve to delegate this authority to the Management Board for a period of time not exceeding five years. A resolution of the General Meeting of Shareholders to issue shares, or to authorize the Management Board to do so, is also subject to the approval of each class of shares whose rights would be adversely affected by the proposed issuance or delegation. On April 19, 2016, the General Meeting of Shareholders approved a delegation of this authority to the Management Board, relating to the issuance and / or granting of rights to acquire common shares up to a maximum of 10% of the issued common shares through October 19, 2017, and subject to the approval of the Supervisory Board.

Corporate governance *continued*

Upon the issuance of new common shares, holders of Ahold Delhaize's common shares have a preemptive right to subscribe to common shares in proportion to the total amount of their existing holdings of Ahold's common shares. According to the Company's Articles of Association, this preemptive right does not apply to any issuance of shares to Ahold Delhaize associates. The General Meeting of Shareholders may decide to restrict or exclude preemptive rights. The General Meeting of Shareholders may also resolve to designate the Management Board as the corporate body authorized to restrict or exclude preemptive rights for a period not exceeding five years.

On April 19, 2016, the General Meeting of Shareholders has delegated to the Management Board, subject to the approval of the Supervisory Board, the authority to restrict or exclude the preemptive rights of holders of common shares upon the issuance of common shares and / or upon the granting of rights to subscribe for common shares through October 19, 2017.

Repurchase by Ahold Delhaize of its own shares

Ahold Delhaize may only acquire fully paid shares of any class in its capital for a consideration following authorization by the General Meeting of Shareholders and subject to certain provisions of Dutch law and the Company's Articles of Association, if:

1. Shareholders' equity minus the payment required to make the acquisition is not less than the sum of paid-in and called-up capital and any reserves required by Dutch law or Ahold Delhaize's Articles of Association; and

2. Ahold Delhaize and its subsidiaries would not, as a result, hold a number of shares exceeding a total nominal value of 10% of the issued share capital.

The Management Board has been authorized to acquire a number of common shares in the Company or depositary receipts for shares, as permitted within the limits of the law and the Articles of Association and subject to the approval of the Supervisory Board. Such acquisition of shares, at the stock exchange or otherwise, will take place at a price between par value and 110% of the opening price of the shares at Euronext Amsterdam by NYSE Euronext on the date of their acquisition. The authorization takes into account the possibility to cancel the repurchased shares. This authorization is valid through October 19, 2017. Ahold Delhaize may acquire shares in its capital for no consideration or for the purpose of transferring these shares to associates through share plans or option plans, without such authorization. On January 9, 2017, the Company commenced a €1 billion share buyback program, with expected completion before the end of 2017.

Major shareholders

Ahold Delhaize is not directly or indirectly owned or controlled by another corporation or by any government. The Company does not know of any arrangements that may, at a subsequent date, result in a change of control, except as described under *Cumulative preferred shares*.

Significant ownership of voting shares

According to the Dutch Financial Markets Supervision Act, any person or legal entity who, directly or indirectly, acquires or disposes of an interest in Ahold Delhaize's capital or voting rights must immediately give written notice to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or AFM) if the acquisition or disposal causes the percentage of outstanding capital interest or voting rights held by that person or legal entity to reach, exceed or fall below any of the following thresholds:

3%	5%	10%	15%	20%	25%
30%	40%	50%	60%	75%	95%

The obligation to notify the AFM also applies when the percentage of capital interest or voting rights referred to above changes as a result of a change in Ahold Delhaize's total outstanding capital or voting rights. In addition, local rules may apply to investors.

The following table lists the shareholders on record in the AFM register on February 28, 2017, that hold an interest of 3% or more in the share capital of the Company[1].

- BlackRock, Inc – 3.32% shareholding (5.05% voting rights) disclosed on January 12, 2016
- DeltaFort Beleggingen I B.V. – 10.82% shareholding (3.43% voting rights) disclosed on July 25, 2016[2]
- NN Group N.V. – 7.31% shareholding (3.00% voting rights) disclosed on September 1, 2016[2]
- Stichting Administratiekantoor Preferente Financieringsaandelen Ahold – 17.32% shareholding (5.49% voting rights) disclosed on July 25, 2016[3]

1. In accordance with the filing requirements, the percentages shown include both direct and indirect capital interests and voting rights and both real and potential capital interests and voting rights. Further details can be found at **www.afm.nl**.

2. The interest on record for DeltaFort Beleggingen I B.V. and NN Group N.V. includes the indirect and / or potential interest from depositary receipts, as well as the direct and real interest from common shares.

3. SAPFAA holds all outstanding cumulative preferred financing shares and it issued corresponding depositary receipts to investors that were filed under DeltaFort Beleggingen I B.V. and NN Group N.V. Therefore, in relation to the outstanding cumulative preferred financing shares, disclosures are made by both SAPFAA (for the shares) and by DeltaFort Beleggingen I B.V. and NN Group N.V. (for the corresponding depositary receipts).

For details on the number of outstanding shares, see *Note 20* to the consolidated financial statements. For details on capital structure, listings, share performance and dividend policy in relation to Ahold Delhaize's common shares, see *Investors*.

Corporate governance *continued*

Articles of Association

Our Articles of Association outline certain of the Company's basic principles relating to corporate governance and organization. The current text of the Articles of Association is available at the Trade Register of the Chamber of Commerce and Industry for Amsterdam and on our public website at **www.aholddelhaize.com**.

The Articles of Association may be amended by the General Meeting of Shareholders. A resolution to amend the Articles of Association may be adopted by an absolute majority of the votes cast upon a proposal of the Management Board. If another party makes the proposal, an absolute majority of votes cast representing at least one-third of the issued share capital is required. If this qualified majority is not achieved but an absolute majority of the votes is in favor of the proposal, then a second meeting may be held. In the second meeting, only an absolute majority of votes, regardless of the number of shares represented at the meeting, is required.

The prior approval of a meeting of holders of a particular class of shares is required for a proposal to amend the Articles of Association that makes any change in the rights that vest in the holders of shares of that particular class.

External auditor

The General Meeting of Shareholders appoints the external auditor. The Audit, Finance and Risk Committee recommends to the Supervisory Board the external auditor to be proposed for (re)appointment by the General Meeting of Shareholders. In addition, the Audit, Finance and Risk Committee evaluates and, where appropriate, recommends the replacement of the external auditor.

On April 19, 2016, the General Meeting of Shareholders appointed PricewaterhouseCoopers Accountants N.V. as external auditor for the Company for the financial year 2016.

Corporate governance *continued*

Decree Article 10 EU Takeover Directive

According to the Decree Article 10 EU Takeover Directive, we have to report on, among other things, our capital structure, restrictions on voting rights and the transfer of securities, significant shareholdings in Ahold Delhaize, the rules governing the appointment and dismissal of members of the Management Board and the Supervisory Board and the amendment of the Articles of Association, the powers of the Management Board (in particular the power to issue shares or to repurchase shares), significant agreements to which Ahold Delhaize is a party and which are put into effect, changed or dissolved upon a change of control of Ahold Delhaize following a takeover bid, and any agreements between Ahold Delhaize and the members of the Management Board or associates providing for compensation if their employment ceases because of a takeover bid.

The information required by the Decree Article 10 EU Takeover Directive is included in this *Corporate governance* section and under *Investors*, and the notes referred to in these sections or included in the description of any relevant contract.

Compliance with Dutch Corporate Governance Code

We apply the relevant principles and best practices of the Dutch Corporate Governance Code applicable to the Company, to the Management Board and to the Supervisory Board, in the manner set out in the Governance section. For the financial year 2016, the Company applied the Dutch Corporate Governance Code of December 10, 2008, which can be found at **www.commissiecorporategovernance.nl**. As of the financial year 2017, the revised Dutch Corporate Governance Code of December 8, 2016, is being applied.

At the Extraordinary General Meeting of Shareholders on March 3, 2004, our shareholders consented to apply the Dutch Corporate Governance Code. Ahold Delhaize continues to seek ways to improve its corporate governance, including by measuring itself against international best practice.

Corporate Governance statement

The Dutch Corporate Governance Code requires companies to publish a statement concerning their approach to corporate governance and compliance with the Code. This is referred to in article 2a of the decree on additional requirements for management reports "Vaststellingsbesluit nadere voorschriften inhoud bestuursverslag" last amended on November 1, 2015 (the Decree). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree, which are incorporated and repeated here by reference, can be found in the following sections of this Annual Report:

- The information concerning compliance with the Dutch Corporate Governance Code, as required by article 3 of the Decree, can be found in the section *Compliance with the Dutch Corporate Governance Code*.

- The information concerning Ahold Delhaize's risk management and control frameworks relating to the financial reporting process, as required by article 3a sub a of the Decree, can be found in the relevant section under *How we manage risk*.

- The information regarding the functioning of Ahold Delhaize's General Meeting of Shareholders and the authority and rights of our shareholders, as required by article 3a sub b of the Decree, can be found in the relevant sections under *Shares and shareholders' rights*.

- The information regarding the composition and functioning of Ahold Delhaize's Management Board and Supervisory Board and its committees, as required by article 3a sub c of the Decree, can be found in the relevant sections under *Corporate governance*.

- The information concerning the inclusion of the information required by the Decree Article 10 EU Takeover Directive, as required by article 3b of the Decree, can be found in the section *Decree Article 10 EU Takeover Directive*.

Supervisory Board report

The Supervisory Board is an independent corporate body responsible for supervising and advising our Management Board, and overseeing the general course of affairs, strategy and operational performance of the Company. The Supervisory Board is guided in its duties by the interests of the Company and the enterprise connected with the Company, taking into consideration the overall good of the enterprise and the relevant interests of all its stakeholders.

Composition of the Supervisory Board

Ahold Delhaize's Supervisory Board determines the number of its members. The Supervisory Board profile is published on Ahold Delhaize's public website at **www.aholddelhaize.com**. The Supervisory Board is of the opinion that its current composition is in accordance with this profile, in terms of combined experience and expertise, independence, and variety of ages and genders. The Supervisory Board profile is updated regularly.

The Rules of Procedure of the Supervisory Board state that if a member is concurrently a member of another company's supervisory board, the main duties arising from and / or the number and nature of any other supervisory board memberships must not conflict or interfere with that person's duties as a member of Ahold Delhaize's Supervisory Board.

On March 14, 2016, the Extraordinary General Meeting of Shareholders reappointed Mark McGrath for a third term and appointed Mary Anne Citrino. On the same date, Mats Jansson, Jacques de Vaucleroy, Jack Stahl, Bill McEwan, Johnny Thijs, Dominique Leroy and Patrick De Maeseneire were appointed subject to and with effect from the date of the merger between Ahold and Delhaize. On this date, i.e., July 24, 2016, Derk Doijer stepped down from the Supervisory Board. At the annual General Meeting of Shareholders on April 12, 2017, Jan Hommen and Ben Noteboom will be nominated for reappointment.

The composition of the Supervisory Board, including its members' combined experience and expertise, independence, and diversity of age and gender, should reflect the best fit for Ahold Delhaize's profile and strategy. This aim for the best fit, in combination with the availability of qualified candidates, has resulted in Ahold Delhaize currently having a Supervisory Board in which three members are female and 11 members are male. In order to increase gender diversity on the Supervisory Board, we pay close attention to gender diversity in the process of recruiting and appointing new Supervisory Board candidates.

Induction

Ongoing education is an important part of good governance. New members of our Supervisory Board attend a multiple-day induction program at our businesses in the U.S. and the Netherlands and at the Global Support Office in Zaandam at which they are briefed on their responsibilities and informed by senior management on the financial, social, corporate responsibility, human resources, governance, legal and reporting affairs of our Company and businesses. Throughout the year, all members of our Supervisory Board visit several of our brands, operations and other parts of the Company to gain greater familiarity with senior management and to develop deeper knowledge of local operations, opportunities and challenges.

Supervisory Board report *continued*

Diversity profile Supervisory Board

Name	Date of birth	U.S.	Netherlands	Belgium	International experience	Retail	Food industry	Finance	Social / employment	Sustainability	Disclosure / Communication	Marketing	Management experience	Gender
Mats Jansson	December 17, 1951				•	•	•	•		•			•	M
Jan Hommen	April 29, 1943		•		•			•	•	•	•		•	M
Jacques de Vaucleroy	January 20, 1961			•	•			•		•			•	M
Jack Stahl	March 27, 1953	•			•			•		•	•		•	M
Ben Noteboom	July 4, 1958		•		•			•	•	•	•	•	•	M
Bill McEwan	July 28, 1956				•	•	•			•	•	•	•	M
Rob van den Bergh	April 10, 1950		•		•			•		•	•		•	M
Stephanie Shern	January 7, 1948	•			•	•		•			•	•	•	F
Mark McGrath	August 10, 1946	•			•	•	•					•	•	M
René Hooft Graafland	September 24, 1955		•		•	•		•			•	•	•	M
Mary Anne Citrino	April 24, 1959	•			•	•		•					•	F
Johnny Thijs	May 8, 1952			•	•		•	•	•	•		•	•	M
Patrick De Maeseneire	October 21, 1957			•	•			•	•	•	•	•	•	M
Dominique Leroy	November 8, 1964			•	•			•		•	•	•	•	F

Possible reappointment schedule Supervisory Board*

Name	Date of first appointment	Reappointment for second and third term	End of current appointment
Mats Jansson	March 14, 2016***		2020
Jan Hommen	October 1, 2013		2017
Jacques de Vaucleroy	March 14, 2016***		2020
Jack Stahl	March 14, 2016***		2020
Ben Noteboom	April 28, 2009	2013	2017
Bill McEwan	March 14, 2016***		2020
Rob van den Bergh	April 20, 2011	2015	2019
Stephanie Shern	May 18, 2005	2009/2013	2017
Mark McGrath	April 23, 2008	2012/2016	2020
René Hooft Graafland	April 16, 2014**		2018
Mary Anne Citrino	March 14, 2016		2020
Johnny Thijs	March 14, 2016***		2020
Patrick De Maeseneire	March 14, 2016***		2020
Dominique Leroy	March 14, 2016***		2020

*In its decision to nominate its members for reappointment, the Supervisory Board will take into account their tenure in the Board of Directors of Delhaize Group, prior to their appointment to the Supervisory Board. **Effective January 1, 2015 ***Effective July 24, 2016

Supervisory Board report *continued*

Meetings and activities of the Supervisory Board

The merger of Ahold and Delhaize, halfway through 2016, was implemented by Delhaize Group merging into Ahold, with the entity renamed Ahold Delhaize. Consequently, this Supervisory Board report takes the activity at Ahold as a starting point.

In 2016, the Supervisory Board held seven meetings in person and three meetings by conference call.

The Management Board attended the meetings. The other members of the Executive Committee, as well as other senior management were regularly invited to be present. The Supervisory Board held several private meetings without other attendees to independently review certain issues and to discuss matters related to the functioning of the Management and Supervisory Boards. The external auditor attended the meeting of March 1, 2016, at which the 2015 Annual Report and financial statements were recommended for adoption by the annual General Meeting of Shareholders.

The members of the Supervisory Board take it upon themselves to review specific operations or activities of the Company outside of the scheduled meetings of the Supervisory Board. They also have regular contact with various layers of management in the Company. These informal consultations ensure that the Supervisory Board remains well-informed about the running of the Company's operations.

The Supervisory Board assessed its own performance over 2016, that of its committees and its individual members, as well as the performance of the Management Board and its individual members during a private meeting. The outcome of a survey among all Supervisory Board members provided the framework for discussions. The Supervisory Board was positive, overall, about the performance of its committees and the Management Board and satisfied with the performance of the Supervisory Board. The Board determined it works well together, with all members fully contributing to discussions. As part of the outcome of the assessment, the Supervisory Board will have continuous focus on its own size and structure and the further introduction to the Company and its businesses following the merger. Among other topics, the Supervisory Board is closely following the integration activities in the Company.

During 2016, the Supervisory Board reviewed matters related to all aspects of the activities, results, strategy and management of the Company. During its meetings throughout the year, the Supervisory Board reviewed reports from its various committees and regularly assessed the functioning of the Management Board, the organizational strategy, talent management and succession planning.

- In January 2016, the Supervisory Board held a conference call to discuss Ahold's Q4 / full year 2015 trading statement and preparations for the merger.

- During a meeting in January 2016, the Supervisory Board approved the final prospectus included in Ahold's F-4 registration statement, the EU prospectus and the demerger proposal, to hive-down the assets and liabilities and legal relationships of Delhaize Group after the merger. In addition, the Supervisory Board approved the agenda and explanatory notes for Ahold's Extraordinary General Meeting of Shareholders in March 2016, including the proposal to approve the merger with Delhaize Group, a proposal to return €1 billion to the holders of common shares by means of a capital repayment and reverse stock split prior to the merger, proposed (re-)appointments of Management and Supervisory Board members, and the proposal to amend the remuneration of the Supervisory Board with effect from the merger.

- In March 2016, the Supervisory Board met to discuss Ahold's Q4 / full year 2015 results and the 2015 Annual Report and financial statements, including related reports from the internal and external auditors and a report from the Management Board on the Company's internal control system. The Supervisory Board supported the dividend proposal, reviewed Ahold's responsible retailing initiatives and approved its 2015 Responsible Retailing Report. Furthermore, the Supervisory Board approved the Ahold portion of the joint and interdependent remedy package by Ahold and Delhaize Group as part of the antitrust approval processes in the U.S. and Europe. The Supervisory Board also received updates on Ahold's businesses in the U.S.,

the Netherlands (including Belgium and Germany) and the Czech Republic, including eCommerce businesses, the functioning of IT systems and information security, the enterprise risk management and significant legal proceedings with potential impact on Ahold.

- Also in March 2016, the Supervisory Board approved the agenda and explanatory notes for the annual General Meeting of Shareholders in April 2016, including the proposal to amend the remuneration policy of the Management Board with effect from the merger and the proposal for the nomination of the external auditor. The Supervisory Board established the annual compensation of the Management Board members in accordance with the Company's remuneration policy and with the assistance of the Remuneration Committee.

- Prior to the annual General Meeting of Shareholders on April 19, 2016, the Supervisory Board met to discuss the progress of preparation for the merger, and to review updates on Ahold's U.S., Dutch, Czech and eCommerce businesses.

- The 2016 quarterly results and related reports and updates were discussed in May, August and November 2016.

- In July 2016, the Supervisory Board held a meeting at which it reviewed strategic initiatives and market developments in Ahold's businesses and approved various Company policies and procedures that became effective immediately after the merger.

Supervisory Board report *continued*

- Effective July 24, 2016, the Supervisory Board composition changed in accordance with the merger terms and the resolutions passed at the Extraordinary General Meeting of Shareholders on March 14, 2016. Mats Jansson succeeded Jan Hommen as Chairman of the Supervisory Board.
- The Supervisory Board in its new composition met for the first time after the merger in August 2016, and was updated on integration activities and the divestment processes in the U.S. and Belgium.
- In October 2016, the Supervisory Board met to review strategic initiatives and market developments in Ahold Delhaize's brands and governance structures of its brands in the U.S. The Supervisory Board also approved the pro forma key historical data, which provides a comparative basis to facilitate assessment of the performance of the combined company.
- In November 2016, the Supervisory Board met to discuss and approve the Company's long-term business and finance plans, and annual budget for 2017.
- The Supervisory Board visited various stores and distribution centers throughout the year.

Attendance, independence

Except for a limited number of occasions, and for valid reasons, all Supervisory Board members attended all Supervisory Board meetings in 2016. In all cases, the Supervisory Board members who were not able to attend made sure they were represented. All Supervisory Board members made adequate time available to give sufficient attention to matters concerning Ahold and Ahold Delhaize.

The Supervisory Board confirms that during 2016, and on February 28, 2017, all Supervisory Board members were independent within the meaning of provision III.2.2 of the Dutch Corporate Governance Code.

Board attendance	Number of meetings held	Number of meetings attended
Mats Jansson*	3	3
Jan Hommen	10	10
Jacques de Vaucleroy*	3	3
Jack Stahl*	3	3
Ben Noteboom	10	9
Bill McEwan*	3	3
Rob van den Bergh	10	8
Stephanie Shern	10	9
Mark McGrath	10	8
René Hooft Graafland	10	9
Mary Anne Citrino*	5	4
Johnny Thijs*	3	2
Patrick De Maeseneire*	3	3
Dominique Leroy*	3	3
Derk Doijer**	7	4

* As per appointment.

**Derk Doijer resigned on July 24, 2016.

Remuneration

The annual remuneration of the members of the Supervisory Board was determined by the Extraordinary General Meeting of Shareholders on March 14, 2016. Remuneration is subject to an annual review by the Supervisory Board.

Chairman Supervisory Board	€220,000
Vice Chairman (and member of the presidium)	€180,000
Vice Chairman	€125,000
Member Supervisory Board	€90,000
Chairman Audit, Finance and Risk Committee	€30,000
Member Audit, Finance and Risk Committee	€15,000
Chairman Other Committee	€20,000
Member Other Committee	€12,500
Travel compensation intercontinental per round trip	€7,500
Travel compensation continental per round trip	€2,500

Committees of the Supervisory Board

The Supervisory Board has four committees to which certain tasks are assigned. The committees have advisory powers and provide the Supervisory Board with regular updates on their meetings. The composition of each committee is detailed in the following table.

	Audit, Finance and Risk Committee	Governance and Nomination Committee	Remuneration Committee	Sustainability and Innovation Committee
Mats Jansson (Chairman)		Member		
Jan Hommen (Vice Chairman)		Member		
Jacques de Vaucleroy (Vice Chairman)	Member	Member		
Jack Stahl	Chairman	Member		
Ben Noteboom		Chairman	Member	
Bill McEwan			Chairman	Member
Rob van den Bergh			Member	Chairman
Stephanie Shern	Member			
Mark McGrath			Member	Member
René Hooft Graafland	Member			
Mary Anne Citrino	Member			
Johnny Thijs			Member	
Patrick De Maeseneire	Member			
Dominique Leroy				Member

Supervisory Board report *continued*

Audit, Finance and Risk Committee
The Audit, Finance and Risk Committee (previously the Audit Committee) assists the Supervisory Board in its responsibility to oversee Ahold Delhaize's financing, financial statements, financial reporting process and system of internal business controls and risk management. The Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Senior Vice President Internal Audit, Senior Vice President Accounting, Reporting, Risk & Controls and representatives of the external auditor are invited to, and attend, the Audit, Finance and Risk Committee meetings. Other members of senior staff and the external auditor are invited when the Audit, Finance and Risk Committee deems it necessary or appropriate.

The Audit, Finance and Risk Committee determines how the external auditor should be involved in the content and publication of financial reports other than the financial statements. The Management Board and the Audit, Finance and Risk Committee report to the Supervisory Board annually on their dealings with the external auditor, including the auditor's independence. The Supervisory Board takes these reports into account when deciding on the nomination for the appointment of an external auditor that is submitted to the General Meeting of Shareholders.

In 2016, the Audit, Finance and Risk Committee held five meetings in person. Throughout the year, the Audit, Finance and Risk Committee closely monitored the financial closing process and reviewed the publication of quarterly results. Updates on internal controls were provided during all Audit, Finance and Risk Committee meetings. The Audit, Finance and Risk Committee was informed regularly on compliance and reviewed and received regular updates on the Company's whistleblower programs.

The Audit, Finance and Risk Committee was closely involved in the evaluation of Ahold's external auditor, in accordance with provision V.2.3 of the Dutch Corporate Governance Code.

The Audit, Finance and Risk Committee further discussed items including:

- Quarterly interim reports
- Ahold's 2015 Annual Report including the financial statements
- Review and approval of the internal audit plan
- Review of and discussions on the findings in the internal audit letter and the management letter of the external auditor
- The Company's finance structure
- Treasury
- Tax
- Pensions
- Guarantees
- Insurance
- Appointment of the external auditor
- Code of Conduct and Guide for Ethical Business Conduct

The Audit, Finance and Risk Committee and the Chairman of the Audit, Finance and Risk Committee also held private individual meetings with the Chief Financial Officer, Senior Vice President Internal Audit and external auditor.

The Supervisory Board has determined that Stephanie Shern, René Hooft Graafland, Jack Stahl and Patrick De Maeseneire are "Audit Committee Financial Experts" within the meaning of the Dutch Corporate Governance Code.

Supervisory Board report *continued*

Governance and Nomination Committee

In 2016, the Governance and Nomination Committee (previously the Selection and Appointment Committee) held three meetings in person, all of which the Chief Executive Officer was invited to attend. The Committee's main areas of focus were long-term succession planning for the Supervisory Board and management development. The Selection and Appointment Committee was also involved in organizational and management changes and overall succession and management development processes at the Company as well as governance matters.

Remuneration Committee

In 2016, the Remuneration Committee held four meetings in person, all of which the Chief Executive Officer was invited to attend.

The main responsibilities of the Remuneration Committee include:

- Preparing proposals for the Supervisory Board on the remuneration policy for the Management Board, to be adopted by the General Meeting of Shareholders
- Preparing proposals on the remuneration of individual members of the Management Board
- Advising on the level and structure of compensation for senior personnel other than members of the Management Board

See *Remuneration* for more information on our remuneration policy, which aims to help us attract, motivate and retain the best-qualified workforce, in a cost effective way.

Sustainability and Innovation Committee

The Sustainability and Innovation Committee was established after the merger between Ahold and Delhaize. In 2016, the Sustainability and Innovation Committee held two meetings in person, both of which the Chief Executive Officer was invited to attend. The Committee's main areas of focus were Ahold Delhaize's sustainable retailing strategy and eCommerce.

Conclusion

The Supervisory Board is of the opinion that during the year 2016, its composition, mix and depth of available expertise; working processes; level and frequency of engagement in all critical Company activities; and access to all necessary and relevant information and the Company's management and staff were satisfactory and enabled it to carry out its duties towards all the Company's stakeholders.

The Supervisory Board would like to thank Derk Doijer for his highly valued contributions to the Company, and Jan Hommen for his dedicated chairmanship of the Supervisory Board until July 24, 2016, the date of the merger.

The Supervisory Board would also like to thank Ahold Delhaize's shareholders for the trust they have put in the Company and its management. Finally, the Supervisory Board wishes to express its appreciation for the continued dedication and efforts of the Management Board and all of Ahold Delhaize's associates.

Supervisory Board
Zaandam, the Netherlands

February 28, 2017

How we manage risk

Taking risks in a responsible way is key to being able to fulfill our stakeholders' expectations.

In order to meet our Better Together objectives, we must be agile and entrepreneurial so that we can respond quickly and effectively to rapid changes in the retail landscape, and take advantage of business opportunities whenever and wherever they exist. Meeting these challenges requires us to take risks in a responsible way. Having a proactive approach to risk management that is embedded in our business processes benefits our decision-making and helps us create and preserve value. Managing risks and unpredictable conditions in a timely way increases the likelihood that we will achieve our business objectives, while ensuring compliance with internal and external requirements.

We strive for a culture of openness and transparency in which identified risks are disclosed and addressed proactively and unexpected events are reported as soon as they occur. Risk management is an integral part of responsible leadership.

As of our merger date, Ahold Delhaize has applied one shared Governance, Risk Management and Compliance (GRC) Framework. We rolled out a global manual of key policies, principles and procedures that apply to all Ahold Delhaize brands. We continue to integrate our global policies and procedures and will have this completed in 2017.

Governance, Risk Management & Compliance Framework



Risk management and internal control

Enterprise risk management

Ahold Delhaize's enterprise risk management (ERM) program is designed to provide executive management with an understanding of the Company's key business risks and associated risk management practices. Within each business, management identifies the principal risks to the achievement of the business objectives and the actions needed to mitigate these risks. Senior executives periodically review these risks and the related mitigation practices. The observations are aggregated into an enterprise risk management report that is presented to the Executive Committee and the Supervisory Board. Executive management is required to review the principal risks and risk management practices with the Executive Committee as

a regular part of the business planning and performance cycle. In turn, the Executive Committee provides complementary insights into existing and emerging risks that are subsequently included in the ERM process. Ahold Delhaize's enterprise risk management program influences the formation of controls and procedures, the scope of internal audit activities and the focus of the business planning and performance process. Both former Ahold and former Delhaize Group companies used a comprehensive risk management program. The risks outlined in these programs have been aggregated into a new enterprise risk management report for Ahold Delhaize. We plan to fully integrate our risk management program in 2017.

Risk appetite

Risk boundaries are set through our strategy, code of conduct / ethics, bill of authority, budgets and other policies. Our risk appetite differs by objective category:

Strategic

In pursuing our Better Together strategy, Ahold Delhaize is prepared to take risks in a responsible way that takes our stakeholders' interests into account. Through our annual strategic cycle, we follow a logical and systematic process of analysis, dialogue and planning to optimize our decision-making. We use a fact-based analysis of our different markets and brands to support our strategic decision-making process in a way that considers financial, economic, social and political impacts.

Operational

The core promises of our Company: "A better place to shop," "A better place to work" and "A better neighbor" guide the day-to-day running of our businesses. Risks related to our promises should be balanced with the related rewards. We seek to minimize the downside impact of operational failures.

Financial

With respect to financial risks, Ahold Delhaize has a prudent financing strategy, including a balanced combination of self-insurance and commercial insurance coverage. We are committed to maintaining an investment-grade credit rating and are averse to any risks that could jeopardize the integrity of our financial reporting. Our financial risk management and risk appetite are explained in more detail in *Note 30* of the consolidated financial statements.

How we manage risk *continued*

Three lines of defense model



Management Board Executive Committee Senior Management			Audit, Finance & Risk Committee/ Supervisory Board
1st Line of Defense: Group and Business Management	**2nd Line of Defense:** Risk Management, Control, Compliance and other specialized functions	**3rd Line of Defense:** Internal Audit	
Role Own and manage the risk	**Role** Facilitate, support and challenge in implementing effective risk management	**Role** Provide independent assurance	

Compliance

At Ahold Delhaize, an essential part of our strategic framework is behaving according to our values. One of Ahold Delhaize's values is "Integrity," which means that the Company and all its associates do the right thing to earn customers' trust. We strive to comply with applicable laws and regulations everywhere we do business.

Control framework

The Ahold Delhaize control framework incorporates risk assessment, control activities and monitoring into our business practices at entity-wide and functional levels. A three lines of defense model has been adopted to provide reasonable assurance that risks to achieving important objectives are identified and mitigated.

Our key control requirements are documented in the Ahold Delhaize Manual. This Manual provides consistent guidance on the key policies and principles that were immediately applicable to our businesses as of the merger date. Various other former Delhaize Group and Ahold charters, policies and procedures have not yet been fully integrated and will be added in the coming year.

We are creating uniform governance and control standards in areas such as ethical conduct, agreements and product integrity. These and other policies and procedures will be incorporated into the Ahold Delhaize control framework as mandatory guidelines for all of Ahold Delhaize's consolidated entities. Local management is responsible for business operations, including risk mitigation and compliance with laws, regulations and internal requirements. Authority limits have been established to ensure that all expenditures and decisions are approved by the appropriate levels of management.

In a time of significant transition and change, our new company has carried forward the unwavering commitment to integrity that was also at the core of Ahold and Delhaize Group prior to the merger. We are in the process of creating a single Code of Ethics that will apply across Ahold Delhaize. Until this is launched in 2017, the "Code of Conduct" and the "Guide for Ethical Business Conduct" (collectively referred to as the "Codes") apply to our businesses and associates with the same expectation: that they conduct business in accordance with ethical principles, internal policies and procedures, and applicable laws and regulations. The Codes are intended to help each associate understand and follow relevant compliance and ethics principles and rules, and to know when and where to ask for advice or report a compliance or ethics breach, which includes the use of a whistleblower line. The principles in the Codes apply to all associates of Ahold Delhaize and its operating businesses. Associates of certain defined grade levels have been trained in and acknowledge compliance with the Codes on an annual basis. The full Codes are available in the corporate governance section of Ahold Delhaize's public website at **www.aholddelhaize.com**.

Monitoring and assurance

We use a comprehensive business planning and performance review process to monitor the Company's performance. This process covers the adoption of strategy, budgeting and the reporting of current and projected results. We assess business performance according to both financial and non-financial targets. In order to meet business needs and the requirements of the Dutch Corporate Governance Code, we have a Group-wide management certification process in place, which requires that the executive management team members at each of our reporting entities send letters of representation to the Chief Legal Officer on a quarterly basis. These letters confirm whether the reporting entities are in compliance with Ahold Delhaize's Codes, policies on fraud prevention and detection, accounting and internal control standards, and disclosure requirements.

As a consequence of the Ahold Delhaize merger, Ahold Delhaize is classified as a U.S. registrant, which implies that Ahold Delhaize should comply with the Sarbanes Oxley Act (SOx) as of financial year 2016. SOx Section 404 requires that management perform an assessment of the Internal Controls over Financial Reporting (ICFR) to confirm both the design and operational effectiveness of the controls.

Both our Risk & Controls and Internal Audit functions help to ensure that we maintain and improve the integrity and effectiveness of our system of risk management and internal control. Internal Audit undertakes regular risk-based, objective and critical audits. These functions also monitor the effectiveness of corrective actions undertaken by management.

How we manage risk *continued*

Governance, Risk Management and Compliance Committee
After the merger, the former Ahold Governance, Risk Management and Assurance (GRA) Committee was replaced by the Governance, Risk Management and Compliance (GRC) Committee. The GRC Committee oversees the Company's governance, risk management and compliance processes. The GRC Committee is chaired by the Chief Legal Officer and (i) advises the Executive Committee on matters concerning the GRC Framework, including an overall GRC vision and strategy, (ii) oversees activities to develop and maintain a fit-for-purpose GRC Framework and (iii) engages with Ahold Delhaize's senior management on important developments in the context of GRC. To support local management and feed into the GRC Committee, each of our brands operates a local GRC committee.

During 2016, the GRA and GRC Committee met periodically. In addition to Ahold Delhaize's Chief Legal Officer (Chairman), the Chief Executive Officer and the Chief Financial Officer sit on the GRC Committee, along with the heads of Legal of our main businesses and other members of management responsible for our governance, risk management, compliance and assurance functions.

Declaration

Annual declaration on risk management and control systems regarding financial reporting risks
Ahold Delhaize supports the Dutch Corporate Governance Code and makes the following declaration in accordance with best practice provision II.1.5:

The Management Board is responsible for establishing and maintaining adequate internal risk management and control systems. Such systems are designed to manage rather than eliminate the risk of failure to achieve important business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

With respect to financial reporting, management has assessed whether the risk management and control systems provide reasonable assurance that the 2016 financial statements do not contain any material misstatements. This assessment was based on the criteria set out in COSO: Internal Control – Integrated Framework 2013. It included tests of the design and operating effectiveness of entity-level controls, transactional controls at significant locations, and relevant general computer controls. Any control weaknesses not fully remediated at year-end were evaluated. Based on this assessment, the Management Board determined that the Company's financial reporting systems are adequately designed and operated effectively in 2016 and provide reasonable assurance that the financial statements are free of material misstatement.

The above statement on internal controls should not be construed as a statement in response to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act.

Risk factors

The principal risk factors that may impede the achievement of Ahold Delhaize's objectives with respect to strategy, operations, financial and compliance matters are described in the following section. The enterprise risk management system, the governance and control standards incorporated within our GRC Framework, and the monitoring systems described above are the principal means by which we identify and manage these risks. Management is not aware of any critical failings in these systems as of year-end 2016.

The following overview of risks relating to Ahold Delhaize should be read carefully when evaluating the Company's business, its prospects and the forward-looking statements contained in this Annual Report. Any or more of the following risks, when materialized, could have a material adverse effect on Ahold Delhaize's financial position, results of operations and liquidity or could cause actual results to differ materially from the results contemplated in the forward-looking statements contained in this Annual Report.

Our principal risks remain substantially unchanged from 2015. The risk related to the Ahold Delhaize merger has been updated to reflect the completion of the merger and current focus on the integration. The aggregation of risks to the Ahold Delhaize enterprise risk management report did not result in new principal risks, although nuances have been identified and processed.

No significant incidents, which substantially impacted the business and its results, have occurred during 2016.

The risks described below are not the only risks the Company faces. There may be risks or additional risks of which we are currently unaware or risks that management believes are immaterial or otherwise common to most companies, but which may in the future have a material adverse effect on Ahold Delhaize's financial position, results of operations, liquidity and the actual outcome of matters referred to in the forward-looking statements contained in this Annual Report. For additional information regarding forward-looking statements, see the *Cautionary notice*.

How we manage risk *continued*

Ahold Delhaize's principal risks and uncertainties[1]

Risk	Strategic area	Key risk drivers	Mitigating actions	Potential consequences
Business continuity (O) Disruption of critical business processes may result in non-availability of products for customers	A better place to shop	• Dependence on IT (legacy) systems • Centralized facilities • Dependence on logistics service providers • Dependence on suppliers of strategic own-brand products and services • Cyber threats • Events of an exceptional nature	• Business continuity governance structure • Business continuity strategic guidelines and tactical policy • Business continuity framework with guidance and procedures • Business continuity and disaster recovery plans • Insurance program	While Ahold Delhaize continues to maintain and invest in business continuity and disaster recovery plans, business interruptions could have a material adverse effect on the Company's financial position, results of operations, liquidity, customer perception and reputation
Competitive environment and economic conditions (S) Changes to the competitive landscape and a weak macroeconomic climate without appropriate response could threaten Ahold Delhaize's ability to achieve its strategic objectives	Our sustainable business model	• Consumer value perception (price, assortment, quality) • Changing customer behavior (e.g., online shopping) and competition • Lack of distinctiveness • Consumer purchasing power under pressure • Inflationary forces impacting cost of goods sold • Pressure on margin	• Research and monitoring of consumer behavior • Price benchmarking competition • Analysis of economic developments • Actively monitoring and developing eCommerce business • Approved strategies • Promotional activities • Building more personalized customer relationships • Strengthening own brands	Ahold Delhaize is focused on the execution of its strategic promises. Unforeseen effects could impair the effectiveness of Ahold Delhaize's strategy and reduce the anticipated benefits of its price repositioning and cost savings programs or other strategic initiatives. These factors may have a material adverse effect on the Company's financial position, results of operations and liquidity. For more information see *Business review*

1 Risk objectives: strategic (S), operational (O), financial (F) and compliance (C) risks listed in alphabetical order.

How we manage risk *continued*

Ahold Delhaize's principal risks and uncertainties[1]

Risk	Strategic area	Key risk drivers	Mitigating actions	Potential consequences
Information security and privacy (O, C) A lack of security around, or non-compliance with, privacy requirements for customer or associate data might negatively impact strategic initiatives relating to customer loyalty	A better place to shop A better place to work	• Consumer confidence • Sensitivity of data • Changing or conflicting privacy regulations • Use of third parties to process and store data • Global security threats • Growth of online sales • Revoking of EU-U.S. Safe Harbor agreement for personal data export to U.S.	• Strategic and tactical information security policy and guidelines • Information security governance • Control standards for information management and security • Payment Card Industry (PCI) and privacy compliant control framework • Information security capabilities • Information security awareness program • Incident reporting process • Cyber insurance coverage	Ahold Delhaize's business operations generate and maintain confidential commercial and personal information concerning customers, associates, suppliers and the Company. Data breaches with disclosure of confidential information to unintended third parties may negatively impact Ahold Delhaize's corporate reputation and competitive position or result in litigation or regulatory action. This could have a material adverse effect on Ahold Delhaize's financial position
Labor (O) Ahold Delhaize's brands might not be able to negotiate extensions or replacements on acceptable terms, or face unfavorable expectations or demands from trade unions	A better place to work Our sustainable business model	• People management and associate engagement • Expiring collective bargaining agreements • Relationships with the relevant trade unions • Ahold Delhaize merger	• Associate engagement survey and response • Performance management cycle • Contract negotiation process • Functions that support relationships with trade unions • Contingency plans	A work stoppage or other event due to the failure of one or more of Ahold Delhaize's brands to renegotiate a collective bargaining agreement, or otherwise, could be disruptive to our businesses, lead to adverse publicity and have a material adverse effect on the Company's results of operations and financial position
Legislative and regulatory environment (C) A changing legislative and regulatory environment might increase the cost of doing business, tax levels and the complexity of our operations	Our sustainable business model	• Compliance deadlines • Increased and targeted enforcement • Government budget deficits • Public opinion / pressure • International and national tax developments • Local regulatory changes • Diversity of jurisdictions • Changing political climate	• Knowledge and awareness of regulations • Monitoring, review and reporting on changes • Operational procedures and guidance • Education of regulators and public policymakers, e.g., through industry associations • Tax policy	Ahold Delhaize's activities are subject to various laws and regulations in each local market where it operates. The cost of compliance with any of these laws could impact Ahold Delhaize's operations and reduce its profitability. See further discussion of the consequences of the legislative and regulatory risks below

1 Risk objectives: strategic (S), operational (O), financial (F) and compliance (C) risks listed in alphabetical order.

How we manage risk *continued*

Ahold Delhaize's principal risks and uncertainties[1]

Risk	Strategic area	Key risk drivers	Mitigating actions	Potential consequences
Merger Ahold Delhaize (S) We could be unable to realize the expected benefits of the merger	Our sustainable business model Our promises	• Integration of the businesses more difficult, costly or time consuming than expected • Excessive workload and lack of focus • Key staff leaving the company	• Governance structure with a Transformation Steering Committee, direct Executive Committee involvement and Supervisory Board oversight • Integration management office, plans and processes • Use of external specialists • Synergy targets	If Ahold Delhaize is unable to realize cost savings, synergies, growth opportunities or other benefits, this could have a material adverse effect on the Company's reputation or have a material adverse effect on Ahold Delhaize's financial position
Pension plan funding (F) Ahold Delhaize is exposed to the financial consequences of a number of defined benefit pension plans covering a large number of its associates in the Netherlands and in the United States, as well as multi-employer plans (MEP) covering both pensions and other benefits	Our sustainable business model	• Insolvency or bankruptcy of MEP participants • Low interest rates • Changing pension laws • Longevity • Increasing U.S. healthcare costs	• Governance structure • Yearly MEP risk assessment study • Monitoring MEPs / participants	A decrease in equity returns or interest rates may negatively affect the funding ratios of Ahold Delhaize's pension funds, which could lead to higher pension charges and contributions payable. According to Dutch law and / or contractually agreed funding arrangements, Ahold Delhaize may be required to make additional contributions to its pension plans if minimum funding requirements are not met. In addition, a significant number of union associates in the United States are covered by MEPs. An increase in the unfunded liabilities of these MEPs may result in increased future payments by Ahold Delhaize and the other participating employers. The bankruptcy of a participating MEP employer could result in Ahold Delhaize assuming a larger proportion of that plan's funding requirements In addition, Ahold Delhaize may be required to pay significantly higher amounts to fund U.S. associate healthcare plans in the future. Significant increases in healthcare and pension funding requirements could have a material adverse effect on the Company's financial position, results of operations and liquidity. For additional information, see *Note 23* to the consolidated financial statements

1 Risk objectives: strategic (S), operational (O), financial (F) and compliance (C) risks listed in alphabetical order.

How we manage risk *continued*

Ahold Delhaize's principal risks and uncertainties[1]

Risk	Strategic area	Key risk drivers	Mitigating actions	Potential consequences
Product safety (O, C) The consumption of own-brand products or other food or non-food products, or food fraud in the supply chain could result in our customers' injury, illness or death	A better place to shop	• Internationalization of the supply chain • Incidents across the world • Increased number of own-brand products • Speed of communications (social media)	• Product safety policies • Control standards for food and non-food products • Standard operating procedures • Dedicated product integrity guidance and controls in the brands • Monitoring of performance in the business • Tracing of product origins and conditions of production • Third-party certification • Insurance program	Though it has mitigating actions in place, Ahold Delhaize may face product safety problems, including disruptions to the supply chain caused by food-borne illnesses and negative consumer reaction to incidents, which may have a material adverse effect on the Company's reputation, results of operations and financial position
Strategic initiatives (S) Activities are increasingly undertaken in the form of projects. Ahold Delhaize might not be able to deliver on the objectives of its strategic projects	Our sustainable business model Our promises	• Changing retail environment • Dependencies between projects and operational activities • Availability of required capabilities	• Ahold Delhaize's governance structure • Approved strategies • Program and project management • Business review process	Ahold Delhaize is implementing its Better Together strategy. If the Company is not able to deliver on the objectives of its underlying strategic projects, the realization of key elements of its strategy may be at risk. This could have a material adverse effect on Ahold Delhaize's financial position, results of operations and liquidity

1 Risk objectives: strategic (S), operational (O), financial (F) and compliance (C), risks listed in alphabetical order.

How we manage risk *continued*

In addition to the principal risks and uncertainties linked to our strategy above, the Company has risks in the following areas:

Sustainable retailing (S, O)

Increased regulatory demands, stakeholder awareness and the growing sentiment that large retailers must address sustainability issues across the entire supply chain mean that Ahold Delhaize's brands and reputation may suffer if it does not adequately address relevant sustainability issues affecting the food retail industry. We have integrated sustainable retailing into our Better Together strategy to ensure that it is part of our daily business, and that we continue to improve our performance, with a focus on three strategic areas: promoting healthier eating, reducing food waste and creating healthy and inclusive workplaces. Through the implementation of our strategy, we aim to strengthen the communities where we operate. We also have the responsibility to our shareholders to control our tax costs as described in our Tax Policy.

In addition to addressing risks to our brand and reputation, our Better Together and Sustainable Retailing strategies will position us well against the following other risks: an inability to meet our customers' changing needs for healthy and sustainable products; increasing costs due to waste or negative externalities in our supply chain; negative impact to our associate engagement if we don't support associates' changing expectations of employers; lack of suppliers able to meet improved safety and sustainability standards; and regulations related to climate impact.

For more information see *Our Better Together Strategy.*

Insurance programs (F)

Ahold Delhaize manages its insurable risks through a combination of self-insurance and commercial insurance coverage. A large part of our operations is self-insured for workers' compensation, general liability, property, vehicle accident and certain healthcare-related claims. Self-insurance liabilities are estimated based on actuarial valuations. While we believe that the actuarial estimates are reasonable, they are subject to changes caused by claim reporting patterns, claim settlement patterns, regulatory economic conditions and adverse litigation results. It is possible that the final resolution of some claims may require us to make significant expenditures in excess of our existing reserves. In addition, third-party insurance companies that provide the fronting insurance that is part of our self-insurance programs require us to provide certain collateral. We take measures to assess and monitor the financial strength and credit-worthiness of the commercial insurers from which we purchase insurance. However, we remain exposed to a degree of counterparty credit risk with respect to such insurers. If conditions of economic distress were to cause the liquidity or solvency of our counterparties to deteriorate, we may not be able to recover collateral funds or be indemnified from the insurer in accordance with the terms and conditions of our policies.

Other financial risks (F)

Other financial risks include foreign currency translation risk, credit risk, interest rate risk, liquidity risk and contingent liabilities to third parties relating to lease guarantees.

For information relating to these financial risks, see *Note 30* and *Note 34* to the consolidated financial statements.

Unforeseen tax liabilities (C)

Because Ahold Delhaize operates in a number of countries, its income is subject to taxation in differing jurisdictions and at differing tax rates. Significant judgment is required in determining the consolidated income tax position. We seek to organize our affairs in a sustainable manner, taking into account the applicable regulations of the jurisdictions in which we operate. As a result of Ahold Delhaize's multi-jurisdictional operations, it is exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of such tax laws. The authorities in the jurisdictions where Ahold Delhaize operates may review the Company's tax returns and may disagree with the positions taken in those returns. An adverse outcome resulting from any settlement or future examination of the Company's tax returns may result in additional tax liabilities and may adversely affect its effective tax rate, which could have a material adverse effect on Ahold Delhaize's financial position, results of operations and liquidity. In addition, any review by the authorities could cause Ahold Delhaize to incur significant legal expenses and divert management's attention from the operation of our businesses.

How we manage risk *continued*

Risks related to the legislative and regulatory environment and litigation (C)

Ahold Delhaize and its businesses are subject to various federal, regional, state and local laws and regulations in each country in which they operate, relating to, among other areas: zoning; land use; antitrust restrictions; workplace safety; public health including food and non-food safety; environmental protection; alcoholic beverage, tobacco and pharmaceutical sales; and information security. Ahold Delhaize and its businesses are also subject to a variety of laws governing the relationship with associates, including but not limited to minimum wage, overtime, working conditions, healthcare, disabled access and work permit requirements. The cost of compliance with, or changes in, any of these laws could impact the operations and reduce the profitability of Ahold Delhaize or its businesses and thus could affect Ahold Delhaize's financial condition or results of operations. Ahold Delhaize and its businesses are also subject to a variety of antitrust and similar laws and regulations in the jurisdictions in which they operate, which may impact or limit Ahold Delhaize's ability to realize certain acquisitions, divestments, partnerships or mergers.

From time to time, Ahold Delhaize and its businesses are parties to legal and regulatory proceedings in a number of countries, including the United States, and may be subject to investigations or inquiries, including but not limited to investigations or inquiries by the competition authorities related to alleged violations of competition laws in jurisdictions where they conduct business. Based on the prevailing regulatory environment or economic conditions in the markets in which Ahold Delhaize businesses operate, litigation, investigations or inquiries may increase in frequency and materiality. These legal and regulatory proceedings may include matters involving personnel and employment issues, personal injury, antitrust claims, franchise claims and other contract claims and matters. We estimate our exposure to these legal and regulatory proceedings and establish provisions for the estimated liabilities where it is reasonably possible to estimate and where the potential realization of a loss contingency is more likely than not.

The assessment of exposures and ultimate outcomes of legal and regulatory proceedings involves uncertainties. Adverse outcomes of these legal proceedings, or changes in our assessments of proceedings, could potentially result in material adverse effects on our financial results. For further information, see *Note 34* to the consolidated financial statements.

Remuneration

Ahold Delhaize's remuneration policy was prepared in accordance with the Dutch Corporate Governance Code 2008. It was adopted at the General Meeting of Shareholders on April 19, 2016. The remuneration policy became effective on July 24, 2016, the first calendar day after the merger of Ahold and Delhaize was finalized.

Remuneration philosophy

Ahold Delhaize's remuneration policy is aligned with the Company's strategy and supports a strong and aligned performance culture. Our remuneration policy aims at attracting, motivating and retaining the best-qualified talent.

Management Board remuneration policy

The Supervisory Board designed the Management Board's remuneration policy to align with the Company's strategy and to support its pay-for-performance culture, while aiming to be effective, transparent and simple. While developing the remuneration policy, we carried out scenario analyses to determine the risks to which variable remuneration may expose the Company.

The basic elements of the Total Direct Compensation provided to Management Board members are (1) a base salary, (2) an annual cash incentive and (3) a long-term equity based program. In line with our overall remuneration philosophy, the Management Board's Total Direct Compensation is structured and more heavily weighted on variable short- and long-term incentives tied to the realization of financial and societal performance criteria. These performance criteria are a cornerstone of the Company's strategy.

The short-term incentive is focused on the key financial metrics of a retail organization: sales growth, operating margin and operating cash flow. Our focus and goal is to expand market share, while at the same time grow margins to increase profitability and manage capital spending and expenses prudently to secure strong and sustainable cash flow.

The long-term incentive is measured against (i) our internal measure on Return on Capital (RoC), (ii) our external measure of the Company's share performance relative to that of its peers: Total Shareholder Return (TSR) and (iii) the Company's contribution to society through sustainability objectives. Performance for our long-term incentives is measured over a revolving three-year period.

The structure of our remuneration policy aligns the focus of the Management Board with the interests of the Company's shareholders, our local communities and society at large. Compensation and awards are tied to and dependent on the delivery of our strategy in a responsible and sustainable way.

Market competitive pay

The competitiveness of the Management Board remuneration is benchmarked annually against a labor market peer group that reflects the Company's geographic operating areas and the markets most relevant in relation to the recruitment and retention of top management. Since Ahold Delhaize is a Dutch-headquartered company, the AEX market practice in the Netherlands is included. The peer group consists of 18 companies, including peer companies in Europe and the U.S. as well as AEX-listed companies.

European peers	U.S. peers	AEX
Tesco	Kroger	Unilever
Carrefour	Costco	Philips
Metro	Target	Heineken
Casino Guichard Perrachon	Walgreen Boots Alliance	Randstad
J Sainsbury	Best Buy	Akzo Nobel
W M Morisson	Staples	Relx

In anticipation of potential changes to the labor market peer group due to delisting, mergers or other extraordinary circumstances, the Supervisory Board has the discretion to include substitute comparable companies. In general, geographical composition leads in determining a replacement company: for example, if a U.S.-based company drops out, it is replaced by another U.S.-based company.

The composition (risk profile) of the Total Direct Compensation levels is also taken into account when benchmarking base salary levels. The target Total Direct Compensation level is typically around the median, with base salary levels slightly below the median and long-term incentives at the higher end of the market to support the pay-for-performance culture and long-term focus.

Base salary

The level of the Management Board members' base salary is derived from the benchmarking of Total Direct Compensation. Adjustment of the base salary is at the discretion of the Supervisory Board.

Remuneration *continued*

Annual cash incentive plan: Executive Committee Incentive Plan

The Management Board members participate in the Executive Committee Incentive Plan (EIP). The EIP is an annual cash incentive plan that uses three equally weighted financial measures: sales growth (30%), underlying operating margin (30%) and operating cash flow (30%), as well as personal objectives (10%). The at-target payout as a percentage of base salary is 100%, contingent on full achievement of the objectives, with a cap at 150% of the base salary in the event of above-target performance.

Long-term equity-based program: Global Reward Opportunity

The Management Board members participate in the Company's long-term incentive program: Global Reward Opportunity (GRO). Under the GRO program, shares are granted through a three-year program. The vesting of these performance shares is subject to performance over a period of three years. The GRO program employs two financial measures: RoC (40%) and TSR (40%). In addition, a non-financial performance measure (20%) related to sustainable retailing targets is included.

In line with market practice, the target value of the long-term incentives granted under the program differentiates per role. For the CEO, the target value is 235% of base salary; for the Deputy CEO and U.S. COOs, the target value is 200% of base salary; for the CFO, the target value is 175% of base salary; and for the COO Europe the target value is 150% of base salary.

The total GRO award is comprised of three portions of shares, linked to RoC, TSR and sustainability targets, respectively.

Linked to RoC

Of the total GRO award, the first 40% is linked to a three-year RoC target. Dependent on performance, the number of shares that eventually vest may range between zero and a maximum of 150% of the number of shares granted.

Linked to TSR

Another 40% of the total GRO award is linked to TSR (share price growth and dividends paid over the performance period), with performance at vesting benchmarked against the TSR performance of a TSR peer group. The number of shares that vest depends on the Company's relative ranking in the peer group. An independent external adviser determines the ranking based on TSR performance. No shares will vest to Management Board members if the Company ranks below the seventh position in the performance peer group. The table below indicates the percentage of performance shares that vests based on the Company's ranking.

Company ranking	Shares that will vest as % of originally granted amount
Ranking 1	175%
Ranking 2	150%
Ranking 3	125%
Ranking 4	110%
Ranking 5	100%
Ranking 6	80%
Ranking 7	50%
Ranking 8 – 14	0%

TSR performance peer group	
Tesco	Kroger
Carrefour	Costco
Metro	Target
Casino Guichard Perrachon	Walgreen Boots Alliance
J Sainsbury	Best Buy
W M Morisson	Staples
	Walmart

In anticipation of potential changes to the performance peer group due to delisting, mergers or other extraordinary circumstances, the Supervisory Board has the discretion to include substitute comparable companies.

Linked to sustainable retailing

For the remaining 20% of the total GRO award, the performance at vesting is measured using sustainable retailing targets. This measure relates to the Company's sustainable retailing strategic ambitions. The targets set under this non-financial performance measure are both qualitative and quantitative. Dependent on performance, the number of shares that eventually vest can range between zero and a maximum of 150% of the number of shares granted.

Shareholding requirements and ownership guidelines

Management Board members must retain the shares awarded under the GRO program for a period of at least five years from the grant date. The sale of a portion of the shares is permissible to finance tax due at the date of vesting. All members of the Management Board are required to hold shares in the Company with a value equal to 150% of their base salary. The holding may be built up by retaining all after-tax shares from the GRO program and does not require personal share purchases.

Claw-back

A claw-back provision is applicable to the Management Board members' annual cash incentive plan (EIP) as well as the long-term equity incentive program (GRO).

Remuneration *continued*

Pensions and other contract terms

Pension

All existing pension arrangements in the Netherlands have been brought in line with the applicable fiscal pension regulations. The pension plan for Management Board members is calculated similarly to that of all other associates of the Company in the Netherlands and is referred to as a defined benefit plan, based on career average salary. The (current) retirement age is 67. The pensionable salary is capped at around €100,000 (2016: € 97,474). Each Management Board member working on a Dutch contract pays a pension premium contribution identical to that of all other Ahold Delhaize associates in the Netherlands. In addition, Management Board members receive a gross (age-dependent) pension allowance and can choose to participate in a Net Pension Arrangement by investing the net (after tax) amount. The Net Pension Arrangement is identical to that of all other associates of the Company in the Netherlands whose pensionable salary exceeds the cap. Participation in this Net Pension Arrangement is voluntarily.

Members of the Management Board working on a non-Dutch contract will be offered pensions in line with local practices.

Loans

Ahold Delhaize does not provide loans or advances to members of the Management Board. Nor does the Company issue guarantees to the benefit of members of the Management Board.

Additional arrangements

In addition to the remuneration of the Management Board members, a number of additional arrangements apply. These include expense allowances, medical insurance and accident insurance, use of company cars and, if applicable, expatriate allowances, which apply to other senior associates and are in line with market practice in the Netherlands. In addition, third-party tax services will be provided to ensure compliance with the relevant legislative requirements.

(Service) Agreements

The term of appointment for all Management Board members is four years. If the Company terminates the (service) agreement of any member of the Management Board, the severance payment is limited to one year's base salary. The same applies if an initial (service) agreement for four years is not continued in the event the Management Board member is not reappointed.
The agreement may be terminated by the Company with a notice period of 12 months and by the Management Board member with a notice period of six months.

Future outlook

For 2017, no adjustments to the remuneration policy are expected.

2016 Management Board remuneration

The Management Board remuneration for 2016 is in accordance with the Management Board remuneration policies applicable in 2016. Up to the date of the merger between Ahold and Delhaize, the Ahold remuneration policy applied. This policy was adopted at the General Meeting of Shareholders on April 17, 2013, and amendments were adopted at the General Meeting of Shareholders on April 15, 2015.

Ahold Delhaize's remuneration policy, adopted at the General Meeting of Shareholders on April 19, 2016, applies as of July 24, 2016 – the first calendar day after the merger of Ahold and Delhaize was finalized.

2016 Base salary

The base salaries of members of the (former Ahold) Management Board were increased by 1.75% effective March 28, 2016. No changes to base salaries were made at the time of the merger.

Base salary
thousands


CEO
€987
€1,000
€1,013
Deputy CEO
€446*
CFO
€658
€666
€675
COO US[1]
€329*
COO EUR
€280*
0
400
800
1,2C
Base salary 2014
Base salary 2015
Base salary 2016

* For the members appointed to the Management Board in 2016, the 2016 base salary reflects a partial year.

1 COO U.S. refers to the COO Delhaize America for the period up to October 1, 2016 and the COO Ahold USA for the period starting October 1, 2016. The salary of the COO U.S. has been converted from U.S. dollars into euros using the year-to-date average $/€ exchange rate of 0.912519.

Remuneration *continued*

2016 Annual cash incentive plan: EIP

The ExCo Incentive Plan (EIP) for performance year 2016 has been determined pro rata for the period up to the merger between Ahold and Delhaize and after the merger became effective on July 24, 2016.

For the period up to the merger, the EIP uses three equally weighted financial measures: sales growth (30%), operating margin (30%) and operating cash flow (30%). In addition, one non-financial performance measure (10%) is included that relates to our Responsible Retailing strategic ambitions. Targets set under this non-financial performance measure are qualitative. The score under the non-financial component is linked to the performance of the financial components. If the financial multiplier is zero, the score on the non-financial component will also be zero (regardless of the achieved score on the non-financial component).

For the period after the merger, the EIP uses the same three equally weighted financial measures: sales growth (30%), underlying operating margin (30%) and operating cash flow (30%). In addition, personal objectives (10%) are included.

Ahold Delhaize does not disclose the actual targets per performance measure, as this is considered to be commercially sensitive information.

2016 EIP Performance measures



- Operating cash flow **30%**
- Non-financial objectives **10%**
- Sales growth **30%**
- Operating margin **30%**

The at-target payout as a percentage of base salary is 100%, contingent on full achievement of the objectives, with a cap at 150% of the base salary in the event of above-target performance.

Actual EIP
thousands



CEO	€444 / €1,350 / €1,271
Deputy CEO	€323*
CFO	€296 / €899 / €773
COO US	€252*
COO EUR	€184*

- Actual EIP 2014
- Actual EIP 2015
- Actual EIP 2016

* For the members appointed to the Management Board in 2016, the 2016 EIP reflects a partial year.

1   2016 EIP represents accrued annual cash incentives to be paid in 2017 and subject to shareholder approval of the financial statements.

2   For former Ahold management board members, the EIP for the year 2016 has been determined pro rata for the period up to the merger and after the merger became effective. For former Delhaize management board members, the 2016 EIP reflects a partial year and has been determined pro rata for the period after the merger became effective. The overall 2016 performance multiplier was 108%. This reflects our results being modestly ahead of target. In addition to our financial performance, being a responsible retailer remains a key priority. We are pleased with our progress in 2016 on our previously established responsible retailing targets and commitments. The individual EIP amounts also include the component linked to individual performance. In recognition of outstanding leadership leading up to and since the completion of the merger, the Supervisory Board increased the EIP payout for the CEO by 11% for 2016, in line with the parameters of the Company's Remuneration Policy.

3   COO U.S. refers to the COO Delhaize America for the period up to October 1, 2016, and the COO Ahold USA for the period starting October 1, 2016. The EIP of the COO U.S. has been converted from U.S. dollars into euros using the year-to-date average $ / € exchange rate of 0.912519.

Remuneration *continued*

2016 Long-term equity-based program: GRO

The Management Board members participate in Ahold Delhaize's long-term equity-based incentive program, GRO. The 2016 GRO award was made in the open period following the merger. This grant date was a one-time exception to the consistent grant policy in order to ensure a grant could be made to all members of the Management Board on the same date in 2016. This 2016 award will vest on the regular vesting date in 2019: the day after the annual General Meeting of Shareholders. Future GRO awards will continue to be made on the regular annual award date, which is also the day after the annual General Meeting of Shareholders.

The vesting of the GRO performance shares is subject to performance over a period of three years and the GRO program employs two financial measures: Return on Capital (40%) and Total Shareholder Return (40%). In addition, a non-financial performance measure (20%) is included related to responsible retailing / sustainability targets. For this purpose, performance is measured on the basis of both an external and internal target. The Dow Jones Sustainability Index (the external target) measures how the Company performs on sustainability against peers in the sector. Healthy sales (the internal target) is the measure we use to drive performance against our company objective of facilitating healthier eating.

2016 GRO grant

To calculate the number of shares to be granted, the at-target value of the award is divided by the average share price over the six-month period preceding the regular annual award date. Scenario analyses are prepared regularly to estimate the possible future payout levels.

At-target grant and maximum vesting performance shares

	Performance shares			Total at-target grant	Total maximum vesting
	RoC (40%)	TSR (40%)	Sustainability (20%)		
CEO	94%	94%	47%	235%	376%
Deputy CEO	80%	80%	40%	200%	320%
CFO	70%	70%	35%	175%	280%
COO US	80%	80%	40%	200%	320%
COO EU	60%	60%	30%	150%	240%

All percentages constitute a percentage of base salary

2016 GRO share grant calculation – *Example CEO*

	At-target share grant (% of base salary)	Award value (base salary * at-target grant %)	Number of shares granted (award value divided by six-month average share price)
RoC performance shares	94%	955.999	48.680
TSR performance shares	94%	955.999	48.680
Sustainability performance shares	47%	477.999	24.340
	235%	2.389.997	121.700

Table assumes base salary of €1,017,020 and six-month average share price preceding the regular annual award date of €19.63

2016 GRO share grant calculation – *Example CFO*

	At-target share grant (% of base salary)	Award value (base salary * at-target grant %)	Number of shares granted (award value divided by six-month average share price)
RoC performance shares	70%	474.609	24.168
TSR performance shares	70%	474.609	24.168
Sustainability performance shares	35%	237.305	12.084
	175%	1.186.523	60.420

Table assumes base salary of €678,013 and six-month average share price preceding the regular annual award date of €19.63

Treatment of outstanding performance shares

The outstanding performance shares awarded under the Ahold GRO program (for former Ahold management board members) and the Delhaize European long-term incentive plan (for former Delhaize management board members) have been rolled over into Ahold Delhaize's GRO program.

As a consequence of the merger, the outstanding (non-vested) performance share awards remaining from the Ahold GRO plan have been split into two parts. One part, which is related to the full performance years prior to the year of the merger (2012, 2013, 2014 and 2015, where applicable), has been assessed against the performance of Ahold, as a stand-alone company on the basis of the existing performance measures. Based on the performance realized in those years this portion of the award has been assessed and transformed into restricted Ahold Delhaize shares. These restricted shares are not subject to additional performance criteria, but will be subject to the remaining vesting period and continued employment. The other portion, which is related to the performance during the year of the merger and beyond (2016 and 2017), will be assessed against the financial measures of Ahold Delhaize's long-term equity-based plan. The outstanding conditional shares will continue to be subject to the remaining vesting period and continued employment.

Outstanding (non-vested) performance shares awarded under the Delhaize European long-term incentive plan have similarly been converted into Ahold Delhaize restricted shares and shares subject to meeting the performance measures of the Ahold Delhaize GRO plan.

Declarations

Introduction

This 2016 Ahold Delhaize Annual Report dated February 28, 2017, (the Annual Report) comprises regulated information within the meaning of sections 1:1 and 5:25c of the Dutch Act on Financial Supervision "Wet op het financieel toezicht."

For the consolidated and the parent company's 2016 financial statements "jaarrekening" within the meaning of section 2:361 of the Dutch Civil Code, please refer to *Financials*. The members of the Management Board and the Supervisory Board have signed the 2016 financial statements pursuant to their obligation under section 2:101, paragraph 2 of the Dutch Civil Code. The following sections of this Annual Report together form the management report, or the "bestuursverslag" within the meaning of section 2:391 of the Dutch Civil Code: *Overview, Business Review, Our Management Board and Executive Committee, Supervisory Board, Corporate governance, How we manage risk, Remuneration* and the subsection *Remuneration* included in the *Supervisory Board report*.

For other information, or "overige gegevens" within the meaning of section 2:392 of the Dutch Civil Code, please refer to subsection *Other information* under *Financials*, and to the section *Investors*.

Declarations

The members of the Management Board as required by section 5:25c, paragraph 2, under c of the Dutch Act on Financial Supervision confirm that to the best of their knowledge:

- The 2016 financial statements included in this Annual Report give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.

- The management report included in this Annual Report gives a true and fair view of the position of the Company and the undertakings included in the consolidation taken as a whole as of January 1, 2017, and of the development and performance of the business for the financial year then ended.

- The management report includes a description of the principal risks and uncertainties that the Company faces.

Management Board

Dick Boer	President and Chief Executive Officer
Frans Muller	Deputy Chief Executive Officer and Chief Integration Officer
Jeff Carr	Chief Financial Officer
Pierre Bouchut	Chief Operating Officer Europe and Indonesia
Kevin Holt	Chief Operating Officer Ahold USA

This Annual Report, including the 2016 financial statements, which are audited by PricewaterhouseCoopers Accountants N.V., has been presented to the Supervisory Board. The 2016 financial statements and the independent auditor's report relating to the audit of the 2016 financial statements were discussed with the Audit, Finance and Risk Committee in the presence of the Management Board and the external auditor. The Supervisory Board recommends that the General Meeting of Shareholders adopts the 2016 financial statements included in this Annual Report and recommends the proposal to pay a cash dividend for the financial year 2016 of €0.57 per common share.

Supervisory Board

Mats Jansson (Chairman)
Jan Hommen (Vice Chairman)
Jacques de Vaucleroy (Vice Chairman)
Jack Stahl
Ben Noteboom
Bill McEwan
Rob van den Bergh
Stephanie Shern
Mark McGrath
René Hooft Graafland
Mary Anne Citrino
Johnny Thijs
Patrick De Maeseneire
Dominique Leroy



Financial statements

Financial statements

Consolidated income statement

€ million, except per share data	Note	2016	2015
Net sales	7	**49,695**	38,203
Cost of sales	8	**(36,317)**	(27,760)
Gross profit		**13,378**	10,443
Selling expenses		**(9,876)**	(7,785)
General and administrative expenses		**(1,918)**	(1,340)
Total operating expenses	8	**(11,794)**	(9,125)
Operating income		**1,584**	1,318
Interest income		**15**	5
Interest expense		**(273)**	(235)
Net interest expense on defined benefit pension plans	23	**(18)**	(14)
Other financial expenses		**(265)**	(21)
Net financial expenses	9	**(541)**	(265)
Income before income taxes		**1,043**	1,053
Income taxes	10	**(247)**	(224)
Share in income of joint ventures	14	**34**	20
Income from continuing operations		**830**	849
Income (loss) from discontinued operations	5	**–**	2
Net income		**830**	851
Attributable to:			
Common shareholders		**830**	852
Non-controlling interests		**–**	(1)
Net income		**830**	851
Earnings per share	29		
Net income per share attributable to common shareholders			
Basic		**0.81**	1.04
Diluted		**0.81**	1.02
Income from continuing operations per share attributable to common shareholders			
Basic		**0.81**	1.04
Diluted		**0.81**	1.02

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

€ million	Note	2016	2015
Net income		**830**	851
Remeasurements of defined benefit pension plans			
Remeasurements before taxes – income (loss)	23	**(146)**	(53)
Income taxes	10	**47**	11
Other comprehensive income (loss) that will not be reclassified to profit or loss		**(99)**	(42)
Currency translation differences in foreign interests:			
Continuing operations		**408**	450
Income taxes	10	**–**	(1)
Cash flow hedges:			
Fair value result for the period		**(17)**	39
Transfers to net income	21	**179**	(27)
Income taxes	10	**(41)**	(3)
Non-realized gains (losses) on financial investments available-for-sale			
Fair value result for the period		**(7)**	–
Income taxes	10	**1**	–
Other comprehensive income of joint ventures – net of income taxes:			
Share of other comprehensive income from continuing operations	14	**–**	1
Other comprehensive income reclassifiable to profit or loss		**523**	459
Total other comprehensive income		**424**	417
Total comprehensive income attributable to common shareholders		**1,254**	1,268
Attributable to:			
Common shareholders		**1,254**	1,269
Non-controlling interests		**–**	(1)
Total comprehensive income attributable to common shareholders		**1,254**	1,268
Attributable to:			
Continuing operations		**1,254**	1,266
Discontinued operations	5	**–**	2
Total comprehensive income attributable to common shareholders		**1,254**	1,268

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheet

€ million	Note	January 1, 2017	January 3, 2016
Assets			
Property, plant and equipment	11	**11,770**	6,677
Investment property	12	**727**	580
Intangible assets	13	**12,547**	1,968
Investments in joint ventures and associates	14	**274**	212
Other non-current financial assets	15	**216**	516
Deferred tax assets	10	**700**	628
Other non-current assets		**64**	39
Total non-current assets		**26,298**	10,620
Assets held for sale	5	**50**	3
Inventories	16	**3,288**	1,676
Receivables	17	**1,588**	837
Other current financial assets	18	**677**	596
Income taxes receivable		**36**	14
Prepaid expenses and other current assets		**306**	308
Cash and cash equivalents	19	**4,032**	1,826
Total current assets		**9,977**	5,260
Total assets		**36,275**	15,880
Equity and liabilities			
Equity attributable to common shareholders	20	**16,276**	5,622
Non-controlling interests		**–**	(1)
Group equity		**16,276**	5,621
Loans	21	**3,311**	1,522
Other non-current financial liabilities	22	**2,527**	2,187
Pensions and other post-employment benefits	23	**659**	389
Deferred tax liabilities	10	**1,596**	110
Provisions	24	**931**	639
Other non-current liabilities	25	**578**	410
Total non-current liabilities		**9,602**	5,257
Liabilities related to assets held for sale	5	**9**	–
Accounts payable		**5,389**	2,800
Other current financial liabilities	26	**2,178**	330
Income taxes payable		**87**	39
Provisions	24	**383**	248
Other current liabilities	27	**2,351**	1,585
Total current liabilities		**10,397**	5,002
Total equity and liabilities		**36,275**	15,880

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit[1]	Equity attributable to common shareholders
Balance as of December 28, 2014		**9**	**6,844**	**(103)**	**(132)**	**(1,774)**	**4,844**
Net income attributable to common shareholders		–	–	–	–	852	852
Other comprehensive income (loss)		–	–	449	9	(41)	417
Total comprehensive income attributable to common shareholders		–	–	449	9	811	1,269
Dividends		–	–	–	–	(396)	(396)
Share buyback		–	–	–	–	(161)	(161)
Cancellation of treasury shares		(1)	(785)	–	–	786	–
Share-based payments		–	–	–	–	66	66
Balance as of January 3, 2016	20	**8**	**6,059**	**346**	**(123)**	**(668)**	**5,622**
Net income attributable to common shareholders		–	–	–	–	830	830
Other comprehensive income (loss)		–	–	408	121	(105)	424
Total comprehensive income attributable to common shareholders		–	–	408	121	725	1,254
Dividends		–	–	–	–	(429)	(429)
Issuance of shares		5	10,756	–	–	–	10,761
Capital repayment		–	(1,013)	–	–	12	(1,001)
Share-based payments		–	–	–	–	74	74
Share in joint venture's transactions with non-controlling interests	14	–	–	–	–	(5)	(5)
Balance as of January 1, 2017	20	**13**	**15,802**	**754**	**(2)**	**(291)**	**16,276**

1 Other reserves include the remeasurements of defined benefit plans.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

€ million	Note	2016	2015
Income from continuing operations		**830**	849
Adjustments for:			
Net financial expenses	9	**541**	265
Income taxes	10	**247**	224
Share in income (loss) of joint ventures	14	**(34)**	(20)
Depreciation, amortization and impairments	8	**1,464**	1,032
Release of favorable and unfavorable leases		**–**	2
Gains on the sale of assets / disposal groups held for sale	8	**(22)**	(18)
Share-based compensation expenses	32	**61**	47
Operating cash flows before changes in operating assets and liabilities		**3,087**	2,381
Changes in working capital:			
Changes in inventories		**(29)**	31
Changes in receivables and other current assets		**68**	(237)
Changes in payables and other current liabilities		**171**	215
Changes in other non-current assets, other non-current liabilities and provisions		**(125)**	(24)
Cash generated from operations		**3,172**	2,366
Income taxes paid – net		**(274)**	(227)
Operating cash flows from continuing operations		**2,898**	2,139
Operating cash flows from discontinued operations		**(5)**	(6)
Net cash from operating activities		**2,893**	2,133
Purchase of non-current assets		**(1,302)**	(804)
Divestments of assets / disposal groups held for sale		**104**	51
Acquisition of businesses, net of cash acquired	28	**2,205**	(150)
Divestment of businesses, net of cash divested	28	**(4)**	–
Changes in short-term deposits and similar instruments		**432**	(247)
Dividends received from joint ventures	14	**19**	21
Interest received		**15**	4
Other		**1**	1
Investing cash flows from continuing operations		**1,470**	(1,124)
Net cash from investing activities		**1,470**	(1,124)
Interest paid		**(293)**	(227)
Repayments of loans	21	**(347)**	(31)
Changes in short-term loans		**209**	5
Repayments of finance lease liabilities		**(141)**	(104)
Dividends paid on common shares	20	**(429)**	(396)
Share buyback	20	**–**	(161)
Capital repayment	20	**(1,001)**	–
Other cash flows from derivatives	21	**(260)**	(22)
Other		**13**	–
Financing cash flows from continuing operations		**(2,249)**	(936)
Net cash from financing activities		**(2,249)**	(936)
Net cash from operating, investing and financing activities		**2,114**	73
Cash and cash equivalents at the beginning of the period (excluding restricted cash)	28	**1,819**	1,615
Effect of exchange rate differences on cash and cash equivalents		**57**	131
Cash and cash equivalents at the end of the period (excluding restricted cash)	28	**3,990**	1,819

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1 The Company and its operations

The principal activity of Koninklijke Ahold Delhaize N.V. ("Ahold Delhaize" or the "Company" or "Group" or "Ahold Delhaize Group"), a public limited liability company with its registered seat and head office in Zaandam, the Netherlands, is the operation of retail food stores primarily in the United States and Europe. The Company is registered with the Dutch Trade Register under number 35000363.

As of July 24, 2016, Ahold Delhaize is the new name of Koninklijke Ahold N.V. following the completion of the merger between Koninklijke Ahold N.V. ("Ahold") and Delhaize Group NV / SA ("Delhaize").

As a result of the legal structure of the merger, Delhaize merged into Ahold. Since Ahold is the surviving entity, the historical IFRS information prior to the merger is that of Ahold.

Ahold Delhaize's significant subsidiaries, joint ventures and associates are listed in *Note 36*.

2 Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.

Historical cost is used as the measurement basis unless otherwise indicated.

Ahold Delhaize's financial year is a 52- or 53-week period ending on the Sunday nearest to December 31. Financial year 2016 consisted of 52 weeks and ended on January 1, 2017. The comparative financial year 2015 consisted of 53 weeks and ended on January 3, 2016.

These consolidated financial statements are presented in euros (€). The following exchange rates of the euro against the U.S. dollar ($), the Czech crown (CZK), the Romanian leu (RON), and the Serbian dinar (RSD) have been used in the preparation of these financial statements:

	2016	2015
U.S. dollar		
Average exchange rate	**0.9038**	0.9001
Year-end closing exchange rate	**0.9506**	0.9208
Czech crown		
Average exchange rate	**0.0370**	0.0366
Year-end closing exchange rate	**0.0370**	0.0369
Romanian leu		
Average exchange rate	**0.2226**	N/A
Year-end closing exchange rate	**0.2204**	N/A
Serbian dinar		
Average exchange rate	**0.0081**	N/A
Year-end closing exchange rate	**0.0081**	N/A

Notes to the consolidated financial statements
continued

2 Basis of preparation *continued*

The preparation of financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. All assumptions, expectations and forecasts used as a basis for certain estimates within these financial statements represent good faith assessments of Ahold Delhaize's future performance for which management believes there is a reasonable basis. They involve risks, uncertainties and other factors that could cause the Company's actual future results, performance and achievements to differ materially from those forecasted. The estimates, assumptions and judgments that management considers most critical relate to:

Business acquisitions (*Note 4*)
Determining the fair value of assets and liabilities recognized from a business acquisition involves a number of judgments and estimates. This includes the use of:

- An income approach (for property, plant and equipment, brand names and contractual relationships), which requires the estimation of the income generating capacity of the relevant assets and the return or yield that a market participant would apply to such assets or an estimate or forecast of future expected cash flows through either a relief from royalty or multi-period excess earnings approach.
- A cost approach (for property, plant and equipment), which requires the calculation of the depreciated replacement cost of the relevant assets.
- A market approach (for property plant and equipment, lease related intangibles), which requires the comparison of the subject assets to transactions involving comparable assets or a comparison of contract and market prices.
- Expected sales consideration, less any incremental costs directly attributable to the sale (for acquired assets classified as held for sale).
- Market-quoted rates for the listed debt.
- Assessments of the expected cash outflow and the probability of such an outflow for contingent liabilities related to legal disputes.
- Evaluations of a counterparty's credit risk and the re-let potential for contingent liabilities related to lease guarantees.

Vendor allowances (*Notes 3 and 17*)
The Company must estimate the allowances that are earned based on the fulfillment of its related obligations, many of which require management to estimate the volume of purchases that will be made during a period of time. The Company must also estimate the amount of related product that has been sold and the amount that remains in ending inventories and allocate the allowance to cost of sales or inventories accordingly.

Income taxes (*Notes 3, 10 and 34*)
The ultimate tax effects of transactions may be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. The Company recognizes liabilities for uncertain tax positions when it is more likely than not that additional tax will be due. Judgment is required in determining whether deferred tax assets are realizable and therefore recognized in the balance sheet.

Intangible assets (*Notes 3, 4 and 13*)
Intangible assets acquired in a business acquisition are stated at fair value, as determined at the date of the acquisition. To determine the fair value at the acquisition date, judgments and estimates are required.

Leases and sale and leaseback transactions (*Notes 3, 22 and 33*)
The classification of leases as finance leases or operating leases requires judgments about the fair value of the leased asset, the split of the fair value between land and buildings, the economic life of the asset, whether or not to include renewal options in the lease term and the appropriate discount rate to calculate the present value of the minimum lease payments.

Notes to the consolidated financial statements

continued

2 Basis of preparation *continued*

Revenue recognition with respect to sale and leaseback transactions is dependent on management's judgment of whether the Company transfers all risks and rewards to the buyer, does not maintain (or maintains only minor) continuing involvement in the property other than the lease payments and whether the transaction is established at fair value.

Impairments (*Notes 3, 8, 11, 12 and 13*)

Judgments and estimates are required, not only to determine whether there is an indication that an asset may be impaired, but also whether indications exist that impairment losses previously recognized may no longer exist or may have decreased (impairment reversal).

Company and multi-employer pension obligations (*Notes 3 and 23*)

The present value of the pension obligations depends on a number of assumptions that are determined on an actuarial basis. The assumptions used in determining the net cost (income) for pensions include the discount rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. Other key assumptions comprise longevity and future salary and pension increases. Additional information is disclosed in *Note 23*.

Provisions and contingencies (*Notes 3, 24 and 34*)

The recognition of provisions requires estimates and judgment regarding the timing and the amount of outflow of resources. The main estimates are as follows:

- Self-insurance program: estimates and assumptions include an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions and legislation.

- Loyalty programs: estimated cost of benefits to which customers participating in the loyalty program are entitled, which includes assumptions on redemption rates. These estimates and assumptions apply to all loyalty programs, irrespective of whether they are accounted for as sales deferrals or provisions for future payments made at redemption.

- Claims and legal disputes: management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. If this is the case, the best estimate of the outflow of resources is recognized.

- Severance and termination benefits: the provisions relate to separation plans and agreements and use the best estimate based on information available to management of the cash flows that will likely occur. The amounts that are ultimately incurred may change as the plans are executed.

- Onerous contracts: mainly relate to unfavorable lease contracts and include the excess of the unavoidable costs of meeting the contractual obligations over the benefits expected to be received under such contracts.

Fair value measurements

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

- Level 3 inputs are unobservable inputs for the asset or liability.

Notes to the consolidated financial statements
continued

3 Significant accounting policies

Consolidation

The consolidated financial statements incorporate the financial figures of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intra-group transactions, balances, income and expenses are eliminated upon consolidation. Unrealized losses on intra-group transactions are eliminated, unless the transaction provides evidence of an impairment of the assets transferred.

Non-controlling interests are recorded, as appropriate, on the consolidated balance sheet, in the consolidated income statement, and in the consolidated statement of comprehensive income for the non-controlling shareholders' share in the net assets and the income or loss of subsidiaries. Non-controlling shareholders' interest in an acquired subsidiary is initially measured at the non-controlling interest's proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Ahold Delhaize does not have subsidiaries with non-controlling interests that are material to the Group.

Foreign currency translation

The financial statements of subsidiaries, joint ventures and associates are prepared in their functional currencies, which are determined based on the primary economic environment in which they operate. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction dates. At each balance sheet date, monetary items denominated in foreign currencies are translated into the entity's functional currency at the then prevailing rates. Exchange differences arising on the settlement and translation of monetary items are included in net income for the period. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are considered as assets and liabilities denominated in the functional currency of the foreign entity.

Upon consolidation, the assets and liabilities of subsidiaries with a functional currency other than the euro are translated into euros using the exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the respective periods. Exchange rate differences arising during consolidation and on the translation of investments in subsidiaries are included in other comprehensive income and in equity, in the currency translation reserve. Intercompany loans to and from foreign entities for which settlement is neither planned nor likely to occur in the foreseeable future are considered to increase or decrease the net investment in that foreign entity; therefore the exchange rate differences relating to these loans are also included in other comprehensive income and in equity, in the currency translation reserve.

On the disposal of a foreign operation resulting in loss of control, loss of joint control or loss of significant influence, the related cumulative exchange rate difference that was included in equity is transferred to the consolidated income statement.

Segmentation

Ahold Delhaize's operating segments are its retail operating companies that engage in business activities from which they earn revenues and incur expenses and whose operating results are regularly reviewed by the Management Board to make decisions about resources to be allocated to the segments and to assess their performance. In establishing the reportable segments, certain operating segments with similar economic characteristics have been aggregated. As Ahold Delhaize's operating segments offer similar products using complementary business models, and there is no discernible difference in customer bases, the Company's policy on aggregating its operating segments into reportable segments is based on geography, functional currency and management oversight.

The segments' performance is evaluated against several measures, of which operating income is the most important. Intersegment sales are executed under normal commercial terms and conditions that would also be available to unrelated third parties.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

Net sales

Ahold Delhaize generates and recognizes net sales to retail customers at the point of sale in its stores and upon delivery of goods through its online channel. The Company also generates revenues from the sale of products to retail franchisees and affiliates that are recognized upon delivery. Ahold Delhaize recognizes fees to franchisees and affiliates as revenue as services are performed or the granted rights are used. Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer. Future discounts earned by customers in connection with bonus or loyalty cards and other Company-sponsored programs are deferred on the balance sheet at the time of the sale and subsequently recognized in the income statement when redeemed.

Generally, net sales and cost of sales are recorded based on the gross amount received from the customer for products sold and the amount paid to the vendor for products purchased, excluding sales taxes and value-added taxes. However, for certain products or services, such as sales through bol.com's seller platform, the sale of lottery tickets, third-party prepaid phone cards, stamps and public transportation tickets, Ahold Delhaize acts as an agent and consequently records the amount of commission income in its net sales.

Cost of sales

Cost of sales includes the purchase price of the products sold and other costs incurred in bringing the inventories to the location and condition ready for sale. These costs include costs of purchasing; storing; rent; depreciation of property, plant and equipment; salaries; and transporting products to the extent that it relates to bringing the inventories to the location and condition ready for sale.

Vendor allowances

Ahold Delhaize receives various types of vendor allowances. The most common allowances vendors offer are (i) volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor and (ii) promotional allowances, which relate to cooperative advertising and market development efforts. Volume allowances are recognized as a reduction of the cost of the related products as they are sold. Promotional allowances are recognized as a reduction of the cost of the related products when the Company has performed the activities specified in the contract with the vendor.

If the contract does not specify any performance criteria, the allowance is recognized over the term of the contract. Vendor allowances are generally deducted from cost of sales, unless there is clear evidence that they should be classified as revenue or a reimbursement of costs. Ahold Delhaize recognizes vendor allowances only where there is evidence of a binding arrangement with the vendor, the amount can be estimated reliably and receipt is probable.

The accounting for vendor allowances requires a number of estimates. First, the Company must estimate the allowances that are earned based on the fulfillment of its related obligations, many of which require management to estimate the volume of purchases that will be made during a period of time. Second, the Company needs to estimate the amount of related product that was sold and the amount that remains in ending inventories and accordingly allocate the allowance to cost of sales or inventories. Management makes this estimate based on the turnover of the inventories and allocates a portion of the related vendor allowance to ending inventories until such product is estimated to have been sold to customers.

Selling expenses

Selling expenses relate to our store and online operations and consist of employees' salaries and wages, store expenses, rent income and rent expense or depreciation related to stores, advertising costs and other selling expenses.

General and administrative expenses

General and administrative expenses consist of support office employees' salaries and wages, rent and depreciation of support offices, impairment losses and reversals, gains and losses on the sale of non-current assets and disposal groups held for sale, restructuring costs, and other general and administrative expenses.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

Share-based compensation
The grant date fair value of equity-settled share-based compensation plans is expensed, with a corresponding increase in equity, on a straight-line basis over the vesting periods of the grants. The cumulative expense recognized at each balance sheet date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of shares that will eventually vest. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition (e.g., total shareholder return). Those are treated as vested irrespective of whether or not the market condition is ultimately satisfied, provided that all non-market conditions (e.g., continued employment) are satisfied.

Income taxes
Income tax expense represents the sum of current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity or other comprehensive income. Current tax expense is based on the best estimate of taxable income for the year, using tax rates that have been enacted or substantively enacted at the balance sheet date and adjustments for current taxes payable (receivable) for prior years. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax assets and liabilities are generally recognized for all temporary differences. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized.

Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which temporary differences, unused tax losses or unused tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are not discounted. Deferred income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to income taxes levied by the same fiscal authority. Current income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset and when the Company intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The ultimate tax effects of some transactions can be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. The Company recognizes liabilities for uncertain tax positions when it is more likely than not that additional taxes will be due. These liabilities are presented as current income taxes payable, except in jurisdictions where prior tax losses are being carried forward to be used to offset future taxes that will be due; in these instances the liabilities are presented as a reduction to deferred tax assets.

Non-current assets held for sale and discontinued operations
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset's carrying amount or the fair value less costs of disposal. Depreciation or amortization of an asset ceases when it is classified as held for sale. Equity accounting ceases for an investment in a joint venture or associate when it is classified as held for sale; instead, dividends received are recognized in the consolidated income statement.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, and represents a separate major line of business or geographical area of operations or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Results from discontinued operations that are clearly identifiable as part of the component disposed of and that will not be recognized subsequent to the disposal are presented separately as a single amount in the consolidated income statement. Results and cash flows from discontinued operations are reclassified for prior periods and presented in the financial statements so that the results and cash flows from discontinued operations relate to all operations that have been discontinued as of the balance sheet date for the latest period presented.

Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition or construction of an asset and borrowing costs incurred during construction. Where applicable, estimated asset retirement costs are added to the cost of an asset. Subsequent expenditures are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company and the costs can be measured reliably. All other subsequent expenditures represent repairs and maintenance and are expensed as incurred.

Depreciation is computed using the straight-line method based on the estimated useful lives of the items of property, plant and equipment, taking into account the estimated residual value. Where an item of property, plant and equipment comprises major components having different useful lives, each such part is depreciated separately. The assets' useful lives are reviewed at each balance sheet date and adjusted if appropriate.

The ranges of estimated useful lives of property, plant and equipment are:

Land	indefinite
Buildings	30-40 years
Certain structural components of buildings	10-20 years
Finish components of buildings	5-10 years
Machinery and equipment	3-15 years
Other	5-10 years

Depreciation of assets subject to finance leases and leasehold improvements is calculated on a straight-line basis over either the lease term (including renewal periods when renewal is reasonably assured) or the estimated useful life of the asset, whichever is shorter.

Investment property
Investment property consists of land and buildings held by Ahold Delhaize to earn rental income or for capital appreciation, or both. These properties are not used by the Company in the ordinary course of business. The Company often owns (or leases under a finance lease) shopping centers containing both an Ahold Delhaize and third-party retail units. In these cases, the third-party retail units generate rental income, but are primarily of strategic importance for operating purposes to Ahold Delhaize in its retail operations. The Company recognizes the part of an owned (or leased under a finance lease) shopping center that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property. Land and buildings leased to franchisees are not considered to be investment property as they contribute directly to Ahold Delhaize's retail operations. Investment property is measured on the same basis as property, plant and equipment.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

Leases and sale and leaseback transactions

Leases

Ahold Delhaize is a lessee of land, buildings and equipment under operating and finance lease arrangements. The Company classifies its leases as finance leases when the lease agreement transfers substantially all of the risks and rewards of ownership to Ahold Delhaize. For leases determined to be finance leases, the asset and liability are recognized based on their values at the inception of the lease at an amount equal either to the fair value of the leased asset or the present value of the minimum lease payments during the lease term, whichever is lower. Lease payments are apportioned between interest charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining liability balance. Contingent rentals are expensed as incurred.

Leases that do not qualify as finance leases are classified as operating leases, and the related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any rent-free period during which Ahold Delhaize has the right to use the asset. Payments made to Ahold Delhaize representing incentives to sign a new lease or representing reimbursements for leasehold improvements are deferred and recognized on a straight-line basis over the term of the lease as reductions to rental expense.

For leases with renewal options where the renewal is reasonably assured, the lease term used to (i) determine the appropriate lease classification, (ii) compute periodic rental expense and (iii) depreciate leasehold improvements (unless their economic lives are shorter) includes the periods of expected renewals.

Determining whether a lease agreement is a finance or an operating lease requires judgment on various aspects. These include the fair value of the leased asset, the split of the fair value between land and buildings, the economic life of the leased asset, whether or not to include renewal options in the lease term and the determination of an appropriate discount rate to calculate the present value of the minimum lease payments.

Sale and leaseback

The gain or loss on sale and operating leaseback transactions is recognized in the income statement immediately if (i) Ahold Delhaize does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments, and (ii) these transactions occur at fair value. Any gain or loss on sale and finance leaseback transactions is deferred and amortized over the term of the lease. In classifying the leaseback in a sale and leaseback transaction, similar judgments have to be made as described above under Leases.

In some sale and leaseback arrangements, Ahold Delhaize sells a property and only leases back a portion of that property. These properties generally involve shopping centers that contain an Ahold Delhaize store as well as other stores leased to third-party retailers. In such situations, the Company recognizes a sale and the resulting profit on the portion of the shopping center that is not leased back to the extent that (i) the property is sold for fair value and (ii) the risks and rewards of owning stores that are not leased back to Ahold Delhaize have been fully transferred to the buyer. The leaseback of the Ahold Delhaize store and any gain on the sale of the Ahold Delhaize store is accounted for under the sale and leaseback criteria described above.

In some sale and leaseback arrangements, Ahold Delhaize subleases the property to third parties (including franchisees) or maintains a form of continuing involvement in the property sold, such as earn-out provisions or obligations or options to repurchase the property. In such situations, the transaction generally does not qualify for sale and leaseback accounting, but rather is accounted for as a financing transaction (financing). The carrying amount of the asset remains on the balance sheet and the sale proceeds are recorded as a financing obligation. The financing obligation is amortized over the lease term. Once Ahold Delhaize's continuing involvement ends, the sale is accounted for under the sale and leaseback criteria described above.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

Intangible assets

Goodwill and impairment of goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, and is carried at cost less accumulated impairment losses. Goodwill on acquisitions of joint ventures and associates is included in the carrying amount of the investment.

For the purposes of impairment testing, goodwill is allocated to each of the cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of a business combination. Goodwill is allocated to a cash-generating unit (or group of cash-generating units) representing the lowest level within the Company at which the goodwill is monitored for internal management purposes and is never larger than an operating segment before aggregation. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. Goodwill on acquisitions of joint ventures and associates is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired. An impairment loss is recognized for the amount by which the cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of a cash-generating unit's fair value less cost to sell or its value in use. An impairment loss is allocated first to reduce the carrying amount of the goodwill and then to the other assets of the cash-generating unit pro rata on the basis of the carrying amount of each asset. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On the partial or complete disposal of an operation, the goodwill attributable to that operation is included in the determination of the gain or loss on disposal.

Other intangible assets

Separately acquired intangible assets and internally developed software are carried at cost less accumulated amortization and impairment losses. Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition (which is regarded as their cost).

Customer, franchise, and affiliate relationships acquired in business acquisitions are stated at fair value determined using an income approach. Direct costs related to the development of software for internal use are capitalized only if the costs can be measured reliably, technological feasibility has been established, future economic benefits are probable, and the Company intends to complete development and to use the software. All other costs, including all overhead, general and administrative, and training costs, are expensed as incurred. Lease-related intangible assets, consisting primarily of favorable operating lease contracts acquired in business acquisitions, are measured at the present value of the amount by which the contract terms are favorable relative to market prices at the date of acquisition.

Amortization is computed using the straight-line method based on estimated useful lives, which are as follows:

Lease-related intangibles	Remaining expected duration of the lease
Software	3-10 years
Customer relationships	7-25 years
Brand names	indefinite
Franchise and affiliate relationships	14-40 years
Other	5-indefinite

The useful lives are reviewed at each balance sheet date and adjusted, if appropriate.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

Investments in joint arrangements and associates

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Joint operations arise where Ahold Delhaize has rights to the assets and obligations relating to the arrangement and therefore the Company accounts for its share of assets, liabilities, revenue and expenses. Joint ventures arise where Ahold Delhaize has rights to the net assets of the arrangement and therefore the Company equity accounts for its interest.

Associates are entities over which Ahold Delhaize has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control over those policies. Associates are accounted for using the equity method.

Under the equity method, investments in joint ventures and associates are measured initially at cost and subsequently adjusted for post-acquisition changes in Ahold Delhaize's share of the net assets of the investment (net of any accumulated impairment in the value of individual investments). Where necessary, adjustments are made to the financial figures of joint ventures and associates to ensure consistency with the accounting policies of the Company.

Unrealized gains on transactions between Ahold Delhaize and its joint ventures and associates are eliminated to the extent of the Company's stake in these investments. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

Impairment of non-current assets other than goodwill

Ahold Delhaize assesses on a quarterly basis whether there is any indication that non-current assets may be impaired. If indicators of impairment exist, the Company estimates the recoverable amount of the asset. If it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which it belongs. Individual stores are considered separate cash-generating units for impairment testing purposes.

The recoverable amount is the higher of an asset's fair value less cost to sell or the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount.

In subsequent years, Ahold Delhaize assesses whether indications exist that impairment losses previously recognized for non-current assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amount of that asset is recalculated and, if required, its carrying amount is increased to the revised recoverable amount. The increase is recognized in operating income as an impairment reversal. An impairment reversal is recognized only if it arises from a change in the assumptions that were used to calculate the recoverable amount. The increase in an asset's carrying amount due to an impairment reversal is limited to the depreciated amount that would have been recognized had the original impairment not occurred.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost consists of all costs of purchase, cost of conversion, and other costs incurred in bringing the inventories to their location and condition ready for sale, net of vendor allowances attributable to inventories. For certain inventories, cost is approximated using the retail method, in which the sales value of the inventories is reduced by the appropriate percentage of gross margin. The cost of inventories is determined using either the first-in, first-out (FIFO) method or the weighted average cost method, depending on their nature or use. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated marketing, distribution and selling expenses.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

Financial instruments

Financial assets and liabilities

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets expire, or if the Company transfers the financial asset to another party and does not retain control or substantially all risks and rewards of the asset. Financial liabilities are derecognized when the Company's obligations specified in the contract expire or are discharged or cancelled. Purchases and sales of financial assets in the normal course of business are accounted for at settlement date (i.e., the date that the asset is delivered to or by the Company).

At initial recognition, management classifies its financial assets as either (i) at fair value through profit or loss, (ii) loans and receivables, (iii) held to maturity or (iv) available-for-sale, depending on the purpose for which the financial assets were acquired. Financial assets are initially recognized at fair value. For instruments not classified as at fair value through profit or loss, any directly attributable transaction costs are initially recognized as part of the asset value. Directly attributable transaction costs related to financial assets at fair value through profit or loss are expensed when incurred.

The fair value of quoted investments is based on current bid prices. If the market for a financial asset is not active, or if the financial asset represents an unlisted security, the Company establishes fair value using valuation techniques. These include the use of recent arm's-length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis, making maximum use of market inputs. Subsequent to initial recognition, financial assets are measured as described below. At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Investments at fair value through profit or loss

Investments at fair value through profit or loss are those investments that are either held for trading or designated as such by the Company. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Financial instruments held for trading are measured at fair value and changes therein are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method, less any impairment losses. They are included in current assets, except for loans and receivables with maturities greater than 12 months after the balance sheet date.

Held to maturity financial assets

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity that the Company has the positive intention and ability to hold to maturity. They are carried at amortized cost using the effective interest method, less any impairment losses. They are included in current assets, except for held to maturity financial assets with maturities greater than 12 months after the balance sheet date.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category of financial assets or not classified in any of the other categories. They are measured at fair value based on quoted market prices with changes therein recognized directly in equity until the investment is derecognized or determined to be impaired, at which time the cumulative gain or loss previously recorded in equity is transferred to the income statement. Investments in equity instruments that do not have a quoted market price and whose fair value cannot be reliably measured are carried at cost.

At each balance sheet date, the Company assesses whether there is objective evidence that an investment or a group of investments is impaired.

Available-for-sale financial assets are included in non-current financial assets unless they are expected to be realized or are intended for sale or consumption within 12 months after the balance sheet date.

Cash and cash equivalents

Cash and cash equivalents include all cash on hand balances, checks, debit and credit card receivables, short-term highly liquid cash investments, and time deposits with original maturities of three months or less. Time deposits and similar instruments with original maturities of more than three months but less than 12 months are classified as other current financial assets. Bank overdrafts are included in short-term borrowings.

Loans and short-term borrowings

Loans and short-term borrowings are recognized initially at fair value, net of transaction costs incurred. Loans and short-term borrowings are subsequently stated at amortized cost, unless they are designated as fair value hedges. Any difference between the proceeds and redemption value is recognized in the income statement over the period of the loans and short-term borrowings using the effective interest method. Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative financial instruments

All derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. Gains and losses resulting from the fair value remeasurement are recognized in the income statement as fair value gains (losses) on financial instruments, unless the derivative qualifies and is effective as a hedging instrument in a designated hedging relationship. In order for a derivative financial instrument to qualify as a hedging instrument for accounting purposes, the Company must document (i) at the inception of the transaction, the relationship between the hedging instrument and the hedged item, as well as its risk management objectives and strategy for undertaking various hedging transactions and (ii) its assessment, both at hedge inception and on an ongoing basis, of whether the derivative that is used in the hedging transaction is highly effective in offsetting changes in fair values or cash flows of hedged items. Derivatives that are designated as hedges are accounted for as either cash flow hedges or fair value hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized initially in the cash flow hedging reserve, a separate component of equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are reclassified into the income statement in the same period in which the related exposure impacts the income statement. When a cash flow hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in equity is immediately recognized in the income statement.

Fair value changes of derivative instruments that qualify for fair value hedge accounting treatment are recognized in the income statement in the periods in which they arise, together with any changes in fair value of the hedged asset or liability. If the hedging instrument no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortized in the income statement over the remaining period to maturity of the hedged item.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

Reinsurance assets and liabilities

Under Ahold Delhaize's self-insurance program, part of the insurance risk is ceded under a reinsurance treaty, which is a pooling arrangement between unrelated companies. Reinsurance assets include estimated receivable balances related to reinsurance contracts purchased by the Company. Reinsurance liabilities represent the expected insurance risks related to reinsurance contracts sold by the Company. Reinsurance assets and liabilities are measured on a discounted basis using accepted actuarial methods.

Financial guarantees

Financial guarantees are recognized initially as a liability at fair value. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the obligation or the amount initially recognized less cumulative amortization.

Equity

Equity instruments issued by the Company are recorded at the value of proceeds received. Own equity instruments that are bought back (treasury shares) are deducted from equity. Incremental costs that are directly attributable to issuing or buying back own equity instruments are recognized directly in equity, net of the related tax. No gain or loss is recognized in the income statement on the purchase, sale, issuance or cancellation of the Company's own equity instruments.

Cumulative preferred financing shares

Cumulative preferred financing shares, for which dividend payments are not at the discretion of the Company, are classified as non-current financial liabilities and are stated at amortized cost. The dividends on these cumulative preferred financing shares are recognized as interest expense in the income statement, using the effective interest method. From the date when Ahold Delhaize receives irrevocable notification from a holder of cumulative preferred financing shares to convert these shares into common shares, the cumulative preferred financing shares are classified as a separate class of equity.

Pension and other post-employment benefits

The net assets and net liabilities recognized on the consolidated balance sheet for defined benefit plans represent the actual surplus or deficit in Ahold Delhaize's defined benefit plans measured as the present value of the defined benefit obligations less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of available refunds and reductions in future contributions to the plan.

Defined benefit obligations are actuarially calculated on the balance sheet date using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using market yields on high-quality corporate bonds (i.e., bonds rated AA or higher), denominated in the currency in which the benefits will be paid, and that have an average duration similar to the expected duration of the related pension liabilities.

Defined benefit costs are split into three categories:

• Service cost, past service cost, gains and losses on curtailment and settlements

• Net interest expense or income

• Remeasurement

The first category is presented as labor costs within operating earnings. Past-service costs are recognized in the income statement in the period of plan amendment. Results from curtailments or settlements are recognized immediately.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

Past service years within the Dutch pension fund are calculated based upon a methodology that uses the maximum past service years based on accrued benefits or a participant's actual date of hire.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is presented within net financial expenses.

Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling (if applicable) and the return on plan assets (excluding interest) are recognized immediately in the balance sheet with a charge or credit to other comprehensive income in the period in which it occurs. Remeasurements recorded in other comprehensive income are not recycled to the income statement.

Contributions to defined contribution plans are recognized as an expense when employees have rendered service entitling them to the contributions. Post-employment benefits provided through industry multi-employer plans, managed by third parties, are generally accounted for under defined contribution criteria.

For other long-term employee benefits, such as long-service awards, provisions are recognized on the basis of estimates that are consistent with the estimates used for the defined benefit obligations, however discounted using Ahold Delhaize's cost of debt rate. For these, all actuarial gains and losses are recognized in the income statement immediately.

Provisions
Provisions are recognized when (i) the Company has a present (legal or constructive) obligation as a result of past events, (ii) it is more likely than not that an outflow of resources will be required to settle the obligation, and (iii) the amount can be reliably estimated. The amount recognized is the best estimate of the expenditure required to settle the obligation. Provisions are discounted whenever the effect of the time value of money is significant.

The provision for the Company's self-insurance program is recorded based on claims filed and an estimate of claims incurred but not yet reported. The provision includes expenses incurred in the claim settlement process that can be directly associated with specific claims. Other expenses incurred in the claim settlement process are expensed when incurred. The Company's estimate of the required liability of such claims is recorded on a discounted basis, utilizing an actuarial method based upon various assumptions that include, but are not limited to, historical loss experience, projected loss development factors and actual payroll costs.

Restructuring-related provisions for severance and termination benefits are recognized when the Company has approved a detailed formal restructuring plan and the restructuring has either commenced or has been announced to those affected by it. Onerous contract provisions are measured at the amount by which the unavoidable costs to fulfill agreements exceeds the expected benefits from such agreements.

Changes in accounting policy
In 2016, in conjunction with the merger and the alignment of accounting policies, the Company changed its policy of accounting for employee contributions to its defined benefit plans and they are now reflected as a reduction of service costs in the period in which the related service is rendered. Previously, employee contributions were attributed to the periods of future service when measuring the defined benefit obligation.

This change is only applicable to the Company's defined benefit pension plan in the Netherlands, as other defined benefit plans do not receive employee contributions. The change in policy has been applied prospectively. The effect of this change in policy was to increase the pension provision balance by €28 million, through other comprehensive income.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*
Changes in presentation
Presentation of amortization of favorable lease-related intangible assets
As part of the purchase price allocation (PPA) of an acquisition, favorable lease-related intangible assets and unfavorable lease-related liabilities are identified. In the historical results of both Ahold and Delhaize, the unwinding of these liabilities were reported as part of rent expense, while the amortization of the intangible asset were reported as amortization expense. This resulted in a mismatch of the net PPA effect of similar items on the basis that they relate to either an asset or a liability.

Ahold Delhaize's historical information has therefore been restated so that the amortization of the favorable lease-related asset is no longer reported as depreciation and amortization expense but is instead reported as rent expense.

Presentation of unfavorable lease liabilities
Unfavorable lease-related liabilities recognized upon an acquisition have historically been presented as onerous contract provisions by Ahold Delhaize. However, because these liabilities do not have uncertainty with respect to amount and timing, a decision has been made to now present these as other liabilities instead of provisions.

The adjustments to Ahold Delhaize's 2015 comparative amounts for these changes in presentation are as follows:

€ million	January 3, 2016 as reported	Changes in presentation	January 3, 2016 as restated
Consolidated balance sheet			
Non-current liabilities			
Provisions	731	(92)	639
Other non-current liabilities	318	92	410
Current liabilities			
Provisions	260	(12)	248
Other current liabilities	1,573	12	1,585

€ million	2015 as reported	Changes in presentation	2015 as restated
Consolidated statement of cash flows			
Depreciation, amortization and impairments	1,043	(11)	1,032
Release of favorable and unfavorable leases	–	2	2
Operating cash flows before changes in operating assets and liabilities	2,390	(9)	2,381
Changes in other non-current assets, other non-current liabilities and provisions	(33)	9	(24)

€ million	2015 as reported	Changes in presentation	2015 as restated
Note 8 Expenses by nature			
Depreciation and amortization	1,004	(11)	993
Rent expenses and income – net	621	11	632

3 Significant accounting policies *continued*

Cost alignment for online business

In 2016, Ahold Delhaize changed the presentation of the income statement to align the presentation of costs across its online businesses. The change resulted in the following reclassifications within the 2015 income statement.

€ million	2015 as reported	Changes in presentation	2015 as restated
Net sales	38,203	–	38,203
Cost of sales	(27,835)	75	(27,760)
Gross profit	10,368	75	10,443
Selling expenses	(7,722)	(63)	(7,785)
General and administrative expenses	(1,328)	(12)	(1,340)
Total operating expenses	(9,050)	(75)	(9,125)
Operating income	1,318	–	1,318

New accounting policies effective for 2016

Amendments to IAS 1, "Disclosure initiative"

The disclosure initiative clarifies existing disclosure requirements, which do not have a significant effect on the consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28, "Investment entities: Applying the Consolidation Exception"

These are narrow-scope clarifications of guidance, specifically related to investment entities. Because Ahold Delhaize is not an investment entity, nor does it have investments in an investment entity, these amendments do not have an effect on the consolidated financial statements.

Narrow-scope amendments to IAS 27, "Equity Method in Separate Financial Statements"

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. These amendments do not have an effect on the consolidated financial statements.

Amendments to IAS 16 and IAS 38, "Clarification of Acceptable Methods of Depreciation and Amortization"

The amendments prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment and introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. Currently the Company uses the straight-line method for depreciation and amortization of property, plant and equipment, and intangible assets, respectively. Accordingly, the application of these amendments do not have an effect on the consolidated financial statements.

Amendments to IFRS 11, "Accounting for Acquisitions of Interests in Joint Operations"

The amendments provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 "Business Combinations." Based on Ahold Delhaize's current financial position, the application of these amendments to IFRS 11 does not have a significant effect on the consolidated financial statements.

Annual improvements to IFRSs 2012-2014

Annual improvements to IFRSs 2012-2014 Cycle made a number of amendments to various IFRSs, which do not have a significant effect on the consolidated financial statements.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

New accounting policies not yet effective for 2016

The IASB issued several standards, or revisions to standards, that are not yet effective for 2016, but will become effective in coming years.

IFRS 9, "Financial Instruments," addresses the classification, measurement and recognition of financial assets and financial liabilities. Based on Ahold Delhaize's current financial position, the Company anticipates that the application of IFRS 9 in the future may have an impact on amounts reported in respect of the Company's financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed. IFRS 9, as amended in July 2014, is effective for annual periods beginning on or after January 1, 2018.

IFRS 15, "Revenue from Contracts with Customers," establishes a single comprehensive model for entities to use in accounting for revenue from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 "Revenue," IAS 11 "Construction Contracts," and the related Interpretations when it becomes effective for annual periods beginning on or after January 1, 2018. Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when "control" of the goods or services underlying the particular performance obligation is transferred to the customer. More prescriptive guidance has been added in IFRS to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The Company has identified the following areas where policies will change, but none are expected to have a significant effect on the consolidated financial statements: (1) timing of revenue recognition for online sales will change from delivery from warehouse to receipt by customers, and (2) anticipated product returns will need to be considered when recognizing sales at bol.com.

IFRS 16, "Leases," eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The Company anticipates that the application of IFRS 16 will have a significant effect on its reported assets and liabilities, and operating and financing expenses. However, due to the various transition options within the standard that are available to the Company, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until a detailed review has been completed. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

Amendments to IAS 12, "Income Taxes," were made to address diversity in practice surrounding the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value, as well as provide additional guidance on how deductible temporary differences should be measured in situations when tax law limits the offsetting of certain types of losses against specific sources of taxable profits. The amendments to IAS 12 apply prospectively for annual periods beginning on or after January 1, 2017. The Company is in the process of evaluating the full impact of the amendments.

Narrow-scope amendments to IFRS 10 and IAS 28, "Sale or Contribution of Assets between an Investor and its Associate or Joint Venture," clarified an inconsistency between these standards with regard to the sale or contribution of assets between an investor and its associate or joint venture. Following the amendments, a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The Company has yet to assess the amendments' full impact. The amendments' effective date has been postponed by the IASB and a new effective date has not been identified.

Amendments to IAS 7, "Disclosure Initiative," were made to require additional cash flow disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes arising from both cash flows and non-cash changes. The amendments to IAS 7 apply prospectively for annual periods beginning on or after January 1, 2017. The Company does not anticipate that the application of these amendments will have a significant effect on the results of future consolidated financial statements, but they may alter the manner in which certain financial information is presented.

Notes to the consolidated financial statements
continued

3 Significant accounting policies *continued*

Amendments to IFRS 2, "Classification and Measurement of Share-based Payment Transactions," were made to provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments to IFRS 2 apply prospectively for annual periods beginning on or after January 1, 2018. The Company has yet to assess the amendments' full impact.

Amendments to IFRS 4, "Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts," were made to give all companies that issue insurance contracts the option to recognize in Other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The amendments to IFRS 4 apply prospectively for annual periods beginning on or after January 1, 2018. Based on Ahold Delhaize's current business model, the Company does not anticipate that the application of these amendments to IFRS 4 will have a significant effect on the future consolidated financial statements.

There are no other IFRSs or IFRIC interpretations that have been issued but are not yet effective that are expected to have a material effect on the future consolidated financial statements.

4 Acquisitions

Ahold Delhaize merger
On July 23, 2016, Ahold and Delhaize announced the completion of their merger, which became effective on July 24, 2016. With this merger, Ahold Delhaize has 21 local brands in 11 countries and employs 370,000 associates in over 6,500 grocery and specialty stores.

Key terms of the merger are:

- The merger took place through a cross-border legal merger of Delhaize into Ahold;
- Delhaize shareholders received 4.75 Ahold ordinary shares for each Delhaize ordinary share;
- €1 billion was returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the merger; and
- Ahold Delhaize is listed on the Amsterdam Stock Exchange and the Brussels Stock Exchange.

The merger has been accounted for as a business combination using the acquisition method of accounting under IFRS 3, with Ahold being identified as the acquirer.

Notes to the consolidated financial statements

continued

4 Acquisitions *continued*

Purchase consideration

The purchase consideration was €10,765 million. Goodwill recognized in the amount of €5,926 million, which at the date of this report is treated as non-deductible for tax purposes, represents expected synergies from the combination of the operations. The transaction is expected to be accretive to earnings in the first full year after completion, with all anticipated run-rate synergies to be fully realized in the third year after completion. One-off costs of €350 million will be required to achieve synergies.

Purchase consideration	€ million
Ordinary shares issued (i)	10,761
Amount attributable to purchase consideration in respect of replacement awards issued (ii)	4
Total purchase consideration	**10,765**

(i) Under the terms of the merger, Delhaize shareholders were offered 4.75 ordinary shares in the Company for each share held in Delhaize. On completion of the merger, 496,000,577 ordinary shares were issued. The fair value of the shares issued as part of the consideration paid was based on the published share price on July 23, 2016, of €21.695 per share.

(ii) In accordance with the terms of the merger agreement, the Company exchanged certain equity-settled share-based payment awards held by employees of Delhaize (the acquiree's awards) for equity-settled share-based payment awards of the Company (the replacement awards).

The total value of the replacement awards is €9 million. The consideration for the business combination includes €4 million transferred to employees of Delhaize when the acquiree's awards were substituted by the replacement awards, which relates to past service. The balance of €5 million will be recognized as post-acquisition compensation cost over the relevant service period.

Since the merger date, Delhaize contributed net sales of €11,001 million and a net income of €239 million (representing the results of the Delhaize operating entities plus any remaining head office and other charges from the Delhaize entities) to the 2016 results.

Assuming that the acquisition occurred on January 4, 2016, management reported on a pro forma basis consolidated net sales of €62,331 million through January 1, 2017, and consolidated pro forma net income of €1,078 million. The pro forma information is based on the historical Ahold and Delhaize quarters. The following main adjustments to the combined historical data were made to arrive at the pro forma information: i) exclusion of the performance of remedy stores and other divestments; ii) exclusion of merger transaction costs; iii) inclusion of purchase price allocation effects; iv) alignment of Global Support Office functions and related costs; and v) alignment of foreign exchange rates used in the translation of foreign group entities.

Acquisition-related costs

Ahold and Delhaize incurred transaction costs of €135 million for banking fees, legal fees and other professional fees, of which €62 million has been booked by Ahold and Delhaize in 2015 and €73 million in 2016. Transaction costs of €38 million (2015: €32 million) have been included in General and administrative expenses as Restructuring and related charges and other.

Notes to the consolidated financial statements
continued

4 Acquisitions *continued*

Net assets acquired

The following is a summary of the initial allocation of the fair value of the net assets acquired and the goodwill arising from the acquisitions during 2016. There were several measurement period adjustments recognized subsequent to the amounts initially recognized and reported in the third quarter of 2016. The measurement period adjustments presented below were retrospectively recognized as adjustments to the July 24, 2016, opening balance sheet.

€ million	Delhaize initially reported as of Closing Date	Measurement period adjustments	Delhaize per Closing Date	Other[1]	Total
Goodwill	5,926	–	5,926	31	**5,957**
Other intangibles	4,311	–	4,311	8	**4,319**
Property, plant and equipment (including investment property)	5,104	(3)	5,101	14	**5,115**
Deferred tax assets	7	(3)	4	2	**6**
Other non-current assets	97	1	98	–	**98**
Inventories	1,498	–	1,498	2	**1,500**
Assets held for sale	111	–	111	–	**111**
Cash and cash equivalent	2,280	–	2,280	–	**2,280**
Receivables & other current assets	1,015	4	1,019	–	**1,019**
Loans	(2,374)	–	(2,374)	–	**(2,374)**
Finance lease liabilities	(517)	–	(517)	(4)	**(521)**
Provisions non-current (including pensions)	(476)	6	(470)	–	**(470)**
Deferred tax liabilities	(1,427)	38	(1,389)	–	**(1,389)**
Other non-current liabilities	(236)	–	(236)	(6)	**(242)**
Accounts payable	(2,317)	2	(2,315)	(1)	**(2,316)**
Bank overdrafts	(993)	–	(993)	–	**(993)**
Liabilities held for sale	(37)	–	(37)	–	**(37)**
Other current liabilities	(1,207)	(45)	(1,252)	–	**(1,252)**
Total purchase consideration	10,765	–	10,765	46	**10,811**
Ordinary shares issued	(10,761)	–	(10,761)	–	**(10,761)**
Replacement awards issued	(4)	–	(4)	–	**(4)**
Cash acquired (excluding restricted cash)	(2,251)	–	(2,251)	–	**(2,251)**
Acquisition of business, net of cash	**(2,251)**	**–**	**(2,251)**	**46**	**(2,205)**

1 Represents other smaller acquisitions of stores in the Netherlands and the U.S. and follow up from the measurement of the A&P acquisition in the fourth quarter of 2015.

Notes to the consolidated financial statements
continued

4 Acquisitions *continued*

The valuation techniques used for measuring the fair value of material assets acquired and liabilities assumed were as follows:

- Property, plant and equipment: The fair value adjustments with respect to property, plant and equipment have been determined primarily through the combination of an income approach, which requires the estimation of the "income generating" capacity of the relevant assets and the return or yield that a market participant would apply to such assets; a cost approach, which requires the calculation of the depreciated replacement cost of the relevant assets; and a market approach, which requires the comparison of the subject assets to transactions involving comparable assets.

- Other intangible assets: The fair values of brand names and contractual relationships have been determined primarily through an income approach, which requires an estimate or forecast of future expected cash flows through either a relief from royalty or multi-period excess earnings approach.

- Other intangible assets – lease-related intangibles: The fair values of lease-related intangibles have been assessed through a market approach, which requires a comparison of contract and market prices.

- Deferred tax assets and liabilities: Deferred income tax assets and liabilities as of the merger date represented the expected future tax consequences of temporary differences between the fair values of the assets acquired and liabilities assumed and their tax bases. Deferred tax liabilities have been recognized in full except where the reversal of the temporary differences is within the control of the Company and these differences are not expected to reverse in the foreseeable future. Deferred tax assets have been recognized based on recoverability of the temporary differences and considering the tax planning strategies expected to be adopted by the Company.

- Inventory: The fair value of inventory is primarily the carrying value at the merger date on the basis that the carrying value of inventory at cost for a retailer represents the fair value that would be paid by a market participant in the retail sector.

- Assets held for sale – remedy stores: In order to get approval from competition authorities in the U.S. and Belgium, the Company has agreed to sell certain stores as part of the merger ("remedy stores"). The remedy stores have been presented as assets held for sale on the opening balance sheet and the purchase price allocated to these stores is based on the expected sales consideration, less any incremental costs directly attributable to the sale in accordance with IFRS 5.

- Loans: The fair value of debt was estimated primarily on the basis of "market-quoted rates" for the listed debt.

- Provisions – contingent liabilities: The provisions assumed as part of the net assets of the business combination include the fair value of contingent liabilities related to certain legal disputes as well as lease guarantees provided to lessors on certain stores which have been assigned or sold.

- The fair value of the contingent liability associated with the legal disputes is based on an assessment of the expected cash outflow and the probability of such an outflow. The timing associated with any settlement of these disputes is uncertain and therefore the expected cash outflow considering its probability has not been discounted.

- The fair value of the contingent liability associated with lease guarantees provided on sold or assigned stores is based on an evaluation of the counterparty's credit risk (i.e., the risk of the party on behalf of whom the guarantee is provided) and the re-let potential of the property linked to its location.

- Other receivables and liabilities: Other receivables and liabilities such as trade payables and receivables, other current and non-current assets and liabilities, provisions (other than contingent liabilities) and accruals are valued at the carrying values in Delhaize's books on the basis that the carrying value represented the fair value as of the merger date. The carrying value of trade receivables recorded in Delhaize's books included a provision relating to uncertain trade receivables where collectibility was not assured and these provisions have been included in the fair value assessment as of the merger date. No incremental fair value adjustments have been made to the carrying value of trade receivables recorded in Delhaize's books.

If new information is obtained within one year of the date of acquisition about any additional provisions or facts and circumstances that would lead to adjustments to the above amounts that existed at the date of acquisition, the accounting for the acquisition will be revised.

Notes to the consolidated financial statements
continued

5 Assets and liabilities held for sale and discontinued operations

Assets and liabilities held for sale

€ million	January 1, 2017	January 3, 2016
Non-current assets and disposal groups held for sale	**50**	3
Total assets held for sale	**50**	3
Liabilities related to assets held for sale	**9**	–

Assets held for sale and related liabilities at January 1, 2017, consist primarily of non-current assets and associated liabilities of stores (Ahold USA: €27 million with associated liabilities of €9 million, the Netherlands: €19 million). The balances at January 1, 2017, included property, plant and equipment, goodwill and associated liabilities of the remaining remedy stores to be divested (Ahold USA: €27 million, the Netherlands: €4 million). As part of the approval of the merger between Ahold and Delhaize Group by the U.S. Federal Trade Commission, Ahold and Delhaize subsidiaries entered into agreements to sell 86 stores in the United States. The approval of the Belgian Competition Authority was conditional upon the divestment of 13 stores and a limited number of projects in Belgium. Of the 86 stores in the United States, Ahold USA divested eight out of 15 stores and Delhaize America divested all of the 71 stores. The divestment of remedy stores resulted in an €18 million gain at Ahold USA. As part of the purchase price allocation, the property, plant and equipment and associated liabilities of Delhaize America's remedy stores were recognized at fair value. Therefore, the divestments resulted in an insignificant loss at Delhaize America. None of the 13 stores in Belgium (eight Albert Heijn stores and five Delhaize franchisee stores) have been divested yet. The Netherlands incurred an impairment charge of €6 million for the remedy stores held for sale.

In addition, Ahold Delhaize completed the sale of pet specialist shop chain Tom & Co with an insignificant divestment loss.

The remedy stores and Tom & Co do not represent discontinued operations.

Discontinued operations
Income (loss) from discontinued operations is specified as follows:

€ million	2016	2015
BI-LO / Bruno's	–	1
Other[1]	–	1
Results on divestments[2]	**–**	**2**
Income (loss) from discontinued operations, net of income taxes	**–**	**2**

1 Includes adjustments to the results on various other discontinued operations and past divestments.

2 Results on divestments are after net income tax expense of nil and €1 million in 2016 and 2015, respectively.

See *Note 28* for the reconciliation between results on divestments of discontinued operations and cash received.

Notes to the consolidated financial statements
continued

6 Segment reporting

Reportable segments

Ahold Delhaize's retail operations are presented in five reportable segments. In addition, Other retail, consisting of Ahold Delhaize's unconsolidated joint ventures JMR – Gestão de Empresas de Retalho, SGPS, S.A. ("JMR") and P.T. Lion Super Indo, LLC ("Super Indo"), and Ahold Delhaize's Global Support Office (previously called "Corporate Center") are presented separately. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in *Note 3*.

All reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the Reportable segment
Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod
Delhaize America	Food Lion and Hannaford
The Netherlands	Albert Heijn (including the Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com (including the Netherlands and Belgium)
Belgium	Delhaize (including Belgium and Luxembourg)
Central and Southeastern Europe	Albert (Czech Republic), Alfa Beta (Greece), Mega Image (Romania) and Delhaize Serbia (Republic of Serbia)

Other	Included in Other
Other retail	Unconsolidated joint ventures JMR (49%) and Super Indo (51%)
Global Support Office	Global Support Office staff (the Netherlands, Belgium, Switzerland and the United States)

Following the merger with Delhaize, the number of reportable segments increased due to the addition of reportable segments that consist of the Delhaize businesses merged into the Company: Delhaize America and Belgium. The Albert (Czech Republic) operating segment on which we previously reported separately is now aggregated into the Central and Southeastern Europe reportable segment together with operating segments in Greece, Romania and Serbia.

Net sales

€ million	2016	2015
Ahold USA	**23,845**	23,732
Delhaize America	**7,065**	–
The Netherlands	**13,101**	12,699
Belgium	**2,199**	–
Central and Southeastern Europe	**3,485**	1,772
Ahold Delhaize Group	**49,695**	38,203

Notes to the consolidated financial statements
continued

6 Segment reporting *continued*

Operating income

€ million	2016	2015
Ahold USA	**818**	878
Delhaize America	**218**	–
The Netherlands	**578**	557
Belgium	**51**	–
Central and Southeastern Europe	**125**	11
Global Support Office	**(206)**	(128)
Ahold Delhaize Group	**1,584**	1,318

Additions to property, plant and equipment, investment property, and intangible assets (including assets acquired through business combinations)

€ million	2016	2015
Ahold USA	**1,925**	770
Delhaize America	**8,440**	–
The Netherlands	**1,351**	342
Belgium	**3,086**	–
Central and Southeastern Europe	**1,845**	57
Global Support Office	**128**	3
Ahold Delhaize Group	**16,775**	1,172

Depreciation and amortization of property, plant and equipment, investment property, and intangible assets[1]

€ million	2016	2015
Ahold USA	**679**	665
Delhaize America	**222**	–
The Netherlands	**288**	272
Belgium	**64**	–
Central and Southeastern Europe	**95**	53
Global Support Office	**12**	3
Ahold Delhaize Group	**1,360**	993

1. The 2015 figures have been restated for the amortization of favorable lease-related intangible assets that are now reported as part of the rent expense and income – net account as explained in *Note* 3.

Notes to the consolidated financial statements
continued

6 Segment reporting *continued*

Net impairments of property, plant and equipment, investment property, and intangible assets

€ million	2016	2015
Ahold USA	78	20
Delhaize America	2	–
The Netherlands	21	19
Central and Southeastern Europe	3	–
Ahold Delhaize Group[1]	104	39

1 The impairment amount for 2016 includes €8 million of impairments relating to assets held for sale.

Non-current assets (property, plant and equipment, investment property, and intangible assets)

€ million	January 1, 2017	January 3, 2016
Ahold USA	7,492	6,129
Delhaize America	8,593	–
The Netherlands	3,476	2,460
Belgium	3,021	–
Central and Southeastern Europe	2,354	615
Global Support Office	108	21
Ahold Delhaize Group	25,044	9,225

Additional segment information
Segment results do not include significant non-cash items other than depreciation, amortization and impairment losses and reversals.

Segment information joint ventures – Other retail (JMR and Super Indo)
The information with respect to JMR and Super Indo is presented in *Note 14*.

Notes to the consolidated financial statements
continued

7 Net sales

€ million	2016	2015
Sales to retail customers	**43,545**	33,693
Sales and fees to franchisees and affiliates	**3,931**	2,751
Online sales	**1,991**	1,646
Wholesale sales	**91**	–
Other sales	**137**	113
Net sales	**49,695**	38,203

Net sales can be further analyzed as follows:

Percentage of net sales	2016	2015
Food: perishable	**46%**	46%
Food: non-perishable	**36%**	34%
Non-food	**12%**	12%
Pharmacy	**4%**	5%
Gasoline	**2%**	3%
Net sales	**100%**	100%

8 Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	2016	2015[1]
Cost of product	**34,846**	26,597
Labor costs	**7,196**	5,704
Other operational expenses	**3,852**	2,938
Depreciation and amortization	**1,360**	993
Rent expenses and income – net	**775**	632
Impairment losses and reversals – net	**104**	39
(Gains) losses on the sale of assets – net	**(22)**	(18)
Total expenses by nature	**48,111**	36,885

Comparative balances have been restated to conform to the current year's presentation.

Notes to the consolidated financial statements
continued

9 Net financial expenses

€ million	2016	2015
Interest income	**15**	5
Interest expense	**(273)**	(235)
Net interest expense on defined benefit pension plans	**(18)**	(14)
Gains (losses) on foreign exchange	**67**	(14)
Fair value gains (losses) on financial instruments	**(86)**	(2)
Other	**(246)**	(5)
Other financial expenses	**(265)**	(21)
Net financial expenses	**(541)**	(265)

Interest income primarily relates to interest earned on cash and cash equivalents and short-term cash deposits and similar instruments.

Interest expense primarily relates to financial liabilities measured at amortized cost (which include notes, finance lease liabilities, financing obligations and cumulative preferred financing shares), interest accretions to provisions, and amortization of the fair value allocation of the debt brought in through acquisitions (refer to *Note 4*).

Net interest expense on defined benefit pension plans is caused by the Company's pensions plans being in a liability position over 2016 and 2015.

Gains (losses) on foreign exchange on financial assets and liabilities are presented as part of net financial expenses. The gains on foreign exchange in 2016 mainly resulted from the remaining GBP 250 million of the original GBP 500 million notes. The gains (losses) on foreign exchange are offset by fair value losses on financial instruments from derivatives, primarily related to the remaining GBP 250 million notes (an interest rate and a U.S. dollar cross-currency swap), which do not qualify for hedge accounting treatment.

Foreign exchange results arising from the purchase of goods for sale or goods and services consumed in Ahold Delhaize's operations are included in cost of sales or in the appropriate element of operating expenses, respectively. In 2016, the Company recorded a net exchange gain (including the impact of foreign exchange hedging instruments) of €1 million in operating income (2015: loss of €1 million).

In 2016, the line item Other consists mainly of the one-off finance cost of €243 million relating to the buying back the JPY 33,000 million notes, see *Note 21*.

For more information on financial instruments, see *Note 30*.

Notes to the consolidated financial statements
continued

10 Income taxes

Income taxes on continuing operations

The following table specifies the current and deferred tax components of income taxes on continuing operations in the income statement:

€ million	2016	2015
Current income taxes		
Domestic taxes (the Netherlands)	**(45)**	(125)
Foreign taxes		
United States	**(163)**	(165)
Europe – Other	**(35)**	(1)
Total current tax expense	**(243)**	(291)
Deferred income taxes		
Domestic taxes (the Netherlands)	**17**	24
Foreign taxes		
United States	**(20)**	50
Europe – Other	**(1)**	(7)
Total deferred tax expense	**(4)**	67
Total income taxes on continuing operations	**(247)**	(224)

Effective income tax rate on continuing operations

Ahold Delhaize's effective tax rate in its consolidated income statement differed from the Netherlands' statutory income tax rate of 25.0%.

The following table reconciles the statutory income tax rate with the effective income tax rate in the consolidated income statement:

	2016		2015	
	€ million	Tax rate	€ million	Tax rate
Income before income taxes	**1,043**		1,053	
Income tax expense at statutory tax rate	**(261)**	**25.0%**	(263)	25.0%
Adjustments to arrive at effective income tax rate:				
Rate differential (local rates versus the statutory rate of the Netherlands)	**(6)**	**0.6%**	(26)	2.5%
Deferred tax income (expense) related to recognition of deferred tax assets – net	**7**	**(0.7)%**	29	(2.8)%
Reserves, (non-)deductibles and discrete items	**13**	**(1.2)%**	36	(3.4)%
Total income taxes	**(247)**	**23.7%**	(224)	21.3%

Rate differential indicates the effect of Ahold Delhaize's taxable income being generated and taxed in jurisdictions where tax rates differ from the statutory tax rate in the Netherlands. Reserves, (non-)deductibles and discrete items include one-time transactions.

10 Income taxes *continued*

Income taxes on discontinued operations

Current and deferred income tax related to discontinued operations amounted to a nil expense in 2016 and a €1 million expense in 2015 and has been included within the result from discontinued operations. The 2016 and 2015 current and deferred tax movements on discontinued operations are mainly related to the U.S. For further information, see *Notes 5* and *34*.

Deferred income tax

The significant components and annual movements of deferred income tax assets and liabilities as of January 1, 2017, and January 3, 2016, are as follows:

€ million	December 28, 2014	Recognized in income statement	Other	January 3, 2016	Recognized in income statement	Acquisitions through business combinations	Other	January 1, 2017
Leases and financings	261	(7)	33	287	(13)	148	17	**439**
Pensions and other post-employment benefits	218	(5)	53	266	3	126	53	**448**
Provisions	118	(9)	42	151	(6)	70	4	**219**
Derivatives	34	–	(3)	31	10	–	(41)	**–**
Interest	18	(6)	2	14	(38)	171	7	**154**
Other	33	–	(4)	29	(6)	32	(1)	**54**
Total gross deductible temporary differences	682	(27)	123	778	(50)	547	39	**1,314**
Unrecognized deductible temporary differences	(4)	–	–	(4)	–	(1)	–	**(5)**
Total recognized deductible temporary differences	678	(27)	123	774	(50)	546	39	**1,309**
Tax losses and tax credits	272	(19)	30	283	(21)	465	8	**735**
Unrecognized tax losses and tax credits	(115)	17	(13)	(111)	15	(275)	(2)	**(373)**
Total recognized tax losses and tax credits	157	(2)	17	172	(6)	190	6	**362**
Total net deferred tax asset position	835	(29)	140	946	(56)	736	45	**1,671**
Property, plant and equipment and intangible assets	(359)	92	(17)	(284)	53	(1,960)	(64)	**(2,255)**
Inventories	(125)	(2)	(17)	(144)	4	(107)	(10)	**(257)**
Derivatives	–	–	–	–	–	(40)	1	**(39)**
Other	(7)	6	1	–	(5)	(12)	1	**(16)**
Total deferred tax liabilities	(491)	96	(33)	(428)	52	(2,119)	(72)	**(2,567)**
Net deferred tax assets (liabilities)	344	67	107	518	(4)	(1,383)	(27)	**(896)**

The column "Other" in the table above includes amounts recorded in equity, divestments and exchange rate differences, as well as reclassifications between deferred tax components and the application of tax losses and tax credits against current year income tax payables.

10 Income taxes *continued*

Deferred income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to income taxes levied by the same fiscal authority. The deferred tax assets and liabilities are presented as non-current assets and liabilities on the balance sheet as follows:

€ million	January 1, 2017	January 3, 2016
Deferred tax assets	**700**	628
Deferred tax liabilities	**(1,596)**	(110)
Net deferred tax assets	**(896)**	518

As of January 1, 2017, Ahold Delhaize had operating and capital loss carryforwards of a total nominal amount of €4,245 million, mainly expiring between 2019 and 2034 (January 3, 2016: €2,110 million). The following table specifies the years in which Ahold Delhaize's operating and capital loss carryforwards and tax credits are scheduled to expire:

€ million	2017	2018	2019	2020	2021	2022-2026	2027-2031	After 2031	Does not expire	Total
Operating and capital losses (nominal value)	78	97	501	58	154	577	1,022	437	1,321	**4,245**
Operating and capital losses (tax value)	10	15	106	18	23	30	52	18	420	**692**
Tax credits	6	7	7	4	6	5	–	–	8	**43**
Tax losses and tax credits	16	22	113	22	29	35	52	18	428	**735**
Unrecognized tax losses and tax credits	(5)	(6)	(88)	(1)	(6)	(12)	(9)	(9)	(237)	**(373)**
Total recognized tax losses and tax credits	11	16	25	21	23	23	43	9	191	**362**

Operating and capital loss carryforwards related to one jurisdiction may not be used to offset income taxes in other jurisdictions. Of the loss carryforwards, €2,506 million relates to U.S. state taxes, for which a weighted average tax rate of 5.14% applies.

The majority of the abovementioned deferred tax assets relate to tax jurisdictions in which Ahold Delhaize has suffered a tax loss in the current or a preceding period. Significant judgment is required in determining whether deferred tax assets are realizable. Ahold Delhaize determines this on the basis of expected taxable profits arising from the reversal of recognized deferred tax liabilities and on the basis of budgets, cash flow forecasts and impairment models. Where utilization is not considered probable, deferred tax assets are not recognized.

No deferred income taxes are recognized on undistributed earnings of Ahold Delhaize's subsidiaries and joint ventures, as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized deferred income taxes was approximately €4,713 million at January 1, 2017.

Notes to the consolidated financial statements
continued

10 Income taxes *continued*
Income taxes in equity and comprehensive income
Current and deferred income taxes recognized in and transferred from equity and comprehensive income are as follows:

€ million	2016	2015
Share-based compensation	7	19
Cash flow hedges	(41)	(3)
Currency translation differences in foreign interests	–	(1)
Non-realized gains (losses) on financial investments available-for-sale	1	–
Remeasurement of defined benefit pension plans	47	11
Total	**14**	26

Notes to the consolidated financial statements

continued

11 Property, plant and equipment

€ million	Buildings and land[1]	Other[1]	Under construction	Total
As of December 28, 2014				
At cost	8,513	4,653	92	13,258
Accumulated depreciation and impairment losses	(3,894)	(3,214)	–	(7,108)
Carrying amount	**4,619**	**1,439**	**92**	**6,150**
Year ended January 3, 2016				
Additions	114	206	428	748
Transfers from under construction	182	227	(409)	–
Acquisitions through business combinations	116	19	–	135
Depreciation	(455)	(402)	–	(857)
Impairment losses	(15)	(13)	–	(28)
Impairment reversals	1	1	–	2
Assets classified to held for sale or sold	(12)	(4)	(1)	(17)
Other movements	22	(29)	–	(7)
Exchange rate differences	426	120	5	551
Closing carrying amount	**4,998**	**1,564**	**115**	**6,677**
As of January 3, 2016				
At cost	9,609	5,368	115	15,092
Accumulated depreciation and impairment losses	(4,611)	(3,804)	–	(8,415)
Carrying amount	**4,998**	**1,564**	**115**	**6,677**
Year ended January 1, 2017				
Additions	183	431	568	1,182
Transfers from under construction	253	218	(471)	–
Acquisitions through business combinations[2]	3,425	1,332	187	4,944
Depreciation	(593)	(564)	–	(1,157)
Impairment losses	(55)	(21)	(1)	(77)
Impairment reversals	5	1	–	6
Assets classified to held for sale or sold	(44)	(26)	(3)	(73)
Other movements	(8)	5	(1)	(4)
Exchange rate differences	194	74	4	272
Closing carrying amount	**8,358**	**3,014**	**398**	**11,770**
As of January 1, 2017				
At cost	13,640	7,231	399	21,270
Accumulated depreciation and impairment losses	(5,282)	(4,217)	(1)	(9,500)
Carrying amount	**8,358**	**3,014**	**398**	**11,770**

1   Balances and the movements for the previous year were re-grouped to align with the current year classification.

2   Included €4,930 million for the fair value of the property, plant and equipment recognized in connection with Ahold and Delhaize merger (see *Note 4*).

Notes to the consolidated financial statements
continued

11 Property, plant and equipment *continued*

Buildings and land includes stores, distribution centers, warehouses and improvements to these assets. "Other" property, plant and equipment mainly consists of furnishings, machinery and equipment, trucks, trailers and other vehicles. Assets under construction mainly consists of stores.

The higher of the value in use or fair value less cost of disposal represents an asset's recoverable amount. The value in use method involves estimating future cash flows. The present value of estimated future cash flows has been calculated using pre-tax discount rates ranging between 5.8% and 17.3% (2015: 6.3% – 12.7%). Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants and is generally measured by using an income approach or a market approach. The income approach is generally applied by using discounted cash flow projections based on the assets' highest and best use from a market participants' perspective. The market approach requires the comparison of the subject assets to transactions involving comparable assets by using inputs such as bid or ask prices or market multiples.

In 2016, Ahold Delhaize recognized net impairment losses of €71 million for property, plant and equipment (2015: €26 million). These were mainly related to Ahold USA (2016: €60 million, 2015: €17 million) and the Netherlands (2016: €6 million, 2015: €9 million) and were recognized for various operating and closed stores. In 2016, the fair value less cost of disposal was the recoverable amount in the determination of €40 million of the net impairment losses mainly relating to remedy and other divestment stores (2015: €2 million of the net impairment losses). As part of approval of the merger between Ahold and Delhaize Group by the U.S. Federal Trade Commission, Ahold USA entered into agreements to sell 15 stores ("remedy stores," see *Note 5*). In addition to remedy stores, Ahold USA intends to divest another 10 stores in the Richmond area ("other divestment stores"). Ahold USA incurred net impairment charges of €17 million in total for the property, plant and equipment of the remedy stores before they were classified as held for sale and a €3 million impairment for the stores' associated fixed assets to be abandoned. Impairments for the property, plant and equipment of the other divestment stores of Ahold USA amounted to €20 million. The impairments related to remedy and other divestment stores were mainly based on the bid prices received.

The additions to property, plant and equipment include capitalized borrowing costs of €1 million (2015: €1 million). Generally, the capitalization rate used to determine the amount of capitalized borrowing costs is a weighted average of the interest rate applicable to the respective operating companies. This rate ranged between 1.8% and 10.6% (2015: 2.3% – 3.8%).

Other movements mainly include transfers between asset classes and transfers to investment property.

The carrying amount of land and buildings includes amounts related to assets held under finance leases and financings of €1,323 million and €210 million, respectively (January 3, 2016: €987 million and €218 million). In addition, the carrying amount of other property, plant and equipment includes an amount of €37 million (January 3, 2016: €6 million) relating to assets held under finance leases. Ahold Delhaize does not have legal title to these assets.

Company-owned property, plant and equipment with a carrying amount of €51 million (January 3, 2016: €48 million) has been pledged as security for liabilities, mainly for loans.

Notes to the consolidated financial statements
continued

12 Investment property

€ million	2016	2015
At the beginning of the year		
At cost	**934**	893
Accumulated depreciation and impairment losses	**(354)**	(333)
Carrying amount	**580**	560
Additions	**10**	15
Acquisitions through business combinations[1]	**171**	–
Depreciation	**(28)**	(25)
Impairment losses and reversals – net	**(10)**	(3)
Assets classified to held for sale or sold	**(15)**	(20)
Transfers from property, plant and equipment and lease-related intangibles	**1**	4
Exchange rate differences	**18**	49
Closing carrying amount	**727**	580
At the end of the year		
At cost	**1,119**	934
Accumulated depreciation and impairment losses	**(392)**	(354)
Carrying amount	**727**	580

1 Included €171 million for the fair value of the investment property recognized in connection with the merger between Ahold and Delhaize (see *Note 4*).

A significant portion of the Company's investment property comprises shopping centers containing both an Ahold Delhaize store and third-party retail units. The third-party retail units generate rental income, but are primarily of strategic importance to Ahold Delhaize in its retail operations. Ahold Delhaize recognizes the part of a shopping center leased to a third-party retailer as investment property, unless it represents an insignificant portion of the property.

In 2016, Ahold Delhaize recognized net impairment losses of €10 million. These were related to Ahold USA (€10 million).

The carrying amount of investment property includes an amount related to assets held under finance leases and financings of €35 million and €42 million (January 3, 2016: €25 million and €43 million), respectively. Ahold Delhaize does not have legal title to these assets. Company-owned investment property with a carrying amount of €93 million (January 3, 2016: €79 million) has been pledged as security for liabilities, mainly for loans.

Notes to the consolidated financial statements
continued

12 Investment property *continued*

The fair value of investment property as of January 1, 2017, amounted to approximately €937 million (January 3, 2016: €772 million). Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants and has generally been measured by using an income or market approach. Approximately 70% of Ahold Delhaize's fair value measurements are categorized within Level 2. The most significant inputs into this valuation approach are observable market retail yields and tenant rents to calculate the fair value. The remaining fair value measurements which are categorized within Level 3 primarily include the fair value measurements based on the Company's own valuation methods and the fair value for certain mixed-use properties and properties held for strategic purposes. For certain mixed-use properties and properties held for strategic purposes, Ahold Delhaize cannot determine the fair value of the investment property reliably. In such cases, the fair value is assumed to be equal to the carrying amount.

Rental income from investment property included in the income statement in 2016 amounted to €76 million (2015: €70 million). Direct operating expenses (including repairs and maintenance but excluding depreciation expense) arising from rental-income-generating and non-rent-generating investment property in 2016 amounted to €35 million (2015: €34 million).

Notes to the consolidated financial statements
continued

13 Intangible assets

€ million	Goodwill	Lease-related intangibles	Software	Customer relationships	Brand names	Other	Under development	Total
As of December 28, 2014								
At cost	1,039	268	828	127	86	306	61	2,715
Accumulated amortization and impairment losses	(8)	(186)	(596)	(60)	–	(102)	–	(952)
Carrying amount	**1,031**	**82**	**232**	**67**	**86**	**204**	**61**	**1,763**
Year ended January 3, 2016								
Additions	–	–	37	2	–	14	62	115
Transfers from under development	–	–	79	–	–	7	(86)	–
Acquisitions through business combinations	174	43	–	6	–	(64)	–	159
Amortization	–	–	(91)	(6)	–	(14)	–	(111)
Release of favorable leases	–	(11)	–	–	–	–	–	(11)
Impairments and write-downs	–	(1)	–	–	–	(12)	–	(13)
Impairment reversals	–	–	–	–	–	3	–	3
Assets classified to held for sale or sold	(6)	–	–	–	–	–	–	(6)
Other movements	(3)	2	1	–	–	3	–	3
Exchange rate differences	40	9	6	–	–	9	2	66
Closing carrying amount	**1,236**	**124**	**264**	**69**	**86**	**150**	**39**	**1,968**
As of January 3, 2016								
At cost	1,241	340	921	141	86	273	39	3,041
Accumulated amortization and impairment losses	(5)	(216)	(657)	(72)	–	(123)	–	(1,073)
Carrying amount	**1,236**	**124**	**264**	**69**	**86**	**150**	**39**	**1,968**
Year ended January 1, 2017								
Additions	–	–	81	1	–	14	96	192
Transfers from under development	–	–	102	–	–	–	(102)	–
Acquisitions through business combinations	5,957	157	208	78	3,196	658	22	10,276
Amortization	–	–	(137)	(10)	(1)	(24)	(3)	(175)
Release of favorable leases	–	(21)	–	–	–	–	–	(21)
Impairments	(5)	(2)	(6)	–	–	(2)	–	(15)
Assets classified to held for sale or sold	(9)	(1)	–	–	–	–	–	(10)
Other movements	3	–	–	–	–	(3)	–	–
Exchange rate differences	213	9	6	3	97	2	2	332
Closing carrying amount	**7,395**	**266**	**518**	**141**	**3,378**	**795**	**54**	**12,547**
As of January 1, 2017								
At cost	7,405	505	1,317	223	3,379	942	54	13,825
Accumulated amortization and impairment losses	(10)	(239)	(799)	(82)	(1)	(147)	–	(1,278)
Carrying amount	**7,395**	**266**	**518**	**141**	**3,378**	**795**	**54**	**12,547**

Notes to the consolidated financial statements

continued

13 Intangible assets *continued*

In connection with the merger of Ahold and Delhaize Group, Ahold Delhaize recognized €5,926 million of goodwill (see *Note 4* for more details). Goodwill recognized on acquisitions in 2015 relates mainly to the acquisition of A&P stores in the United States (allocated to Stop & Shop New York Metro) and C1000 stores in the Netherlands (allocated to Albert Heijn).

Goodwill acquired in business combinations is allocated, at acquisition, to the cash-generating units (CGUs) or groups of CGUs expected to benefit from that business combination. The carrying amounts of goodwill allocated to CGUs within Ahold Delhaize's reportable segments are as follows:

€ million		Goodwill arising from 2016 business acquisitions	January 1, 2017	January 3, 2016
Reportable segment	**Cash-generating unit**			
Ahold USA	Stop & Shop New England	440	**478**	16
	Stop & Shop New York Metro	363	**507**	124
	Giant Carlisle	293	**569**	264
	Giant Landover	332	**357**	9
	Peapod	–	**25**	24
Delhaize America	Food Lion	1,035	**1,082**	–
	Hannaford	1,828	**1,914**	–
The Netherlands	Albert Heijn (including the Netherlands, Belgium and Germany)	954	**1,409**	456
	bol.com (including the Netherlands and Belgium)	–	**201**	201
	Etos	–	**8**	8
	Gall & Gall	–	**1**	1
Belgium	Delhaize (including Belgium and Luxembourg)	404	**404**	–
Central and Southeastern Europe	Albert (Czech Republic)	37	**171**	133
	Alfa Beta (Greece)	133	**133**	–
	Mega Image (Romania)	127	**125**	–
	Delhaize Serbia (Republic of Serbia)	11	**11**	–
Ahold Delhaize Group		5,957	**7,395**	1,236

CGUs to which goodwill has been allocated are tested for impairment annually or more frequently if there are indications that a particular CGU might be impaired. During the purchase price allocation, the fair value of Delhaize's CGUs was determined based on their respective business enterprise values by discounting the projected cash flows of these CGUs. There were no significant changes to those projected cash flows after the merger date.

Notes to the consolidated financial statements
continued

13 Intangible assets *continued*

The recoverable amount of each CGU is determined based on value in use calculations. Value in use is determined using discounted cash flow projections that generally cover a period of three years and are based on the financial plans approved by the Company's management. Due to the expected continuation of high growth in the relevant online retail markets, we project cash flow for bol.com and Peapod over 10-year periods to better reflect the growth expectations in sales, profitability and cash generation after the first three-year projection period. The key assumptions for the value-in-use calculations relate to discount rate, sales growth and operating margin. The post-tax rates used to discount the projected cash flows reflect specific risks relating to relevant CGUs and are 6.1% for Ahold USA, 5.1% for The Netherlands, 9.5% for bol.com and 6.4% for the Czech Republic. The pre-tax discount rates are 10.2% for Ahold USA, 8.7% for Peapod, 6.8% for The Netherlands, 11.5% for bol.com and 7.9% for the Czech Republic. The value in use for the CGUs would be the same as that which would be derived from discounting pre-tax cash flows at these pre-tax discount rates. The sales growth rates and operating margins used to estimate future performance are based on past performance and our experience of growth rates and operating margins achievable in Ahold Delhaize's main markets. The average annual compound sales growth rates applied in the projected periods ranged between 14.3% and 14.5% for the CGUs of our online business and between 1.6% and 3.1% for the other CGUs. The average operating margins applied in the projected periods ranged between 0.2% and 1.8% for the CGUs of our online business and between 2.6% and 5.2% for the other CGUs. Growth rates used to extrapolate cash flows beyond the explicit forecast period are set such that the return on invested capital never exceeds the weighted average cost of capital of the CGUs.

Lease-related intangible assets consist primarily of favorable operating lease contracts acquired in business acquisitions. Customer relationships consist primarily of pharmacy scripts and customer lists recognized through the acquisition of bol.com in 2012. Brand names refer to the banner names as well as certain private label brands. Ahold Delhaize brands play an important role in the Company's business strategy. Ahold Delhaize believes that there is currently no foreseeable limit to the period over which the brands (excluding private label brands) are expected to generate net cash inflows and therefore they are assessed to have an indefinite useful life. The assets are tested for impairment in accordance with the policies as stated in *Note 3*. "Other" mainly includes intangible assets related to relationships with franchisees and affiliates recognized in connection with Ahold Delhaize merger, location development rights, deed restrictions and similar assets. Included in "Other" is an intangible asset allocated to Stop & Shop New England with an indefinite useful life and a carrying value of €33 million (2015: €32 million). The useful life of this asset is assessed to be indefinite since it relates to the land portion of an owned location. Intangible assets under development relate mainly to software development.

Notes to the consolidated financial statements
continued

14 Investments in joint ventures and associates

In 1992, Ahold Delhaize partnered with Jerónimo Martins, SGPS, S.A. in the joint venture JMR – Gestão de Empresas de Retalho, SGPS, S.A. ("JMR"). Ahold Delhaize holds 49% of the shares in JMR and shares equal voting power on JMR's board of directors with Jerónimo Martins, SGPS, S.A. JMR operates food retail stores in Portugal under the brand name Pingo Doce. Ahold Delhaize holds 51% of the shares in P.T. Lion Super Indo, LLC ("Super Indo"). Super Indo operates supermarkets in Indonesia. JMR and Super Indo are joint ventures and are accounted for using the equity method. There are no quoted market prices available.

Ahold Delhaize is also a partner in various smaller joint arrangements and associates that are individually not material to the Group.

Changes in the carrying amount of Ahold Delhaize's interest in joint ventures and associates are as follows:

€ million	JMR 2016	Super Indo 2016	Other 2016	Total 2016	JMR 2015	Other 2015	Total 2015
Beginning of the year	181	–	31	212	173	33	206
Brought through acquisition	–	51	–	51	–	–	–
Share in income (loss) of joint ventures	22	4	8	34	24	(4)	20
Dividend	(17)	–	(2)	(19)	(17)	(4)	(21)
Share of other comprehensive income (loss)	–	–	–	–	1	–	1
Other changes in equity of joint ventures	(5)	–	–	(5)	–	3	3
Exchange rate differences	–	1	–	1	–	3	3
End of the year	**181**	**56**	**37**	**274**	181	31	212

Share in income (loss) from continuing operations for Ahold Delhaize's interests in all individually immaterial joint ventures was an income of €8 million (2015: €4 million loss) and nil for individually immaterial associates (2015: nil).

Notes to the consolidated financial statements *continued*

14 Investments in joint ventures and associates *continued*

Set out below is the summarized financial information for JMR and Super Indo (on a 100% basis).

€ million	JMR January 1, 2017	JMR January 3, 2016	Super Indo January 1, 2017
Summarized balance sheet			
Current			
Cash and cash equivalents	**56**	51	**59**
Other current assets	**360**	336	**45**
Total current assets	**416**	387	**104**
Financial liabilities (excluding trade payables)	**(210)**	(20)	**–**
Other current liabilities	**(979)**	(976)	**(67)**
Total current liabilities	**(1,189)**	(996)	**(67)**
Non-current			
Assets	**1,178**	1,151	**57**
Financial liabilities	**–**	(150)	**–**
Other liabilities	**(31)**	(29)	**(5)**
Total non-current liabilities	**(31)**	(179)	**(5)**
Net assets	**374**	363	**89**
Net assets attributable to the joint venture	**368**	369	**89**
Net assets attributable to non-controlling interest	**6**	(6)	**–**

€ million	JMR 2016	JMR 2015	Super Indo 2016
Summarized statement of comprehensive income			
Net sales	**3,924**	3,743	**165**
Depreciation and amortization	**(98)**	(99)	**(4)**
Interest expense	**(2)**	(9)	**–**
Income tax expense	**(21)**	(19)	**(2)**
Income from continuing operations	**46**	47	**8**
Net income	**46**	47	**8**
Net income attributable to the joint venture	**44**	48	**8**
Net income (loss) attributable to non-controlling interest	**2**	(1)	**–**
Other comprehensive income	**–**	1	**–**
Total comprehensive income attributable to the joint venture	**44**	49	**8**

14 Investments in joint ventures and associates *continued*

The information presented below represents a reconciliation of the summarized financial information presented above to the carrying amount of JMR and Super Indo.

€ million	JMR 2016	JMR 2015	Super Indo 2016
Opening net assets attributable to the joint venture	369	354	–
Net assets acquired through business combinations	–	–	79
Net income	44	48	8
Other comprehensive income	–	1	–
Dividend	(35)	(34)	–
Transactions with non-controlling interest	(10)	–	–
Exchange differences	–	–	2
Closing net assets attributable to the joint venture	**368**	369	89
Interest in joint venture	49%	49%	51%
Goodwill	–	–	11
Carrying value	**181**	181	56

Transactions with non-controlling interest relate to JMR's acquisition of certain non-controlling interest in its Madeira retail operations.

Commitments and contingent liabilities in respect of joint ventures and associates
There are no contingent liabilities or significant restrictions relating to the Company's interest in the joint ventures and associates. The commitments are presented in *Note 34*.

15 Other non-current financial assets

€ million	January 1, 2017	January 3, 2016
Derivative financial instruments	–	338
Reinsurance assets	145	135
Loans receivable	53	31
Other	18	12
Total other non-current financial assets	**216**	516

For more information on derivative financial instruments and fair values, see *Note 30*.

Of the non-current loans receivable, €25 million matures between one and five years and €28 million after five years (January 3, 2016: €14 million between one and five years and €17 million after five years). The current portion of loans receivable of €12 million is included in Other receivables (January 3, 2016: €10 million) (see *Note 17*).

Part of the self-insured risk is ceded under a reinsurance treaty, which is a pooling arrangement between unrelated companies. At the same time, Ahold Delhaize assumes a share of the reinsurance treaty risks that is measured by Ahold Delhaize's participation percentage in the treaty. The participation percentage is the ratio of premium paid by Ahold Delhaize to the total premium paid by all treaty members. In connection with this pooling arrangement, the Company recognizes reinsurance assets and reinsurance liabilities (see also *Notes 18, 22* and *26*) on its balance sheet. There were no significant gains or losses related to this pooling arrangement during 2016 or 2015.

Notes to the consolidated financial statements
continued

16 Inventories

€ million	January 1, 2017	January 3, 2016
Finished products and merchandise inventories	**3,233**	1,636
Raw materials, packaging materials, technical supplies and other	**55**	40
Total inventories	**3,288**	1,676

In 2016, €1,071 million has been recognized as a write-off of inventories in the income statement (2015: €793 million). The write-off of inventories is Ahold Delhaize's best estimate based on significant assumptions applied to certain products measured using the retail method.

17 Receivables

€ million	January 1, 2017	January 3, 2016
Trade receivables	**952**	416
Vendor allowance receivables	**442**	260
Other receivables	**270**	181
	1,664	857
Provision for impairment	**(76)**	(20)
Total receivables	**1,588**	837

The receivable balances are presented net of accounts payable subject to an enforceable netting arrangement between the Company and the counterparty. The total effect of netting as of January 1, 2017, is €230 million (January 3, 2016: €142 million).

At January 1, 2017, the aging analysis of receivables was as follows:

			Past due			
€ million	Total	Not past due	0–3 months	3–6 months	6–12 months	> 12 months
Trade receivables	952	736	121	25	29	41
Vendor allowance receivables	442	321	88	19	12	2
Other receivables	270	174	52	23	7	14
	1,664	1,231	261	67	48	57
Provision for impairment	(76)	(11)	(12)	(5)	(11)	(37)
Total receivables	**1,588**	**1,220**	**249**	**62**	**37**	**20**

Notes to the consolidated financial statements

continued

17 Receivables *continued*

At January 3, 2016, the aging analysis of receivables was as follows:

| | | | | | Past due | |
€ million	Total	Not past due	0–3 months	3–6 months	6–12 months	> 12 months
Trade receivables	416	329	57	7	3	20
Vendor allowance receivables	260	214	40	4	1	1
Other receivables	181	107	43	22	5	4
	857	650	140	33	9	25
Provision for impairment	(20)	–	(2)	(2)	(2)	(14)
Total receivables	**837**	**650**	**138**	**31**	**7**	**11**

Receivables that were past due but not impaired relate to a number of independent customers for whom there is no recent history of default.

The concentration of credit risk with respect to receivables is limited, as the Company's customer base and vendor base are large and unrelated. The Company does not hold any significant collateral on its receivables. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment, based on the aging analysis performed as of January 1, 2017. For more information about credit risk, see *Note 30*.

The changes in the provision for impairment were as follows:

€ million	2016	2015
Beginning of the year	**(20)**	(20)
Acquisitions through business combinations	**(53)**	–
Released (charged) to income	**(14)**	(11)
Used	**11**	11
End of the year	**(76)**	(20)

Notes to the consolidated financial statements
continued

18 Other current financial assets

€ million	January 1, 2017	January 3, 2016
Derivative financial instruments – current portion	**299**	–
Available-for-sale financial assets – current portion	**175**	–
Short-term deposits and similar instruments	**110**	528
Reinsurance assets – current portion (see *Note 15*)	**75**	68
Other	**18**	–
Total other current financial assets	**677**	596

The derivative financial instruments – current portion includes the interest and the cross-currency swaps related to GBP 250 notes (due March 2017) classified as current as per year-end (see *Note 30*).

The Available-for-sale financial assets relate primarily to investments in U.S. Treasury bond funds which are held by one of the Company's captive insurance companies (see *Note 24*).

As of January 1, 2017, short-term deposits and similar instruments included short-term investments with a maturity at acquisition of between three and 12 months. Of the short-term deposits and similar instruments as of January 1, 2017, €10 million was restricted (January 3, 2016: €10 million). The restricted investments are held for insurance purposes for U.S. workers' compensation and general liability programs.

The line item "Other" includes cash collateral posted on net liability positions of derivative financial instruments.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. In both 2016 and 2015, none of the financial assets were either past due or impaired.

Notes to the consolidated financial statements

continued

19 Cash and cash equivalents

€ million	January 1, 2017	January 3, 2016[1]
Cash in banks and cash equivalents	**3,718**	1,557
Cash on hand	**314**	269
Total cash and cash equivalents	**4,032**	1,826

1 Balances for the prior year have been adjusted to align with the current year classification.

Of the cash and cash equivalents as of January 1, 2017, €42 million was restricted (January 3, 2016: €7 million) and consisted of collateral in connection with third-party money transfer services provided at our stores (€29 million) as well as cash held in escrow accounts mainly related to pending litigation, obligations related to business disposals and construction activities.

Cash and cash equivalents include €1,184 million (January 3, 2016: nil) held under a notional cash pooling arrangement. This cash amount was fully offset by an identical amount included under Other current financial liabilities. From an operational perspective, the balances in the cash pool are netted. However, in accordance with the guidance of IAS 32 regarding the offsetting of debit and credit balances for financial reporting purposes, these balances have to be presented on a gross basis on the balance sheet (see *Notes 26* and *30*).

Ahold Delhaize's banking arrangements allow the Company to fund outstanding checks when presented to the bank for payment. This cash management practice may result in a net cash book overdraft position, which occurs when the total issued checks exceed available cash balances within the Company's cash concentration structure. Such book overdrafts are classified in accounts payable and amounted to €217 million and €216 million as of January 1, 2017, and January 3, 2016, respectively. No right to offset with other bank balances exists for these book overdraft positions.

Notes to the consolidated financial statements

continued

20 Equity attributable to common shareholders

Shares and share capital

Authorized share capital comprises the following classes of shares:

€ million	January 1, 2017	January 3, 2016
Common shares (2016: 1,921,000,000 of €0.01 par value each, and 2015: 1,171,000,000 of €0.01 par value each)	**19**	12
Cumulative preferred shares (2016: 2,250,000,000 of €0.01 par value each, and 2015: 30,000 of €500 par value each)	**23**	15
Total authorized share capital	**42**	27

In addition, Ahold Delhaize has cumulative preferred financing shares outstanding. These cumulative preferred financing shares are considered debt under IFRS until the date that Ahold Delhaize receives irrevocable notification from a holder of cumulative preferred financing shares to convert these shares into common shares. Upon this notification, the cumulative preferred financing shares are classified as a separate class of equity since they no longer meet the definition of a liability. For disclosures regarding Ahold Delhaize's cumulative preferred financing shares, see *Note 22.*

Common shares and additional paid-in capital

Changes in the number of common shares and the number of treasury shares were as follows:

	Number of common shares issued and fully paid (x 1,000)	Number of treasury shares (x 1,000)	Number of common shares outstanding (x 1,000)
Balance as of December 28, 2014	**894,373**	**71,776**	**822,597**
Share buyback	–	8,795	(8,795)
Cancellation of treasury shares	(60,000)	(60,000)	–
Share-based payments	–	(4,669)	4,669
Balance as of January 3, 2016	**834,373**	**15,902**	**818,471**
Reverse stock split	(49,081)	(574)	(48,507)
Issuance of shares	496,001	–	496,001
Share-based payments	–	(6,311)	6,311
Balance as of January 1, 2017	**1,281,293**	**9,017**	**1,272,276**

Dividends on common shares

On April 19, 2016, the General Meeting of Shareholders approved the dividend over 2015 of €0.52 per common share (€429 million in the aggregate). This dividend was paid on May 4, 2016. The Management Board, with the approval of the Supervisory Board, proposes that a dividend of €0.57 per common share be paid in 2017 with respect to 2016. This dividend is subject to approval by the General Meeting of Shareholders and has not been included as a liability on the consolidated balance sheet as of January 1, 2017. The payment of this dividend will not have income tax consequences for the Company.

Share buyback and capital repayment and reverse stock split

On February 26, 2015, the Company announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company's own shares were repurchased in the first half of 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement that Ahold intended to merge with Delhaize, the share buyback program was terminated in 2015.

Of the total shares repurchased, 60,000,000 were cancelled on July 7, 2015.

Notes to the consolidated financial statements
continued

20 Equity attributable to common shareholders *continued*

On March 14, 2016, the merger between Ahold and Delhaize, including a capital repayment and reverse stock split, was approved at an Extraordinary General Meeting of Shareholders. The merger between Ahold and Delhaize became effective on July 24, 2016.

On July 18, 2016, every 17 issued common shares were consolidated into 16 common shares, which reduced the total number of common shares outstanding by 48,507,004 shares. The capital repayment of €1.29 per remaining share, €1,001 million in the aggregate (excluding transaction costs) was paid on July 21, 2016.

As consideration, Delhaize shareholders received 4.75 Ahold common shares for each issued and outstanding Delhaize common share, which increased the number of common shares outstanding by 496,000,577 shares.

On January 9, 2017, the Company commenced the €1 billion share buyback program that was announced on December 7, 2016. The program is expected to be completed before the end of 2017.

Share-based payments

Share-based payments recognized in equity in the amount of €74 million (2015: €66 million) relate to the 2016 GRO share-based compensation expenses (see *Note 32*) and the associated current and deferred income taxes, as well as an amount attributable to the purchase consideration for replacement awards issued (see *Note 4*).

Cumulative preferred shares

The Company's Articles of Association provide for the possible issuance of cumulative preferred shares. The Company believes that its ability to issue this class of shares could prevent, or at least delay, an attempt by a potential bidder to make a hostile takeover bid. However, according to Dutch law, a response device is limited in time and therefore cannot permanently block a take-over of the company concerned. Instead, it aims to facilitate an orderly process in which the interests of the continuity of the company, its shareholders and other stakeholders are safeguarded in the best way possible. Moreover, outside the scope of a public offer, but also under other circumstances, the ability to issue this class of shares may safeguard the interests of the Company and all stakeholders in the Company and resist influences that might conflict with those interests by affecting the Company's continuity, independence or identity. No cumulative preferred shares were outstanding as of January 1, 2017, or during 2016 and 2015.

In March 1989, the Company entered into an agreement with Stichting Ahold Continuïteit (SAC) as amended and restated in April 1994, March 1997, December 2001, and December 2003 (the Option Agreement). Pursuant to the Option Agreement, SAC was granted an option for no consideration to acquire cumulative preferred shares from the Company, from time to time until December 2018. The Option Agreement entitles SAC, under certain circumstances, to acquire cumulative preferred shares from the Company up to a total par value that is equal to the total par value of all issued and outstanding shares of Ahold Delhaize's share capital, excluding cumulative preferred shares, at the time of exercising the option. In case the authorized share capital of the Company is amended during the term of the option, the Option Agreement provides for a corresponding change of the total par value of cumulative preferred shares under option. The holders of the cumulative preferred shares are entitled to one vote per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-in to purchase the cumulative preferred shares. The percentage to be applied is the sum of (1) the average basic refinancing transaction interest rate as set by the European Central Bank – measured by the number of days during which that rate was in force in the fiscal year over which the dividend is paid – plus 2.1%, and (2) the average interest surcharge rate – measured by the number of days during which that rate was in force in the fiscal year over which the dividend is paid – that would be charged by the largest credit institution in the Netherlands (based on the balance sheet total as of the close of the fiscal year immediately preceding the fiscal year over which the dividend is paid). The minimum percentage to be applied is 5.75%. Subject to limited exceptions, any potential transfer of cumulative preferred shares requires the approval of the Management Board. Cumulative preferred shares can only be issued in a registered form. The Company may stipulate that only 25% of the par value will be paid upon subscription to cumulative preferred shares until payment in full is later required by the Company. SAC would then only be entitled to a market-based interest return on its investment.

Notes to the consolidated financial statements *continued*

20 Equity attributable to common shareholders *continued*

SAC is a foundation organized under the laws of the Netherlands. Its purpose under its articles is to safeguard the interests of the Company and all stakeholders in the Company and to resist, to the best of its ability, influences that might conflict with those interests by affecting the Company's continuity, independence or identity. SAC seeks to realize its objectives by acquiring and holding cumulative preferred shares and by exercising the rights attached to these shares, including the voting rights. The SAC board has four members, who are appointed by the board of SAC itself.

If the board of SAC considers acquiring cumulative preferred shares or exercising voting rights on cumulative preferred shares, it will make an independent assessment and, pursuant to Dutch law, it must ensure that its actions are proportional and reasonable. If SAC acquires cumulative preferred shares, it will only hold them for a limited period of time. These principles are in line with Dutch law, which only allows response measures that are proportionate, reasonable and limited in time. In the case of liquidation, the SAC board will decide on the use of any remaining residual assets.

Legal reserves
In accordance with the Dutch Civil Code and statutory requirements in other countries, legal reserves have to be established in certain circumstances. Legal reserves are not available for distribution to the Company's shareholders. The currency translation reserve, cash flow hedging reserve and other reserves include non-distributable amounts. Of the total equity as per January 1, 2017, of €16,276 million, an amount of €1,130 million is non-distributable (January 3, 2016: €579 million out of total equity of €5,622 million). See *Note 10* to the parent company financial statements for more detail on the legal reserves.

Notes to the consolidated financial statements
continued

21 Loans and credit facilities

The notes in the table below were issued by Ahold Delhaize or one of its subsidiaries, the latter of which are guaranteed by Ahold Delhaize unless otherwise noted. The amortization of the fair-value allocation to the debt acquired through business combinations is allocated to the respective maturity brackets (see *Note 4*).

€ million, unless otherwise stated	Outstanding notional redemption amount January 1, 2017		Current portion within 1 year	Non-current portion		Total January 1, 2017	Current portion within 1 year	Non-current portion		Total January 3, 2016
				Between 1 and 5 years	After 5 years			Between 1 and 5 years	After 5 years	
GBP 500 notes 6.50%, due 2017[1]	GBP	250	292	–	–	292		334	–	334
USD 450 notes 6.50%, due 2017[2]	USD	172	168	–	–	168	–	–	–	–
EUR 400 notes 4.25%, due 2018[2]	EUR	400	16	413	–	429	–	–	–	–
USD 300 notes 4.125%, due 2019[2]	USD	130	3	127	–	130	–	–	–	–
USD 94 indebtedness 7.82%, due 2020	USD	28	10	17	–	27	9	26	–	35
EUR 400 notes 3.125%, due 2020[2]	EUR	400	12	426	–	438	–	–	–	–
USD 71 indebtedness 8.62%, due 2025	USD	71	–	21	47	68	–	8	57	65
USD 71 notes 8.05%, due 2027[2]	USD	71	2	8	81	91	–	–	–	–
USD 500 notes 6.875%, due 2029	USD	500	–	–	475	475	–	–	460	460
USD 271 notes 9.00%, due 2031[2]	USD	271	5	23	333	361	–	–	–	–
JPY 33,000 notes LIBOR plus 1.5%, due 2031		–	–	–	–	–	–	–	253	253
USD 827 notes 5.70%, due 2040[2]	USD	827	4	20	935	959	–	–	–	–
Deferred financing costs		–	–	(2)	(2)	(4)	–	(1)	(2)	(3)
Total notes			512	1,053	1,869	3,434	9	367	768	1,144
Other loans			2	–	3	5	–	1	2	3
Financing obligations[3]			23	115	247	385	22	102	273	397
Mortgages payable[4]			2	15	9	26	–	2	7	9
Total loans			539	1,183	2,128	3,850	31	472	1,050	1,553

1　During 2005, the Company bought back GBP 250 million of the notes. The remaining notional redemption amount of GBP 250 million (€293 million) has been netted with €1 million as per January 1, 2017 (January 3, 2016: €6 million), representing an amount, amortized over the remaining terms of the notes, that relates to a hedging instrument that stopped qualifying for fair-value hedge accounting. The remaining notional amount of the GBP 250 million was swapped to U.S. dollar (see *Note 30* for additional information).

2　Acquired through business combinations (refer to *Note 4*).

3　The weighted average interest rate for the financing obligations amounted to 7.6% in 2016 (2015: 7.6%).

4　Mortgages payable are collateralized by buildings and land. The weighted average interest rate for these mortgages payable amounted to 5.4% in 2016 (2015: 5.6%).

On November 15, 2016, Ahold Delhaize executed a buyback and cancellation of the outstanding principal amount of its JPY33 billion floating rate notes, due May 2031 ("JPY notes") and the unwinding of the associated yen / euro cross currency interest rate swap for a total consideration of €543 million. Together, the JPY notes and the swap represented a synthetic €299 million long-term liability at an annual interest rate of 7.065% (see *Note 30* for additional information related to the JPY cross-currency swap). The buying back of the JPY notes resulted in a one-off finance cost of €243 million, before tax. This cost included a €213 million release from equity to the income statement relating to the unwinding of the swap for which hedge accounting was applied (refer to *Note 9*). The cost of buying back the JPY notes and unwinding the swap has been funded from available cash.

Notes to the consolidated financial statements
continued

21 Loans and credit facilities *continued*

The fair values of financial instruments, corresponding derivatives, and the foreign exchange and interest rate risk management policies applied by Ahold Delhaize are disclosed in *Note 30*.

The Company has a Euro Medium Term Note (EMTN) program that had an aggregate of €293 million of outstanding notes as of January 1, 2017. The notes issued under the program include the remaining outstanding balance of GBP 500 million notes, maturing in 2017. The notes issued under the EMTN program contain customary restrictive covenants. During 2016, Ahold Delhaize was in compliance with these covenants.

Credit facilities

Ahold Delhaize has access to a €1.0 billion committed, unsecured, multi-currency and syndicated credit facility that was amended and extended in February 2015, whereby the Company reduced the size of the credit facility from €1.2 billion to €1.0 billion (providing for the issuance of $275 million in letters of credit). At the same time, the facility was extended to 2020 with two potential extensions after 12 and 24 months that would take the facility to 2021 and 2022 respectively. In February 2016, the first extension was successfully agreed with the lenders. In February 2017, the Company requested that the lenders consent to a second extension. The credit facility contains customary covenants and is subject to a financial covenant that requires Ahold Delhaize, in the event that its corporate rating from Standard & Poor's and Moody's is lower than BBB / Baa2, respectively, not to exceed a maximum leverage ratio of 4.0:1. During 2016 and 2015, the Company was in compliance with these covenants. As of January 1, 2017, there were no outstanding borrowings under the facility.

As of January 1, 2017, a standby letters of credit facility for a total amount of $226 million (€214 million) was issued and fully drawn to guarantee self-insurance-related obligations.

Ahold Delhaize also has access to a total of €341 million in uncommitted credit facilities to cover working capital requirements, issuance of guarantees and letters of credit, of which €72 million was utilized as of January 1, 2017.

22 Other non-current financial liabilities

€ million	January 1, 2017	January 3, 2016
Finance lease liabilities	1,761	1,290
Cumulative preferred financing shares	497	497
Derivative financial instruments	45	210
Reinsurance liabilities	153	145
Other	71	45
Total other non-current financial liabilities	2,527	2,187

For more information on derivative financial instruments and fair values see *Note 30*.

The Company recognizes reinsurance liabilities on its balance sheet in connection with a pooling arrangement between unrelated companies (see *Note 15*).

Other mainly consists of a pre-tax liability for the discounted amount of the remaining settlement liability of $37 million (€35 million), relating to a 2013 agreement with the New England Teamsters and Trucking Industry Pension Fund (NETTI) to settle Stop & Shop's pension liabilities in the fund, and financial guarantees relating to stores previously sold to BI-LO and Aldi (see *Note 34*).

22 Other non-current financial liabilities *continued*

Finance lease liabilities

Finance lease liabilities relating to continuing operations are payable as follows:

€ million	January 1, 2017			January 3, 2016		
	Future minimum lease payments	**Interest portion**	**Present value of minimum lease payments**	Future minimum lease payments	Interest portion	Present value of minimum lease payments
Within one year	**318**	**119**	**199**	209	99	110
Between one and five years	**1,083**	**352**	**731**	790	306	484
After five years	**1,370**	**340**	**1,030**	1,110	304	806
Total	**2,771**	**811**	**1,960**	2,109	709	1,400
Current portion finance lease liabilities (see *Note 26*)			**199**			110
Non-current portion finance lease liabilities			**1,761**			1,290

Finance lease liabilities are principally for buildings. Terms range primarily from 10 to 25 years and include renewal options if it is reasonably certain, at the inception of the leases, that they will be exercised. At the time of entering into a finance lease agreement, the commitment is recorded at its present value using the interest rate implicit in the lease, if this is practicable to determine; if not, the operating company-specific interest rate applicable for long-term borrowings is used. As of January 1, 2017, the finance lease liabilities are recorded at their present value at a weighted average interest rate of 7.1% (January 3, 2016: 7.7%).

Certain store leases provide for contingent additional rentals based on a percentage of sales and consumer price indices. Substantially all of the store leases have renewal options for additional terms. None of Ahold Delhaize's leases impose restrictions on Ahold Delhaize's ability to pay dividends, incur additional debt or enter into additional leasing arrangements.

During 2016, interest expense on finance lease liabilities was €111 million (2015: €100 million). Total future minimum sublease income expected to be received under non-cancellable subleases as of January 1, 2017, is €111 million (January 3, 2016: €89 million, adjusted by €22 million from last year's disclosure of €111 million). The total contingent rent expense recognized during the year on finance leases was €1 million expense (2015: €1 million expense).

Notes to the consolidated financial statements

continued

22 Other non-current financial liabilities *continued*

Cumulative preferred financing shares

	Number of shares (x 1,000)	€ million
Issued cumulative preferred financing shares (€0.01 par value each)	268,415	3
Authorized cumulative preferred financing shares (€0.01 par value each)	329,000	3

€ million	January 1, 2017	January 3, 2016
Paid-in capital issued cumulative preferred financing shares	3	3
Additional paid-in capital cumulative preferred financing shares	494	494
Balance as of year-end	**497**	497

The cumulative preferred financing shares were issued in four tranches. Dividends are paid on each preferred financing share at a percentage (financing dividend percentage) that differs per tranche. When a period of 10 years has lapsed after the issue date of a tranche, and every 10 years thereafter (reset date), the financing dividend percentage is reset. The current financing dividend percentage is 1.527% per year for the shares issued in June 1996, 6.08% per year for the shares issued in August 1998, 3.85% per year for the shares issued in October 2000, and 3.35% per year for the shares issued in December 2003. The nominal value plus additional paid-in capital per tranche is €71 million (June 1996 tranche), €46 million (August 1998 tranche), €320 million (October 2000 tranche) and €60 million (December 2003 tranche); in the aggregate €497 million. This amount is presented under "other non-current financial liabilities" in the consolidated balance sheet as these cumulative preferred financing shares are considered debt under IFRS.

The total number of votes that can be exercised by the cumulative preferred financing shares is approximately 75 million. This represents approximately 6% of the total number of votes that can be cast (this total being calculated as the sum of the outstanding cumulative preferred financing shares and the outstanding common shares).

The cumulative preferred financing shares are convertible into common shares. The conversion conditions have been set so as to avoid any transfer of value from the common shares to the cumulative preferred financing shares. The maximum number of common shares to be received upon conversion of all outstanding cumulative preferred financing shares is approximately 90 million. The conversion features are similar for all tranches. Conversion is allowed for all shares in one tranche held by one investor but not for fractions of tranches held by one investor. Upon conversion, the holders of (depositary receipts of) cumulative preferred financing shares will receive a number of common shares that is calculated by dividing the value of the cumulative preferred financing shares on the day before the conversion date by the average share price of Ahold Delhaize common shares on the five trading days preceding the notification date, on the notification date, and on the four trading days following the notification date. The value of the cumulative preferred financing shares will be considered, for this purpose, to be equal to the lower of the nominal value plus the additional paid-in capital of the cumulative preferred financing shares (par value) or to the present value of the remaining preferred dividends until the first reset date plus the present value of the par value at the first reset date.

Subject to the approval of the General Meeting of Shareholders, the Company can redeem the cumulative preferred financing shares of a certain tranche, but not fractions of a tranche. Redemption of a tranche is subject to the approval of the holders of depositary receipts of that tranche, unless all (remaining) cumulative preferred financing shares are redeemed. Redemption takes place at the higher of the par value or the present value of the remaining preferred dividends plus the present value of the par value at the reset date.

Notes to the consolidated financial statements

continued

23 Pensions and other post-employment benefits

Defined benefit plans

Ahold Delhaize has a number of defined benefit pension plans covering a substantial number of employees, former employees and retirees in the Netherlands, the United States, Belgium, Greece and Serbia.

In the Netherlands, the Company has a career average plan covering all employees over the age of 21. The plan provides benefits to participants or beneficiaries upon retirement, death or disability. The assets of the plan, which are made up of contributions from Ahold Delhaize and the employees, are managed by Ahold Pensioenfonds, an independent foundation. The contributions are established in a funding agreement between Ahold Delhaize, employee representatives, and Ahold Pensioenfonds every five years based on the funding levels of the plan. The contributions are determined as a percentage of an employee's pensionable salary.

In the United States, the Company maintains a funded plan covering employees at Ahold USA. This plan is closed to new participants. The plan provides a life annuity benefit based upon final pay to participants or beneficiaries upon retirement, death or disability. The assets of the plan, which are made up of contributions from Ahold Delhaize, are maintained with various trustees. Contributions to the plan are required under the current funding policy if the prior year-end funding ratio falls below 100% as measured using regulatory interest rates without funding relief in order to avoid variable Pension Benefit Guaranty Corporation (PBGC) premiums. In addition, the Company provides additional pension benefits for certain company executives and life insurance and medical care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries, all of which the Company funds as claims are incurred.

In Belgium, the Company sponsors plans for substantially all of its employees. The plans are funded by fixed monthly contributions from both the Company and employees. The contributions are adjusted annually according to the Belgian consumer price index; however, certain employees who were employed before 2005 were able to choose not to participate in the employee contribution part of the plan. The plans assure the employees a lump-sum payment at retirement based on the contributions made, and provide employees with death-in-service benefits. Belgian law prescribes a variable minimum guaranteed rate of return with Belgian 10-year government bonds as the underlying benchmark, and a collar of 1.75% and 3.75%. The Company substantially insures these returns with an external insurance company that receives and manages the contributions to the plans. According to the relevant legislation, a short-fall only needs to be compensated by the employer at the point in time when the employee either retires or leaves the Company. As these plans have defined benefit features (when the return provided by the insurance company can be below the legally required minimum return, in which case the employer has to cover the gap with additional contributions), the Company treats these plans as defined benefit plans.

Additionally in Belgium, the Company maintains a plan covering company executives that provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the participant before his or her retirement or death. The plan is subject to the legal requirement to guarantee a minimum return on the contributions. The assets of the plan, which are made up of the contributions, are managed through a fund that is administered by an independent insurance company, providing a minimum guaranteed return. The plan participant's contributions are defined in the terms of the plan, while the annual contributions to be paid by the Company are determined based on the funding level of the plan and are calculated based on current salaries, taking into account the legal minimum funding requirement, which is based on the vested reserves to which employees are entitled upon retirement or death. The plan mainly invests in debt securities in order to achieve the required minimum return. The Company bears any risk above the minimum guarantee given by the insurance company. There are no asset ceiling restrictions.

In Greece, the Company operates an unfunded defined benefit post-employment plan. This plan relates to retirement benefits prescribed by Greek law, consisting of lump-sum compensation payable in case of normal retirement or termination of employment. The amount of the indemnity is based on an employee's monthly earnings and a multiple depending on the length of service and the status of the employee. There is no legal requirement to fund these plans with contributions or other plan assets. Employees participate in the plan once they have completed a minimum service period, generally one year.

Notes to the consolidated financial statements
continued

23 Pensions and other post-employment benefits *continued*

In Serbia, the Company has an unfunded defined benefit plan that provides a lump-sum benefit upon retirement of the employee, as prescribed by Serbian law. The benefit is based on a fixed multiple of the higher of the (i) average gross salary of the employee, (ii) average gross salary in the company or (iii) average gross salary in the country, each determined at the time the employee retires. There is no legal requirement to fund these plans with contributions or other plan assets.

The pension plans expose the Company to actuarial risks such as: longevity risk, interest rate risk, currency risk, salary risk and investment risk. Longevity risk relates to the mortality assumptions used to value the defined benefit obligation, where an increase in participants' life expectancies will increase a plan's liability. Interest rate risk relates to the discount rate used to value the defined benefit obligation, where a decrease in the discount rate will increase a plan's liability; however this will be partially offset by an increase in the return on a plan's investments in debt instruments. The pension plans may mitigate interest rate risk by entering into interest rate swap contracts. Currency risk relates to the fact that a plan holds investments that may not be denominated in the same currency as the plan's obligations. The pension plans may mitigate currency risk by purchasing forward currency instruments. Salary risk relates to salary increase assumptions used to value the defined benefit obligation, where an increase will result in a higher plan liability. See below for more details on the Company's asset-liability matching strategy employed to manage its investment risk.

Net defined benefit cost is comprised of the following components. The net interest (income) expense is presented within net financial expenses in the income statement and plan remeasurements are presented as other comprehensive income. All other components of net defined benefit cost are presented in the income statement as cost of sales, selling expenses, and general and administrative expenses, depending on the functional areas of the employees earning the benefits.

€ million	2016	2015
Service cost		
Current service cost	136	132
Net interest expense	18	14
Administrative cost	10	11
Termination benefits	1	–
Components of defined benefit cost recorded in the income statement	165	157
Remeasurements recognized:		
Return on plan assets, excluding amounts included in net interest (income) / cost	(306)	228
(Gain) loss from changes in demographic assumptions	27	(13)
(Gain) loss from changes in financial assumptions	473	(186)
Experience (gains) losses	(48)	24
Components of defined benefit cost recognized in other comprehensive income	146	53
Total net defined benefit cost	**311**	**210**

Notes to the consolidated financial statements

continued

23 Pensions and other post-employment benefits *continued*

The changes in the defined benefit obligations and plan assets in 2016 and 2015 were as follows:

€ million	The Netherlands		United States		Rest of world		Total	
	2016	2015	**2016**	2015	**2016**	2015	**2016**	2015
Defined benefit obligations								
Beginning of the year	**4,094**	4,027	**1,375**	1,308	**–**	–	**5,469**	5,335
Acquisitions through business combinations	**–**	–	**67**	–	**297**	–	**364**	–
Current service cost	**107**	108	**21**	24	**8**	–	**136**	132
Interest expense	**100**	94	**66**	61	**2**	–	**168**	155
Termination benefits	**–**	–	**–**	–	**1**	–	**1**	–
Contributions by plan participants	**23**	19	**–**	–	**–**	–	**23**	19
Benefits paid	**(84)**	(82)	**(77)**	(72)	**(14)**	–	**(175)**	(154)
(Gain) loss from changes in demographic assumptions	**27**	(12)	**–**	(1)	**–**	–	**27**	(13)
(Gain) loss from changes in financial assumptions	**405**	(78)	**94**	(108)	**(26)**	–	**473**	(186)
Experience (gains) losses	**(36)**	18	**(13)**	6	**1**	–	**(48)**	24
Exchange rate differences	**–**	–	**59**	157	**–**	–	**59**	157
End of the year	**4,636**	4,094	**1,592**	1,375	**269**	–	**6,497**	5,469
Plan assets								
Fair value of assets, beginning of the year	**3,977**	3,993	**1,103**	1,057	**–**	–	**5,080**	5,050
Acquisitions through business combinations	**–**	–	**–**	–	**214**	–	**214**	–
Interest income	**96**	92	**53**	49	**1**	–	**150**	141
Company contribution	**114**	113	**90**	24	**8**	–	**212**	137
Contributions by plan participants	**23**	19	**–**	–	**–**	–	**23**	19
Benefits paid	**(84)**	(82)	**(77)**	(72)	**(14)**	–	**(175)**	(154)
Administrative cost	**(8)**	(8)	**(2)**	(3)	**–**	–	**(10)**	(11)
Return on plan assets, excluding amounts included in net interest (income) expense	**313**	(150)	**3**	(78)	**(10)**	–	**306**	(228)
Exchange rate differences	**–**	–	**38**	126	**–**	–	**38**	126
Fair value of assets, end of the year	**4,431**	3,977	**1,208**	1,103	**199**	–	**5,838**	5,080
Funded status	**(205)**	(117)	**(384)**	(272)	**(70)**	–	**(659)**	(389)

The total defined benefit obligation of €6,497 million as of January 1, 2017, includes €210 million related to plans that are wholly unfunded. These plans include pension plans in Greece and Serbia and other benefits (such as life insurance and medical care) and supplemental executive retirement plans in the United States.

Notes to the consolidated financial statements

continued

23 Pensions and other post-employment benefits *continued*

During 2016, Ahold Delhaize changed its policy of accounting for employee contributions to its defined benefit plan in the Netherlands. Previously, employee contributions were attributed to the periods of future service when measuring the defined benefit obligation; now they are considered to be a reduction of service costs in the period in which the related service is rendered. This change in policy increased the funded status of the plan by €28 million, which has been recognized in Other comprehensive income.

Cash contributions

From 2016 to 2017, Company contributions are expected to increase from €114 million in the Netherlands to €116 million, decrease from $100 million (€90 million) to $60 million (€57 million) for all defined benefit plans in the United States, and increase from €8 million to €14 million for all plans in the rest of the world.

As of year-end 2016, the funding ratio, calculated in accordance with regulatory requirements, of the largest Dutch plan was 104%. Under the financing agreement with the Dutch pension fund, contributions are made as a percentage of employees' salaries and shared between Ahold Delhaize and the employees. The agreement also allows for a reduction in premiums if certain funding conditions are met. In addition, Ahold Delhaize can be required to contribute a maximum amount of €150 million over a five-year period if the funding ratio is below 105%. Since the statutory funding ratio has dropped below the minimum required threshold, the Company and the Dutch pension fund are currently determining whether or not additional funding will be required under the financing agreement.

The Ahold USA pension plan's funding ratio at year-end 2016 was 116%, measured using regulatory interest rates allowed by the U.S. government as part of funding relief, which are higher than otherwise would be allowed. Under the current funding policy, a $35 million (€33 million) contribution is expected to be made to the Ahold USA pension plan in 2017.

Actuarial assumptions

The calculations of the defined benefit obligation and net defined benefit cost are sensitive to the assumptions set out below. These assumptions require a large degree of judgment. Actual experience may differ from the assumptions made. The assumptions required to calculate the actuarial present value of benefit obligations and the net defined benefit costs are determined per plan and are as follows (expressed as weighted averages):

Percent	The Netherlands		United States		Rest of world	
	2016	2015	**2016**	2015	**2016**	2015
Discount rate	**1.9**	2.4	**4.3**	4.9	**1.8**	N/A
Future salary increases	**3.5**	3.6	**4.5**	4.5	**2.9**	N/A
Future pension increases	**0.7**	0.8	**0.0**	0.0	**0.0**	N/A

Assumptions regarding longevity are based on published statistics and mortality tables. These assumptions translate into an average life expectancy in years for a pensioner retiring at age 65:

Years	The Netherlands		United States		Rest of world	
	2016	2015	**2016**	2015	**2016**	2015
Longevity at age 65 for current pensioners						
Male	**21.2**	21.0	**20.2**	20.1	N/A	N/A
Female	**23.8**	23.4	**22.9**	22.8	N/A	N/A
Longevity at age 65 for current members aged 50						
Male	**23.0**	22.8	**21.1**	21.0	N/A	N/A
Female	**25.6**	25.1	**23.7**	23.7	N/A	N/A

Notes to the consolidated financial statements *continued*

23 Pensions and other post-employment benefits *continued*

The following table summarizes how the effect on the defined benefit obligations at the end of the reporting period would have increased (decreased) as a result of a 0.5% change in the respective assumptions.

€ million	The Netherlands	United States	Rest of world	Total
Discount rate				
0.5% increase	(524)	(93)	(20)	(637)
0.5% decrease	622	104	23	749
Future salary increases				
0.5% increase	78	8	10	96
0.5% decrease	(74)	(7)	(9)	(90)
Future pension increases				
0.5% increase	574	N/A	N/A	574
0.5% decrease	(490)	N/A	N/A	(490)
Life expectancy				
1 year increase at age 65	156	49	1	206

The above sensitivity analyses have been based on a change in each respective assumption while holding all other assumptions constant. In reality, one might expect interrelationships between the assumptions, especially between discount rate and future salary increases as both depend to a certain extent on expected inflation rates. The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

Notes to the consolidated financial statements
continued

23 Pensions and other post-employment benefits *continued*

Plan assets

The pension plan asset allocation differs per plan. On a weighted average basis, the allocation of plan assets was as follows:

€ million	The Netherlands 2016	The Netherlands 2015	United States 2016	United States 2015	Rest of world 2016	Rest of world 2015
Equity instruments:						
Consumer goods	196	211	32	47	–	–
Financial services	214	236	60	68	–	–
Telecommunications and information	90	94	68	72	–	–
Energy and utilities	62	55	22	23	–	–
Industry	101	90	21	32	–	–
Other	5	4	51	51	–	–
Debt instruments:						
Government	1,177	1,051	152	140	–	–
Corporate bonds (investment grade)	1,238	1,276	344	185	–	–
Corporate bonds (non-investment grade)	13	13	44	41	–	–
Other	–	–	–	60	–	–
Real estate:						
Retail	20	24	–	–	–	–
Offices	18	40	–	–	–	–
Residential	11	15	–	–	–	–
Other	–	–	48	42	–	–
Investment funds	917	665	341	331	–	–
Derivatives:						
Interest rate swaps	9	96	–	–	–	–
Forward foreign exchange contracts	(37)	(15)	–	–	–	–
Cash and cash equivalents	403	131	25	11	–	–
Other	(6)	(9)	–	–	199	–
Total	**4,431**	3,977	**1,208**	1,103	**199**	–

Virtually all equity and debt instruments have quoted prices in active markets. Derivatives can be classified as level 2 instruments, and real estate and some investment funds as level 3 instruments based on the definitions in IFRS 13, "Fair Value Measurement." It is the policy of the Dutch pension plan to use interest rate swaps to hedge its exposure to interest rate risk. Foreign currency exposures are hedged by the use of forward foreign exchange contracts. The other instruments in the rest of the world represent funds administered by independent insurance companies, providing a minimum guaranteed return.

Notes to the consolidated financial statements *continued*

23 Pensions and other post-employment benefits *continued*

In the Netherlands, the plan assets are managed by outside investment managers following investment strategies based on the composition of the plan liabilities. With the aid of asset liability management modeling, analyses are made of possible future economic scenarios and investment portfolios. Based on these analyses, investment strategies are determined to produce optimal investment returns at acceptable funding ratio risk levels. Less favorable years can be part of these scenarios. Currently, the strategic targets for asset allocation of the Dutch pension plan are: 40% variable yield and 60% fixed income. To partially hedge against interest rate risk exposure on the pension liabilities, the Dutch pension plan uses interest rate swap contracts.

In the United States, the plan assets are managed by outside investment managers and rebalanced periodically. The committees for the various U.S. plans establish investment policies and strategies and regularly monitor the performance of the assets, including the selection of investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, subject to variation from time to time or as circumstances warrant. Occasionally, the committees may approve allocations above or below a target range. Pension plan assets are invested in a trust intended to comply with the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and applicable fiduciary standards. The long-term investment objective for the plan's assets is to maintain an acceptable funding ratio of the plan's assets and liabilities without undue exposure to risk. Currently, the strategic targets are: 35% equity securities, 55% debt securities and 10% other investments.

In 2016, the Dutch plan had €1.2 million of plan assets invested in Ahold Delhaize's financial instruments (2015: €0.8 million). In 2016 or 2015, the U.S. plans did not have any plan assets invested in Ahold Delhaize financial instruments.

The actual return on plan assets in 2016 was 10.7% for the Dutch plan (2015: negative 1.3%) and 6.1% for the Ahold USA pension plan (2015: negative 2.7%).

Benefit maturities
The weighted average duration of the defined benefit obligations of the plans in the Netherlands, U.S., and the rest of world are 25.6, 13.5, and 16.5 years, respectively.

The expected schedule of benefit payments for the plans are as follows.

€ million	The Netherlands	United States	Rest of world	Total
Amount due within one year	84	86	3	173
Amount due between two and five years	343	351	31	725
Amount due between six and ten years	525	486	51	1,062

Defined contribution plans
The Company operates defined contribution plans in the Netherlands, United States, Belgium, Greece and the Czech Republic. As mentioned above, the defined contribution plans in Belgium are accounted for as defined benefit plans due to the guaranteed return elements of the plans. The largest defined contribution plans exist in the United States, where the Company sponsors profit-sharing retirement plans that include a 401(k) feature that permits participating employees to make elective deferrals of their compensation and requires the Company to make matching contributions.

During 2016 and 2015, the Company contributed €63 million and €37 million, respectively, to its defined contribution plans. These contributions were recognized as an expense in the income statement and related entirely to continuing operations in 2016 and 2015.

Notes to the consolidated financial statements
continued

23 Pensions and other post-employment benefits *continued*

Multi-employer plans

A significant number of union employees in the United States are covered by multi-employer plans based on obligations arising from collective bargaining agreements. These plans provide retirement and other benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions and they are typically responsible for oversight of the investment of the assets and administration of the plan. Contribution rates and benefit levels are generally determined through the collective bargaining process between the participating employers and unions. None of the Company's collective bargaining agreements require that a minimum funding requirement exists for these plans.

Most of these plans are defined contribution plans. All plans that are defined benefit plans, on the basis of the terms of the benefits provided, are accounted for as defined contribution plans because there is insufficient information available to account for these plans as defined benefit plans. These plans are generally flat dollar benefit plans. Ahold Delhaize is only one of several employers participating in each of these plans and there is no reliable basis to accurately determine Ahold Delhaize's share of plan obligations and assets following defined benefit accounting principles. Furthermore, the financial statements of the multi-employer plans are drawn up on the basis of other accounting policies than those applied by Ahold Delhaize. Consequently, these multi-employer plans are not included in the Company's balance sheet.

The risks of participating in multi-employer plans are different from the risks of single employer plans. Ahold Delhaize's contributions may be used to provide benefits to employees of other participating employers. Ahold Delhaize may become obligated for a plan's unfunded obligations if other participating employers cease to participate in the plan. Similarly, if a number of employers cease to have employees participating in the plan, Ahold Delhaize could be responsible for an increased share of the plan's deficit. If Ahold Delhaize withdraws from a plan, it may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Defined benefit plans

Ahold Delhaize participates in 11 multi-employer pension plans that are defined benefit plans on the basis of the terms of the benefits provided. The following table presents the Company's estimate of its proportionate share of each plan's deficit or surplus. Ahold Delhaize's participation is the relative amount of its contributions during the year in relation to the total amount of contributions made to the plan. The estimate of the Company's net proportionate share of the plans' deficits is based on the latest available information received from these plans, such as the plans' measurement of plan assets and the use of discount rates between 6.5% and 8.0%. The information received has been updated for market trends and conditions through the end of 2016, and does not represent Ahold Delhaize's direct obligation. While this is our best estimate, based upon information available to us, it is imprecise and not necessarily reliable.

Notes to the consolidated financial statements

continued

23 Pensions and other post-employment benefits *continued*

€ million, except Ahold Delhaize's participation percentages	Date of latest information	January 1, 2017				January 3, 2016			
		Annual contributions	Plan deficit	Ahold Delhaize's participation	Ahold Delhaize's proportionate share of deficit	Annual contributions	Plan deficit / (surplus)	Ahold Delhaize's participation	Ahold Delhaize's proportionate share of deficit / (surplus)
FELRA & UFCW Food Pension Fund	Jan. 1, 2015	22	1,149	58.3%	669	27	1,080	60.4%	652
Mid-Atlantic UFCW & Participating Employers Pension Fund	Jan. 1, 2015	11	1	61.1%	1	7	3	63.3%	2
New England Teamsters & Trucking Industry Pension	Oct. 1, 2015	6	–	2.9%	–	6	–	3.1%	–
UFCW Local 1262 & Employers Pension Fund	Jan. 1, 2015	7	140	23.1%	32	7	206	19.4%	40
United Food & Commercial Workers International Union – Industry Pension Fund	July 1, 2015	19	17	21.7%	4	19	(201)	22.1%	(44)
UFCW Local 1500 Pension Plan	Jan. 1, 2016	10	172	30.5%	52	8	171	27.1%	46
Warehouse Employees' Union Local 730 Pension Trust Fund	Jan. 1, 2015	3	113	82.6%	93	3	110	83.5%	92
Other plans	Jan. 1, 2016	5	7,321	0.9%	14	7	6,477	0.8%	16
Total		**83**	**8,913**		**865**	**84**	**7,846**		**804**

During 2015, Stop & Shop reached an agreement with UFCW Local #338 whereby Stop & Shop was allowed to withdraw from the pension plan. The withdrawal occurred in September and resulted in a $12 million (€11 million) withdrawal liability. The settlement of the liability will be made in installments, with $6 million paid at the time of withdrawal and the second and third installments, of $3 million each, paid in May and October of 2016.

If the underfunded liabilities of the multi-employer pension plans are not reduced, either by improved market conditions or collective bargaining changes, increased future payments by the Company and the other participating employers may result. However, all future increases will be subject to the collective bargaining process. In 2017, the Company expects its contributions to increase to €88 million. Moreover, if the Company were to exit certain markets or otherwise cease making contributions to these funds, the Company could trigger a substantial withdrawal liability. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and the amount can be reasonably estimated. Except for the UFCW Local #338 withdrawal liability payment mentioned above, no other withdrawal payments were incurred or included in the 2016 and 2015 contributions disclosed above. Ahold Delhaize's risk of increased contributions and withdrawal liabilities may be greater if any of the participating employers in an underfunded multi-employer plan withdraw from the plan or, due to insolvency, are not able to contribute an amount sufficient to fund the underfunded liabilities associated with their participants in the plan.

Notes to the consolidated financial statements *continued*

23 Pensions and other post-employment benefits *continued*

Defined contribution plans

Ahold Delhaize also participates in 41 multi-employer plans that are defined contribution plans on the basis of the terms of the benefits provided. The majority of these plans provide health and welfare benefits. The Company contributed €276 million and €270 million to multi-employer defined contribution plans during both 2016 and 2015, respectively. These contributions are recognized as an expense in the consolidated income statement and related entirely to continuing operations in 2016 and 2015. These plans vary significantly in size, with contributions to the three largest plans representing 53% of total contributions.

24 Provisions

The table below specifies the changes in total provisions (current and non-current):

€ million	Self-insurance program	Loyalty programs	Claims and legal disputes	Severance and termination benefits	Onerous contracts[1]	Other	Total
As of January 3, 2016							
Current portion	172	14	9	26	23	4	248
Non-current portion	500	24	2	3	66	44	639
Carrying amount	**672**	**38**	**11**	**29**	**89**	**48**	**887**
Year ended January 1, 2017							
Additions charged to income	224	16	5	50	11	11	317
Acquisitions through business combinations	169	–	75	67	86	28	425
Used during the year	(206)	(21)	(8)	(60)	(37)	(2)	(334)
Released to income	(11)	(2)	(4)	(6)	(13)	(2)	(38)
Interest accretion	10	–	1	–	5	–	16
Effect of changes in discount rates	(3)	–	–	–	(1)	–	(4)
Other movements	–	–	–	3	–	1	4
Exchange rate differences	30	–	1	2	6	2	41
Closing carrying amount	**885**	**31**	**81**	**85**	**146**	**86**	**1,314**
As of January 1, 2017							
Current portion	261	15	3	51	32	21	383
Non-current portion	624	16	78	34	114	65	931

1 Balances for the prior year have been adjusted as a result of the change in presentation of unfavorable lease-related liabilities recognized upon an acquisition. Historically these liabilities have been presented as onerous contract provisions, however, because these liabilities do not have uncertainty with respect to amount and timing, they are now being presented as other liabilities (see *Notes 3* and *25*).

Notes to the consolidated financial statements
continued

24 Provisions *continued*

Maturities of total provisions as of January 1, 2017, are as follows:

€ million	Self-insurance program	Loyalty programs	Claims and legal disputes	Severance and termination benefits	Onerous contracts	Other	Total
Amount due within one year	261	15	3	51	32	21	383
Amount due between one and five years	419	16	48	29	67	27	606
Amount due after five years	205	–	30	5	47	38	325
Total	**885**	**31**	**81**	**85**	**146**	**86**	**1,314**

Self-insurance program
Ahold Delhaize is self-insured for certain potential losses, mainly relating to general liability, vehicle liability, workers' compensation and property losses relating to its subsidiaries. The maximum self-insurance retention per occurrence, including defense costs, is $3 million (€3 million) for general liability, $5 million (€5 million) for commercial vehicle liability, $5 million (€5 million) for workers' compensation, and $17.5 million (€17 million) for property losses. Ahold Delhaize purchased a stop-loss coverage of $50 million (€48 million) for property losses to limit the aggregate exposure for named windstorms through June 1, 2017. A portion of this risk is reinsured to third parties, see *Note 15*.

Measurement of the provision for the self-insurance program requires significant estimates. These estimates and assumptions include an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions and legislation.

Loyalty programs
This provision relates to a third-party customer loyalty program in the Netherlands and reflects the estimated cost of benefits to which customers participating in the loyalty program are entitled.

Claims and legal disputes
The Company is a party to a number of legal proceedings arising out of its business operations. Such legal proceedings are subject to inherent uncertainties. Management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. If this is the case, the best estimate of the outflow of resources is recognized.

Severance and termination benefits
This provision relates to payments to employees whose employment with the Company has ended, either as part of a restructuring or a voluntary separation plan. The current year additions to the provision relate mainly to benefits offered to employees affected by the anticipated exit of the Richmond Virginia market and the reorganization of warehousing activities within Ahold USA, as well as the elimination of positions within the Global Support Office as a result of the merger.

Onerous contracts
Onerous contract provisions relate to unfavorable contracts where the unavoidable costs of meeting the obligations under the contracts exceed the benefits expected to be received.

Other
Other provisions include long-term incentives, jubilee payments, asset retirement obligations, provisions for environmental risks, and supplemental medical benefits.

Notes to the consolidated financial statements

continued

25 Other non-current liabilities

€ million	January 1, 2017	January 3, 2016
Step rent accruals	**295**	276
Unfavorable lease obligations	**239**	92
Deferred income	**20**	25
Other	**24**	17
Total other non-current liabilities	**578**	410

Step rent accruals relate to the equalization of rent payments from lease contracts with scheduled fixed rent increases throughout the life of the contract.

Unfavorable lease obligations are recognized as part of a business combination and represent the present value of the excess of contracted rent payments over the market rents as measured on the date of the acquisition. The obligation is released to rent expense on a straight-line basis over the remaining term of the lease. Historically these liabilities have been presented as onerous contract provisions, however, because these liabilities do not have uncertainty with respect to amount and timing, they are now being presented as other liabilities (see *Notes 3* and *24*).

Deferred income predominantly represents the non-current portions of deferred income on vendor allowances and deferred gains on sale and leaseback transactions.

26 Other current financial liabilities

€ million	January 1, 2017	January 3, 2016
Finance lease liabilities – current portion (see *Note 22*)	**199**	110
Interest payable	**59**	29
Short-term borrowings	**57**	52
Bank overdrafts	**1,196**	–
Dividend cumulative preferred financing shares	**20**	22
Reinsurance liabilities – current portion (see *Note 15*)	**81**	76
Loans – current portion (see *Note 21*)	**539**	31
Derivative financial instruments	**18**	–
Other	**9**	10
Total other current financial liabilities	**2,178**	330

Other in 2015 mainly includes multi-employer union pension withdrawal liabilities.

Bank overdrafts includes an amount of €1,184 million which relates to the overdraft position of a notional cash pooling arrangement. This bank overdraft is fully offset by an identical amount included under Cash and cash equivalents (refer to *Note 19* and *Note 30*).

Notes to the consolidated financial statements
continued

27 Other current liabilities

€ million	January 1, 2017	January 3, 2016
Accrued expenses	**1,169**	770
Compensated absences	**494**	297
Payroll taxes, social security and VAT	**469**	251
Deferred income	**36**	138
Gift card and deposit liabilities	**136**	104
Other	**47**	25
Total other current liabilities	**2,351**	1,585

The deferred income balance as of January 3, 2016, includes the unearned portion of premiums billed on January 1, 2016, related to the Company's reinsurance treaty.

Other mainly includes the current portion of unfavorable lease obligations and step rent accruals.

Notes to the consolidated financial statements

continued

28 Cash flow

The following table presents the reconciliation between the cash and cash equivalents as presented in the statement of cash flows and as presented on the balance sheet:

€ million	January 1, 2017	January 3, 2016
Cash and cash equivalents as presented in the statement of cash flows	3,990	1,819
Restricted cash	42	7
Cash and cash equivalents as presented on the balance sheet	**4,032**	1,826

The following table presents additional cash flow information:

€ million	2016	2015
Non-cash investing activities		
Accounts payable at year-end related to purchased non-current assets	240	119
Assets acquired under finance leases from continuing operations	71	55
Non-cash financing activities		
Finance lease liabilities originated from continuing operations	(71)	(55)
Acquisition of businesses (see *Note 4*)		
Total purchase consideration	(10,811)	(150)
Ordinary shares issued	10,761	–
Replacement awards issued	4	–
Cash acquired	2,251	–
Acquisition of businesses, net of cash acquired	**2,205**	(150)
Divestments of businesses		
Proceeds from divestment of stores in the Netherlands	–	6
Net cash flows related to BI-LO / Bruno's	(4)	(6)
Divestment of businesses	(4)	–
Cash divested	–	–
Divestment of businesses, net of cash divested	**(4)**	–
Reconciliation between results on divestments of discontinued operations and cash (paid) received		
Result on divestments of discontinued operations before income taxes	–	3
Net assets (liabilities) divested	–	6
Changes in accounts receivable / payable and provisions – net	(4)	(9)
Divestment of businesses	(4)	–
Cash divested	–	–
Divestment of businesses, net of cash divested	**(4)**	–

Notes to the consolidated financial statements
continued

29 Earnings per share

The calculation of basic and diluted net income per share attributable to common shareholders is based on the following data:

	2016	2015
Earnings (€ million)		
Net income attributable to common shareholders for the purposes of basic earnings per share	**830**	852
Effect of dilutive potential common shares – reversal of preferred dividend[1]	**–**	23
Net income attributable to common shareholders for the purposes of diluted earnings per share	**830**	875
Number of shares (in millions)		
Weighted average number of common shares for the purposes of basic earnings per share	**1,022**	820
Effect of dilutive potential common shares:		
Share options and conditional shares	**9**	12
Cumulative preferred financing shares[1]	**–**	25
Weighted average number of common shares for the purposes of diluted earnings per share	**1,031**	857

1 In 2016 the effect of the preferred financing shares is anti-dilutive. The preferred dividend in 2016 is €21 million and the number of cumulative preferred financing shares outstanding is 25 million.

The calculation of the basic and diluted income from continuing operations per share attributable to common shareholders is based on the same number of shares as detailed above and the following earnings data:

€ million	2016	2015
Income from continuing operations	**830**	849
Non-controlling interests	**–**	(1)
Income from continuing operations, attributable to common shareholders for the purposes of basic earnings per share	**830**	850
Effect of dilutive potential common shares – reversal of preferred dividend[1]	**–**	23
Income from continuing operations, attributable to common shareholders for the purposes of diluted earnings per share	**830**	873

1 In 2016 the effect of the preferred financing shares is anti-dilutive. The preferred dividend in 2016 is €21 million and the number of cumulative preferred financing shares outstanding is 25 million.

Basic and diluted income per share from discontinued operations attributable to common shareholders amounted both to nil for 2016 and 2015. They are based on the income from discontinued operations attributable to common shareholders of nil (2015: income of €2 million) and the denominators detailed above.

Notes to the consolidated financial statements
continued

30 Financial risk management and financial instruments

Financial risk management

The Treasury function provides a centralized service to the Company for funding, foreign exchange, interest rate, liquidity and counterparty risk management. Treasury operates within a framework of policies and procedures that is reviewed regularly. The Treasury function does not operate as a profit center and manages the financial risks that arise in relation to underlying business needs. Ahold Delhaize's Management Board has overall responsibility for the establishment and oversight of the Treasury risk management framework. Ahold Delhaize's management reviews material changes to Treasury policies and receives information related to Treasury activities.

In accordance with its Treasury policies, Ahold Delhaize uses derivative instruments solely for the purpose of hedging exposures. These exposures are mainly connected with the interest rate and currency risks arising from the Company's operations and its sources of finance. Ahold Delhaize does not enter into derivative financial instruments for speculative purposes. The transaction of derivative instruments is restricted to Treasury personnel only and Ahold Delhaize's Internal Control department reviews the Treasury internal control environment regularly.

Relationships with credit rating agencies and monitoring of key credit ratios are also managed by the Treasury department.

Currency risk

Ahold Delhaize operates internationally and is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the U.S. dollar. Since Ahold Delhaize's subsidiaries primarily purchase and sell in local currencies, the Company's exposure to exchange rate movements in its commercial operations is naturally limited. The Company is subject to foreign currency exchange risks due to exchange rate movements in connection with the translation of its foreign subsidiaries' income, assets and liabilities into euros for inclusion in its consolidated financial statements. Translation risk related to Ahold Delhaize's foreign subsidiaries, joint ventures and associates is not actively hedged; however, the Company aims to minimize this exposure by funding its foreign operations in their functional currency, wherever feasible.

To protect the value of future foreign currency cash flows, including loan and interest payments, lease payments, dividends and firm purchase commitments, and the value of assets and liabilities denominated in foreign currency, Ahold Delhaize seeks to mitigate its foreign currency exchange exposure by borrowing in local currency and entering into various financial instruments, including forward contracts and currency swaps. It is Ahold Delhaize's policy to cover foreign exchange transaction exposure in relation to existing assets, liabilities and firm purchase commitments.

Foreign currency sensitivity analysis

Assuming the euro had strengthened (weakened) by 10% against the U.S. dollar compared to the actual 2016 rate, with all other variables held constant, the hypothetical result on income before income taxes would have been a decrease (increase) of nil (2015: €6 million), as a result of foreign exchange losses on the translation of U.S. dollar-denominated cash and cash equivalents.

Interest rate risk

Ahold Delhaize's outstanding debt position is exposed to changes in interest rates. To manage interest rate risk, Ahold Delhaize has an interest rate management policy aimed at reducing volatility in its interest expense and maintaining a target percentage of its debt in fixed rate instruments. As of January 1, 2017, after taking into account the effect of interest rate swaps and cross-currency swaps, the entirety of Ahold Delhaize's long-term debt was at fixed rates of interest (2015: 99%).

Interest rate sensitivity analysis

The total interest expense recognized in the 2016 income statement related to the variable rates of long-term debt, net of swaps, amounted to €2 million (2015: €3 million). An increase (decrease) in market interest rates by 25 basis points, with all other variables (including foreign exchange rates) held constant, would have resulted in a loss (gain) of nil (2015: nil). In addition, a similar increase (decrease) in market interest rates would have resulted in a fair-value gain of €1 million or a loss of nil, respectively (2015: a loss of nil or a gain of €2 million, respectively) on derivative hedges that do not qualify for hedge accounting.

Notes to the consolidated financial statements

continued

30 Financial risk management and financial instruments *continued*

The total interest income recognized in the 2016 income statement amounted to €15 million (2015: €5 million), mainly related to variable rate money market fund investments and deposits. The Company estimates that with a possible increase (decrease) of euro and U.S. dollar market interest rates of 25 basis points with all other variables (including foreign exchange rates) held constant, this would have resulted in a gain of €5 million or a loss of €5 million, respectively (2015: gain of €4 million or a loss of €4 million).

The above sensitivity analyses are for illustrative purposes only as, in practice, market rates rarely change in isolation from other factors that also affect Ahold Delhaize's financial position and results.

Credit risk

Ahold Delhaize has no significant concentrations of credit risk. Sales to retail customers are made in cash, checks and debit cards, or via major credit cards. Sales to franchisees are done on credit. The concentration of credit risk with respect to receivables is limited, as the Company's customer base and vendor base are large and unrelated. As a result, management believes there is no further credit risk provision required in excess of the normal individual and collective impairment, based on an aging analysis performed as of January 1, 2017. For further discussion on Ahold Delhaize's receivables, see *Notes 15* and *17*.

Financial transactions are predominantly entered into with investment grade financial institutions. The Company requires a minimum short-term rating of A1/P1 and a minimum long-term rating of A3/A- for its deposit and investment products. The Company may deviate from this requirement from time to time for operational reasons. With respect to credit risk, derivative contracts with counterparties are entered into primarily under the standard terms and conditions of the International Swap and Derivatives Association (ISDA). Ahold Delhaize has policies that limit the amount of counterparty credit exposure to any single financial institution or investment vehicle and actively monitors these exposures.

Counterparty risk is measured by adding nominal value of cash, short-term deposits and marketable securities, and the mark-to-market of derivative instruments, netted with the collateral posted, if any. As a result, the highest exposure to a single financial counterparty on January 1, 2017, amounted to €299 million (January 3, 2016: €338 million).

Offsetting of financial instruments

The Group has several financial assets and financial liabilities that are subject to offsetting or enforceable master netting arrangements and similar agreements.

Cash pool

The Company has implemented a cash pool system, allowing a more efficient management of the daily working capital needs of the participating operating entities. The settlement mechanism of the cash pool is provided by an external financial counterparty. The cash pool system provides that the Company is exposed to a single net amount with that financial counterparty rather than the gross amount of several current accounts and bank overdraft balances with multiple financial counterparties. From an operational perspective the balances in the cash pool are netted. However, in accordance with the guidance of IAS 32 regarding the offsetting of debit and credit balances for financial reporting purposes, these balances have to be presented on a gross basis on the balance sheet (see *Notes 19* and *26*).

ISDA Master Agreements for Derivatives

The Company has several ISDA agreements in connection with its derivative transactions. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all outstanding transactions in the same currency are aggregated into a single net amount that is payable by one party to the other.

Under certain circumstances, e.g., when a credit event such as default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.

Notes to the consolidated financial statements

continued

30 Financial risk management and financial instruments *continued*

The ISDA agreements do not meet the criteria for offsetting in the balance sheet. This is because the Company does not currently have a legally enforceable right to offset recognized amounts, because the right to offset is enforceable only on the occurrence of a future event such as a default. ISDAs are considered to be master netting arrangements for IFRS 7 disclosure purposes.

The following table shows the maximum exposure of the Company's financial assets and financial liabilities that are subject to offset or enforceable master netting arrangements and similar agreements.

€ million	Gross amounts in the balance sheet	Financial instruments that are offset in the balance sheet	Net amounts presented in the balance sheet	Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)		Net exposure
				Financial assets/ liabilities	Cash collateral received/pledged	
Assets						
Derivative financial assets	299	–	299	–	–	299
Cash and cash equivalents	1,218	–	1,218	–	1,184	34
Total	1,517	–	1,517	–	1,184	333
Liabilities						
Derivative financial liabilities	63	–	63	–	17	46
Bank overdrafts	1,184	–	1,184	–	1,184	–
Total	1,247	–	1,247	–	1,201	46

Liquidity risk

Ahold Delhaize views available cash balances and funds from operating activities as its primary sources of liquidity, complemented with access to external sources of funds when deemed to be required. Ahold Delhaize manages short-term liquidity based on projected cash flows. As of January 1, 2017, the Company's liquidity position primarily consisted of €3,133 million of cash (including short-term deposits and similar instruments and current portion of assets available-for-sale, adjusted for cash held under a notional cash pooling arrangement), and the fully undrawn €1 billion revolving credit facility.

Based on the current operating performance and liquidity position, the Company believes that cash provided by operating activities and available cash balances will be sufficient for working capital, capital expenditures, interest payments, dividends and scheduled debt repayment requirements for the next 12 months and the foreseeable future.

The following tables summarize the expected maturity profile of the Company's financial liabilities (including derivatives) as of January 1, 2017, and January 3, 2016, respectively, based on contractual undiscounted payments.

All financial liabilities held at the reporting date, for which payments are already contractually agreed, have been included. Amounts in foreign currency have been translated using the reporting date closing rate. Cash flows arising from financial instruments carrying variable interest payments have been calculated using the forward curve interest rates as of January 1, 2017, and January 3, 2016, respectively. Refer to *Note 34* for the liquidity risk related to guarantees.

Notes to the consolidated financial statements
continued

30 Financial risk management and financial instruments *continued*

Year ended January 1, 2017

€ million	Net carrying amount	Contractual cash flows Within 1 year	Between 1 and 5 years	After 5 years	Total
Non-derivative financial liabilities					
Notes	(3,434)	(640)	(1,471)	(2,986)	(5,097)
Other loans	(5)	(2)	–	(3)	(5)
Financing obligations	(385)	(51)	(191)	(180)	(422)
Mortgages payable	(26)	(3)	(19)	(12)	(34)
Finance lease liabilities	(1,960)	(318)	(1,083)	(1,370)	(2,771)
Cumulative preferred financing shares[1]	(497)	(19)	(64)	(12)	(95)
Accounts payable	(5,389)	(5,389)	–	–	(5,389)
Short-term borrowings	(1,253)	(1,253)	–	–	(1,253)
Reinsurance liabilities	(234)	(84)	(135)	(23)	(242)
Other	(89)	(14)	(7)	(56)	(77)
Derivative financial liabilities					
Cross-currency swaps and foreign currency derivatives	(63)	(26)	(19)	(62)	(107)

1 Cumulative preferred financing shares have no maturity. For the purpose of the table above, the future dividend cash flows were calculated until the coupon reset date of each of the four share-series (2018, 2020, 2023 and 2026). No liability redemption was assumed. Actual cash flows may differ, see *Note 22*.

Notes to the consolidated financial statements
continued

30 Financial risk management and financial instruments *continued*

Year ended January 3, 2016

€ million	Net carrying amount	Contractual cash flows: Within 1 year	Between 1 and 5 years	After 5 years	Total
Non-derivative financial liabilities					
Notes	(1,144)	(75)	(565)	(1,119)	(1,759)
Other loans	(3)	–	(2)	(2)	(4)
Financing obligations	(397)	(52)	(194)	(217)	(463)
Mortgages payable	(9)	(1)	(4)	(7)	(12)
Finance lease liabilities	(1,400)	(209)	(790)	(1,110)	(2,109)
Cumulative preferred financing shares[1]	(497)	(22)	(66)	(18)	(106)
Accounts payable	(2,800)	(2,800)	–	–	(2,800)
Short-term borrowings	(52)	(52)	–	–	(52)
Reinsurance liabilities	(221)	(78)	(128)	(22)	(228)
Other	(61)	(16)	(7)	(56)	(79)
Derivative financial liabilities					
Cross-currency swaps and foreign currency derivatives	(210)	(18)	(69)	(202)	(289)

1 Cumulative preferred financing shares have no maturity. For the purpose of the table above, the future dividend cash flows were calculated until the coupon reset date of each of the four share-series (2016, 2018, 2020 and 2023). No liability redemption was assumed.

Credit ratings

Maintaining investment grade credit ratings is a cornerstone of Ahold Delhaize's strategy because such ratings serve to lower the cost of funds and facilitate access to a variety of lenders and markets. Ahold Delhaize's current credit ratings from the solicited rating agencies are as follows:

- Standard & Poor's: corporate credit rating BBB, with a stable outlook as of June 2009 (previous rating BBB– assigned in 2007).
- Moody's: issuer credit rating Baa2 as of August 2015 (previous rating Baa3 assigned in 2007). The outlook was revised from stable to positive in August 2016.

Capital risk management

The Company's primary objective in terms of managing capital is the optimization of its debt and equity balances in order to sustain the future development of the business, maintain a solid investment grade credit rating and maximize shareholder value.

Notes to the consolidated financial statements

continued

30 Financial risk management and financial instruments *continued*

Ahold Delhaize may balance its overall capital structure in a number of ways, including through the payment of dividends, capital repayment, new share issues and share buybacks as well as the issuance of new debt or the redemption of existing debt.

Financial instruments
Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold Delhaize's categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

€ million	January 1, 2017		January 3, 2016	
	Carrying amount	Fair value	Carrying amount	Fair value
Loans receivable	66	75	42	49
Trade and other (non-)current receivables	1,600	1,600	832	832
Reinsurance assets	220	220	203	203
Total loans and receivables	1,886	1,895	1,077	1,084
Cash and cash equivalents	4,032	4,032	1,826	1,826
Short-term deposits and similar instruments	110	110	528	528
Derivatives	299	299	338	338
Available-for-sale	186	186	6	6
Total financial assets	**6,513**	**6,522**	3,775	3,782
Notes	(3,434)	(3,442)	(1,144)	(1,359)
Other loans	(5)	(5)	(3)	(3)
Financing obligations	(385)	(366)	(397)	(395)
Mortgages payable	(26)	(29)	(9)	(10)
Finance lease liabilities	(1,960)	(2,396)	(1,400)	(1,798)
Cumulative preferred financing shares	(497)	(549)	(497)	(554)
Dividend cumulative preferred financing shares	(20)	(20)	(22)	(22)
Accounts payable	(5,389)	(5,389)	(2,800)	(2,800)
Short-term borrowings	(1,253)	(1,253)	(52)	(52)
Interest payable	(59)	(59)	(29)	(29)
Reinsurance liabilities	(234)	(234)	(221)	(221)
Other	(89)	(97)	(61)	(71)
Total non-derivative financial liabilities	(13,351)	(13,839)	(6,635)	(7,314)
Derivatives	(63)	(63)	(210)	(210)
Total financial liabilities	**(13,414)**	**(13,902)**	(6,845)	(7,524)

Notes to the consolidated financial statements *continued*

30 Financial risk management and financial instruments *continued*

Of Ahold Delhaize's categories of financial instruments, only derivatives, assets available-for-sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

To the extent that no cash collateral is contractually required, the valuation of Ahold Delhaize's derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (CVA), and adjusted for Ahold Delhaize's own credit risk, called Debit Valuation Adjustment (DVA). The CVA / DVA calculations have been added to the fair value of Ahold Delhaize's interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

No CVA / DVA adjustments are made to the valuation of certain derivative instruments, for which both Ahold Delhaize and its counterparties are required to post or redeem cash collaterals if the value of a derivative exceeds a threshold defined in the contractual provisions. Such cash collaterals materially reduce the impact of both the counterparty and Ahold Delhaize's own non-performance risk on the value of the instrument. The portion of outstanding derivatives that was collateralized is specified as follows:

€ million	January 1, 2017	January 3, 2016
Cross-currency interest rate swaps	63	–
Total net derivative liabilities subject to collateralization	63	–
Collateralized amount	**17**	–

The carrying amount of trade and other (non-)current receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings for which an active market exists are based on year-end quoted prices. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on market rates prevailing at year-end. The fair value of the cumulative preferred financing shares is measured as the present value of expected future cash flows. Such cash flows include the dividend payments and the payments of the nominal value plus paid in capital. Expected future cash flows are discounted by using the yield curves derived from quoted interest rates and Credit Default Swap rates that match the maturity of the contracts. The conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in *Note 22*. The accrued interest is included in other current financial liabilities (see *Note 26*) and not in the carrying amounts of non-derivative financial assets and liabilities.

Short-term deposits and similar instruments (€110 million) contain short-term liquid investments that are considered part of Ahold Delhaize's cash management financial assets.

Notes to the consolidated financial statements

continued

30 Financial risk management and financial instruments *continued*

Derivatives

Fair values, notional amounts, maturities and the qualification of derivative financial instruments for accounting purposes are presented in the table below:

€ million	Maturity	January 1, 2017			January 3, 2016		
		Fair value		Notional amount		Fair value	Notional amount
		Assets	Liabilities		Assets	Liabilities	
Forward foreign currency contracts[1]	Within 1 year	1	–	85	–	–	83
Cross-currency swap[2]	After 5 years	–	–	–	–	(210)	253
Total cash flow hedges		**1**	**–**	**85**	**–**	**(210)**	**336**
Interest rate swaps[3]	Within 1 year	15	–	293	–	–	–
Cross-currency swaps[3,4]	Within 1 year	283	(18)	557	–	–	–
Interest rate swap[3]	Between 1 to 5 years	–	–	–	29	–	340
Cross-currency swap[3,4]	Between 1 to 5 years	–	–	–	309	–	340
Cross-currency swaps	After 5 years	–	(45)	216	–	–	–
Total derivatives – no hedge accounting treatment		**298**	**(63)**	**773**	**338**	**–**	**340**
Total derivative financial instruments		**299**	**(63)**	**858**	**338**	**(210)**	**676**

1   Foreign currency forwards designated as cash flow hedges are used to hedge the future cash flows denominated in foreign currencies.

2   Cross-currency swap accounted for as a cash flow hedge used to hedge currency and cash flow risk on floating debt denominated in foreign currency, related to JPY 33,000 million notes (see *Note 21* for additional information). The yen-euro currency swap was unwound on November 15, 2016.

3   Interest rate swap and cross-currency swap relate to the same notional amount of GBP 250 million.

4   As of January 1, 2017, the valuation of the GBP 250 million cross-currency swap, related to the GBP 250 million notes (see *Note 21* for additional information) includes the impact of the mark-to-market valuation of an embedded credit clause in the amount of nil. The volatility in the financial markets resulted in a gain of nil related to this credit clause in the year 2016 (2015: nil). Ahold Delhaize is required under these swap contracts to redeem the U.S. dollar notional amount through semi-annual installments that commenced in September 2004. $342 million has been paid down as of January 1, 2017.

Notes to the consolidated financial statements
continued

31 Related party transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company considers all members of the Executive Committee (ExCo) and the Supervisory Board to be key management personnel as defined in IAS 24 "Related parties." At the end of 2016, the ExCo consisted of the Management Board and four other members.

The total compensation of key management personnel in 2016 amounts to €24,969 thousand (2015: €26,157 thousand). This includes an estimate of additional wage tax relating to Board members leaving the Company due in accordance with Dutch tax laws in the amount of €0.1 million (2015: €5.1 million).

(Service) Agreements with individual Management Board members

Dick Boer

In 2016, the Company provided Dick Boer with an annual base salary, participation in the annual cash incentive plan and participation in the Company's equity-based long-term incentive plan (GRO – see *Note 32*). The annual base salary of €1,000 thousand was increased by 1.75% to €1,017 thousand effective March 28, 2016. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Unless Dick Boer's employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2019. If the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Dick Boer is entitled to a severance payment equal to one year's base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Dick Boer with a notice period of six months. Dick Boer participates in the company's Dutch pension plan.

Frans Muller

In 2016, the Company provided Frans Muller with an annual base salary of €1,007 thousand, participation in the annual cash incentive plan and participation in the Company's equity-based long-term incentive plan (GRO – see *Note 32*). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, Frans Muller receives a temporary housing allowance of €7,500 net per month as well as school fees. Effective October 5, 2016, Frans Muller has received a temporary expat allowance related to his interim role at Delhaize America. Unless Frans Muller's service agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2020. If the Company terminates his service agreement for reasons other than cause or because he is not reappointed by shareholders, Frans Muller is entitled to a severance payment equal to one year's base salary. His service agreement may be terminated by the Company with a notice period of 12 months and by Frans Muller with a notice period of six months. Frans Muller participates in the Company's Belgian pension plan and will transition into the Company's Dutch pension plan.

Jeff Carr

In 2016, the Company provided Jeff Carr with an annual base salary, participation in the annual cash incentive plan and participation in the Company's equity-based long-term incentive plan (GRO – see *Note 32*). The annual base salary of €666 thousand was increased by 1.75% to €678 thousand effective March 28, 2016. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, Jeff Carr receives a housing allowance of €7,000 net per month. Unless Jeff Carr's employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2020. If the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Jeff Carr is entitled to a severance payment equal to one year's base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Jeff Carr with a notice period of six months. Jeff Carr participates in the Company's Dutch pension plan.

Notes to the consolidated financial statements
continued

31 Related party transactions *continued*

Pierre Bouchut

In 2016, the Company provided Pierre Bouchut with an annual base salary of €641 thousand, participation in the annual cash incentive plan and participation in the Company's equity-based long-term incentive plan (GRO – see *Note 32*). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Unless Pierre Bouchut's employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2020. If the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Pierre Bouchut is entitled to a severance payment equal to one year's base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Pierre Bouchut with a notice period of six months. Pierre Bouchut participates in the Company's Belgian pension plan.

Kevin Holt

In 2016, the Company provided Kevin Holt with an annual base salary, participation in the annual cash incentive plan and participation in the Company's equity-based long-term incentive plan (GRO – see *Note 32*). The annual base salary of $763 thousand was increased to $925 thousand effective October 1, 2016, following his appointment as COO of Ahold USA. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, Kevin Holt is entitled to receive a housing allowance up to $7,500 net per month. Unless Kevin Holt's employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2020. If the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Kevin Holt is entitled to a severance payment equal to one year's base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Kevin Holt with a notice period of six months. Kevin Holt participates in the Company's U.S. pension plan.

James McCann

In 2016, the Company provided James McCann with an annual base salary, participation in the annual cash incentive plan and participation in the Company's equity-based long-term incentive plan (GRO – see *Note 32*). The annual base salary of €666 thousand was increased by 1.75% to €678 thousand effective March 28, 2016. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, James McCann receives a housing allowance of $10,000 net per month. James McCann participates in the Company's Dutch pension plan. On October 5, 2016, it was announced that James McCann has resigned as COO of Ahold USA and as a member of Ahold Delhaize's Management Board. His employment relationship with Ahold Delhaize will terminate as of April 30, 2017, without any severance payment due.

Notes to the consolidated financial statements
continued

31 Related party transactions *continued*

Remuneration of the Management Board by member

€ thousand	Base salary[1]	EIP[2]	Other[3]	Total direct remuneration	Share-based compensation[5]	Pensions[6]	Total remuneration[7]
			Direct remuneration		Deferred remuneration		
Dick Boer							
2016	**1,013**	**1,271**	**297**	**2,581**	**2,063**	**70**	**4,714**
2015	1,000	1,350	305	2,655	1,607	67	4,329
Frans Muller							
2016*	**446**	**323**	**192**	**961**	**1,168**	**163**	**2,292**
2015	–	–	–	–	–	–	–
Jeff Carr							
2016	**675**	**773**	**297**	**1,745**	**1,026**	**31**	**2,802**
2015	666	899	307	1,872	835	29	2,736
Pierre Bouchut							
2016*	**280**	**184**	**113**	**577**	**684**	**72**	**1,333**
2015	–	–	–	–	–	–	–
Kevin Holt							
2016*	**329**	**252**	**15**	**596**	**221**	**60**	**877**
2015	–	–	–	–	–	–	–
Total 2016	**2,743**	**2,803**	**914**	**6,460**	**5,162**	**396**	**12,018**
Total 2015	1,666	2,249	612	4,527	2,442	96	7,065

* For the members appointed to the Management Board in 2016, the 2016 remuneration reflects a partial year.

Remuneration of the former members of the Management Board

€ thousand	Base salary[1]	EIP[2]	Other[3,4]	Total direct remuneration	Share-based compensation[5]	Pensions[6]	Total remuneration[7]
			Direct remuneration		Deferred remuneration		
James McCann[4]							
2016	**514**	**590**	**2,501**	**3,605**	**421**	**31**	**4,057**
2015	666	899	1,176	2,741	1,010	30	3,781
Lodewijk Hijmans van den Bergh							
2016	**–**	**–**	**–**	**–**	**–**	**–**	**–**
2015	91	122	108	321	190	5	516
Total 2016	**514**	**590**	**2,501**	**3,605**	**421**	**31**	**4,057**
Total 2015	757	1,021	1,284	3,062	1,200	35	4,297

Notes to the consolidated financial statements
continued

31 Related party transactions *continued*

Remuneration of the Executive Committee including Management Board

The table below specifies the remuneration of the ExCo, comprising the Management Board members, the former members of the Management Board, as listed above and the additional ExCo members who were not part of the Management Board.

€ thousand	2016	2015
Base salary	**5,121**	4,241
EIP[2]	**5,535**	5,724
Other[3, 4]	**4,436**	4,672
Share-based compensation[5]	**7,544**	5,230
Pensions[6]	**616**	302
Total remuneration	**23,252**	20,169

1   Base salary represents the base salaries paid in 2016. Frans Muller, Pierre Bouchut and Kevin Holt were appointed as members of the Management Board effective July 24, 2016. The 2016 base salary for them reflects a partial year.

2   The ExCo incentive Plan (EIP) represents accrued annual cash incentives to be paid in the following year based on an overall weighted EIP. For an explanation of the Company's remuneration policy, see Remuneration under the *Governance section* of this report.

    For Dick Boer, Jeff Carr and James McCann, the EIP for the year 2016 has been determined pro rata for the period up to the merger and after the merger became effective. Frans Muller, Pierre Bouchut and Kevin Holt were appointed as members of the Management Board effective July 24, 2016. For them, the 2016 EIP reflects a partial year and has been determined pro rata for the period after the merger became effective. The overall 2016 performance multiplier was 108%. The individual EIP amounts also include the component linked to individual performance. In recognition of outstanding leadership leading up to and since the completion of the merger, the Supervisory Board increased the EIP payout for Dick Boer by 11% for 2016, in line with the parameters of the Company's Remuneration Policy.

3   "Other" mainly includes gross allowances for net pension, tax compensation (tax equalization charges for expatriates), allowances for housing expenses for certain individuals, relocation costs, international school fees, employer's contributions to social security plans, benefits in kind such as tax advice, medical expenses, and the associated tax gross up. Included in "Other" for Dick Boer in 2016 is a negative amount of €7.6 thousand, an amount reclaimed by the Company in accordance with Dutch law in respect of a share sale before the closing of the merger.

4   James McCann, Chief Operating Officer of Ahold USA and member of the Management Board and Executive Committee, stepped down on October 5, 2016. His employment relationship with Ahold Delhaize will terminate as of April 30, 2017, without any severance payment due. Outstanding shares under the GRO plan will vest over the term of employment in accordance with the applicable plan rules. Unvested shares outstanding at the termination date will be forfeited. An estimate of the remuneration costs relating to the period after October 5, 2016, until April 30, 2017, was recognized in 2016 in "Other" €1,131 thousand and in "Share-based compensation" a net reversal of costs of €119 thousand. Additionally included in "Other" for James McCann in 2016 is tax compensation of €893 thousand (2015: €805 thousand).

5   The fair value of each year's grant is determined on the grant date and expensed on a straight-line basis over the vesting period. The expense for 2016 reflects this year's portion of the share grants over the previous five years (2012 to 2016). The share-based compensation expense also includes the expense related to the shares under the special purpose plan as described in *Note 32*. Under this program, 105,000 shares were granted in 2013 to ExCo members who were not part of the Management Board, of which the last tranche vested in 2015 (2015: 35,000). The total share-based compensation expense in 2016 for these ExCo members is €1,961 thousand (2015: €1,588 thousand) of which nil (2015: €46 thousand) relates to the special purpose plan and €1,961 thousand (2015: €1,542 thousand) to the grants under the GRO program.

6   Pension costs are the total net periodic pension costs of the applicable pension plans.

Notes to the consolidated financial statements

continued

31 Related party transactions *continued*

Remuneration of the Supervisory Board members

€ thousand	2016	2015
Mats Jansson (appointed in 2016)	**115**	–
Jan Hommen (appointed in 2013)	**177**	122
Jacques de Vaucleroy (appointed in 2016)	**80**	–
Jack Stahl (appointed in 2016)	**76**	–
Ben Noteboom (reappointed in 2013)	**133**	103
Bill McEwan (appointed in 2016)	**71**	–
Rob van den Bergh (reappointed in 2015)	**132**	127
Stephanie Shern (reappointed in 2013)	**140**	127
Mark McGrath (reappointed in 2016)	**160**	131
René Hooft Graafland (appointed in 2014)	**127**	114
Mary Anne Citrino (appointed in 2016)	**136**	–
Johnny Thijs (appointed in 2016)	**55**	–
Patrick De Maeseneire (appointed in 2016)	**59**	–
Dominique Leroy (appointed in 2016)	**58**	–
Derk Doijer (resigned in July 2016)	**56**	116
Judith Sprieser (resigned in July 2015)	**–**	63
Total	**1,575**	903

The Supervisory Board remuneration for 2016 is in accordance with the Supervisory Board remuneration policies applicable in 2016. Up to the date of the merger between Ahold and Delhaize, the Ahold remuneration policy applied. This policy was adopted at the General Meeting of Shareholders on April 16, 2014. Ahold Delhaize's remuneration policy, adopted at the General Meeting of Shareholders on April 19, 2016, applies as of July 24, 2016 – the first calendar day after the merger of Ahold and Delhaize was finalized.

For the members who were appointed or resigned in 2016, the remuneration for 2016 reflects a partial year.

Notes to the consolidated financial statements
continued

31 Related party transactions *continued*

Shares and other interests in Ahold Delhaize

As of January 1, 2017, Management Board members held the following shares and other interests in Ahold Delhaize:

Number of shares	Common shares subject to additional holding requirement[1]	Other common shares	Total common shares
Dick Boer	152,435	249,112	401,547
Frans Muller[2]	–	47,642	47,642
Jeff Carr	86,952	26,013	112,965
Pierre Bouchut	–	442,049	442,049
Kevin Holt	–	–	–
Total	**239,387**	**764,816**	**1,004,203**

1   In line with best practice II.2.5 of the Dutch Corporate Governance Code 2008 and the Management Board remuneration policy, shares granted and vested under the GRO program to Management Board members should be retained for a period of at least five years after grant, except to finance tax payable at the vesting date, or at least until the end date of resignation from the Management Board, if this period is shorter.

2   Additionally, 9,579 shares are held by Frans Muller in the form of American Depository Receipts.

As of January 1, 2017, Jacques de Vaucleroy held 829,023 Ahold Delhaize common shares, Ben Noteboom held 15,637 Ahold Delhaize common shares, Bill McEwan held 7,125 Ahold Delhaize American Depository Receipts, Rob van den Bergh held 13,031 Ahold Delhaize common shares and Johnny Thijs held 5,673 Ahold Delhaize common shares. None of the other Supervisory Board members held Ahold Delhaize shares.

Ahold Delhaize does not provide loans or advances to members of the Management Board or the Supervisory Board. There are no loans or advances outstanding. Ahold Delhaize does not issue guarantees to the benefit of members of the Management Board or the Supervisory Board. No such guarantees are outstanding.

31 Related party transactions *continued*

Trading transactions

Ahold Delhaize has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements. Transactions were conducted at market prices.

During 2016 and 2015, the Company entered into the following transactions with unconsolidated related parties:

For the year ended January 1, 2017

€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties
Stationsdrogisterijen	17	–	–	7	–
JMR	5	–	1	–	–
Cathedral Commons	–	1	–	–	25
Other	2	4	11	1	14
Total	24	5	12	8	39

For the year ended January 3, 2016

€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties
Stationsdrogisterijen	17	–	–	6	–
JMR	5	–	1	–	–
Cathedral Commons	–	1	–	–	26
Other	4	3	11	–	16
Total	26	4	12	6	42

These unconsolidated related parties consist of:

- Stationsdrogisterijen C.V., a joint venture of Ahold Delhaize in the health and beauty care retail business.

- JMR, a joint venture of Ahold Delhaize in the retail business (see *Note 14*).

- Cathedral Commons Partners, LLC, a real estate joint venture of Ahold Delhaize.

- Super Indo, a joint venture of Ahold Delhaize in the retail business (see *Note 14*), included in "Other".

- "Other," which includes mainly real estate joint ventures in which Ahold Delhaize has an interest, holding properties operated by Ahold Delhaize and Loyalty Management Nederland B.V., an associate of Ahold Delhaize that renders services relating to the management of customer loyalty programs to certain Ahold Delhaize subsidiaries in the Netherlands.

- Ahold Delhaize participates in Coopernic and AMS, which are cooperative European purchase alliances towards third-party vendors. Receivable and payable positions occur with these buying alliances. These transactions are considered to reflect the results of the negotiated purchasing terms with the third-party vendors. As such, these transactions are not shown in the table above of related party transactions.

Furthermore, the Company's post-employment benefit plans in the Netherlands and the United States are considered related parties. For more information on these plans, see *Note 23*.

Notes to the consolidated financial statements
continued

32 Share-based compensation

In 2016, Ahold Delhaize's share-based compensation program consisted of a share grant program called Global Reward Opportunity (GRO). Total 2016 GRO share-based compensation expenses were €61 million (2015: €47 million). Ahold Delhaize's share-based compensation programs are equity-settled.

The fair value of the shares granted under the GRO program in 2016 at grant date was €97 million, of which €7 million related to Management Board members. The fair value is expensed over the vesting period of the grants adjusted for expected annual forfeitures of 5% (2015: 5%), excluding Management Board members. For the share-based compensation expenses allocable to the individual Management Board members, see *Note 31*. The fair value of the shares granted under a one-time retention incentive award (refer to *Other awards* in the paragraph below) was €29 million and is expensed over the vesting period.

GRO program
Main characteristics

A revised GRO program was introduced in 2016. The performance shares granted under this program vest on the day after the annual General Meeting of Shareholders in the third year after the grant, subject to certain performance conditions. The revised GRO program employs two financial measures: Return on Capital (RoC) and Total Shareholder Return (TSR), as well as non-financial performance measures related to sustainable retailing targets. The total GRO award is comprised of three portions of shares. The first 40% is linked to a three-year RoC target. Depending on performance, the number of shares that eventually vest may range between zero and a maximum of 150% of the number of shares granted. Another 40% is linked to TSR (share price growth and dividends paid over the performance period), with performance at vesting benchmarked against the TSR performance of a peer group comprised of 14 companies (refer to the *Remuneration section* for the composition of the peer group). The number of shares that vest depends on the Company's relative ranking in the peer group and may range between zero and a maximum of 175% of the number of shares granted (refer to table below for the vesting percentages based on Ahold Delhaize's ranking within the peer group). For the remaining 20% of the total GRO share award, the performance at vesting is measured using sustainable retailing targets. This measure relates to the Company's sustainable retailing strategic ambitions. The targets set under this non-financial performance measure are both qualitative and quantitative. Depending on performance, the number of shares that eventually vest can range between zero and a maximum of 150% of the number of shares granted.

The table below indicates the percentage of shares that could vest based on Ahold Delhaize's TSR ranking within the peer group:

2016 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12	13	14
All participants	175%	150%	125%	110%	100%	80%	50%	0%	0%	0%	0%	0%	0%	0%

Treatment outstanding performance shares

Shares awarded in previous years under the Ahold GRO program (to former Ahold Management Board members and associates) and the Delhaize European long-term incentive plan (to former Delhaize Management Board members) have been rolled over in the (new) Ahold Delhaize's long-term equity-based program (2016 GRO).

Outstanding (non-vested) performance share awards remaining from the Ahold GRO plan have been split into two parts. One part, which is related to the full performance years prior to the year of the merger (2012, 2013, 2014 and 2015, where applicable), has been assessed against the performance of Ahold as a standalone company, on the basis of the existing performance measures. Based on the performance realized in those years, this part of the award has been assessed on the basis of the applicable share programs and converted into restricted Ahold Delhaize shares. These restricted shares are not subject to additional performance criteria, but will be subject to the remaining vesting period and continued employment. The other part, which is related to the performance during the year of the merger (2016) and beyond, will be assessed against the financial measures of Ahold Delhaize's long-term equity-based plan. The outstanding conditional shares will continue to be subject to the remaining vesting period and continued employment.

Notes to the consolidated financial statements
continued

32 Share-based compensation *continued*

Outstanding (non-vested) performance shares awarded under the Delhaize European long-term incentive plan have similarly been converted into Ahold Delhaize restricted shares and shares which are subject to meeting the performance measures of the Ahold Delhaize GRO plan.

Shares granted in 2014 and 2015 converted in 2016

Under the 2013-2015 GRO program, shares were granted over a three-year period. The program consisted of three components: one with a performance hurdle at grant (conditional share grant) and two components with a performance hurdle at vesting (performance share grants). The size of the conditional share grant was subject to the Executive Incentive Plan Multiplier of the preceding year. Half of the performance share grant was linked to a three-year RoC target. Dependent on RoC performance, the number of shares that eventually vested could range between 0% and a maximum of 150% of the number of shares granted. For the other half of the performance share grant, the performance at vesting was measured using the TSR ranking. The table below indicates the percentage of shares with a TSR performance measure under the 2013-2015 GRO program that could vest based on Ahold's ranking within the peer group:

2013-2015 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12
Vice President and up	175%	150%	125%	100%	75%	50%	0%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

As of the end of 2015, for the performance years 2014-2015, Ahold held the third position with respect to the 2014 share grant and the second position with respect to the 2015 share grant. Based on these rankings the TSR performance shares were converted into restricted shares. The 2014 grant used a percentage of 125% for Vice President and up and 120% for other participants, and the 2015 grant used a percentage of 150% for Vice President and up and 135% for other participants. The remaining portion (one year for the 2014 grant and two years for the 2015 grant) will be assessed against the TSR performance of the 2016 GRO plan.

Ahold's RoC performance as of the end of 2015 was 93% of target with respect to the 2014 year share grant and 100% of target with respect to the 2015 share grant. The RoC performance shares were converted into restricted shares using these vesting percentages. The remaining portion (one year for the 2014 grant and two years for the 2015 grant) will be assessed against Ahold Delhaize's RoC performance.

Shares granted in 2012 converted in 2016

Under the 2006-2012 GRO program, Ahold shares were granted through a mid-term (three-year) and a long-term (five-year) program.
For participants other than the Management Board members, the mid-term component of the program contained a matching share feature.
For every five shares a participant held for an additional two years after the vesting date, the participant receives one additional share.

Under the 2006-2012 GRO program, the shares granted through the long-term component were subject to a performance condition. The number of shares that ultimately vest depends on Ahold's performance compared to other retail companies, measured over a five-year period using TSR. The table below indicates the percentage of shares that could vest based on Ahold's ranking within the peer group:

2006-2012 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12
Management Board	150%	130%	110%	90%	70%	50%	25%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

As of the end of 2015, Ahold held the second position among the peer group for the performance years 2012-2015. Based on this TSR ranking, the performance shares for the 2012 five-year share grant were converted into restricted shares using the measure of 130% for Management Board members and 135% for other participants. The remaining portion of the 2012 five-year grant, which is related to the Company's performance in 2016, will be assessed against the TSR performance measure of the 2016 GRO plan.

Notes to the consolidated financial statements
continued

32 Share-based compensation *continued*

Remaining unvested shares granted under the 2006-2012 and the 2013-2015 GRO program will vest on the day after the publication of Ahold Delhaize's full-year results in the third year (three-year programs) or fifth year (five-year programs) after the grant, subject to performance conditions and provided the participant is still employed by Ahold Delhaize. Remaining unvested shares granted to Management Board members will vest on the day after the annual General Meeting of Shareholders in the third year (mid-term component) or fifth year (long-term component) after the grant, subject to performance conditions and continued employment.

Other awards
A limited number of shares were granted to other ExCo members and other employees in 2014 and 2015 under a special purpose plan. This program consists of unconditional and conditional shares. The unconditional shares vest immediately on the award date. The conditional shares vest in two tranches. Half of the conditional shares vest on the day after the publication of Ahold Delhaize's full-year results in the first year and half in the second year after the grant.

Also, a number of shares were granted to a select group of senior management (excluding the Management Board and ExCo members) in 2016 under a one-time retention incentive award. The vesting of these individual share awards is contingent upon the realization of the merger implementation. These performance shares will vest in two installments of 50% each of the granted shares. The first installment will vest 12 months after the date of grant. The second installment will vest 24 months after the date of grant. To underline the retention function of this award, an additional holding period of 12 months applies from the date of vesting.

Shares vesting in 2017
In 2017, the 2012 five-year GRO and the 2014 GRO grant will vest. The GRO shares vesting will comprise both conditional shares as well as performance shares based on the Company's TSR and RoC performance. Part of the TSR and RoC performance share grants were already converted into restricted shares in 2016 (see Shares granted in 2012 converted in 2016 and Shares granted in 2014 and 2015 converted in 2016 above) and are not subject to additional performance criteria. For the remaining portion of the performance shares, 2016 TSR and RoC performance was assessed. As of the end of 2016, Ahold Delhaize ranked second in the TSR peer group with respect to the 2012 five-year share grant and first with respect to the 2014 grant. Based on these TSR rankings and applying the 2016 GRO vesting table, the vesting percentage for the 2012 grant was 150% and for the 2014 grant 175%.

At the end of each reporting period, Ahold Delhaize revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions (RoC and sustainable retailing performance). Ahold Delhaize recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. The final vesting percentage for the portion of the 2014 shares dependent on Ahold Delhaize's RoC performance is 117%.

On April 13, 2017, a maximum of 0.3 million shares granted in 2014 to members of the Management Board under the Ahold GRO plan and 0.2 million performance shares granted in 2012 to members of the Management Board under the five-year component of the Ahold GRO plan are expected to vest. On May 26, 2017, a maximum of 0.2 million shares granted in 2014 to members of the Management Board under the Delhaize European long-term incentive plan are expected to vest. Except to finance taxes and social security charges due on the vesting date, members of the Management Board cannot sell shares for a period of at least five years following the grant date, or until the date of resignation from the Management Board, if this period is shorter.

On March 2, 2017, a maximum of 3.3 million shares granted in 2014 to Ahold Delhaize associates under the Ahold GRO plan, 2.7 million performance shares granted in 2012 to Ahold Delhaize associates under the five-year component of the Ahold GRO plan and 0.1 million matching shares granted in 2012 to Ahold Delhaize associates under the three-year component of the Ahold GRO plan are expected to vest. Vesting is subject to the participant being employed by the Company on the applicable vesting date. As of vesting date, participants are allowed to sell all or part of the shares vested, subject to insider trading restrictions as applicable from time to time.

Notes to the consolidated financial statements
continued

32 Share-based compensation *continued*

In addition, a maximum number of 0.7 million shares granted in 2016 to Ahold Delhaize associates under the one-time retention plan are expected to vest in November 2017, provided the performance conditions are met.

The Company will use treasury shares for the delivery of the vested shares.

The following table summarizes the status of the GRO program during 2016 for the individual Management Board members and for all other employees in the aggregate.

	Outstanding at the beginning of 2016	Granted[1]	Performance adjustment[2]	Vested[3]	Forfeited	Converted[4]	Outstanding at the end of 2016	Minimum number of shares[5]	Maximum number of shares[6]	Fair value per share at the grant date (€)	Incremental fair value[7]
Dick Boer											
Five-year 2011 grant	65,965	–	6,596	72,561	–	–	**–**	–	–	6.00	0.00
Five-year 2012 grant	73,026	–	–	–	–	(73,026)	**–**	–	–	7.81	0.00
Five-year 2012 grant – Restricted	–	–	17,526	–	–	58,421	**75,947**	75,947	75,947	7.81	0.00
Five-year 2012 grant – Performance	–	–	–	–	–	14,605	**14,605**	–	25,558	7.81	2.60
2013 TSR grant	63,221	–	–	63,221	–	–	**–**	–	–	7.76	0.00
2013 RoC grant	63,221	–	(25,289)	37,932	–	–	**–**	–	–	10.52	0.00
2013 Conditional grant	25,757	–	–	25,757	–	–	**–**	–	–	10.52	0.00
2014 TSR grant	49,844	–	–	–	–	(49,844)	**–**	–	–	11.20	0.00
2014 Restricted (TSR)	–	–	8,308	–	–	33,229	**41,537**	41,537	41,537	11.20	0.00
2014 Performance (TSR)	–	–	–	–	–	16,615	**16,615**	–	29,076	11.20	0.25
2014 RoC grant	49,844	–	–	–	–	(49,844)	**–**	–	–	12.40	0.00
2014 Restricted (RoC)	–	–	(2,326)	–	–	33,229	**30,903**	30,903	30,903	12.40	0.00
2014 Performance (RoC)	–	–	–	–	–	16,615	**16,615**	–	24,922	12.40	0.00
2014 Conditional grant	32,860	–	–	–	–	–	**32,860**	32,860	32,860	12.40	0.00
2015 TSR grant	54,336	–	–	–	–	(54,336)	**–**	–	–	14.66	0.00
2015 Restricted (TSR)	–	–	9,056	–	–	18,112	**27,168**	27,168	27,168	14.66	0.00
2015 Performance (TSR)	–	–	–	–	–	36,224	**36,224**	–	63,392	14.66	0.00
2015 RoC grant	54,336	–	–	–	–	(54,336)	**–**	–	–	18.14	0.00
2015 Restricted (RoC)	–	–	–	–	–	18,112	**18,112**	18,112	18,112	18.14	0.00
2015 Performance (RoC)	–	–	–	–	–	36,224	**36,224**	–	54,336	18.14	0.00
2015 Conditional grant	14,383	–	–	–	–	–	**14,383**	14,383	14,383	18.14	0.00
2016 TSR grant	–	48,680	–	–	–	–	**48,680**	–	85,190	20.46	0.00
2016 RoC grant	–	48,680	–	–	–	–	**48,680**	–	73,020	20.15	0.00
2016 Sustainable retailing grant	–	24,340	–	–	–	–	**24,340**	–	36,510	20.15	0.00

Notes to the consolidated financial statements

continued

32 Share-based compensation *continued*

	Outstanding at the beginning of 2016	Granted[1]	Performance adjustment[2]	Vested[3]	Forfeited	Converted[4]	Outstanding at the end of 2016	Minimum number of shares[5]	Maximum number of shares[6]	Fair value per share at the grant date (€)	Incremental fair value[7]
Frans Muller											
2014 Performance (TSR)	–	–	–	–	–	13,197	**13,197**	–	23,094	21.23	8.56
2014 Performance (RoC)	–	–	–	–	–	13,197	**13,197**	–	19,795	21.23	0.00
2014 Restricted	–	–	–	–	–	79,183	**79,183**	79,183	79,183	21.23	0.00
2015 Performance (TSR)	–	–	–	–	–	18,026	**18,026**	–	31,545	20.67	2.21
2015 Performance (RoC)	–	–	–	–	–	18,026	**18,026**	–	27,039	20.67	0.00
2015 Restricted	–	–	–	–	–	27,040	**27,040**	27,040	27,040	20.67	0.00
2016 Performance (TSR)	–	–	–	–	–	30,162	**30,162**	–	52,783	20.44	0.00
2016 Performance (RoC)	–	–	–	–	–	30,162	**30,162**	–	45,243	20.21	0.00
2016 Performance (Sustainability)	–	–	–	–	–	15,082	**15,082**	–	22,623	20.21	0.00
2016 TSR grant	–	41,035	–	–	–	–	**41,035**	–	71,811	20.46	0.00
2016 RoC grant	–	41,035	–	–	–	–	**41,035**	–	61,552	20.15	0.00
2016 Sustainable retailing grant	–	20,518	–	–	–	–	**20,518**	–	30,777	20.15	0.00

Notes to the consolidated financial statements

continued

32 Share-based compensation *continued*

	Outstanding at the beginning of 2016	Granted[1]	Performance adjustment[2]	Vested[3]	Forfeited	Converted[4]	Outstanding at the end of 2016	Minimum number of shares[5]	Maximum number of shares[6]	Fair value per share at the grant date (€)	Incremental fair value[7]
Jeff Carr											
Five-year 2011 grant	50,388	–	5,038	55,426	–	–	**–**	–	–	5.80	0.00
Five-year 2012 grant	45,405	–	–	–	–	(45,405)	**–**	–	–	7.81	0.00
Five-year 2012 grant – Restricted	–	–	10,897	–	–	36,324	**47,221**	47,221	47,221	7.81	0.00
Five-year 2012 grant – Performance	–	–	–	–	–	9,081	**9,081**	–	15,891	7.81	2.60
2013 TSR grant	29,539	–	–	29,539	–	–	**–**	–	–	7.76	0.00
2013 RoC grant	29,539	–	(11,816)	17,723	–	–	**–**	–	–	10.52	0.00
2013 Conditional grant	16,247	–	–	16,247	–	–	**–**	–	–	10.52	0.00
2014 TSR grant	24,614	–	–	–	–	(24,614)	**–**	–	–	11.20	0.00
2014 Restricted (TSR)	–	–	4,103	–	–	16,409	**20,512**	20,512	20,512	11.20	0.00
2014 Performance (TSR)	–	–	–	–	–	8,205	**8,205**	–	14,358	11.20	0.25
2014 RoC grant	24,614	–	–	–	–	(24,614)	**–**	–	–	12.40	0.00
2014 Restricted (RoC)	–	–	(1,148)	–	–	16,409	**15,261**	15,261	15,261	12.40	0.00
2014 Performance (RoC)	–	–	–	–	–	8,205	**8,205**	–	12,307	12.40	0.00
2014 Conditional grant	21,907	–	–	–	–	–	**21,907**	21,907	21,907	12.40	0.00
2015 TSR grant	21,309	–	–	–	–	(21,309)	**–**	–	–	14.66	0.00
2015 Restricted (TSR)	–	–	3,552	–	–	7,103	**10,655**	10,655	10,655	14.66	0.00
2015 Performance (TSR)	–	–	–	–	–	14,206	**14,206**	–	24,860	14.66	0.00
2015 RoC grant	21,309	–	–	–	–	(21,309)	**–**	–	–	18.14	0.00
2015 Restricted (RoC)	–	–	–	–	–	7,103	**7,103**	7,103	7,103	18.14	0.00
2015 Performance (RoC)	–	–	–	–	–	14,206	**14,206**	–	21,309	18.14	0.00
2015 Conditional grant	9,589	–	–	–	–	–	**9,589**	9,589	9,589	18.14	0.00
2016 TSR grant	–	24,168	–	–	–	–	**24,168**	–	42,294	20.46	0.00
2016 RoC grant	–	24,168	–	–	–	–	**24,168**	–	36,252	20.15	0.00
2016 Sustainable retailing grant	–	12,084	–	–	–	–	**12,084**	–	18,126	20.15	0.00
Pierre Bouchut											
2014 Performance (TSR)	–	–	–	–	–	12,131	**12,131**	–	21,229	21.23	8.56
2014 Performance (RoC)	–	–	–	–	–	12,131	**12,131**	–	18,196	21.23	0.00
2014 Restricted	–	–	–	–	–	72,784	**72,784**	72,784	72,784	21.23	0.00
2015 Performance (TSR)	–	–	–	–	–	15,534	**15,534**	–	27,184	20.67	2.21
2015 Performance (RoC)	–	–	–	–	–	15,534	**15,534**	–	23,301	20.67	0.00
2015 Restricted	–	–	–	–	–	23,301	**23,301**	23,301	23,301	20.67	0.00
2016 TSR grant	–	19,585	–	–	–	–	**19,585**	–	34,273	20.46	0.00
2016 RoC grant	–	19,585	–	–	–	–	**19,585**	–	29,377	20.15	0.00
2016 Sustainable retailing grant	–	9,793	–	–	–	–	**9,793**	–	14,689	20.15	0.00

Notes to the consolidated financial statements
continued

32 Share-based compensation *continued*

	Outstanding at the beginning of 2016	Granted[1]	Performance adjustment[2]	Vested[3]	Forfeited	Converted[4]	Outstanding at the end of 2016	Minimum number of shares[5]	Maximum number of shares[6]	Fair value per share at the grant date (€)	Incremental fair value[7]
Kevin Holt											
2016 TSR grant	–	27,416	–	–	–	–	**27,416**	–	47,978	20.46	0.00
2016 RoC grant	–	27,416	–	–	–	–	**27,416**	–	41,124	20.15	0.00
2016 Sustainable retailing grant	–	13,708	–	–	–	–	**13,708**	–	20,562	20.15	0.00
James McCann[8]											
Five-year 2011 grant	50,388	–	5,038	55,426	–	–	**–**	–	–	5.80	0.00
Five-year 2012 grant	45,405	–	–	–	–	(45,405)	**–**	–	–	7.81	0.00
Five-year 2012 grant – Restricted	–	–	10,897	–	–	36,324	**47,221**	47,221	47,221	7.81	0.00
Five-year 2012 grant – Performance	–	–	–	–	–	9,081	**9,081**	–	15,891	7.81	2.60
2013 TSR grant	42,147	–	–	42,147	–	–	**–**	–	–	7.76	0.00
2013 RoC grant	42,147	–	(16,859)	25,288	–	–	**–**	–	–	10.52	0.00
2013 Conditional grant	17,171	–	–	17,171	–	–	**–**	–	–	10.52	0.00
2014 TSR grant	33,229	–	–	–	–	(33,229)	**–**	–	–	11.20	0.00
2014 Restricted (TSR)	–	–	5,538	–	–	22,153	**27,691**	27,691	27,691	11.20	0.00
2014 Performance (TSR)	–	–	–	–	–	11,076	**11,076**	–	19,383	11.20	0.25
2014 RoC grant	33,229	–	–	–	–	(33,229)	**–**	–	–	12.40	0.00
2014 Restricted (RoC)	–	–	(1,551)	–	–	22,153	**20,602**	20,602	20,602	12.40	0.00
2014 Performance (RoC)	–	–	–	–	–	11,076	**11,076**	–	16,614	12.40	0.00
2014 Conditional grant	21,907	–	–	–	–	–	**21,907**	21,907	21,907	12.40	0.00
2015 TSR grant	28,766	–	–	–	–	(28,766)	**–**	–	–	14.66	0.00
2015 Restricted (TSR)	–	–	4,794	–	–	9,589	**14,383**	14,383	14,383	14.66	0.00
2015 Performance (TSR)	–	–	–	–	–	19,177	**19,177**	–	33,559	14.66	0.00
2015 RoC grant	28,766	–	–	–	–	(28,766)	**–**	–	–	18.14	0.00
2015 Restricted (RoC)	–	–	–	–	–	9,589	**9,589**	9,589	9,589	18.14	0.00
2015 Performance (RoC)	–	–	–	–	–	19,177	**19,177**	–	28,765	18.14	0.00
2015 Conditional grant	9,589	–	–	–	–	–	**9,589**	9,589	9,589	18.14	0.00
2016 TSR grant	–	27,620	–	–	–	–	**27,620**	–	48,335	20.46	0.00
2016 RoC grant	–	27,620	–	–	–	–	**27,620**	–	41,430	20.15	0.00
2016 Sustainable retailing grant	–	13,810	–	–	–	–	**13,810**	–	20,715	20.15	0.00
Subtotal Management Board members	1,193,997	471,261	32,354	458,438	–	395,490	**1,634,664**	726,448	2,192,716		

1   Represents the number of shares originally granted for the 2016 grant.

2   Represents the adjustment to the number of shares granted resulting from the TSR ranking and RoC performance.

3   The vesting date of the five-year 2011 grant and the three-year 2013 grant was April 20, 2016. The Euronext share price was €19.84 on April 20, 2016.

Notes to the consolidated financial statements
continued

32 Share-based compensation *continued*

4   Represents the conversion of shares, awarded in years prior to the merger, into restricted shares (conversion before applying the performance adjustment) and performance shares. The outstanding awards remaining from past grants have been split into two parts as explained in the section *Treatment of outstanding performance shares.*

5   For the conditional and restricted shares, the minimum number of shares that could potentially vest equals the number of outstanding shares. For the TSR performance grants, the minimum number of shares that could potentially vest would be nil if Ahold Delhaize's ranking was eight or lower (as explained in the section *Main characteristics* above). For the RoC and Sustainability performance grants, the minimum number of shares that could potentially vest equals nil (as explained in the section *Main characteristics* above).

6   For the conditional and restricted shares, the maximum number of shares that could potentially vest equals the number of outstanding shares. For the TSR performance grants, the maximum number of shares that could potentially vest equals 175% of outstanding shares if Ahold Delhaize's ranking is one. For the RoC performance grants and for the Sustainable retailing performance grants the maximum number of shares that could potentially vest equals 150% of outstanding shares, (as explained in the section *Main characteristics* above).

7   Represents the incremental fair value for the shares converted in 2016.

8   James McCann, Chief Operating Officer of Ahold USA and member of the Management Board and Executive Committee, stepped down on October 5, 2016. His employment relationship with Ahold Delhaize will terminate as of April 30, 2017. Outstanding shares under the GRO plan will vest over the term of employment in accordance with the applicable plan rules. Unvested shares outstanding at the termination date will be forfeited.

	Outstanding at the beginning of 2016	Granted[1,2]	Performance adjustment[3]	Vested[4]	Forfeited	Converted[5]	Outstanding at the end of 2016
Other employees							
2011 grant	1,935,302	95,323	385,773	2,412,936	3,462	–	**–**
2012 grant	2,114,613	–	577,609	68,525	99,941	–	**2,523,756**
2013 grant	3,527,569	–	(459,969)	3,029,244	38,356	–	**–**
2014 grant[6]	3,112,251	–	105,769	94,282	152,773	34,314	**3,005,279**
2015 grant[7]	2,970,642	–	160,657	75,102	175,005	21,242	**2,902,434**
2016 grant	–	4,364,099	–	–	96,127	–	**4,267,972**
2016 retention award	–	1,442,170	–	–	–	–	**1,442,170**
Subtotal Management Board members	1,193,997	471,261	32,354	458,438	–	395,490	**1,634,664**
Total number of shares	14,854,374	6,372,853	802,193	6,138,527	565,664	451,046	**15,776,275**

1   For the five-year 2011 grant, the number of shares allocated in 2016 represents the actual number of matching shares related to the 2011 grant.

2   The grant date fair value of the matching shares is expensed over the five-year vesting period. This table presents the matching shares as awarded in the year of vesting. The total number of matching shares granted up to and outstanding at the end of the 2016 is 104,428 (2015: 219,328).

3   Represents the adjustment to the number of shares granted resulting from the TSR ranking and RoC performance.

4   The vesting date of the five-year 2011 grant, the matching shares related to the 2011 grant and the 2013 grant was March 3, 2016. The Euronext share price was €20.36 on March 3, 2016.

5   Represents the conversion of shares, awarded in years prior to the merger, into restricted shares (conversion before applying the performance adjustment) and performance shares. The outstanding awards remaining from past grants have been split into two parts as explained in the section *Treatment of outstanding performance shares*. The incremental fair value for the 2012 grant is €1.39 for all other employees, for the 2014 performance TSR grant the incremental fair value is €0.25 for VP and up, and €2.26 for all other employees. For all other converted grants, there is no incremental fair value.

6   The 2014 grant includes the special purpose plan as described above. Under this program, 21,000 shares were granted in 2014, of which 7,000 vested in 2014, 7,000 vested in 2015, 3,000 were cancelled in 2015 and 4,000 vested in 2016.

7   The 2015 grant includes the special purpose plan as described above. Under this program, 61,200 shares were granted in 2015, of which 20,400 vested in 2015 and 24,400 vested in 2016. At the end of 2016, 16,400 shares under this program were outstanding and will vest in 2017.

Notes to the consolidated financial statements
continued

32 Share-based compensation *continued*

Valuation model and input variables

The weighted average fair value of the shares granted in 2016, for all eligible participants including Management Board members, amounted to €20.44, €20.13 and €20.13 per share for TSR performance shares, RoC performance shares and Sustainability performance shares, respectively (2015: conditional shares €18.15, TSR performance shares €15.71 and RoC performance shares €18.17). The fair values of the RoC and Sustainable retailing performance shares are based on the Black-Scholes model. The fair values of the TSR performance shares are determined using a Monte Carlo simulation model, which considers the likelihood of Ahold Delhaize's TSR ending at various ranks as well as the expected share price at each rank. The most important assumptions used in the valuations of the fair values were as follows:

	2016	2015
Opening share price at grant date	21.70	19.65
Risk-free interest rate	(0.6)%	(0.2)%
Volatility	22.2%	18.5%
Assumed dividend yield	2.7%	2.7%

Expected volatility has been determined based on historical volatilities for a period of three years.

The incremental fair values of the shares converted in 2016 in the (new) Ahold Delhaize's long-term equity-based program has been determined by using the same models as described above. The most important assumptions used in the valuations of the incremental fair values were as follows:

	2015	2014	2012
Opening share price at grant date	21.70	21.70	21.70
Risk-free interest rate	(0.6)%	(0.6)%	(0.6)%
Volatility	22.2%	22.2%	22.2%
Assumed dividend yield	2.7%	2.6%	2.6%

Notes to the consolidated financial statements

continued

33 Operating leases

Ahold Delhaize as lessee

Ahold Delhaize leases a significant number of its stores, as well as distribution centers, offices and other assets, under operating lease arrangements. The aggregate amounts of Ahold Delhaize's minimum lease commitments payable to third parties under non-cancellable operating lease contracts are as follows:

€ million	January 1, 2017	January 3, 2016
Within one year	1,171	842
Between one and five years	3,462	2,704
After five years	2,856	2,594
Total	7,489	6,140

Certain store leases provide for contingent additional rentals based on a percentage of sales and consumer price indices. Substantially all of the store leases have renewal options for additional terms. None of Ahold Delhaize's leases impose restrictions on Ahold Delhaize's ability to pay dividends, incur additional debt or enter into additional leasing arrangements. The annual costs of Ahold Delhaize's operating leases from continuing operations, net of sublease income, are as follows:

€ million	2016	2015
Minimum rentals	1,004	823
Contingent rentals	11	17
Sublease income	(136)	(128)
Total	879	712

In addition to the operating lease commitments disclosed above, Ahold Delhaize has signed lease agreements for properties under development of which it has not yet taken possession. The total future minimum lease payments for these agreements amount to approximately €173 million (2015: €109 million). These lease contracts are subject to conditions precedent to the rent commencement date.

Ahold Delhaize as lessor

Ahold Delhaize rents out its investment properties (mainly retail units in shopping centers containing an Ahold Delhaize store) and also (partially) subleases various other properties that are leased by Ahold Delhaize under operating leases. The aggregate amounts of the related future minimum lease and sublease payments receivable under non-cancellable lease contracts are as follows:

€ million	January 1, 2017	January 3, 2016[1]
Within one year	241	211
Between one and five years	593	542
After five years	296	314
Total	1,130	1,067

1   Total adjustment of €22 million from last year's disclosure of €1,089 million.

The total contingent rental income recognized during the year on all leases where Ahold Delhaize is the lessor was €3 million (2015: €2 million).

Notes to the consolidated financial statements
continued

34 Commitments and contingencies

Capital investment commitments

As of January 1, 2017, Ahold Delhaize had outstanding capital investment commitments for property, plant and equipment and investment property, and for intangible assets of approximately €264 million and €30 million, respectively (January 3, 2016: €228 million and €9 million, respectively). Ahold Delhaize's share in the capital investment commitments of its unconsolidated joint ventures JMR and Super Indo amounted to €7 million as of January 1, 2017 (January 3, 2016: €5 million).

Purchase commitments

Ahold Delhaize enters into purchase commitments with vendors in the ordinary course of business. Ahold Delhaize has purchase contracts with some vendors for varying terms that require Ahold Delhaize to buy services and predetermined volumes of goods and goods not-for-resale at fixed prices. As of January 1, 2017, the Company's purchase commitments were approximately €1,086 million (January 3, 2016: €821 million). Not included in the purchase commitments are those purchase contracts for which Ahold Delhaize has received advance vendor allowances, such as upfront signing payments in consideration of its purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon the repayment of the unearned portions of the advance vendor allowances. The unearned portion of these advance vendor allowances is recorded as a liability on the balance sheet.

Contingent liabilities
Guarantees

Guarantees to third parties issued by Ahold Delhaize can be summarized as follows:

€ million	January 1, 2017	January 3, 2016
Lease guarantees	**902**	495
Lease guarantees backed by letters of credit	**60**	68
Corporate and buyback guarantees	**34**	36
Total	**996**	599

The amounts included in the table above are the maximum undiscounted amounts the Group could be forced to settle under the arrangement for the full guaranteed amount, if that amount is claimed by the counterparty to the guarantee. As part of the divestment of U.S. Foodservice in 2007, Ahold Delhaize received an irrevocable standby letter of credit for $216 million (€163 million), which was reduced to $64 million (€60 million) as of January 1, 2017 (2015: $73 million (€68 million)).

Ahold Delhaize is contingently liable for leases that have been assigned to third parties in connection with facility closings and asset disposals. Ahold Delhaize could be required to assume the financial obligations under these leases, if any of the assignees are unable to fulfill their lease obligations. The lease guarantees are based on the nominal value of future minimum lease payments of the assigned leases, which extend through 2040. The amounts of the lease guarantees exclude the cost of common area maintenance and real estate taxes; such amounts may vary in time, per region, and per property. Of the €902 million in the undiscounted lease guarantees, €184 million relates to the BI-LO / Bruno's divestment, €204 million to the Sweetbay, Harveys, and Reid's divestment, €144 million to the Bottom Dollar Food divestment and €161 million to the Tops divestment. On a discounted basis the lease guarantees amount to €786 million and €437 million as of January 1, 2017, and January 3, 2016, respectively.

BI-LO / Bruno's divestment

On February 5, 2009, and March 23, 2009, Bruno's Supermarkets, LLC and BI-LO, LLC, respectively, filed for protection under Chapter 11 of the U.S. Bankruptcy Code (the filings). As a result of the filings, Ahold Delhaize has made an assessment of its potential obligations under the lease guarantees based upon the remaining initial term of each lease, an assessment of the possibility that Ahold Delhaize would have to pay under a guarantee and any potential remedies that Ahold Delhaize may have to limit future lease payments. Consequently, in 2009, Ahold Delhaize recognized provisions of €109 million and related tax benefit offsets of €47 million within results on divestments.

Notes to the consolidated financial statements
continued

34 Commitments and contingencies *continued*

On May 12, 2010, the reorganized BI-LO exited bankruptcy protection and BI-LO assumed 149 operating locations that are guaranteed by Ahold Delhaize. During the BI-LO bankruptcy, BI-LO rejected a total of 16 leases that are guaranteed by Ahold Delhaize and Ahold Delhaize also took assignment of 12 other BI-LO leases with Ahold Delhaize guarantees. Based on the foregoing developments, Ahold Delhaize recognized a reduction of €23 million in its provision, after tax, within results on divestments in the first half of 2010. Since the end of the second quarter of 2010, Ahold Delhaize has entered into settlements with a number of landlords relating to leases of former BI-LO or Bruno's stores that are guaranteed by Ahold Delhaize.

At the end of 2016, the remaining provision relating to BI-LO and Bruno's was €15 million (2015: €19 million) with a related tax benefit offset of €6 million (2015: €8 million). This amount represents Ahold Delhaize's best estimate of the discounted aggregate amount of the remaining lease obligations and associated charges, net of known mitigation offsets, which could result in cash outflows for Ahold Delhaize under the various lease guarantees. Ahold Delhaize continues to monitor any developments and pursue its mitigation efforts with respect to these lease guarantee liabilities.

Sweetbay, Harveys, Reid's and Bottom Dollar Food Divestment
As a result of the merger, Ahold Delhaize has made an assessment of its potential obligations under lease guarantees considering the remaining term of each lease, re-let potential of the property if the acquirer were to default on the lease, and the credit position of the counter party. Ahold Delhaize recognized a liability of €20 million which represents the estimated fair value of the lease guarantees.

Other
Ahold Delhaize has provided corporate guarantees to certain suppliers of its franchisees or non-consolidated entities. Ahold Delhaize would be required to perform under the guarantee, if the franchisee or non-consolidated entity failed to meet its financial obligations, as described in the guarantee. Buyback guarantees relate to Ahold Delhaize's commitment to repurchase stores or inventory from certain franchisees at predetermined prices. The buyback guarantees reflect the maximum committed repurchase value under the guarantees. The last of the corporate and buyback guarantees expire in 2022.

Representations and warranties as part of the sale of Ahold Delhaize's operations
Ahold Delhaize has provided, in the relevant sales agreements, customary representations and warranties including, but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters, and employee benefits and taxes. These representations and warranties will generally terminate, depending on their specific features, a number of years after the date of the relevant transaction completion date.

The most significant sales of operations are described below. In addition, specific, limited representations and warranties exist for a number of Ahold Delhaize's smaller divestments. The aggregate impact of claims, if any, under such representations and warranties is not expected to be material.

Disco
Ahold Delhaize is required to indemnify the buyers of Disco S.A. (Disco) and Disco for certain claims made by alleged creditors of certain Uruguayan and other banks, with a contingent liability cap of €15 million. Ahold Delhaize assesses its likelihood to be liable up to the amount of the contingent liability gap to be remote. The cap does not include Ahold Delhaize's indemnification obligation relating to the Uruguayan litigation described in the Legal proceedings section of this Note. Ahold Delhaize's indemnification obligation relating to this litigation is not capped at a certain amount nor restricted to a certain time period.

Notes to the consolidated financial statements
continued

Bradlees
In 1992, Stop & Shop spun off Bradlees Stores, Inc. (Bradlees) as a public company (the Bradlees Spin-off). In connection with the Bradlees Spin-off, Stop & Shop assigned to Bradlees certain commercial real property leases. Pursuant to a 1995 reorganization of Bradlees and a subsequent wind-down and liquidation of Bradlees following a bankruptcy protection filing in 2000 (collectively, the Bradlees Bankruptcies), a number of such real property leases were assumed and assigned to third parties. Pursuant to applicable law, Stop & Shop may be contingently liable to landlords under certain of the leases assigned in connection with the Bradlees Spin-off and subsequently assumed and assigned to third parties in connection with the Bradlees Bankruptcies.

Ahold USA BI-LO / Bruno's
In connection with the sale of BI-LO and Bruno's, Ahold Delhaize may be contingently liable to landlords under guarantees of some 200 BI-LO or Bruno's operating or finance leases that existed at the time of the sale, in the event of a future default by the tenant under such leases. As a result of the bankruptcy filings by BI-LO and Bruno's during 2009, a provision was recognized in 2009. BI-LO exited bankruptcy in May 2010 and the Company has re-evaluated its estimate of liability. For more information, refer to the *Guarantees* section of this Note.

Tops Markets, LLC
In connection with the sale of Tops in 2007, Ahold Delhaize has certain post-closing indemnification obligations under the sale agreement that the Company believes are customary for transactions of this nature. Ahold Delhaize retained liabilities in the sale, including contingent liability for 45 leases that carry Ahold Delhaize guarantees. Additionally, Ahold Delhaize retained liabilities related to stores previously sold, including guarantees on five Tops stores in eastern New York state, as well as liabilities related to the Tops convenience stores and the stores in northeast Ohio as outlined under Tops convenience stores.

Tops convenience stores: Wilson Farms and Sugarcreek
Pursuant to applicable law, Tops may be contingently liable to landlords under 186 leases assigned in connection with the sale of the Tops' Wilson Farms and Sugarcreek convenience stores, in the event of a future default by the tenant under such leases. Ahold Delhaize may be contingently liable to landlords under the guarantees of 77 of these leases in the same event.

Tops northeast Ohio stores
Tops closed all of its locations in northeast Ohio prior to year-end 2006. As of January 1, 2017, 33 of the total 55 closed locations in northeast Ohio have been sold or are now subleased or partially subleased. An additional 19 leases have been terminated. Three stores continue to be marketed. In connection with the store sales, Tops and Ahold Delhaize have certain post-closing indemnification obligations under the sale agreements, which Ahold Delhaize believes are customary for transactions of this nature. Pursuant to applicable law, Ahold Delhaize may be contingently liable to landlords under guarantees of 14 of such leases in the event of a future default by the tenant under such leases. If Ahold Delhaize is able to assign the leases for the remaining northeast Ohio stores, then pursuant to applicable law, Ahold Delhaize also may be contingently liable to landlords under guarantees of certain of such remaining leases in the event of a future default by the tenant under such leases.

Sweetbay, Harveys and Reid's and Bottom Dollar Food
As part of Ahold Delhaize's divestment of Sweetbay, Harveys and Reid's and Bottom Dollar Food, Ahold Delhaize has provided guarantees for a number of existing operating and finance lease contracts, which extend through 2037. At of January 1, 2017, Ahold Delhaize may be contingently liable for 99 leases related to the Sweetbay, Harveys and Reid's divestment and 38 leases related to the Bottom Dollar Food divestment. In the event of a future default of the buyer, Ahold Delhaize will be obligated under the terms of the contracts to the landlords. The leases guaranteed are in respect of two specific buyers. The Sweetbay, Harveys and Reid's stores were sold to BI-LO and the Bottom Dollar Food stores were sold to Aldi. For more information, refer to the *Guarantees section* of this Note.

Tom & Co
On July 29, 2016, Ahold Delhaize completed the divestment of pet specialist chain shop Tom & Co. As part of the transaction, Ahold Delhaize granted indemnities to the purchaser of all divested stores, which Ahold Delhaize believes are customary for transactions of this nature.

Notes to the consolidated financial statements

continued

34 Commitments and contingencies *continued*

Divestment of remedy stores in Belgium

In March 2016, Ahold Delhaize received approval from the Belgian Competition Authority (BCA) for the merger between Ahold and Delhaize. The approval is conditional upon the divestment of a limited number of stores in Belgium to address competition concerns raised by BCA. The divestment process is ongoing. To date, no divestments have been made. Until all requirements imposed by the BCA have been met, Albert Heijn and Delhaize stores in Belgium will continue to operate separately. See also *Note 5* to the consolidated financial statements.

Divestment of remedy stores in the U.S.

In July, 2016, as a condition of receiving regulatory clearance for their merger from the United States Federal Trade Commission (FTC), Ahold and Delhaize entered into a consent agreement ("Consent Agreement") with the FTC that required Ahold and Delhaize to divest stores in seven states in order to prevent the merger from being anti-competitive. In connection with the Consent Agreement, Ahold and Delhaize subsidiaries entered into agreements with seven buyers to sell a total of 86 stores (81 of these stores are required divestitures under the Consent Agreement), including 73 leased stores and 13 owned stores. As of January 1, 2017, Ahold Delhaize had completed all of the required divestitures, except for the sale of seven stores in Richmond, Virginia, which are scheduled to be sold to Publix North Carolina LP by July 2017. With respect to the 73 leased stores, the store sales involve the applicable Ahold Delhaize subsidiary assigning each store lease to the buyer. Pursuant to applicable law, the Ahold Delhaize subsidiary assigning each of the 73 leases may be contingently liable to the landlord under such lease, in the event of a future default by the tenant under such lease. Any other Ahold Delhaize subsidiary that previously held the tenant's interest in such lease may also be liable in such event. In addition, Ahold Delhaize or Ahold Delhaize subsidiaries also may be contingently liable to landlords under the guarantees of 13 of the 73 leases in the same event. See also *Note 5* to the consolidated financial statements.

Income tax

Because Ahold Delhaize operates in a number of countries, its income is subject to taxation in differing jurisdictions and at differing tax rates. Significant judgment is required in determining the consolidated income tax position. We seek to organize our affairs in a sustainable manner, taking into account the applicable regulations of the jurisdictions in which we operate. As a result of Ahold Delhaize's multi-jurisdictional operations, it is exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of such tax laws. The authorities in the jurisdictions where Ahold Delhaize operates may review the Company's tax returns and may disagree with the positions taken in those returns. While the ultimate outcome of such reviews is not certain, Ahold Delhaize has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for exposures on these matters. Based on its evaluation of the potential tax liabilities and the merits of Ahold Delhaize's filing positions, it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in its consolidated financial statements will be material to its financial condition or future results of operations.

Legal proceedings

Ahold Delhaize and certain of its former or current subsidiaries are involved in a number of legal proceedings, which include litigation as a result of divestments, tax, employment, and other litigation and inquiries. The legal proceedings discussed below, whether pending, threatened or unasserted, if decided adversely or settled, may result in liability material to Ahold Delhaize's financial condition, results of operations or cash flows. Ahold Delhaize may enter into discussions regarding the settlement of these and other proceedings, and may enter into settlement agreements, if it believes settlement is in the best interest of Ahold Delhaize's shareholders. In accordance with IAS 37 "Provisions, Contingent Liabilities, and Contingent Assets," Ahold Delhaize has recognized provisions with respect to these proceedings, where appropriate, which are reflected on its balance sheet.

Notes to the consolidated financial statements
continued

34 Commitments and contingencies *continued*

Albert Heijn Franchising

The Vereniging Albert Heijn Franchisenemers (an association of Albert Heijn franchisees or VAHFR) has asserted claims against an Ahold Delhaize subsidiary, Albert Heijn Franchising BV (AHF), for the years 2008 through 2012, the alleged value of which exceeds €200 million in aggregate. AHF and the VAHFR have had ongoing discussions for a number of years about the resolution of certain cost items under individual franchise agreements. On December 24, 2014, AHF and other legal entities within the Ahold Delhaize Group of companies received a writ in which VAHFR and 242 individual claimants would initiate proceedings as of April 15, 2015, before the District Court of Haarlem with respect to these discussions. On November 16, 2016, the court issued a judgment rejecting all claims of the VAHFR and the individual claimants. On February 13, 2017 VAHFR and 240 individual franchisers filed a formal appeal, which is to be substantiated, against the judgment.

Notwithstanding the foregoing, the years from 2010 onwards are still to be settled. Ahold Delhaize has an existing provision of €30 million with regard to the settlement of costs with individual franchisees for the entire period up to and including 2016.

Uruguayan litigation

Ahold Delhaize, together with Disco and Disco Ahold International Holdings N.V. (DAIH), is a party to one lawsuit in Uruguay related to Ahold Delhaize's 2002 acquisition of Velox Retail Holdings' shares in the capital of DAIH. The two other related lawsuits in Uruguay were finally decided in favor of Ahold Delhaize in 2013. The damages alleged by the plaintiffs, alleged creditors of certain Uruguayan and other banks, amount to approximately $62 million (€59 million) plus interest and costs. As part of the sale of Disco to Cencosud in 2004, Ahold Delhaize indemnified Cencosud and Disco against the outcome of these legal proceedings. The one remaining lawsuit is ongoing. Ahold Delhaize continues to believe that the plaintiffs' claims are without merit and will continue to vigorously oppose such claims.

Greek litigation

In a shareholders' matter related to Alfa Beta Vassilopoulos S.A. ("AB"), Ahold Delhaize's wholly-owned subsidiary in Greece, Ahold Delhaize was notified in 2011 that some former shareholders of AB, who together held 7% of AB shares, filed a claim with the Court of First Instance of Athens challenging the price paid by Ahold Delhaize during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. They have also filed a separate claim for compound interest. Ahold Delhaize believes that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements and against a fair price, and vigorously defends itself against these claims. A decision on the merits of the matter by the Court of First Instance is expected to occur in the course of 2017.

Other legal proceedings

In addition to the legal proceedings described previously in this Note, Ahold Delhaize and its former or current subsidiaries are parties to a number of other legal proceedings arising out of their business operations. Ahold Delhaize believes that the ultimate resolution of these other proceedings will not, in the aggregate, have a material adverse effect on Ahold Delhaize's financial position, results of operations or cash flows. Such other legal proceedings, however, are subject to inherent uncertainties and the outcome of individual matters is unpredictable. It is possible that Ahold Delhaize could be required to make expenditures, in excess of established provisions, in amounts that cannot reasonably be estimated.

35 Subsequent events

There have been no significant subsequent events.

Notes to the consolidated financial statements
continued

36 List of subsidiaries, joint ventures and associates

The following are Ahold Delhaize's significant subsidiaries, joint ventures and associates as of January 1, 2017:

Consolidated subsidiaries

Unless otherwise indicated, these are, directly or indirectly, wholly or virtually wholly owned subsidiaries. Subsidiaries not important to providing an insight into the Ahold Delhaize Group as required under Dutch law are omitted from this list. With respect to the separate financial statements of the Dutch legal entities included in the consolidation, the Company availed itself of the exemption laid down in section 403, subsection 1 of Book 2 of the Dutch Civil Code. Pursuant to said section 403, Ahold Delhaize has assumed joint and several liabilities for the debts arising out of the legal acts of a number of subsidiaries in the Netherlands, which form part of the consolidation. The names of the subsidiaries for which Ahold Delhaize has issued 403 declarations are open for inspection at the trade register as managed by the Netherlands Chamber of Commerce.

Retail trade Europe

Albert Heijn B.V., Zaandam, the Netherlands

Albert Heijn Franchising B.V., Zaandam, the Netherlands

Gall & Gall B.V., Zaandam, the Netherlands

Etos B.V., Zaandam, the Netherlands

bol.com B.V., Utrecht, the Netherlands

Alfa Beta Vassilopoulos S.A., Athens, Greece

Delhaize Le Lion / De Leeuw Comm. VA, Brussels, Belgium

Delhaize Serbia d.o.o. Beograd, Belgrade, Serbia

Mega Image S.R.L., Bucharest, Romania

AHOLD Czech Republic a.s., Prague, Czech Republic

Albert Heijn België N.V. / SA, Schoten, Belgium

Ahold Germany GmbH, Mettmann, Germany

Delhaize Luxembourg S.A. Kehlen, Grand-Duchy of Luxembourg

Retail trade United States

The Stop & Shop Supermarket Company LLC, Boston, Massachusetts

Food Lion LLC, Salisbury, Maryland

Giant Food Stores LLC, Carlisle, Pennsylvania

Giant of Maryland LLC, Landover, Maryland

Hannaford Bros. Co., LLC, Scarborough, Maine

Peapod LLC, Skokie, Illinois

Notes to the consolidated financial statements
continued

36 List of subsidiaries, joint ventures and associates *continued*

Other

Ahold Delhaize Coffee Company B.V., Zaandam, the Netherlands

Ahold Europe Real Estate & Construction B.V., Zaandam, the Netherlands

Ahold Finance Company N.V., Zug, Switzerland

Ahold Financial Services LLC, Carlisle, Pennsylvania, United States

Ahold Finance U.S.A., LLC, Zaandam, the Netherlands

Ahold Insurance N.V., Willemstad, Curaçao

Ahold International Sàrl, Zug, Switzerland

Ahold Information Services Inc., Greenville, South Carolina, United States

Ahold Lease U.S.A. Inc., Boston, Massachusetts, United States

Ahold Licensing Sàrl, Geneva, Switzerland

Ahold Nederland B.V., Zaandam, the Netherlands

Ahold U.S.A. Inc., Boston, Massachusetts, United States

American Sales Company LLC, Lancaster, New York, United States

CUW B.V., Willemstad, Curaçao

Delhaize America LLC, Salisbury, Maryland, United States

Delhaize Griffin N.V. / SA, Brussels, Belgium

Delhaize The Lion Coordination Center N.V. / SA, Brussels, Belgium

Delhaize "The Lion" Nederland B.V., Delft, The Netherlands

Delhaize US Holding Inc., Salisbury, Maryland, United States

DZA Brands LLC, Salisbury, Maryland, United States

Lion Lux Finance Sàrl, Kehlen, Grand-Duchy of Luxembourg

Lion Retail Holding Sàrl, Kehlen, Grand-Duchy of Luxembourg

MAC Risk Management Inc., Boston, Massachusetts, United States

The MollyAnna Company, Montpelier, Vermont, United States

Notes to the consolidated financial statements *continued*

36 List of subsidiaries, joint ventures and associates *continued*

Joint ventures and associates (unconsolidated)

JMR – Gestão de Empresas de Retalho, SGPS, S.A., Lisbon, Portugal (49% owned by Ahold Delhaize's subsidiary Ahold International Sàrl)

Jerónimo Martins Retail Services S.A., Klosters, Switzerland (49% owned by Ahold Delhaize's subsidiary Ahold International Sàrl)

P.T. Lion Super Indo LLC, Jakarta, Indonesia (51% owned by Ahold Delhaize's subsidiary Delhaize "The Lion" Nederland B.V.)

Parent company financial statements

Income statement

€ million	Note	2016	2015
Intercompany head office and other recharges		**88**	92
General and administrative expenses		**(124)**	(87)
Total operating expenses	2	**(124)**	(87)
Operating (loss) income		**(36)**	5
Interest expense		**(40)**	(44)
Other financial expenses		**(310)**	(38)
Net financial expenses		**(350)**	(82)
Income before income taxes		**(386)**	(77)
Income taxes	5	**96**	28
Income from subsidiaries and investments in joint ventures after income taxes	7	**1,120**	901
Net result after tax		**830**	852

The accompanying notes are an integral part of these consolidated financial statements.

Parent company financial statements

Balance sheet

Before appropriation of current year result.

€ million	Note	January 1, 2017	January 3, 2016
Assets			
Property, plant and equipment		**2**	1
Intangible assets	6	**18**	18
Deferred tax assets	5	**6**	48
Financial assets	7	**20,940**	9,534
Total non-current assets		**20,966**	9,601
Receivables	8	**46**	48
Other current financial assets	9	**400**	214
Cash and cash equivalents		**201**	336
Total current assets		**647**	598
Total assets		**21,613**	10,199
Liabilities and shareholders' equity			
Issued and paid-in share capital		**13**	8
Additional paid-in capital		**15,802**	6,059
Currency translation reserve		**754**	346
Cash flow hedging reserve		**(2)**	(123)
Reserve participations		**363**	225
Accumulated deficit		**(1,484)**	(1,745)
Net income		**830**	852
Shareholders' equity	10	**16,276**	5,622
Provisions	11	**6**	28
Loans	12	**2,819**	2,844
Cumulative preferred financing shares		**497**	497
Other non-current liabilities	13	**1**	549
Total non-current liabilities		**3,317**	3,890
Current liabilities	14	**2,014**	659
Total liabilities and shareholders' equity		**21,613**	10,199

The accompanying notes are an integral part of these parent company financial statements.

Notes to the parent company financial statements

1 Significant accounting policies

Basis of preparation

Ahold Delhaize's parent company financial statements have been prepared in accordance with Part 9, Book 2 of the Dutch Civil Code. In accordance with subsection 8 of section 362, Book 2 of the Dutch Civil Code, the recognition and measurement principles applied in these parent company financial statements are the same as those applied in the consolidated financial statements (see *Note 3* to the consolidated financial statements).

Investments in subsidiaries, joint ventures and associates

Investments in subsidiaries, joint ventures and associates are accounted for using the equity method accounting policies as described in *Note 3* to the consolidated financial statements for investments in joint arrangements and associates.

2 Expenses by nature

The operating expenses are specified by nature as follows:

€ million	2016	2015
Labor costs	**(26)**	(25)
Other operational expenses	**(95)**	(59)
Depreciation and amortization	**(3)**	(3)
Total expenses by nature	**(124)**	(87)

The increase in other operational expenses are mainly attributable to merger-related expenses.

3 Employees

The average number of employees of Koninklijke Ahold Delhaize N.V. in full-time equivalents during 2016 was six (2015: seven), of whom none were employed outside the Netherlands. During 2015, substantially all employees of Koninklijke Ahold Delhaize N.V. were transferred to a subsidiary. The current employees of Koninklijke Ahold Delhaize N.V. consist primarily of members of the Executive Committee including the Management Board. Salaries, social security charges and pension expenses amounted to €18 million, €0.8 million and €0.1 million, respectively, for 2016 (2015: expenses of €17 million, €6 million and €0.3 million, respectively).

For information on the parent company's defined benefit pension plan, the remuneration of the Management Board and the Supervisory Board and the parent company's share-based compensation plans, see *Notes 23, 31* and *32*, respectively, to the consolidated financial statements.

The net pension liability and the net pension expense are calculated on the basis of the parent company's active employees only.

Notes to the parent company financial statements
continued

4 Auditor fees

Expenses for services provided by the parent company's independent auditor, PricewaterhouseCoopers Accountants N.V. (PwC) and its member firms and affiliates to Ahold Delhaize and its subsidiaries in 2016 and in 2015, are specified as follows:

€ thousand	PwC	Member firms / affiliates	Total 2016	PwC	Member firms / affiliates	Total 2015
Audit fees	4,152	5,357	9,509	2,120	2,422	4,542
Audit-related fees	308	86	394	5,549	1,537	7,086
Tax advisory fees	–	83	83	–	5	5
Total	4,460	5,526	9,986	7,669	3,964	11,633

The audit fees listed above relate to the procedures applied to the Company and its consolidated group entities by accounting firms and external auditors as referred to in Section 1, subsection 1 of the Audit Firms Supervision Act ("Wet toezicht accountantsorganisaties – Wta") as well as by Dutch and foreign-based accounting firms, including their tax services and advisory groups. These audit fees relate to the audit of the financial statements, regardless of whether the work was performed during the financial year.

The audit-related fees in 2015 mainly relate to assurance services provided by PwC in connection with the merger between Ahold and Delhaize.

5 Income taxes

The following table specifies the current and deferred tax components of income taxes in the income statement:

€ million	2016	2015
Current income taxes – the Netherlands	97	22
Deferred income taxes – the Netherlands	(1)	6
Total income taxes	96	28

Effective income tax rate

The following table reconciles the statutory income tax rate with the effective income tax rate in the income statement:

	2016		2015	
	€ million	Tax rate	€ million	Tax rate
Income before income taxes	(386)		(77)	
Income tax expense at statutory tax rate	97	25.0%	19	25.0%
Adjustments to arrive at effective income tax rate:				
Reserves, (non-)deductibles and discrete items	(1)	(0.1)%	9	11.4%
Total income taxes	96	24.9%	28	36.4%

"Reserves, (non-)deductibles and discrete items" include one-time transactions.

Notes to the parent company financial statements

continued

5 Income taxes *continued*

Deferred income tax

The significant components and annual movements of deferred income tax assets and liabilities as of January 1, 2017, and January 3, 2016, are as follows:

€ million	December 28, 2014	Recognized in income statement	Other	January 3, 2016	Recognized in income statement	Other	January 1, 2017
Derivatives and loans	46	(1)	(3)	42	–	(41)	1
Blended rate deferred tax fiscal unity	–	6	–	6	(1)	–	5
Other	(1)	1	–	–	–	–	–
Total gross deductible temporary differences	45	6	(3)	48	(1)	(41)	6
Tax losses and tax credits	–	–	–	–	–	–	–
Total net deferred tax asset position	45	6	(3)	48	(1)	(41)	6
Total deferred tax liabilities	–	–	–	–	–	–	–
Net deferred tax assets	45	6	(3)	48	(1)	(41)	6

The column "Other" in the table above includes amounts recorded in equity.

Income taxes in equity and comprehensive income

Current and deferred income taxes recognized in and transferred from equity and comprehensive income are as follows:

€ million	2016	2015
Cash flow hedges	(41)	(3)
Total	(41)	(3)

Notes to the parent company financial statements
continued

6 Intangible assets

€ million	Software
As of January 3, 2016	
At cost	23
Accumulated amortization and impairment losses	(5)
Carrying amount	**18**
Year ended January 1, 2017	
Additions	2
Amortization	(2)
Closing carrying amount	**18**
As of January 1, 2017	
At cost	25
Accumulated amortization and impairment losses	(7)
Carrying amount	**18**

7 Financial assets

€ million	January 1, 2017	January 3, 2016
Investments in subsidiaries	**20,728**	9,064
Loans receivable from subsidiaries	**210**	129
Other derivatives external	**–**	338
Deferred financing cost	**2**	3
Total financial assets	**20,940**	9,534

For more information on derivatives, see *Note 15* to these parent company financial statements.

€ million	2016	2015
Beginning of year	**9,064**	8,876
Share in income	**1,120**	901
Acquisitions	**10,765**	–
Dividends	**(436)**	(3,469)
Intercompany transfers	**33**	2,351
Share of other comprehensive income (loss) and other changes in equity	**(158)**	(54)
Transfers (to) from loans receivable	**(54)**	4
Transfers (to) from provisions	**(15)**	5
Exchange rate differences	**409**	450
End of year	**20,728**	9,064

Notes to the parent company financial statements

continued

7 Financial assets *continued*

Intercompany transfers include capital contributions and capital repayments. For a list of subsidiaries, joint ventures and associates, see *Note 36* to the consolidated financial statements.

Loans receivable

€ million	2016	2015
Beginning of year	129	258
Intercompany transfers	27	(125)
Transfers from (to) investments	54	(4)
End of year	210	129
Current portion	–	–
Non-current portion of loans	210	129

The loans receivable are related to loans with subsidiaries.

8 Receivables

€ million	January 1, 2017	January 3, 2016
Receivables from subsidiaries	37	38
Receivables from joint ventures	1	1
Prepaid expenses	7	7
Other receivables	1	2
Total receivables	46	48

9 Other current financial assets

€ million	January 1, 2017	January 3, 2016
Short-term deposits and similar instruments	100	213
Other derivatives external	299	–
Other	1	1
Total other current financial assets	400	214

As per January 1, 2017, short-term deposits and similar instruments included short-term investments with a remaining maturity at acquisition between three and twelve months.

For more information on derivatives, see *Note 15* to these parent company financial statements.

Notes to the parent company financial statements

continued

10 Shareholders' equity

The shareholders' equity in the parent company financial statements equals the equity attributable to common shareholders presented in the consolidated financial statements, except that legal reserve participations and accumulated deficit are presented separately.

The currency translation reserve, cash flow hedging reserve and reserve participations are legal reserves that are required by Dutch law. The reserve participations include the increases in net asset value of joint ventures and associates since their first inclusion, less any amounts that can be distributed without legal restrictions.

If the currency translation reserve or the cash flow hedging reserve has a negative balance, distributions to the Company's shareholders are restricted to the extent of the negative balance. Of the total equity as per January 1, 2017, €16,276 million, an amount of €1,130 million is non-distributable (January 3, 2016: €579 million out of total equity of €5,622 million). For more information on the dividends on common shares, see *Note 20* to the consolidated financial statements.

The movements in equity can be specified as follows:

			Legal reserves				
€ million	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Reserve participations	Other reserves including accumulated deficit[1]	Equity attributable to common shareholders
Balance as of December 28, 2014	**9**	**6,844**	**(103)**	**(132)**	**210**	**(1,984)**	**4,844**
Net income attributable to common shareholders	–	–	–	–	–	852	852
Other comprehensive income (loss)	–	–	449	9	–	(41)	417
Total comprehensive income attributable to common shareholders	–	–	449	9	–	811	1,269
Dividends	–	–	–	–	–	(396)	(396)
Share buyback	–	–	–	–	–	(161)	(161)
Cancellation of treasury shares	(1)	(785)	–	–	–	786	–
Share-based payments	–	–	–	–	–	66	66
Other changes in reserves	–	–	–	–	15	(15)	–
Balance as of January 3, 2016	**8**	**6,059**	**346**	**(123)**	**225**	**(893)**	**5,622**
Net income attributable to common shareholders	–	–	–	–	–	830	830
Other comprehensive income (loss)	–	–	408	121	–	(105)	424
Total comprehensive income attributable to common shareholders	–	–	408	121	–	725	1,254
Dividends	–	–	–	–	–	(429)	(429)
Issuance of shares	5	10,756	–	–	–	–	10,761
Capital repayment	–	(1,013)	–	–	–	12	(1,001)
Share-based payments	–	–	–	–	–	74	74
Share in joint venture's transactions with non-controlling interests	–	–	–	–	–	(5)	(5)
Other changes in reserves	–	–	–	–	138	(138)	–
Balance as of January 1, 2017	**13**	**15,802**	**754**	**(2)**	**363**	**(654)**	**16,276**

1 Accumulated deficit includes the remeasurements of defined benefit plans.

Notes to the parent company financial statements

continued

11 Provisions

€ million	January 1, 2017	January 3, 2016
Provision for negative equity subsidiaries	**4**	19
Other provisions	**2**	9
Total provisions	**6**	28

As of January 1, 2017, nothing is expected to be utilized within one year (January 3, 2016: €8 million).

12 Loans

€ million	January 1, 2017		January 3, 2016	
	Non-current portion	**Current portion**	Non-current portion	Current portion
JPY 33,000 notes LIBOR plus 1.5%, due May 2031	**–**	**–**	253	–
Long-term loans from subsidiaries	**2,819**	**138**	2,591	–
Total loans	**2,819**	**138**	2,844	–

The long-term loans from subsidiaries mature in 2018 (€1,500 million), 2019 (€391 million), 2022 (€471 million) and 2029 (€457 million). For more information on the external loans, see *Note 21* to the consolidated financial statements. For information on the cumulative preferred financing shares, see *Note 22* to the consolidated financial statements.

13 Other non-current liabilities

€ million	January 1, 2017	January 3, 2016
Hedging derivatives external	**–**	210
Other derivatives intercompany	**–**	338
Other	**1**	1
Total other non-current liabilities	**1**	549

For more information on derivatives, see *Note 15* to these parent company financial statements.

Notes to the parent company financial statements

continued

14 Current liabilities

€ million	January 1, 2017	January 3, 2016
Short-term borrowings from subsidiaries	1,502	580
Other derivatives intercompany	300	–
Loans – current portion	138	–
Dividend cumulative preferred financing shares	20	22
Income tax payable	8	16
Payables to subsidiaries	14	6
Payables to joint ventures	2	2
Interest payable	–	1
Other current liabilities	30	32
Total current liabilities	**2,014**	659

The current liabilities are liabilities that mature within one year.

For more information on derivatives, see *Note 15* to these parent company financial statements.

15 Derivatives

The parent company regularly enters into derivative contracts with banks to hedge foreign currency and interest exposures of the parent company or its subsidiaries. Derivative contracts that are entered into to hedge exposures of subsidiaries are generally mirrored with intercompany derivative contracts with the subsidiaries that are exposed to the hedged risks on substantially identical terms as the external derivative contracts. In these parent company financial statements, the external derivative contracts and the intercompany derivative contracts are presented separately on the balance sheet. In situations where the external derivative contract qualifies for hedge accounting treatment in the consolidated financial statements, the external derivative contract and the intercompany derivative contract are presented as "Hedging derivatives external" and "Hedging derivatives intercompany," respectively. In situations where the external derivative contract does not qualify for hedge accounting treatment in the consolidated financial statements, the external derivative contract and the intercompany derivative contract are presented as "Other derivatives external" and "Other derivatives intercompany," respectively.

Fair value movements of external derivative contracts that were entered into to hedge the exposures of subsidiaries are recorded directly in income, where they effectively offset the fair value movements of the mirroring intercompany derivatives that are also recorded directly in income. Details of these derivative contracts, other financial instruments and the parent company's risk management strategies are included in *Note 30* to the consolidated financial statements and in the tables presented below.

Non-current derivatives – assets

€ million	2016	2015
Beginning of year	338	310
Fair value changes	(25)	28
Reclassification of current portion	(313)	–
End of year	**–**	338

Notes to the parent company financial statements
continued

15 Derivatives *continued*

Current derivatives – assets

€ million	2016	2015
Beginning of year	–	–
Reclassification of current portion from non-current	313	–
Fair value changes	(14)	–
End of year	**299**	**–**

Non-current derivatives – liabilities

€ million	Hedging derivatives external	Other derivatives intercompany	2016	2015
Beginning of year	210	338	548	561
Fair value changes	19	(25)	(6)	(13)
Unwinding of cross-currency swap	(229)	–	(229)	–
Reclassification of current portion	–	(313)	(313)	–
End of year	**–**	**–**	**–**	548

Fair value changes include exchange rate differences and installments paid on a cross-currency swap that was entered into on behalf of one of the parent company's subsidiaries. The cross-currency swap, accounted for as a cash flow hedge, was used to hedge currency and cash flow risk on floating debt denominated in foreign currency, related to the JPY 33,000 notes. The yen-euro currency swap was unwound on November 15, 2016.

Current derivatives – liabilities

€ million	2016	2015
Beginning of year	–	–
Reclassification of current portion from non-current	313	–
Fair value changes	(13)	–
End of year	**300**	**–**

16 Related party transactions

Koninklijke Ahold Delhaize N.V. has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements and were conducted at market prices.

Notes to the parent company financial statements

continued

17 Commitments and contingencies

Koninklijke Ahold Delhaize N.V., as the parent company, is party to a cross guarantee agreement dated as of May 21, 2007 with, amongst others, Delhaize US Holding, Inc., substantially all of Delhaize US Holding, Inc.'s subsidiaries and Delhaize Le Lion / De Leeuw Comm. VA, under which each party guarantees fully and unconditionally, jointly and severally the financial indebtedness of the other parties to the agreement, pro rata based on its net worth as of May 21, 2007 or as of the date of its accession to the agreement.

Notes and loans issued by certain subsidiaries are guaranteed by the parent company, as disclosed in *Note 21* to the consolidated financial statements. The parent company also guarantees certain lease obligations and other obligations of subsidiaries. Guarantees issued by the parent company regarding the financial obligations of third parties and non-consolidated entities, other than under the cross guarantee mentioned above, amount to €513 million as of January 1, 2017, (January 3, 2016: €567 million).

In addition, the Company has provided a guarantee as of July 30, 2010 for Ahold Finance U.S.A., LLC's outstanding current obligations to third parties.

As part of the divestment of U.S. Foodservice in 2007, Ahold Delhaize received an irrevocable standby letter of credit for $216 million (€163 million), which was reduced to $64 million (€60 million) as of January 1, 2017.

Under customary provisions, the parent company guarantees certain representations and warranties made in agreements of asset disposals. Guarantees and legal proceedings are further disclosed in *Note 34* to the consolidated financial statements. The parent company forms a fiscal unity with Ahold Delhaize's major Dutch subsidiaries for Dutch corporate income tax and Dutch VAT purposes and, for that reason, it is jointly and severally liable for the Dutch corporate income tax liabilities and Dutch VAT liabilities of the whole fiscal unity. Assumptions of liability pursuant to section 403, Book 2 of the Dutch Civil Code are disclosed in *Note 36* to the consolidated financial statements.

18 Distribution of profit

Articles of Association provisions governing the distribution of profit

The holders of common shares are entitled to one vote per share and to participate in the distribution of dividends and liquidation proceeds. Pursuant to section 39 of the Articles of Association, a dividend will first be declared out of net income on cumulative preferred shares and cumulative preferred financing shares. Any net income remaining after reservations deemed necessary by the Supervisory Board, in consultation with the Management Board, will then be available for distribution to the common shareholders subject to approval at the General Meeting of Shareholders. The Management Board, with the approval of the Supervisory Board, may propose that the General Meeting of Shareholders make distributions wholly or partly in the form of common shares. Amounts of net income not paid in the form of dividends will be added to the accumulated deficit. In the financial statements, the dividend on cumulative preferred financing shares is included in the income statement. Consequently, net income according to the parent company income statement is fully attributable to common shareholders.

Distribution of profit

The Management Board, with the approval of the Supervisory Board, proposes that a final dividend of €0.57 per common share be paid in 2017 with respect to 2016 (2015: €0.52).

Notes to the parent company financial statements
continued

19 Subsequent events

For information regarding subsequent events, see *Note 35* to the consolidated financial statements.

Zaandam, the Netherlands

February 28, 2017

Management Board
Dick Boer

Frans Muller

Jeff Carr

Pierre Bouchut

Kevin Holt

Supervisory Board
Mats Jansson (Chairman)

Jan Hommen (Vice Chairman)

Jacques de Vaucleroy (Vice Chairman)

Jack Stahl

Ben Noteboom

Bill McEwan

Rob van den Bergh

Stephanie Shern

Mark McGrath

René Hooft Graafland

Mary Anne Citrino

Johnny Thijs

Patrick De Maeseneire

Dominique Leroy

Other information

Independent auditor's report

To: the General Meeting and Supervisory Board of Koninklijke Ahold Delhaize N.V.

Report on the financial statements for the year ended January 1, 2017

Our opinion

In our opinion:
- the accompanying consolidated financial statements give a true and fair view of the financial position of Koninklijke Ahold Delhaize N.V. as at January 1, 2017 and of its result and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code; and
- the accompanying parent company financial statements give a true and fair view of the financial position of Koninklijke Ahold Delhaize N.V. as at January 1, 2017 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

What we have audited

We have audited the accompanying financial statements for the financial year ended January 1, 2017 of Koninklijke Ahold Delhaize N.V., Zaandam ('the Company'). The financial statements include the consolidated financial statements of Koninklijke Ahold Delhaize N.V. and its subsidiaries (together: 'the Group') and the parent company financial statements.

The consolidated financial statements comprise:

- the consolidated balance sheet as at January 1, 2017;
- the following statements for the financial year ended January 1, 2017: the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows; and
- the notes, comprising a summary of significant accounting policies and other explanatory information.

The parent company financial statements comprise:

- the parent company balance sheet as at January 1, 2017;
- the parent company income statement for the year then ended;
- the notes, comprising a summary of accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is EU-IFRS and the relevant provisions of Part 9 of Book 2 of the Dutch Civil Code for the consolidated financial statements and Part 9 of Book 2 of the Dutch Civil Code for the parent company financial statements.

The basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the section 'Our responsibilities for the audit of the financial statements' of our report.

Independence

We are independent of Koninklijke Ahold Delhaize N.V. in accordance with the 'Verordening inzake de onafhankelijkheid van accountants bij assuranceopdrachten' (ViO) and other relevant independence requirements in the Netherlands. Furthermore, we have complied with the 'Verordening gedrags- en beroepsregels accountants' (VGBA).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information
continued

Our audit approach

Overview and context

Koninklijke Ahold Delhaize N.V. is an international food retail group. The Group comprises of several components and therefore we considered our group audit scope and approach as set out in 'The scope of our group audit' section. We paid specific attention to the areas of focus driven by the operations of the Company as set out below.

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we assessed the areas where the Management Board made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain (see Note 2 to the financial statements). Our audit and the determination of key audit matters was shaped by the Company's retail business activities, which were expanded as a result of the merger with Delhaize. As in all of our audits, we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the Management Board that may represent a risk of material misstatement due to fraud.

We ensured that the audit teams both at group and at component levels included the appropriate skills and competencies which are needed for the audit of a retail company. The Group's operations utilize a range of legacy IT systems. The adequacy and effective operation of controls over these systems is an important element of the integrity of financial reporting within the Group. We utilized IT specialists in our audit to evaluate the adequacy and effective operation of these controls. Furthermore, we included specialists in areas requiring valuation, tax and actuarial (including pension accounting) expertise.

The outlines of our audit approach were as follows:



Materiality
Overall materiality: €66 million which represents 5% of adjusted income before income taxes.

Audit scope
We conducted audit work at 11 components.
Each component is audited by local engagement teams that are based in the USA, the Netherlands, Belgium, Greece, Switzerland, the Czech Republic and Curacao.
Site visits were conducted in five countries: USA, Netherlands, Belgium, Greece and Switzerland.
Our audit coverage is 91% of consolidated net sales, 84% of total assets and 85% of income before income taxes.

Key audit matters
Accounting for the Ahold Delhaize merger
Recognition of vendor allowances
Impairment testing of store assets
Employee benefit plan measurement

Other information
continued

Materiality

The scope of our audit is influenced by the application of materiality which is further explained in the section 'Our responsibilities for the audit of the financial statements'.

We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and to evaluate the effect of identified misstatements on our opinion.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall group materiality	€66 million (2015: €52 million).
How we determined it	5% of adjusted income before income taxes.
Rationale for benchmark applied	We have applied this benchmark, a generally accepted auditing practice, based on our analysis of the common information needs of users of the financial statements. On this basis we believe that income before income taxes is an important metric for the financial performance of the Company. In 2016, we adjusted income before income taxes to exclude the effect of one-off items from our benchmark. Adjusted income before income taxes therefore excludes non-recurring exceptional items of €243 million related to the extinguishment of the JPY notes as disclosed in *Note 9* to the financial statements and €38 million of merger transaction cost as disclosed in *Note 4* to the financial statements. Our 2016 materiality mainly increased as a result of the Group's merger with Delhaize.
Component materiality	To each component in our audit scope, we, based on our judgement, allocate materiality that is less than our overall group materiality. The range of materiality allocated across components was between €65 and €8 million.

We also take misstatements and/or possible misstatements into account that, in our judgement, are material for qualitative reasons.

We agreed with the Supervisory Board that we would report to them misstatements identified during our audit above €3.3 million (2015: €2.6 million) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Other information
continued

The scope of our group audit

Koninklijke Ahold Delhaize N.V. is the parent company of a group of entities. The financial information of this group is included in the consolidated financial statements of Koninklijke Ahold Delhaize N.V.

Five components were subject to audits of their complete financial information as those components are individually significant to the Group. These components include the retail operations at Ahold USA, Delhaize America, and the Netherlands, Delhaize Belgium as well as the Global Support Office activities in the Netherlands (which includes financing activities in Switzerland). We further performed certain audit procedures at the Czech Republic and Greek retail operations, the Global Support Office activities in the USA, bol.com and at the insurance captives located in the USA, Ireland and Curacao in order to achieve appropriate coverage on financial statement line items in the consolidated financial statements.

In total, in performing these procedures, we achieved the following coverage on the financial line items:

Net sales	91%
Total assets	84%
Income before income taxes	85%

None of the remaining components represented more than 2% of total Group revenue or 5% of total Group assets. For those remaining components we performed, among other things, analytical procedures to corroborate our assessment that there were no significant risks of material misstatements within those components.

The Global Support Office activities in the Netherlands (which includes financing activities in Switzerland), Group consolidation, financial statement disclosures and a number of complex items were audited by the group engagement team at the Company's head office. This included procedures performed over derivative financial instruments, goodwill impairment analyses, accounting for the merger between Ahold and Delhaize, Management Board remuneration including share based payments and Group finance's resolution of complex accounting matters. For all other components we used component auditors who are familiar with the local laws and regulations to perform the audit work.

Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. The group engagement team directed the planning, reviewed the results of the work undertaken by component auditors and assessed and discussed the findings with the component auditors during conference calls and site visits. In the current year, the group engagement team visited local management and the component auditors at the new Delhaize in scope locations in Belgium, the USA and Greece as well as the Ahold significant locations in the USA, the Netherlands and Switzerland.

By performing the procedures above at components, combined with additional procedures at group level, we have obtained sufficient and appropriate audit evidence regarding the financial information of the group as a whole to provide a basis for our opinion on the consolidated financial statements.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements. We have communicated the key audit matters to the Supervisory Board, but they are not a comprehensive reflection of all matters that were identified by our audit and that we discussed. We described the key audit matters and included a summary of the audit procedures we performed on those matters.

The key audit matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon. We do not provide a separate opinion on these matters or on specific elements of the financial statements. Any comments we make on the results of our procedures should be read in this context.

Other information
continued

The context of our audit is set by the Group's major activities in 2016. The most significant event of the last twelve months has been the completion of the Group's merger with Delhaize. This has therefore become a new key audit matter for our audit in 2016 given the number of significant management estimates and judgements required to account for the transaction and the broad range of financial statement line items that are impacted. The remaining key audit matters are consistent with prior year in view of their magnitude and the significant estimates and assumptions involved.

Key audit matter	How our audit addressed the matter
Accounting for the Ahold Delhaize merger and alignment of accounting policies *Note 4*	**Our procedures on the business combination included the following:**
On July 23, 2016 the Group completed the merger between Ahold and Delhaize. As indicated in *Note 4* to the financial statements, the merger is accounted for as a business combination, which required significant and complex judgments from management, including but not limited to the determination of the fair values of assets acquired and liabilities assumed at the acquisition date (i.e. an allocation of the purchase price of €10.8 billion as defined by IFRS 3).	An assessment of the process that management has undertaken to determine the allocation of the purchase price including but not limited to understanding the scope of work, assessing the qualifications and competence of the valuation experts engaged by the Group and evaluating the process and oversight performed by Group finance on harmonising the accounting policies.
The recognition, measurement and disclosure of Ahold's merger with Delhaize in the 2016 financial statements was considered a key audit matter due to its magnitude and the level of judgment required in choosing appropriate assumptions, for example in the valuation of brands, franchisee relationships, store properties, favourable and unfavourable lease rights and the allocation of goodwill to new and existing cash generating units. In addition the related accounting policy alignment and its consistent application at the Delhaize components, could result in material measurement period adjustments or inconsistencies, if not timely identified.	Understanding and evaluating the design and testing the operating effectiveness of controls related to key inputs and key outputs of the group's purchase price allocation process.
	Auditing the fair value measurements prepared by management and their valuation experts including assessing the key valuation assumptions used (such as WACC rates, property values and future growth rates). We validated and/or benchmarked key data inputs used in the valuation model such as churn assumptions for the valuation of franchise and affiliate intangibles and lease and property data.
	An assessment of the accounting policy alignment including reading the material accounting policies of Delhaize, evaluating the completeness of management's own analysis of the accounting policy differences, planning and directing our component auditors to perform specific procedures over the policy alignment and testing the valuation of adjustments recorded where alignment was required.
	Planning and directing the audit of the closing balance sheet of Delhaize which was used as an input in the purchase price allocation.
	Furthermore, we assessed the adequacy of the related disclosures included in *Note 4* to the financial statements.

Other information
continued

Key audit matter	How our audit addressed the matter
Recognition of vendor allowance *Note 17* The Group receives various types of vendor allowances, as further disclosed in *Note 3* to the financial statements. These allowances are a significant component in cost of sales. The vendor allowance receivable at January 1, 2017 amounts to €442 million (*Note 17*). We considered this to be a key audit matter because the recognition of vendor allowance income and receivables requires judgement from management, for example concerning the nature and level of fulfilment of the Company's obligations under the vendor agreements, estimates with respect to purchase or sales volumes to support income recognition.	Our procedures included evaluating the design and testing the operating effectiveness of management's controls around the completeness and accuracy of the contractual agreements recognized in the accounting system. Furthermore we challenged management's assumptions used in determining the unrealized vendor allowances through discussions with management and performing the following specific substantive procedures. On a sample basis we agreed the recorded amounts to contractual evidence and confirmed the related positions and terms with the vendors. In addition, to evaluate the reliability of management's estimates, we performed a retrospective review of subsequent collections on prior period vendor allowance receivables. Finally we tested cut-off through assessing the obligation fulfilment of vendor allowance income recorded during a period before and after year-end.
Impairment testing of store assets *Note 11* The Group operates retail stores in Europe and the USA. The associated store and related assets are important to our audit due to the material carrying value of those assets (*Note 11*) as well as the judgment involved in the identification of any impairment triggers and subsequent assessment of the recoverability of the invested amounts. Such judgement focuses predominantly on future store performance, which is, amongst others, dependent on the expected store traffic, basket size and the competitive landscape in local markets. Management assesses, on a quarterly basis, whether there are triggering events indicating potential impairment. In 2016 management recognized a total net impairment loss of €71 million.	Our audit procedures included, amongst others, an evaluation of the Group's policies and procedures to identify triggering events for potential impairment of assets related to underperforming stores by assessing management's review of the financial performance on a store by store basis. We challenged management's assumptions underlying the impairment calculation for those stores where a triggering event was identified and corroborated them by comparing them to internal forecasts and long term strategic plans that were approved by management as well as historic trend analyses to determine management's ability to reliably estimate such assumptions. We also tested the applied discount rate calculated by the Group. Furthermore, we assessed the adequacy of the related disclosures included in *Note 11* to the financial statements.

Other information
continued

Key audit matter	How our audit addressed the matter
Employee benefit plan measurement *Note 23* The Group has defined benefit plans, primarily in the Netherlands and in the USA, giving rise to defined benefit obligations of €4.6 billion and €1.6 billion, respectively (*Note 23*). We considered this to be a key audit matter because of the magnitude of the amounts, management's judgement applied (for example around salary increases, inflation, discount rates and mortality rates) and technical expertise required to determine these amounts. The group also has a significant number of union employees in the USA whose pension benefits are covered by multi-employer plans (we also refer to the risk factor on pension plan funding on page 170 of the annual report). In *Note 23* management has disclosed a calculation, which is based on different assumptions and leads to an estimate of the group's possible proportionate share of the total net deficit in these plans.	Our procedures included understanding and evaluating the design and testing the operating effectiveness of controls related to key inputs and key outputs of the Group's pension process. We tested the actuarial and demographic assumptions and valuation methodologies used by management to determine the Group's various pension obligations. We assessed whether the key actuarial assumptions are reasonable and consistently applied. We tested payroll data, through a combination of controls and test of details, and reconciled the membership census data used in the actuarial models to the payroll data. In addition, we evaluated the potential exposure under the multi-employer plans in the USA as disclosed in *Note 23*. We reconciled the related inputs used by management to determine the Group's possible proportionate share of the total net deficit in these plans to supporting documentation such as the latest available plan information and actuarial calculations.

Other information
continued

Report on the other information included in the annual report

In addition to the financial statements and our auditor's report thereon, the annual report contains other information that consists of:

- the Management Report as defined on page 108 of the Annual Report;
- the other information included in the overview, business review, governance and investors sections; and
- the other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.

Based on the procedures performed as set out below, we conclude that the other information:
- is consistent with the financial statements and does not contain material misstatements;
- contains all information that is required by Part 9 of Book 2 of the Dutch Civil Code.

We have read the other information. Based on our knowledge and understanding obtained in our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.

By performing our procedures, we comply with the requirements of Part 9 Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of such procedures were substantially less than the scope of those performed in our audit of the financial statements.

The Management Board is responsible for the preparation of the other information, including the Management Report and the other information pursuant to Part 9 Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Our appointment
We were appointed as auditors of Koninklijke Ahold Delhaize N.V. by the Supervisory Board following the passing of a resolution by the shareholders at the annual meeting held on April 17, 2013. The appointment has been renewed annually by shareholders representing a total period of uninterrupted engagement appointment of 4 years.

Responsibilities for the financial statements and the audit
Responsibilities of the Management Board and the Supervisory Board for the financial statements

The Management Board is responsible for:

- the preparation and fair presentation of the financial statements in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code; and for
- such internal control as the Management Board determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, the Management Board is responsible for assessing the Company's ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Management Board should prepare the financial statements using the going-concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. The Management Board should disclose events and circumstances that may cast significant doubt on the Company's ability to continue as a going concern in the financial statements.

The Supervisory Board is responsible for overseeing the Company's financial reporting process.

Other information
continued

Our responsibilities for the audit of the financial statements

Our responsibility is to plan and perform an audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence to provide a basis for our opinion. Our audit opinion aims to provide reasonable assurance about whether the financial statements are free from material misstatement. Reasonable assurance is a high but not absolute level of assurance which makes it possible that we may not detect all misstatements. Misstatements may arise due to fraud or error. They are considered to be material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

A more detailed description of our responsibilities is set out in the appendix to our report.

Amsterdam, February 28, 2017

PricewaterhouseCoopers Accountants N.V.

D. van Ameijden RA

Appendix to our auditor's report on the financial statements for the year ended January 1, 2017 of Koninklijke Ahold Delhaize N.V.

In addition to what is included in our auditor's report we have further set out in this appendix our responsibilities for the audit of the financial statements and explained what an audit involves.

The auditor's responsibilities for the audit of the financial statements

We have exercised professional judgement and have maintained professional scepticism throughout the audit in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error. Our audit consisted, among other things of the following:

- Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the intentional override of internal control.

- Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management board.

- Concluding on the appropriateness of the management board's use of the going concern basis of accounting, and based on the audit evidence obtained, concluding whether a material uncertainty exists related to events and/or conditions that may cast significant doubt on the company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report and are made in the context of our opinion on the financial statements as a whole. However, future events or conditions may cause the company to cease to continue as a going concern.

- Evaluating the overall presentation, structure and content of the financial statements, including the disclosures, and evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Considering our ultimate responsibility for the opinion on the company's consolidated financial statements we are responsible for the direction, supervision and performance of the group audit. In this context, we have determined the nature and extent of the audit procedures for components of the group to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole. Determining factors are the geographic structure of the group, the significance and/or risk profile of group entities or activities, the accounting processes and controls, and the industry in which the group operates. On this basis, we selected group entities for which an audit or review of financial information or specific balances was considered necessary.

We communicate with the supervisory board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We provide the supervisory board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the supervisory board, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Investors

Share performance

The case for investing in Ahold Delhaize

By purchasing Ahold Delhaize shares, investors gain a stake in one of the world's largest retail groups, operating strong local consumer brands in the United States and Europe with:

- Strong free cash flow generation with disciplined capital allocation
- Funding growth in key channels: supermarkets, eCommerce and smaller formats
- Good track record in cost management, including €500 million of net synergies expected in 2016-2019
- Experienced management with a broad set of skills
- Strong balance sheet with attractive returns to shareholders

Share performance in 2016[1]

On December 30, 2016, the closing price of an Ahold Delhaize ordinary share on Euronext Amsterdam was €20.03, a 2.8% increase compared to €19.48 on December 31, 2015. During the same period, the Euro STOXX 50 index increased by 0.7% and the AEX index increased by 9.4%.

In 2016, Ahold Delhaize shares traded on Euronext Amsterdam at an average closing price of €20.14 and an average daily trading volume of 3.9 million shares. Ahold Delhaize's market capitalization was €25.5 billion at year-end 2016. During 2016, the highest closing price for Ahold Delhaize's shares in Amsterdam was €22.09 on September 2, 2016, and the lowest was €18.11 on December 1, 2016.

On December 30, 2016, the closing price of Ahold Delhaize's ADR was $20.99, 0.7% lower than the closing price on December 31, 2015 ($21.14). In the same period, the Dow Jones index increased by 13.4%. In 2016, the average daily trading volume of Ahold Delhaize American Depositary Receipts (ADRs) was 138,451.

1 2015 numbers refer to Ahold only.

Ahold Delhaize share price
€



■ Range
■ Year-end price

2012-2015 numbers refer to Ahold only

Share performance
continued

Performance of Ahold Delhaize's common shares on Euronext Amsterdam

	2016	2015
Closing common share price at calendar year-end (in €)	20.03	19.48
Average closing common share price (in €)	20.14	17.87
Highest closing common share price (in €)	22.09	20.68
Lowest closing common share price (in €)	18.11	14.32
Average daily trading volume	3,889,901	3,629,771
Market capitalization (€ million)	25,484	15,944

Source: Bloomberg

Shareholder structure

Share capital

During 2016, Ahold Delhaize's issued share capital outstanding increased by approximately 454 million common shares to 1,272 million common shares, mainly related to the merger between Ahold and Delhaize Group. Following the merger, Delhaize shareholders received 4.75 Ahold ordinary shares for each issued and outstanding Delhaize common share, which increased the number of common shares outstanding by 496 million shares. This was partly offset by the reverse stock split of 48.5 million shares on July 18, 2016, and the use of 6.3 million treasury shares for share-based compensation.

The common shares issued increased by 447 million to 1,281 million at the end of 2016. The difference between the common shares outstanding and common shares issued are the treasury shares.

As of January 1, 2017, there were 9 million shares held in treasury, the majority held by Ahold Delhaize to cover the equity-based long-term incentive plan.

Ahold Delhaize's authorized share capital as of January 1, 2017, was comprised of the following:

• 1,921,000,000 common shares at €0.01 par value each

• 329,000,000 cumulative preferred financing shares at €0.01 par value each

• 2,250,000,000 cumulative preferred shares at €0.01 par value each

Shareholders by region[3]:

Percent	February 2017	February 2016[2]
North America	**20.0**	21.9
UK / Ireland	**17.7**	21.6
France	**8.6**	6.6
Rest of Europe	**8.1**	7.2
Rest of the world	**4.3**	5.0
Germany	**4.0**	4.8
The Netherlands[1]	**3.8**	5.1
Norway	**2.3**	3.7
Undisclosed[1]	**31.2**	24.1

1 The Netherlands excludes the percentage of shareholdings of all retail holdings and treasury shares, which are included in Undisclosed.

2 2016 numbers refer to Ahold only.

3 Source: CMi2i.

For additional information about Ahold Delhaize's share capital, see *Notes 20* and *22* to the consolidated financial statements. Ahold Delhaize is a public limited liability company registered in the Netherlands with a listing of shares (symbol: AD) on Euronext's Amsterdam Stock Exchange (AEX) and Euronext Brussels.

Shareholder structure
continued

American Depositary Receipts (ADRs)

Ahold Delhaize's shares trade in the United States on the over-the-counter (OTC) market (www.otcmarkets.com) in the form of American Depositary Receipts (ADRs) (ticker: ADRNY). The ratio between Ahold Delhaize ADRs and the ordinary Netherlands (euro denominated) shares is 1:1, i.e., one ADR represents one Ahold Delhaize ordinary share.

Deutsche Bank Trust Company Americas (the Depositary) acts as the depositary bank for Ahold Delhaize's ADR program.

Please also see Contact information for details on how to contact Deutsche Bank regarding the ADR program.

Security codes

Common shares:
Ticker: AD

Bloomberg code: AD NA

ISIN code: NL0011794037

CUSIP: N0074E105

American Depositary Receipts (ADR):
Ticker: ADRNY

Bloomberg code: ADRNY US

ISIN code: US5004675014

CUSIP: 500467501

Structure: Sponsored Level I ADR

Exchange: OTC

Ratio (DR:ORD): 1:1

Other codes:
Reuters code: AD.AS

Shareholder returns

For the 2015 financial year, a cash dividend of €0.52 per common share was approved by the annual General Meeting of Shareholders on April 19, 2016, and paid on May 4, 2016.

The announced common dividend of €0.57 for the financial year 2016 is up 9.6% from last year and will be proposed to shareholders at the annual General Meeting of Shareholders to be held on April 12, 2017. The payout ratio of 48% is within our dividend policy range of 40-50% of pro forma underlying income from continuing operations.

Shareholders KPIs 2012-2016

	2016	2015	2014	2013	2012
Dividend per common share	0.57	0.52	0.48	0.47	0.44
Dividend yield	2.8%	2.7%	3.3%	3.6%	4.3%
Payout ratio*	48%	49%	51%	51%	50%
Total shareholder return	5.5%	41.1%	6.4%	35.8%	13.8%

2016 dividend subject to the approval of the annual General Meeting of Shareholders

2012-2015 numbers refer to Ahold only

* Dividend payout ratio for 2016 is based on underlying income from continuing operations (on a pro forma basis). In 2015 this was based on a payout ratio of adjusted income from continuing operations.

Dividends on cumulative preferred financing shares

Ahold Delhaize paid an annual dividend on cumulative preferred financing shares in 2016 and plans to pay dividends on these shares in 2017 as required by the terms of the shares.

Capital repayment and reverse stock split

As part of the merger announcement, approximately €1 billion was returned to Ahold shareholders through a capital return and reverse stock split prior to the merger completion. The capital repayment, announced on June 24, 2015, was approved by Ahold's shareholders on March 14, 2016.

On July 15, 2016, the reverse stock split became effective by way of a consolidation of every 17 issued Ahold common shares into 16 common shares and a capital repayment of €1.29 per remaining share (equal to about €1.21 per old share) on July 21, 2016. For shareholders who held shares through Euroclear Nederland, the ex-date on Euronext Amsterdam was July 18, 2016. For holders of American Depositary Receipts (ADRs), the ex-date was July 15, 2016. The record date for the capital repayment was fixed at the close of trading hours on July 19, 2016.

Share buyback

On December 7, 2016, Ahold Delhaize announced its decision to return €1 billion to its shareholders by way of a share buyback program, which is expected to be completed before the end of 2017.

Maintaining a balanced approach between funding growth in key channels and returning excess liquidity to shareholders is part of Ahold Delhaize's financial framework to support its Better Together strategy. The purpose of the program is to reduce Ahold Delhaize's capital, by cancelling all or part of the common shares acquired through the program.

Key dates

Key dates 2017

Annual General Meeting of Shareholders	April 12
Ex-dividend date*	April 18
Dividend record date	April 19
Payment date	April 26
Announcement of first quarter 2017 results	May 10
Announcement of half year 2017 results	August 9
Announcement of third quarter 2017 results	November 8

*Ex-dividend date for the ADRs will be on April 17, 2017

AGM 2017

This year's annual General Meeting of Shareholders will be held at Theater Amsterdam in the Netherlands, on April 12, 2017.
The meeting will start at 2.00 pm (CET).

Five-year overview

Results, cash flow and other information

€ million, except per share data, exchange rates and percentages	2016	2015	2014	2013	2012
Net sales	49,695	38,203	32,774	32,615	32,682
Net sales growth at constant exchange rates[1]	32.3%	2.3%	0.8%	2.0%	3.6%
Operating income	1,584	1,318	1,250	1,239	1,336
Underlying operating margin	3.8%	3.8%	3.9%	4.2%	4.3%
Net interest expense	(276)	(244)	(222)	(242)	(207)
Income from continuing operations	830	849	791	805	869
Income (loss) from discontinued operations	–	2	(197)	1,732	46
Net income	830	851	594	2,537	915
Net income per common share (basic)	0.81	1.04	0.68	2.48	0.88
Net income per common share (diluted)	0.81	1.02	0.67	2.39	0.85
Income from continuing operations per common share (basic)	0.81	1.04	0.90	0.79	0.84
Income from continuing operations per common share (diluted)	0.81	1.02	0.88	0.77	0.81
Dividend per common share	0.57	0.52	0.48	0.47	0.44
Free cash flow	1,441	1,184	1,055	1,109	1,051
Net cash from operating, investing and financing activities	2,114	73	(1,005)	681	(511)
Capital expenditures (including acquisitions)[2]	16,775	1,172	1,006	843	1,876
Capital expenditures as % of net sales	33.8%	3.1%	3.1%	2.6%	5.7%
Regular capital expenditures	1,377	811	740	830	929
Regular capital expenditures as % of net sales	2.8%	2.1%	2.3%	2.5%	2.8%
Average exchange rate (€ per $)	0.9038	0.9001	0.7529	0.7533	0.7782

1 Net sales growth in 2016 and 2015 is adjusted for the impact of week 53 in 2015.

2 The amounts represent additions to property, plant and equipment, investment property and intangible assets. The amounts include assets acquired through business combinations and exclude discontinued operations.

Five-year overview
continued

Balance sheet and other information

€ million, except for number of stores and otherwise indicated	January 1, 2017	January 3, 2016	December 28, 2014	December 29, 2013	December 30, 2012
Group equity[2]	**16,276**	5,621	4,844	6,520	5,146
Gross debt	**7,561**	3,502	3,197	3,021	3,246
Cash, cash equivalents, and short-term deposits and similar instruments and available-for-sale financial assets – current portion	**4,317**	2,354	1,886	3,963	1,886
Net debt	**3,244**	1,148	1,311	(942)	1,360
Total assets	**36,275**	15,880	14,138	15,142	14,572
Number of stores[1]	**6,556**	3,253	3,206	3,131	3,074
Number of employees (in thousand FTEs)[1]	**225**	129	126	123	125
Number of employees (in thousands headcount)[1]	**370**	236	227	222	225
Common shares outstanding (in millions)[2]	**1,272**	818	823	982	1,039
Share price at Euronext (€)	**20.03**	19.48	14.66	13.22	10.16
Market capitalization[2]	**25,484**	15,944	12,059	12,989	10,551
Year-end exchange rate (€ per $)	**0.9506**	0.9208	0.8213	0.7277	0.7566

1   The number of stores and employees include discontinued operations (Slovakia).

2   In 2016, €1,001 million was returned to shareholders through a capital repayment (2014: €1,007 million) and nil as a result of a share buyback (2015: €161 million, 2014: €1,232 million, 2013: €768 million and 2012: €277 million).

Contact information

Ahold Delhaize proactively maintains an open dialogue with shareholders, providing accurate information in a timely and consistent way. We do this through press releases, the Annual Report, presentations, webcasts, and regular briefings with analysts, fund managers and shareholders.

Ahold Delhaize is covered by approximately 30 analysts who frequently issue reports on the Company.

Corporate website

Whether you want to view the Company's latest press releases or learn more about our great local brands and heritage, our commitment to being a sustainable retailer, or our approach to corporate governance, Ahold Delhaize's corporate website provides a wealth of information for shareholders. If you have a general question about your shareholding, the *Investors* section of our corporate website can help, as it contains much of the information that is most frequently requested from our shareholder helpline. Investors are also encouraged to sign up to receive emailed news alerts, which include all financial news releases throughout the year. You can access the corporate website at www.aholddelhaize.com.

The Company is responsible for the maintenance and integrity of the financial information on our website. This information has been prepared under the relevant accounting standards and legislation.

Electronic communication

In recent years, changes in legislation have removed the requirement for companies to mail large quantities of paper communications to shareholders. Instead, companies are choosing to communicate with their shareholders via the internet, because of its speed and environmental benefits, and to save costs. Ahold Delhaize actively encourages shareholders to sign up to receive electronic communications, as part of our commitment to being a sustainable retailer. For information about how to register to receive electronic communications, please visit the *Contact us* section of our corporate website.

How to get in touch

Investor Relations







Henk Jan ten Brinke
SVP Investor Relations

Aurélie Bultynck
Director Investor Relations

Kim Verdouw
Senior Manager Investor Relations

investor.relations@aholddelhaize.com
+31 88 659 52 13

Media Relations





Ellen van Ginkel
Director External Communications

Maud van Gaal
Manager External Communications

communications@aholddelhaize.com
+31 88 659 51 34

Contact information
continued

General information

Ahold Delhaize Group Communications
Provincialeweg 11
1506 MA Zaandam
The Netherlands
Telephone: +31 88 659 5100
Email: communications@aholddelhaize.com
www.aholddelhaize.com
Trade Register No. 35000363

Shareholder information

Ahold Delhaize Investor Relations
Provincialeweg 11
1506 MA Zaandam
The Netherlands
Telephone: +31 88 659 5213
Email: investor.relations@aholddelhaize.com

Visiting address

Ahold Delhaize Global Support Office
Provincialeweg 11
1506 MA Zaandam
The Netherlands

ADR information

Deutsche Bank Trust Company Americas
c/o American Stock Transfer & Trust Company
Peck Slip Station
P.O. Box 2050
New York, NY 10272-2050
Email: DB@amstock.com

Shareholder Service (toll-free) Tel. (866) 706-0509
Shareholder Service (international) Tel. (718) 921-8124
www.amstock.com

Cautionary notice

This Annual Report includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements. Words such as committed, strategy, on track, opportunities, improve, trends, ongoing efforts, key priority, focused on, goals, future, going forward, expect, aim, planning, prepare, vision, ahead, ambitions, keep, come, will, promises, strive, endeavor and policy or other similar words or expressions are typically used to identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the "Company") to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to risks relating to competition and pressure on profit margins in the food retail industry; the impact of the Company's outstanding financial debt; future changes in accounting standards; the Company's ability to generate positive cash flows; general economic conditions; the Company's international operations; the impact of economic conditions on consumer spending; turbulences in the global credit markets and the economy; the significance of the Company's U.S. operations and the concentration of its U.S. operations on the east coast of the U.S.; increases in interest rates and the impact of downgrades in the Company's credit ratings; competitive labor markets, changes in labor conditions and labor disruptions; environmental liabilities associated with the properties that the Company owns or leases; the Company's inability to locate appropriate real estate or enter into real estate leases on commercially acceptable terms; exchange rate fluctuations; additional expenses or capital expenditures associated with compliance with federal, regional, state and local laws and regulations in the U.S., the Netherlands, Belgium and other countries; product liability claims and adverse publicity; risks related to corporate responsibility and sustainable retailing; the Company's inability to successfully implement its strategy, manage the growth of its business or realize the anticipated benefits of acquisitions; its inability to successfully complete divestitures and the effect of contingent liabilities arising from completed divestitures; unexpected outcomes with respect to tax audits; disruption of operations and other factors negatively affecting the Company's suppliers; the unsuccessful operation of the Company's franchised and affiliated stores; natural disasters and geopolitical events; inherent limitations in the Company's control systems; the failure or breach of security of IT systems; changes in supplier terms; antitrust and similar legislation; unexpected outcome in the Company's legal proceedings; adverse results arising from the Company's claims against its self-insurance programs; increase in costs associated with the Company's defined benefit pension plans; and other factors discussed in the Company's public filings and other disclosures.

Forward-looking statements reflect the current views of the Company's management and assumptions based on information currently available to the Company's management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law.

Outside the Netherlands Ahold Delhaize presents itself under the name "Royal Ahold Delhaize" or "Ahold Delhaize". For the reader's convenience, "Ahold Delhaize", the "Company", the "company", "Ahold Delhaize group" or the "Group" is also used throughout this Annual Report. The Company's registered name is "Koninklijke Ahold Delhaize N.V."

Nielsen's information as included in this Annual Report does not constitute a reliable independent basis for investment advice or Nielsen's opinion as to the value of any security or the advisability of investing in, purchasing or selling any security.